         As filed with the Securities and Exchange Commission on January 4, 2010
                                                    Registration No. 333-_______
                                                                        811-7451

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 45

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT T
              (formerly, John Hancock Variable Annuity Account JF)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                           Arnold R. Bergman, Esquire
                  John Hancock Life Insurance Company (U.S.A.)
                               601 Congress Street
                              Boston, MA 02210-2805
                     (Name and Address of Agent for Service)

                                    Copy to:
                                 Stephen E. Roth
                        Sutherland, Asbill & Brennan, LLP
                          1275 Pennsylvania Avenue, NW
                            Washington, DC 20004-2415

Approximate Date of Proposed Public Offering: IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE AS SOON AS PRACTICABLE AFTER THE FILING DATE OF THE REGISTRATION STATEMENT.

Title of Securities Being Registered: Variable Annuity Insurance Contracts

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                                   PROSPECTUS
                        Revolution Extra Variable Annuity

                                                Prospectus dated January 4, 2010

                             (JOHN HANCOCK(R) LOGO)
                              JOHN HANCOCK ANNUITIES

                          Declaration Variable Annuity
                            Patriot Variable Annuity
                       Revolution Access Variable Annuity
                       Revolution Extra Variable Annuity**
                        Revolution Value Variable Annuity
                           PREVIOUSLY ISSUED CONTRACTS

This Prospectus describes interests in the deferred Purchase Payment Variable Annuity Contracts listed above that were previously issued by JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO") and subsequently assumed by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("JOHN HANCOCK USA"). These Contracts are no longer offered for sale, however, you may make Additional Purchase Payments as permitted under your Contract. In this Prospectus, "we," "us," "our," or "the Company" refers to John Hancock USA. You, the Contract Owner, should refer to the first page of your Contract, to determine which of the above Contracts you purchased.

This Prospectus describes the variable portion of the Contracts to which you may allocate Additional Purchase Payments, to the extent permitted by your Contract. If you do, your Contract Value (other than value allocated to a Fixed Investment Option) and Variable Annuity payments will vary according to the investment performance of the applicable Sub-Accounts of the JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT T (the "Separate Account"). Each Sub-Account invests in one of the following Portfolios of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. Certain Variable Investment Options may not be available under a Contract.

JOHN HANCOCK TRUST
500 Index Trust B
Active Bond Trust
Blue Chip Growth Trust(1)
Capital Appreciation Trust(1)
Equity-Income Trust(1)
Financial Services Trust
Global Bond Trust(1)
Health Sciences Trust(2)
High Yield Trust(1)
International Equity Index Trust B(1)
Lifestyle Balance Trust
Mid Cap Index Trust(2)
Mid Cap Stock Trust(2)
Mid Value Trust(1)
Money Market Trust B
Optimized All Cap Trust
Overseas Equity Trust
Real Estate Securities Trust(1)
Short-Term Bond Trust(1)
Small Cap Growth Trust
Small Cap Index Trust(2)
Small Cap Value Trust(2)
Total Bond Market Trust B
Total Return Trust(2)
Total Stock Market Index Trust(2)

(1) Available on Revolution Access, Revolution Extra, Revolution Value Variable Annuities and Patriot Variable Annuity Contracts only

(2) Available on Revolution Access, Revolution Extra, Revolution Value Variable Annuity Contracts only

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

** If you purchased a Revolution Extra Contract, we will add an "Extra Credit" of at least 3.5% of each Purchase Payment that you make under that Contract. Because of this feature, the withdrawal charge applicable to certain withdrawals of Contract Value may be higher than those imposed under Contracts without an "Extra Credit" or "bonus" feature. The amount of the Extra Credit may be more than offset by the withdrawal charge if you prematurely "surrender" or otherwise withdraw money in excess of the free withdrawal amounts while this charge is in effect.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

    ANNUITIES SERVICE CENTER                                 MAILING ADDRESS
      164 Corporate Drive                                 Post Office Box 9505
  Portsmouth, NH 03801-6815                            Portsmouth, NH 03802-9505
       (800) 824-0335                                     www.jhannuities.com

                                Table of Contents

I. GLOSSARY OF SPECIAL TERMS ..........................................................     1
II. OVERVIEW ..........................................................................     3
III. FEE TABLES .......................................................................     5
   EXAMPLES ...........................................................................     6
IV. BASIC INFORMATION .................................................................    10
   WHAT IS THE CONTRACT? ..............................................................    10
   WHO OWNS THE CONTRACT? .............................................................    10
   IS THE OWNER ALSO THE ANNUITANT? ...................................................    10
   HOW CAN I INVEST MONEY IN A CONTRACT? ..............................................    10
      Purchase Payments ...............................................................    10
      Initial Purchase Payment ........................................................    10
      Issue Date and Contract Year ....................................................    11
      Limits on Purchase Payments .....................................................    11
      Ways to Make Additional Purchase Payments .......................................    11
      Additional Purchase Payments by Wire ............................................    11
   HOW WILL THE VALUE OF MY INVESTMENT IN THE CONTRACT CHANGE OVER TIME? ..............    11
      Variable Investment Options .....................................................    11
      Fixed Investment Options ........................................................    12
      Extra Credit Feature ............................................................    12
   WHAT ANNUITY BENEFITS DOES THE CONTRACT PROVIDE? ...................................    12
   TO WHAT EXTENT CAN JOHN HANCOCK USA VARY THE TERMS AND CONDITIONS OF THE
      CONTRACTS? .....................................................................     12
      State Law Insurance Requirements ................................................    12
      Variations in Charges or Rates ..................................................    12
   WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT? ................................    13
   HOW CAN I CHANGE MY CONTRACT'S INVESTMENT OPTIONS? .................................    13
      Allocation of Purchase Payments .................................................    13
      Transfers Among Investment Options ..............................................    13
      Procedure for Transferring Your Assets ..........................................    14
      Telephone and Electronic Transactions ...........................................    15
      Dollar Cost Averaging Programs ..................................................    15
      Strategic Rebalancing Program ...................................................    16
   WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT? ...........................    16
      Asset-Based Charges .............................................................    16
      Annual Contract Fee .............................................................    17
      Premium Taxes ...................................................................    17
      Withdrawal Charge ...............................................................    17
      Other Charges ...................................................................    19
   HOW CAN I WITHDRAW MONEY FROM MY CONTRACT? .........................................    19
      Surrenders and Partial Withdrawals ..............................................    19
      Nursing Home Waiver of Withdrawal Charge ........................................    20
      Waiver of Withdrawal Charge Rider ...............................................    20
      Systematic Withdrawal Plan ......................................................    21
      Telephone Withdrawals ...........................................................    21
   WHAT HAPPENS IF THE OWNER OR ANNUITANT DIES BEFORE MY CONTRACT'S MATURITY DATE? ....    21
      Death Benefits - In General .....................................................    21
      Distribution Requirements Following Death of Owner ..............................    21
      Death Benefits Following Death of Annuitant .....................................    22
      Standard Death Benefit ..........................................................    22
      Enhanced Death Benefit Riders ...................................................    23
      Calculation and Payment of Death Benefit Value ..................................    23
   WHAT OTHER OPTIONAL BENEFITS MAY HAVE BEEN AVAILABLE TO ME UNDER A CONTRACT? .......    23
      Accumulated Value Enhancement Benefit ...........................................    23
      Guaranteed Retirement Income Benefit ............................................    24
   CAN I RETURN MY CONTRACT? ..........................................................    24
V. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNT AND THE PORTFOLIOS ..............    26
   THE COMPANY ........................................................................    26
   THE SEPARATE ACCOUNT ...............................................................    26
   THE PORTFOLIOS .....................................................................    27
VI. INFORMATION ABOUT FIXED INVESTMENT OPTIONS ........................................    32
   IN GENERAL .........................................................................    32
   HOW THE FIXED INVESTMENT OPTIONS WORK ..............................................    32
   GUARANTEED INTEREST RATES ..........................................................    32
   CALCULATION OF MARKET VALUE ADJUSTMENT ("MVA") .....................................    32
   WHAT ADDITIONAL GUARANTEE APPLIES TO THE FIXED INVESTMENT OPTIONS UNDER MY
      CONTRACT? ......................................................................     33
VII. THE ACCUMULATION PERIOD ..........................................................    35
   YOUR VALUE IN OUR VARIABLE INVESTMENT OPTIONS ......................................    35
   VALUATION OF ACCUMULATION UNITS ....................................................    35
   VARIABLE INVESTMENT OPTION VALUATION PROCEDURES ....................................    35
   YOUR VALUE IN THE FIXED INVESTMENT OPTIONS .........................................    35
VIII. THE ANNUITY PERIOD ..............................................................    36
   DATE OF MATURITY ...................................................................    36
   CHOOSING FIXED OR VARIABLE ANNUITY PAYMENTS ........................................    36
   SELECTING AN ANNUITY OPTION ........................................................    36
   VARIABLE MONTHLY ANNUITY PAYMENTS ..................................................    37
   ASSUMED INVESTMENT RATE ............................................................    37
   TRANSFERS DURING THE ANNUITY PERIOD ................................................    37
   FIXED MONTHLY ANNUITY PAYMENTS .....................................................    37
   ANNUITY OPTIONS ....................................................................    38
IX. FEDERAL TAX MATTERS ...............................................................    39
   INTRODUCTION .......................................................................    39
   OUR TAX STATUS .....................................................................    39
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS .......................................    39
   CHARITABLE REMAINDER TRUSTS ........................................................    39
   NONQUALIFIED CONTRACTS .............................................................    40
   QUALIFIED CONTRACTS ................................................................    42
   SEE YOUR OWN TAX ADVISER ...........................................................    46
X. OTHER INFORMATION ..................................................................    47
   ASSIGNMENT; CHANGE OF OWNER OR BENEFICIARY .........................................    47
   BENEFICIARY ........................................................................    47
   SPOUSE .............................................................................    47
   PERFORMANCE INFORMATION ............................................................    47
   REPORTS ............................................................................    48
   VOTING PRIVILEGES ..................................................................    48
   CHANGES TO THE SEPARATE ACCOUNT ....................................................    48
   VARIATIONS IN CHARGES OR RATES FOR ELIGIBLE CLASSES ................................    48
   DISTRIBUTION OF CONTRACTS ..........................................................    49
   STATEMENT OF ADDITIONAL INFORMATION ................................................    49
   FINANCIAL STATEMENTS ...............................................................    50
APPENDIX A: DETAILS ABOUT OUR FIXED INVESTMENT OPTIONS ................................   A-1
APPENDIX B: EXAMPLES OF WITHDRAWAL CHARGE CALCULATIONS ................................   B-1
APPENDIX C: OPTIONAL ENHANCED DEATH BENEFITS ..........................................   C-1
APPENDIX D: EXAMPLES OF EARNINGS ENHANCEMENT DEATH BENEFIT CALCULATION ................   D-1
APPENDIX E: QUALIFIED PLAN TYPES ......................................................   E-1
APPENDIX U: ACCUMULATION UNIT VALUE TABLES ............................................   U-1

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

1940 ACT: The Investment Company Act of 1940, as amended.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Maturity Date.

ADDITIONAL PURCHASE PAYMENT: Any Purchase Payment made after the initial Purchase Payment.

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant," the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY PERIOD: The period when we make annuity payments to you following the Maturity Date.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading on the New York Stock Exchange, which generally is 4:00 pm Eastern Time.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock Life Insurance Company (U.S.A.).

CONTRACT: The Variable Annuity Contracts described by this Prospectus.

CONTRACT ANNIVERSARY: The anniversary of the date the Contract was issued.

CONTRACT VALUE: The total of the Investment Account values attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FIXED INVESTMENT OPTION: An Investment Option in which a Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any guarantee period.

GENERAL ACCOUNT: All of the Company's assets other than assets in its Separate Account or any other separate account that it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners. We refer to the Variable Investment Options and the Fixed Investment Option together as Investment Options.

JHVLICO: John Hancock Variable Life Insurance Company.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

MATURITY DATE: The date on which we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NONQUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the Ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed.

PORTFOLIO: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

PROSPECTUS: This Prospectus that describes interests in a Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.

RIDER: An optional benefit that you may have elected for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account
T. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SUB-ACCOUNT: A Sub-Account of the Separate Account. Each Sub-Account invests in shares of a specific Portfolio.

SURRENDER VALUE: The total value of a Contract, after any market value adjustment, minus the annual Contract fee, any applicable premium tax, and any applicable Rider charges, and any withdrawal charges (if applicable). We will determine the amount surrendered or withdrawn as of the date we receive your request in proper form at the Annuities Service Center.

UNPAID LOAN: The unpaid amount (including any accrued interest) of loans a Qualified Contract Owner may have taken from us, using certain Contract Value as collateral.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of the Separate Account that invests in shares of a specific Portfolio.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax, proportional share of administrative fee and market value adjustment, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.

Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, some terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract. We disclose all material features and benefits of the Contracts in this Prospectus.

The Contracts described in this Prospectus are no longer offered for sale; however, you may make Additional Purchase Payments as permitted under your Contract. This Prospectus contains information that you should know before you exercise any of your rights under the Contract.

Prospectuses for Contracts often undergo certain changes in their terms from year to year to reflect changes in the Contracts. The changes include such things as the liberalization of benefits, the exercise of rights reserved under a Contract, the alteration of administrative procedures and changes in the Investment Options available. Any such change may or may not apply to Contracts issued prior to the effective date of the change. This Prospectus reflects the status of the product as of the date of this Prospectus. This Prospectus contains information about other products. Therefore, this Prospectus may contain information that is inapplicable to your Contract. You should consult your Contract to verify whether any particular provision applies to you and whether you may elect any particular Investment Option.

The Variable Investment Options shown on the first page of this Prospectus are those available under the Contracts described in this Prospectus as of the date of this Prospectus. There may be Variable Investment Options that are not available to you. We may add, modify or delete Variable Investment Options in the future.

When you select one or more of these Variable Investment Options, we invest your money in NAV shares of a corresponding Portfolio of the John Hancock Trust (the "Trust"). The Trust is a so-called "series" type mutual fund registered with the SEC. The investment results of each Variable Investment Option you select will depend on those of the corresponding Portfolios of the Trust. Each of the Portfolios is separately managed and has its own investment objective and strategies. The Trust prospectus contains detailed information about each available Portfolio. Be sure to read that prospectus before selecting any of the Variable Investment Options.

For amounts you don't wish to invest in a Variable Investment Option, you may be able to invest these amounts in a currently offered Fixed Investment Option if permitted by your local jurisdiction. We invest the assets allocated to a Fixed Investment Option in our General Account and they earn interest at a fixed rate, declared by us, subject to a minimum rate stated in your Contract. If you remove money from any Fixed Investment Option prior to its expiration, however, we may increase or decrease your Contract's value to compensate for changes in interest rates that may have occurred subsequent to the beginning of that Fixed Investment Option. This is known as a "market value adjustment."

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

We refer to the Variable Investment Options and any available Fixed Investment Option together as Investment Options.

The annuity described in this Prospectus may be sold on a group basis. If you purchase the annuity under a group contract, you will be issued a group certificate. If that is the case, the word "Contract" as used in this Prospectus should be interpreted as meaning the certificate issued to you under the group contract.

SECTION 403(B) QUALIFIED PLANS. We currently are not offering this Contract for use in a retirement plan intended to qualify as a Section 403(b) Qualified Plan (a "Section 403(b) Qualified Plan" or the "Plan"). If you had purchased this Contract for use in a Section 403(b) Qualified Plan, your employer, the Plan's administrator, or the Plan's sponsor may request that we enter into an agreement with your Section 403(b) Qualified Plan concerning the sharing of information related to your Contract (an "Information Sharing Agreement"). Unless contained in an Information Sharing Agreement, we may receive a written determination by your employer, the Plan administrator or the Plan sponsor of your Section 403(b) Qualified Plan that the plan qualifies under Section 403(b) of the Code and complies with applicable Treasury regulations (a "Certificate of Compliance") (Information Sharing Agreement and Certificate of Compliance, together the "Required Documentation").

We may accept, reject or modify any of the terms of a proposed Information Sharing Agreement presented to us, and make no representation that we will enter into an Information Sharing Agreement with your Section 403(b) Qualified Plan.

For more information regarding Section 403(b) Qualified Plans, please see Appendix E: "Qualified Plan Types," or you may request a copy of the Statement of Additional Information from the Annuities Service Center.

The Contracts were not available in all states. Certain features of the Contracts, including optional benefit Riders, may not have been available or may have been modified for Contracts issued in various states. YOU SHOULD REVIEW YOUR CONTRACT, OR CONTACT THE ANNUITIES SERVICE CENTER, FOR ADDITIONAL INFORMATION. You should disregard all references in the Prospectus to benefits that are NOT available in your state.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.

                                 III. Fee Tables

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES APPLICABLE TO BUYING, OWNING AND SURRENDERING A CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU PAID AT THE TIME THAT YOU BOUGHT THE CONTRACT AS WELL AS THE FEES AND EXPENSES YOU WILL PAY WHEN YOU MAKE ADDITIONAL PURCHASES UNDER THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

   CONTRACT OWNER TRANSACTION        DECLARATION           PATRIOT       REVOLUTION ACCESS   REVOLUTION EXTRA    REVOLUTION VALUE
           EXPENSES(1)             VARIABLE ANNUITY    VARIABLE ANNUITY   VARIABLE ANNUITY   VARIABLE ANNUITY    VARIABLE ANNUITY
-------------------------------- ------------------- ------------------- ----------------- ------------------- -------------------
Maximum Withdrawal Charge        6% for the 1st year 6% for the 1st year                   7% for the 1st year 7% for the 1st year
(as % of amount of the Purchase  6% for the 2nd year 6% for the 2nd year                   7% for the 2nd year 6% for the 2nd year
Payment that we consider to have 5% for the 3rd year 5% for the 3rd year                   7% for the 3rd year 5% for the 3rd year
been withdrawn) (2)              5% for the 4th year 5% for the 4th year                   7% for the 4th year 4% for the 4th year
                                 4% for the 5th year 4% for the 5th year                   6% for the 5th year 3% for the 5th year
                                 3% for the 6th year 3% for the 6th year                   5% for the 6th year 2% for the 6th year
                                 2% for the 7th year 2% for the 7th year        None       4% for the 7th year 1% for the 7th year
                                 0% thereafter       0% thereafter                         0% thereafter       0% thereafter
Maximum transfer charge(3)               $25                 N/A                $25               $25                 $25

(1) State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment.

(2) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.

(3) This charge is not currently imposed, but we reserve the right to do so in the Contract. If we do, it will be taken upon each transfer into or out of any Investment Option beyond an annual limit of not less than 12.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE FEES AND EXPENSES PAID AT THE PORTFOLIO LEVEL.

                                   DECLARATION       PATRIOT      REVOLUTION ACCESS REVOLUTION EXTRA REVOLUTION VALUE
                                VARIABLE ANNUITY VARIABLE ANNUITY  VARIABLE ANNUITY VARIABLE ANNUITY VARIABLE ANNUITY
                                ---------------- ---------------- ----------------- ---------------- ----------------
Maximum Annual Contract Fee(4)      $  50             $  50            $  50             $  50            $  50
Current Annual Contract Fee (5)     $  30             $  30            $  30             $  30            $  30
SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE) (6)
(Contracts with initial Purchase Payment less than $250,000)
Asset-Based Charge                   1.25%             1.25%            1.25%             1.25%            1.25%
(Contracts with initial Purchase Payment greater than $250,000)
Asset-Based Charge                   1.00%             1.00%            1.25%             1.25%            1.25%
OPTIONAL BENEFIT RIDER CHARGES(7) (AS A PERCENTAGE OF YOUR CONTRACT'S TOTAL VALUE UNLESS OTHERWISE STATED)
Accidental Death Benefit Rider       0.10%             0.10%         Not Offered       Not Offered      Not Offered
Accumulated Value Enhancement
("CARESolutions Plus")            Not Offered       Not Offered     Maximum: 1.00%    Maximum: 1.00%  Maximum: 1.00%
Rider(8) (as a percentage of
your initial Purchase Payment)                                      Current: 0.40%   Current: 0.35%   Current: 0.35%
Earnings Enhancement
("Beneficiary Tax Relief")
Death Benefit Rider               Not Offered       Not Offered         0.25%             0.25%            0.25%
Enhanced "Stepped Up" Death
Benefit Rider                        0.15%             0.15%         Not Offered       Not Offered      Not Offered
Enhanced Death Benefit Rider(9)   Not Offered       Not Offered         0.25%             0.25%            0.25%
Guaranteed Retirement Income
Benefit Rider (10)                Not Offered       Not Offered         0.30%             0.30%            0.30%
Nursing Home Waiver (10)             0.05%             0.05%         Not Offered       Not Offered      Not Offered
Waiver of Withdrawal Charge
("CARESolutions") Rider(11)       Not Offered       Not Offered      Not Offered          0.10%            0.10%

(4) This charge is not currently imposed and would only apply to Declaration and Patriot Contracts of less than $10,000; and Revolution Access, Revolution Extra, and Revolution Value Contracts of less than $50,000.

(5) This charge applies only to Declaration and Patriot Contracts of less than $10,000; and Revolution Access, Revolution Extra, and Revolution Value Variable Annuities Contracts of less than $50,000. It is taken at the end of each Contract Year but, if you surrender a Contract before then, it will be taken at the time of surrender.

(6) This charge only applies to that portion of account value held in the Variable Investment Options. The charge does not apply to amounts in the Fixed Investment Options. For Revolution Access, Revolution Extra and Revolution Value Variable Annuities Contracts, the charge does not apply to the guarantee rate account under our dollar-cost averaging value program.

(7) Charges for optional benefit Riders are assessed monthly. The monthly charge is 1/12 of the annual charge shown in this table.

(8) This Rider is available only if you purchased the Waiver of Withdrawal Charge Rider as well. We do not currently impose the maximum charge shown, but reserve the right to do so on a uniform basis for all Accumulated Value Enhancement Riders issued in the same state.

(9) In certain states (and for Riders issued prior to May 1, 2002), the rate for Enhanced Death Benefit Rider may be lower than the amount shown.

(10) This Rider is not available for Contracts issued after April 30, 2004.

(11) as a percentage of that portion of your Contract's total value attributable to Purchase Payments that are still subject to withdrawal charges

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES   MINIMUM   MAXIMUM
-----------------------------------------   -------   -------
Range of expenses that are deducted from     0.25%     1.14%
Portfolio assets, including management
fees, and other expenses

EXAMPLES

The following two examples are intended to help you compare the cost of investing in Contracts with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Portfolio fees and expenses.

The first example assumes that you invest $10,000 in a Contract with all the optional benefit Riders that may have been available. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                MAXIMUM PORTFOLIO LEVEL TOTAL OPERATING EXPENSES

DECLARATION VARIABLE ANNUITY WITH:
   Enhanced "stepped-up" Death Benefit Rider;
   Accidental Death Benefit Rider;
   and  Nursing Home Waiver Rider                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS
   If you surrender the Contract at the end of the applicable time period:   $  817    $1,296    $1,803    $3,066
   If you annuitize, or do not surrender the Contract at the end of the
      applicable time period:                                                $  277    $  849    $1,447    $3,066
PATRIOT VARIABLE ANNUITY WITH:
   Enhanced "stepped-up" Death Benefit Rider;
   Accidental Death Benefit Rider;
   and  Nursing Home Waiver Rider                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS
   If you surrender the Contract at the end of the applicable time period:   $  815    $1,292    $1,797    $3,053
   If you annuitize, or do not surrender the Contract at the end of the
      applicable time period:                                                $  275    $  845    $1,440    $3,053
REVOLUTION ACCESS VARIABLE ANNUITY WITH:
   Enhanced Death Benefit Rider
   Earnings Enhancement Death Benefit Rider
   Accumulated Value Enhancement Rider; and
   Guaranteed Retirement Income Benefit Rider                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
   If you surrender the Contract at the end of the applicable time period:   $  423    $1,278    $2,143    $4,354
   If you annuitize, or do not surrender the Contract at the end of the
      applicable time period:                                                $  423    $1,278    $2,143    $4,354
REVOLUTION EXTRA VARIABLE ANNUITY WITH:
   Waiver of Withdrawal Charge Rider;
   Enhanced Death Benefit Rider;
   Earnings Enhancement Death Benefit Rider;
   Accumulated Value Enhancement Rider; and
   Guaranteed Retirement Income Benefit Rider                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
   If you surrender the Contract at the end of the applicable time period:   $1,064    $1,938    $2,732    $4,447
   If you annuitize, or do not surrender the Contract at the end of the
      applicable time period:                                                $  434    $1,309    $2,193    $4,447
REVOLUTION VALUE VARIABLE ANNUITY WITH:
   Waiver of Withdrawal Charge Rider;
   Enhanced Death Benefit Rider;
   Earnings Enhancement Death Benefit Rider;
   Accumulated Value Enhancement Rider; and
   Guaranteed Retirement Income Benefit Rider.                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
   If you surrender the Contract at the end of the applicable time period:   $1,063    $1,755    $2,456    $4,436
   If you annuitize, or do not surrender the Contract at the end of the
      applicable time period:                                                $  433    $1,305    $2,187    $4,436

The next example assumes that you invest $10,000 in a Contract with no optional benefit riders for the time periods indicated. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Portfolios.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                MINIMUM PORTFOLIO LEVEL TOTAL OPERATING EXPENSES

DECLARATION VARIABLE ANNUITY                                                 1 YEAR   3 YEARS   5 YEARS   10 YEARS
If you surrender the Contract at the end of the applicable time period:       $695     $  929    $1,187    $1,820
If you annuitize, or do not surrender the Contract at the end of the
   applicable time period:                                                    $155     $  482    $  833    $1,820
PATRIOT VARIABLE ANNUITY                                                     1 YEAR   3 YEARS   5 YEARS   10 YEARS
If you surrender the Contract at the end of the applicable time period:       $695     $  926    $1,183    $1,811
If you annuitize, or do not surrender the Contract at the end of the
   applicable time period:                                                    $155     $  480    $  828    $1,811
REVOLUTION ACCESS VARIABLE ANNUITY                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
If you surrender the Contract at the end of the applicable time period:       $155     $  480    $  828    $1,811
If you annuitize, or do not surrender the Contract at the end of the
   applicable time period:                                                    $155     $  480    $  828    $1,811
REVOLUTION EXTRA VARIABLE ANNUITY                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS
If you surrender the Contract at the end of the applicable time period:       $785     $1,107    $1,362    $1,817
If you annuitize, or do not surrender the Contract at the end of the
   applicable time period:                                                    $155     $  482    $  831    $1,817
REVOLUTION VALUE VARIABLE ANNUITY                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS
If you surrender the Contract at the end of the applicable time period:       $784     $  925    $1,092    $1,808
If you annuitize, or do not surrender the Contract at the end of the
   applicable time period:                                                    $154     $  479    $  827    $1,808

The following table describes the operating expenses for each Portfolio, as a percentage of the Portfolio's average net assets for the fiscal year ending December 31, 2008. More detail concerning each Portfolio's fees and expenses is contained in the Portfolio's prospectus and in the notes following the table.

AS NOTED IN THE FOOTNOTES TO THE TABLE, FOR CERTAIN PORTFOLIOS JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, INC. (THE "ADVISER") HAS AGREED TO WAIVE A PORTION OF ITS FEES OR REIMBURSE THE PORTFOLIO FOR EXPENSES WHEN, AND TO THE EXTENT THAT, THE NET OPERATING EXPENSES EXCEED AN AGREED UPON EXPENSE LIMITATION. THE ADVISOR MAY RECAPTURE OPERATING EXPENSES REIMBURSED OR FEES WAIVED UNDER PREVIOUS EXPENSE LIMITATION OR WAIVER ARRANGEMENTS FOR A PERIOD OF THREE YEARS FOLLOWING THE BEGINNING OF THE MONTH IN WHICH SUCH REIMBURSEMENT OR WAIVER OCCURRED.

PORTFOLIO ANNUAL EXPENSES (as a percentage of Portfolio average net assets for the fiscal year ended December 31, 2008, except as stated in the Notes that follow this table, rounded to two decimal places).

All of the Portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. These NAV class shares commenced operations on April 29, 2005. These NAV class shares of a Portfolio are based upon the expense ratios of the Portfolio's Series I shares for the year ended December 31, 2008 (adjusted to reflect the absence of any Rule 12b-1 fee applicable to the NAV shares).

                                                DISTRIBUTION               ACQUIRED     TOTAL ANNUAL   CONTRACTUAL      NET
                                    MANAGEMENT   AND SERVICE    OTHER   PORTFOLIO FEES   OPERATING       EXPENSE     OPERATING
PORTFOLIO/SERIES                        FEE     (12b-1) FEES  EXPENSES   AND EXPENSES   EXPENSES (1)  REIMBURSEMENT   EXPENSES
----------------                    ----------  ------------  --------  --------------  ------------  -------------  ---------
JOHN HANCOCK TRUST:
500 INDEX B(2)
Series NAV                             0.47%        0.00%       0.03%       0.00%          0.50%          0.00%        0.50%
ACTIVE BOND(3)
Series NAV                             0.60%        0.00%       0.04%       0.00%          0.64%          0.00%        0.64%
BLUE CHIP GROWTH(3, 4)
Series NAV                             0.81%        0.00%       0.04%       0.00%          0.85%          0.00%        0.85%
CAPITAL APPRECIATION(3)
Series NAV                             0.72%        0.00%       0.04%       0.00%          0.76%          0.00%        0.76%
EQUITY-INCOME(3, 4)
Series NAV                             0.81%        0.00%       0.05%       0.00%          0.86%          0.00%        0.86%
FINANCIAL SERVICES(3)
Series NAV                             0.82%        0.00%       0.08%       0.00%          0.90%          0.00%        0.90%
GLOBAL BOND(3, 5)
Series NAV                             0.70%        0.00%       0.10%       0.00%          0.80%          0.00%        0.80%
HEALTH SCIENCES(3, 4, 5)
Series NAV                             1.05%        0.00%       0.08%       0.00%          1.13%          0.00%        1.13%
HIGH YIELD(3)
Series NAV                             0.66%        0.00%       0.06%       0.00%          0.72%          0.00%        0.72%
INTERNATIONAL EQUITY INDEX B(2, 6)
Series NAV                             0.53%        0.00%       0.06%       0.00%          0.59%          0.00%        0.59%

                                                DISTRIBUTION               ACQUIRED     TOTAL ANNUAL   CONTRACTUAL      NET
                                    MANAGEMENT   AND SERVICE    OTHER   PORTFOLIO FEES   OPERATING       EXPENSE     OPERATING
PORTFOLIO/SERIES                        FEE     (12B-1) FEES  EXPENSES   AND EXPENSES   EXPENSES (1)  REIMBURSEMENT   EXPENSES
----------------                    ----------  ------------  --------  --------------  ------------  -------------  ---------
LIFESTYLE BALANCED(7)
Series NAV                             0.04%        0.00%       0.03%       0.76%          0.83%          0.00%        0.83%
MID CAP INDEX(3, 8)
Series NAV                             0.47%        0.00%       0.03%       0.00%          0.50%          0.00%        0.50%
MID CAP STOCK(3)
Series NAV                             0.84%        0.00%       0.05%       0.00%          0.89%          0.00%        0.89%
MID VALUE(3, 4)
Series NAV                             0.98%        0.00%       0.10%       0.00%          1.08%          0.00%        1.08%
MONEY MARKET B(2)
Series NAV                             0.49%        0.00%       0.04%       0.00%          0.53%          0.00%        0.53%
OPTIMIZED ALL CAP(3)
Series NAV                             0.68%        0.00%       0.06%       0.00%          0.74%          0.00%        0.74%
OVERSEAS EQUITY(3)
Series NAV                             0.98%        0.00%       0.14%       0.00%          1.12%          0.00%        1.12%
REAL ESTATE SECURITIES(3)
Series NAV                             0.70%        0.00%       0.05%       0.00%          0.75%          0.00%        0.75%
SHORT-TERM BOND(3)
Series NAV                             0.59%        0.00%       0.07%       0.00%          0.66%          0.00%        0.66%
SMALL CAP GROWTH(3)
Series NAV                             1.06%        0.00%       0.08%       0.00%          1.14%          0.00%        1.14%
SMALL CAP INDEX(3, 8)
Series NAV                             0.49%        0.00%       0.04%       0.00%          0.53%          0.00%        0.53%
SMALL CAP VALUE(3)
Series NAV                             1.06%        0.00%       0.06%       0.00%          1.12%          0.00%        1.12%
TOTAL BOND MARKET B(2, 9)
Series NAV                             0.47%        0.00%       0.06%       0.00%          0.53%          0.00%        0.53%
TOTAL RETURN(3, 10)
Series NAV                             0.69%        0.00%       0.06%       0.00%          0.75%          0.00%        0.75%
TOTAL STOCK MARKET INDEX(3, 8)
Series NAV                             0.49%        0.00%       0.04%       0.00%          0.53%          0.00%        0.53%

FOOTNOTES TO EXPENSE TABLE:

(1) The "Total Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio's prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying portfolios.

(2) JHT sells shares of these Portfolios only to certain variable life insurance and variable annuity separate accounts of John Hancock Life Insurance Company and its affiliates. As reflected in the table, each Portfolio is subject to an expense cap pursuant to an agreement between JHT and the Adviser and the expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the Portfolio) in an amount so that the rate of the Portfolio's Operating Expenses does not exceed its "Net Operating Expenses" as listed in the table above. A Portfolio's "Total Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses (estimated at 0.01% or less of the Portfolio's average net assets) of the Portfolio not incurred in the ordinary course of the Portfolio's business. Under the agreement, the Adviser's obligation to provide the expense cap with respect to a particular Portfolio will remain in effect until May 1, 2010 and will terminate after that date only if JHT, without the prior written consent of the Adviser, sells shares of the Portfolio to (or has shares of the Portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement. The fees shown in the table do not reflect this expense cap. If this expense cap had been reflected, the net operating expenses for the Portfolios would be as indicated below. For more information, please see the prospectus for the Participating Portfolios:

                               Contractual Expense   Net Operating
Portfolio                         Reimbursement         Expenses
---------                      -------------------   -------------
500 Index B                           -0.25%             0.25%
International Equity Index B          -0.24%             0.35%
Money Market B                        -0.24%             0.29%
Total Bond Market B                   -0.28%             0.25%

(3) Effective January 1, 2006, the Adviser has voluntarily agreed to waive its management fee for certain Portfolios or otherwise reimburse the expenses of those Portfolios ("Participating Portfolios"). The reimbursement will be equal, on an annualized basis, to 0.02% of that portion of the aggregate net assets of all the Participating Portfolios that exceeds $50 billion. The amount of the Reimbursement will be calculated daily and allocated among all the Participating Portfolios in proportion to the daily net assets of each Portfolio. The fees shown in the table do not reflect this waiver. If all applicable waivers or reimbursements had been reflected, the net operating expenses for these Portfolios would be as indicated below. For more information, please see the prospectus for the Participating Portfolios.

                       Net Operating
Portfolio                 Expenses
---------              -------------
Active Bond               0.64%
Blue Chip Growth          0.85%
Capital Appreciation      0.76%
Equity-Income             0.86%
Global Bond               0.80%
High Yield                0.72%
Mid Cap Stock             0.89%
Mid Value                 1.08%
Optimized All Cap         0.74%
Overseas Equity           1.12%

(4) T. Rowe Price has voluntarily agreed to waive a portion of its subadvisory fee for the following Portfolios of the Trust: Balanced Trust, Blue Chip Growth Trust, Capital Appreciation Value Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Real Estate Equity Trust, Science & Technology Trust, Small Company Value Trust, and Spectrum Income Trust. This waiver is based on the combined average daily net assets of these Portfolios and the following Portfolios of John Hancock Trust II: Blue Chip Growth Fund, Equity-Income Fund, Mid Value Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios"). Based on the combined average daily net assets of the T. Rowe Portfolios, the percentage fee reduction (as a percentage of the Subadvisory Fee) is as follows: 0.00% for the first $750 million, 5.0% for the next $750 million, 7.5% for the Next $1.5 billion, and 10.0% if over $3 billion. The Adviser has also voluntarily agreed to reduce the advisory fee for each Portfolio by the amount that the subadvisory fee is reduced. This voluntary fee waiver may be terminated by T. Rowe Price or the Adviser at any time.

(5) "Other Expenses" reflects the estimated amount based on a contractual change in the custody agreement. This agreement went into effect on April 1, 2009.

(6) The "Total Operating Expenses" include fees and expenses which are less than 0.01% that were incurred indirectly by the Portfolios as a result of its investment in other investment companies (e.g. underlying Portfolios) (each, an "Acquired Portfolio"). The Total operating expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in "Financial Highlights" section of the Portfolio's prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are estimated, not actual, amounts based on the Portfolio's current fiscal year.

(7) "Acquired Portfolio Fees and Expenses" are estimated based on a rebalance of investments in underlying Portfolios.

(8) The Adviser has agreed to reduce its advisory fee for each class of shares of the Portfolio in an amount equal to the amount by which the Expenses of such class of the Portfolio exceed the Expense Limit (as a percentage of the average annual net assets of the Portfolio attributable to the class) of 0.050% and, if necessary, to remit to that class of the Portfolio an amount necessary to ensure that such Expenses do not exceed that Expense Limit. "Expenses" means all the expenses of a class of the Portfolio excluding: (a) advisory fees, (b) Rule 12b-1 fees, (c) transfer agency fees and service fees, (d) blue sky fees, (e) taxes, (f) portfolio brokerage commissions, (g) interest, and (h) litigation and indemnification expenses and (i) other extraordinary expenses not incurred in the ordinary course of JHT's business. This expense limitation will continue in effect unless otherwise terminated by the Adviser upon notice to JHT. This voluntary expense limitation may be terminated at any time.

(9) "Other Expenses" does not include an interest expense which was charged in 2008. This expense is considered extraordinary and not anticipated in the future.

(10) "Other Expenses" reflect the estimate expenses to be paid as substitute dividend expenses on securities borrowed for the settlement of short sales.

                              IV. Basic Information

WHAT IS THE CONTRACT?

Each of the five (5) contacts listed on the first page of this Prospectus are deferred purchase payment variable annuity contracts. An "annuity contract" provides a person (known as the "Annuitant" or "payee") with a series of periodic payments. Because this Contract is also a "deferred payment" contract, the annuity payments will begin on a future date, called the Contract's Maturity Date. Under a "variable annuity" contract, the amount you have invested can increase or decrease in value daily based upon the value of the Variable Investment Options chosen. If your annuity is provided under a master group contract, the term "Contract" as used in this Prospectus refers to the certificate you will be issued and not to the master group contract.

WHO OWNS THE CONTRACT?

Unless the Contract provides otherwise, the Owner of the Contract is the person who can exercise the rights under the Contract, such as the right to choose the Investment Options or the right to surrender the Contract. In many cases, the person who bought the Contract is the Owner. However, you are free to name another person or entity (such as a trust) as Owner. In writing this Prospectus, we've assumed that you, the reader, are the person or persons entitled to exercise the rights and obligations under discussion. If a Contract has joint Owners, both must join in any written notice or request.

IS THE OWNER ALSO THE ANNUITANT?

In many cases, the same person is both the Annuitant and the Owner of a Contract. The Annuitant is the person whose lifetime is used to measure the period of time when we make various forms of annuity payments. Also, the Annuitant receives payments from us under any Annuity Option that commences during the Annuitant's lifetime. We may permit you to name another person as Annuitant or joint Annuitant if that person meets our underwriting standards. We may also permit you to name as joint Annuitants two persons other than yourself if those persons meet our underwriting standards.

HOW CAN I INVEST MONEY IN A CONTRACT?

Purchase Payments

We call the investments you make in your Contract Payments or Purchase Payments. The Contracts described in this Prospectus are no longer available for sale; however, the minimum initial Purchase Payment requirements for the Contracts are outlined in the table below, along with the minimum Purchase Payment for each Additional Purchase Payment into the Contracts. If you purchased your Contract through the automatic investment plan, different minimums may apply. If your Contract's total value ever falls to zero, we may terminate it. Therefore, you may need to pay more Additional Purchase Payments to keep the Contract in force.

                                              MINIMUM
                                              DIRECT
                     MINIMUM     MINIMUM      DEPOSIT
                     INITIAL   ADDITIONAL   ADDITIONAL
                    PURCHASE     PURCHASE    PURCHASE
CONTRACT             PAYMENT     PAYMENT      PAYMENT
--------            --------   ----------   ----------
Declaration          $ 1,000      $500         $100
Patriot              $ 1,000      $500         $100
Revolution Access    $25,000      $200         $100
Revolution Extra     $10,000      $200         $100
Revolution Value     $ 5,000      $200         $100

Currently, we do not enforce these minimum Additional Purchase Payment amounts, but may do so in the future.

Initial Purchase Payment

When we received your initial Purchase Payment and all necessary information, we issued your Contract and invested your initial Purchase Payment. If the information was not in good order, we contacted you to get the necessary information. If for some reason, we were unable to complete this process within 5 Business Days, we either sent back your money or received your permission to keep it until we received all of the necessary information.

In certain situations, we may have issued a Contract upon receiving the order of your broker-dealer or financial institution but delayed the effectiveness of the Contract until we received your signed application. In those situations, if we did not receive your signed application within our required time period, we deemed the Contract void from the beginning and returned your Purchase Payment. We may not have issued a Contract if any proposed Owner or Annuitant was older than age 84. We may also have limited your ability to purchase multiple Contracts on the same Annuitants or Owners. We may, however, have waived either of these underwriting limits.

Issue Date and Contract Year

We measure the years and anniversaries of your Contract from its date of issue. We use the term Contract Year to refer to each period of time between anniversaries of your Contract's date of issue. We did not issue a Contract if the proposed Annuitant was older than age 84.

Limits on Purchase Payments

You can make Purchase Payments of up to $1,000,000 in any one Contract Year. The total of all new Purchase Payments and transfers that you may allocate to any one Variable Investment Option or Fixed Investment Option, in any one Contract Year may not exceed $1,000,000. While the Annuitant is alive and the Contract is in force, you can make Purchase Payments at any time before the Maturity Date until the age limit shown below:

IF YOUR CONTRACT IS USED TO   YOU MAY NOT MAKE ANY PURCHASE PAYMENTS
            FUND                  AFTER THE ANNUITANT REACHES AGE
---------------------------   --------------------------------------
A Qualified Plan                            70 1/2 (1)
A Nonqualified plan                             85 (2)

(1)  except for a Roth IRA, which has an age limit of 85

(2)  84 1/2 for Declaration Variable Annuity

We may waive any of these limits on Purchase Payments.

Ways to Make Additional Purchase Payments

Additional Purchase Payments made by check or money order must be:

     -    drawn on a U.S. bank;

     -    drawn in U.S. dollars; and

     -    made payable to "John Hancock" and sent to the Annuities Service
          Center.

We credit any Additional Purchase Payments to your Contract at the close of the Business Day in which we receive them at the Annuities Service Center. Each Business Day ends at the close of daytime trading for the day on the New York Stock Exchange (usually 4:00 p.m. Eastern Time). If we receive an Additional Purchase Payment after the close of a Business Day, we will credit it to your Contract on the next Business Day.

We will not accept credit card checks. Nor will we accept starter or third party checks that fail to meet our administrative requirements. Additional Purchase Payments should be sent to the Annuities Service Center at the address shown on the first page of this Prospectus. You can find information about other methods of making Purchase Payments by contacting us.

Additional Purchase Payments by Wire

You may transmit Additional Purchase Payments by wire through your bank to our bank, as long as you provide appropriate instructions with the transmittal to identify your Contract, and the selected Investment Options (unless you have provided us with standing allocation instructions). Information about our bank, our account number, and the ABA routing number may be obtained from the Annuities Service Center. Banks may charge a fee for wire services.

If your wire order is complete, we will invest the Additional Purchase Payment in your selected Investment Options as of the day we received the wire order. If the wire order is incomplete for an identified Contract, we will immediately return it.

HOW WILL THE VALUE OF MY INVESTMENT IN THE CONTRACT CHANGE OVER TIME?

Variable Investment Options

You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Portfolio. The Portfolio prospectus contains a full description of a Portfolio. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Portfolio (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Portfolio of the Variable Investment Option you select and/or upon the interest we credit on each Fixed Investment Option you select.

Allocating assets only to one or a small number of the Variable Investment Options, other than to Portfolios with balanced and diversified investment strategies (see "Portfolio Investment Objectives and Strategies" on page 28, should not be considered a diversified investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related business sectors,

(b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your registered representative.

Fixed Investment Options

The amount you've invested in a Fixed Investment Option will earn interest at the rate we have set for that Fixed Investment Option. The interest rate depends upon the length of the guarantee period of the Fixed Investment Option you select. In states where approved, we currently make available various Fixed Investment Options with durations of up to five years, and we may make one or more additional Fixed Investment Options available for Contracts issued before September 30, 2002. As long as you keep your money in a Fixed Investment Option until its expiration date, we bear all the investment risk on that money.

However, if you prematurely transfer, "surrender" or otherwise withdraw money from a Fixed Investment Option we will increase or reduce the remaining value in your Contract by an amount that approximates the impact that any changes in interest rates would have had on the market value of a debt instrument with terms comparable to that Fixed Investment Option. This "market value adjustment" (or "MVA") imposes investment risks on you. We describe how the market value adjustments work in "Calculation of Market Value Adjustment ("MVA")".

Extra Credit Feature

(Available only on the Revolution Extra Variable Annuity Contracts) Each time you make a Purchase Payment, we will credit an extra amount to the total value of your Contract in addition to the amount of the Purchase Payment. If your Purchase Payment is greater than $10,000 and less than $2.5 million, the extra amount will be equal to 3.5% of the Purchase Payment. If your Purchase Payment is $2.5 million or more, the extra amount will be equal to 5.0% of the Purchase Payment. These extra amounts are referred to as extra credits. Each extra credit will be credited to your Contract at the same time the Purchase Payment is credited and will be allocated among the Variable Investment Options and the Fixed Investment Options in the same way that the Purchase Payment is allocated (see "Allocation of Purchase Payments"). However, each extra credit will be treated as "earnings" under your Contract, not as a Purchase Payment for determining withdrawal charges. Amounts attributable to extra credits will be considered "earnings" under a Contract for federal tax purposes and "earnings" with respect to our determination of certain benefits under your Contract and any optional benefit Riders that you may have purchased.

We expect to make a profit from the Contracts and anticipate that a portion of the withdrawal charge, and any profits derived from other Contract fees and charges will be used to help recover our cost of providing the Extra Credit feature. (For a description of these fees and charges, see the response to the question "What Fees and Charges will be Deducted from My Contract?") Under certain circumstances (such as a withdrawal of money that is in excess of the Free Withdrawal amounts, while a withdrawal charge is in effect) the cost associated with the Extra Credit feature may exceed the Extra Credit amount and any related earnings. You should consider this possibility before remitting any Additional Purchase Payments for a Revolution Extra Contract.

WHAT ANNUITY BENEFITS DOES THE CONTRACT PROVIDE?

If your Contract is still in effect on its Maturity Date, it enters what is called the Annuity Period. During the Annuity Period, we make a series of fixed or variable payments to you as provided under one of our several Annuity Options. The form in which we will make the annuity payments, and the proportion of such payments that will be on a fixed basis and on a variable basis, depend on the elections that you have in effect on the Maturity Date. Therefore, you should exercise care in selecting your Maturity Date and your choices that are in effect on that date.

You should carefully review the discussion under "VIII. The Annuity Period" for information about all of these choices you can make.

TO WHAT EXTENT CAN JOHN HANCOCK USA VARY THE TERMS AND CONDITIONS OF THE CONTRACTS?

State Law Insurance Requirements

Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material features and benefits of the Contracts in this Prospectus.

Variations in Charges or Rates

We may vary the charges, durations of Fixed Investment Options, rates and other terms of our Contracts where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the Contracts. These include the types of variations discussed under the "Variations in Charges or Rates for Eligible Classes" section of this Prospectus.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders and systematic withdrawals);

     -    payment of any death benefit proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on a distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     -    the nature of any Qualified Plan for which the Contract is being used;
          and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

A 10% tax penalty applies in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that minimum distributions from a Contract commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

Special rules have waived minimum distribution requirements for calendar year 2009 (see "IX. Federal Tax Matters").

CONTRACTS PURCHASED AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN DO NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS, ANNUITY LIFETIME INCOME OPTIONS, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the Federal Tax Matters section of this Prospectus. We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

HOW CAN I CHANGE MY CONTRACT'S INVESTMENT OPTIONS?

Allocation of Purchase Payments

When you applied for your Contract, you specified the Variable Investment Options and Fixed Investment Options (together, your Investment Options) to which your Purchase Payments will be allocated. You may change this investment allocation for future Purchase Payments at any time. Any change in allocation will be effective as of the receipt of your request at the Annuities Service Center.

We do not impose a limit on the number of Investment Options to which you may allocate Purchase Payments at any one time during the accumulation period. For limits imposed during the annuity period, please see "Choosing Fixed or Variable Annuity Payments" in "VIII. The Annuity Period."

Transfers Among Investment Options

During the Accumulation Period, you may transfer amounts held in one Investment Option to any other Investment Option. Although your Contract may impose restrictions on the maximum dollar amount that may be transferred among Variable Investment Options, we currently do not enforce these restrictions.

To make a transfer, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, except for the Patriot variable annuity which has no transfer charge, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to impose a charge of up to $25 for any transfer beyond the annual limit (transfers out of a Fixed Investment Option may, however, incur a market value adjustment - either positive or negative).

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.

Variable investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their variable investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose the variable investment option's underlying Portfolio to increased investment portfolio transaction costs (affecting the value of the shares) and/or disrupt the Portfolio manager's ability to effectively manage a Portfolio in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

To discourage disruptive frequent trading activity, we have adopted a policy for the Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Portfolio are determined ending at the close of daytime trading on the New York Stock Exchange (usually 4 p.m. Eastern Time) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to any of our Dollar Cost Averaging programs (ONLY THE REVOLUTION VALUE VARIABLE ANNUITY HAS MORE THAN ONE DOLLAR COST AVERAGING PROGRAM; see below under "Dollar Cost Averaging Programs") or our Strategic Rebalancing Program, (b) transfers from a Fixed Investment Option at the end of its fixed investment period, (c) transfers made within a prescribed period before and after a substitution of Portfolios and (d) transfers made during the Annuity Period (these transfers are subject to a 30 day notice requirement, however, as described in the "Transfers during the Annuity Period" section of this Prospectus). Under the Separate Account's policy and procedures, Contract Owners may transfer to a Money Market Investment Option even if the two transfer per month limit has been reached if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30 calendar day period after such transfer, no subsequent transfers from that Money Market Investment Option to another Variable Investment Option may be made. We apply the Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions at any time to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period,

     -    restricting the dollar amount of transfers,

     - restricting the method used to submit transfers (e.g., changing telephone and facsimile procedures to require that transfer requests be submitted in writing via U.S. mail), and

     -    restricting transfers into and out of certain Sub-Accounts.

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law), and to prohibit a transfer less than 30 days prior to the Contract's Maturity Date, and to reimpose the annual limit of 12 transfers as stated in your Contract.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing disruptive frequent trading activity and avoid harm to long-term investors. If we are unsuccessful in restricting disruptive frequent trading activity, the Portfolios may incur higher brokerage costs and may maintain higher cash levels, limiting their ability to achieve their investment objective.

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

DURING THE ANNUITY PERIOD, YOU MAY NOT MAKE ANY TRANSFER THAT WOULD RESULT IN MORE THAN FOUR INVESTMENT OPTIONS BEING USED AT ONCE. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply.

Procedure for Transferring Your Assets

You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the Annuities Service Center. Your request should include:

     -    your name;

     -    daytime telephone number;

     -    Contract number;

     - the names of the Investment Options to and from which assets are being transferred; and

     -    the amount of each transfer.

Your request becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of daytime trading for the day on the New York Stock Exchange (usually 4:00 p.m. Eastern Time). If we receive a transfer request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.

Telephone and Electronic Transactions

If you complete a special authorization form, we will permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and to maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    any loss or theft of your password; or

     -    any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of any Business Day will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum withdrawal amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

Dollar Cost Averaging Programs

Under our STANDARD DOLLAR-COST AVERAGING PROGRAM, you may elect, at no cost, to automatically transfer assets from any Variable Investment Option to one or more other Variable Investment Options on a monthly, quarterly, semiannual, or annual basis. The following conditions apply to the standard dollar cost averaging program:

     - you may change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone;

     -    you may discontinue the program at any time;

     - the program automatically terminates when the Variable Investment Option from which we are taking the transfers has been exhausted;

     - automatic transfers to or from Fixed Investment Options are not permitted under this program.

We reserve the right to suspend or terminate the program at any time.

(Available only on the Revolution Value Variable Annuity.) Under our DOLLAR-COST AVERAGING VALUE PROGRAM, you may elect to deposit any new Purchase Payment of $5,000 or more in a guarantee rate account that we call the "DCA rate account." For Contracts issued after April 30, 2004, your deposits under this program will be depleted over a 6 month period. For Contracts issued prior to May 1, 2004, the assets in this account attributable to a new Purchase Payment will be transferred automatically to one or more Variable Investment Options over a period that is equal in length (i.e., either 6 months or 12 months) to the period you initially selected. A new period will begin on the date each new Purchase Payment is deposited in the DCA rate account program with respect to that Purchase Payment. At the time of each deposit into this program, you must tell us in writing:

     -    that your deposit should be allocated to this program; and

     -    the Variable Investment Options to which assets will be transferred;
          and

     - the percentage amount to be transferred to each such Variable Investment Option.

Transfers to Fixed Investment Options are not permitted under this program, and transfers of your account value from a Variable Investment Option are not currently permitted to initiate the program. (You may, however, change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone).

Your participation in the dollar-cost averaging value program will end if you request a partial withdrawal from the DCA rate account, or if you request a transfer from the DCA rate account that is in addition to the automatic transfers.

You may not use the standard dollar-cost averaging program and the dollar-cost averaging value program at the same time.

Strategic Rebalancing Program

This program automatically resets the percentage of your account value allocated to the Variable Investment Options. Over time, the variations in the investment results for each Variable Investment Option you've selected for this program will shift the percentage allocations among them. The strategic rebalancing program will periodically transfer your account value among these Variable Investment Options to reestablish the preset percentages you have chosen. (You may, however, change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone). Strategic rebalancing would usually result in transferring amounts from a Variable Investment Option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transferring amounts from a Variable Investment Option with relatively lower current investment performance to one with relatively higher current investment performance.

This program can be elected by sending the appropriate form to the Annuities Service Center. You must specify the frequency for rebalancing (monthly, quarterly, semi-annually or annually), the preset percentage for each Variable Investment Option, and a future beginning date. Once elected, strategic rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person.

The Fixed Investment Options do not participate in and are not affected by strategic rebalancing. There is no charge for the strategic rebalancing program. Also, fund transfers under this program do not trigger transfer fees (where applicable) nor do they count towards any applicable transfer limits. We reserve the right to modify, terminate or suspend the strategic rebalancing program at any time.

WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT?

We assess charges and deductions under the Contract against Purchase Payments, Contract Values or annuity payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Portfolios that are described in the Portfolios' prospectuses.

Asset-Based Charges

We deduct Separate Account expenses daily, as a percentage of average account value, to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contracts, as follows:

   SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

                                                            REVOLUTION   REVOLUTION   REVOLUTION
                                   DECLARATION    PATRIOT     ACCESS        EXTRA        VALUE
                                     VARIABLE    VARIABLE    VARIABLE     VARIABLE     VARIABLE
                                     ANNUITY      ANNUITY     ANNUITY      ANNUITY      ANNUITY
                                   -----------   --------   ----------   ----------   ----------
(Contracts with initial Purchase
Payment less than $250,000)
Asset-Based Charge                    1.25%        1.25%       1.25%        1.25%        1.25%
(Contracts with initial Purchase
Payment greater than $250,000)
Asset-Based Charge                    1.00%        1.00%       1.25%        1.25%        1.25%

This charge does not apply to assets you have in our Fixed Investment Options. We take the deduction proportionally from each Variable Investment Option you are then using.

In return for the mortality risk charge, we assume the risk that Annuitants as a class will live longer than expected, requiring us to pay a greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the Contracts may be higher than we expected when we set the level of the Contracts' other fees and charges, or that our revenues from such other sources will be less than expected.

Annual Contract Fee

We currently deduct a $30 annual Contract fee at the end of each Contract Year for a DECLARATION OR PATRIOT CONTRACT WITH A TOTAL VALUE OF LESS THAN $10,000 and also for a REVOLUTION ACCESS, REVOLUTION EXTRA OR REVOLUTION VALUE CONTRACT WITH A TOTAL VALUE OF LESS THAN $50,000. We also deduct the annual fee before then if you surrender your Contract, unless your Contract's total value, at the time of surrender, is above either $10,000 FOR DECLARATION and PATRIOT CONTRACTS, or $50,000 FOR REVOLUTION ACCESS, REVOLUTION EXTRA, AND REVOLUTION VALUE CONTRACTS.

We take the deduction proportionally from each Variable Investment Option and each Fixed Investment Option you are then using. We reserve the right to increase the annual Contract fee up to $50.

Premium Taxes

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.

In most cases, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                               PREMIUM TAX RATE(1)

STATE OR    QUALIFIED   NONQUALIFIED
TERRITORY   CONTRACTS     CONTRACTS
---------   ---------   ------------
CA            0.50%         2.35%
GUAM          4.00%         4.00%
ME(2)         0.00%         2.00%
NV            0.00%         3.50%
PR            1.00%         1.00%
SD(2)         0.00%         1.25%(3)
TX(4)         0.04%         0.04%
WV            1.00%         1.00%
WY            0.00%         1.00%

(1)  Based on the state of residence at the time the tax is assessed.

(2)  We pay premium tax upon receipt of Purchase Payment.

(3)  0.80% on Purchase Payments in excess of $500,000.

(4)  Referred to as a "maintenance" tax.

Withdrawal Charge

(Not applicable to the Revolution Access Variable Annuity)

If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date (a "partial withdrawal") or if you surrender (turn in) your Contract, in its entirety, for cash prior to the Maturity Date (a "total withdrawal" or "surrender"), we may assess a withdrawal charge. Some people refer to this charge as a "contingent deferred withdrawal load." The amount of this charge will depend on the type of Contract you purchased and the number of years that have passed since we received your Purchase Payments, as shown below:

                         DECLARATION             PATRIOT         REVOLUTION ACCESS     REVOLUTION EXTRA      REVOLUTION VALUE
                       VARIABLE ANNUITY      VARIABLE ANNUITY     VARIABLE ANNUITY     VARIABLE ANNUITY      VARIABLE ANNUITY
                     -------------------   -------------------   -----------------   -------------------   -------------------
Maximum Withdrawal   6% for the 1st year   6% for the 1st year                       7% for the 1st year   7% for the 1st year
Charge               6% for the 2nd year   6% for the 2nd year                       7% for the 2nd year   6% for the 2nd year
(as % of amount      5% for the 3rd year   5% for the 3rd year                       7% for the 3rd year   5% for the 3rd year
withdrawn or         5% for the 4th year   5% for the 4th year          None         7% for the 4th year   4% for the 4th year
surrendered) (1)     4% for the 5th year   4% for the 5th year                       6% for the 5th year   3% for the 5th year
                     3% for the 6th year   3% for the 6th year                       5% for the 6th year   2% for the 6th year
                     2% for the 7th year   2% for the 7th year                       4% for the 7th year   1% for the 7th year
                     0% thereafter         0% thereafter                             0% thereafter         0% thereafter

(1) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.

Withdrawal charges help to compensate us for the cost of selling the Contracts, including expenses relating to the Extra Credit feature under Revolution Extra Variable Annuity Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contracts. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

FREE WITHDRAWAL AMOUNTS (APPLICABLE TO REVOLUTION EXTRA AND REVOLUTION VALUE CONTRACTS). If you purchased a Revolution Extra or Revolution Value Contract and have any profit in your Contract, you can always withdraw that profit without any withdrawal charge. By "profit," we mean the amount by which your Contract's total value exceeds the Purchase Payments you have paid and have not (as discussed below) already withdrawn. For Revolution Extra Contracts, "profit" also includes any amounts attributable to an Extra Credit. If your Contract doesn't have any profit (or you have withdrawn it all) you can still make charge free withdrawals, unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date.

FREE WITHDRAWAL AMOUNTS (APPLICABLE TO PATRIOT AND DECLARATION CONTRACTS). If you purchased a Patriot or Declaration Contract, you can make withdrawals without any withdrawal charge, unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date.

HOW WE DETERMINE AND DEDUCT THE CHARGE: If the amount you withdraw or surrender totals more than the free withdrawal amount during the Contract Year, we will assess a withdrawal charge shown in the Fee Tables on any amount of the excess that we attribute to Purchase Payments you made within a withdrawal charge period. Solely for purposes of determining the amount of the withdrawal charge, we assume that the amount of each withdrawal that exceeds the free withdrawal amount (together with any associated withdrawal charge) is a withdrawal first from the earliest Purchase Payment, and then from the next earliest Purchase Payment, and so forth until all payments have been exhausted. Once a Purchase Payment has been considered to have been "withdrawn" under these procedures, that Purchase Payment will not enter into any future withdrawal charge calculations.

We deduct the withdrawal charge proportionally from each Variable Investment Option and each Fixed Investment Option being reduced by the surrender or withdrawal. For example, if 60% of the withdrawal amount comes from Investment Option "A" and 40% from Investment Option "B," then we will deduct 60% of the withdrawal charge from Investment Option "A" and 40% from Investment Option "B." If any such option has insufficient remaining value to cover the charge, we will deduct any shortfall from all of your other Investment Options, pro-rata based on the value in each. If your Contract as a whole has insufficient surrender value to pay the entire charge, we will pay you no more than the surrender value.

You will find examples of how we compute the withdrawal charge in Appendix B to this Prospectus.

WHEN WITHDRAWAL CHARGES DON'T APPLY: We don't assess a withdrawal charge in the following situations:

     - on amounts applied to an Annuity Option at the Contract's Maturity Date or to pay a death benefit;

     - on certain withdrawals if you have elected the Rider that waives the withdrawal charge (nursing home Rider for Declaration and Patriot Variable Annuities); or

     - on amounts withdrawn to satisfy the minimum distribution requirements for tax qualified plans. (Amounts above the minimum distribution requirements are subject to any applicable withdrawal charge, however.)

HOW AN MVA AFFECTS THE WITHDRAWAL CHARGE. If you make a withdrawal from a Fixed Investment Option at a time when the related MVA results in an upward adjustment in your remaining value, we will calculate the withdrawal charge as if you had withdrawn that much more. Similarly, if the MVA results in a downward adjustment, we will compute any withdrawal charge as if you had withdrawn that much less.

Other Charges

If you purchased an optional benefit Rider, we will deduct the applicable charges for that benefit proportionally from each of your Investment Options, including the Fixed Investment Options, based on your value in each. We list these charges below:

OPTIONAL BENEFIT RIDER CHARGES(1) (AS A PERCENTAGE OF YOUR CONTRACT'S TOTAL VALUE UNLESS OTHERWISE STATED)

                                                        DECLARATION    PATRIOT      REVOLUTION       REVOLUTION      REVOLUTION
                                                         VARIABLE     VARIABLE    ACCESS VARIABLE  EXTRA VARIABLE  VALUE VARIABLE
                                                          ANNUITY      ANNUITY        ANNUITY          ANNUITY         ANNUITY
                                                        -----------  -----------  ---------------  --------------  --------------
Accidental Death Benefit Rider                             0.10%        0.10%       Not Offered      Not Offered     Not Offered
Accumulated Value                                       Not Offered  Not Offered   Maximum: 1.00%  Maximum: 1.00%  Maximum: 1.00%
Enhancement ("CARESolutions Plus") Rider(2)                                        Current: 0.40%  Current: 0.35%  Current: 0.35%
(as a percentage of your initial Purchase Payment)
Earnings Enhancement
("Beneficiary Tax Relief")
Death Benefit Rider                                     Not Offered  Not Offered       0.25%           0.25%           0.25%
Enhanced "Stepped Up"
Death Benefit Rider                                        0.15%        0.15%       Not Offered      Not Offered     Not Offered
Enhanced Death Benefit Rider(3)                         Not Offered  Not Offered       0.25%           0.25%           0.25%
Guaranteed Retirement Income Benefit Rider (4)          Not Offered  Not Offered       0.30%           0.30%           0.30%
Nursing Home Waiver (4)                                    0.05%        0.05%       Not Offered      Not Offered     Not Offered
Waiver of Withdrawal Charge ("CARESolutions") Rider(5)  Not Offered  Not Offered    Not Offered        0.10%           0.10%

(1) Charges for optional benefit Riders are assessed monthly. The monthly charge is 1/12 of the annual charge shown in this table.

(2) This Rider is available only if you purchased the Waiver of Withdrawal Charge Rider as well. We do not currently impose the maximum charge shown, but reserve the right to do so on a uniform basis for all Accumulated Value Enhancement Riders issued in the same state.

(3) In certain states (and for Riders issued prior to May 1, 2002), the rate for Enhanced Death Benefit Rider may be lower than the amount shown.

(4)  This Rider was not available for Contracts issued after April 30, 2004.

(5) The charge shown is a percentage of that portion of your Contract's total value attributable to Purchase Payments that are still subject to withdrawal charges.

HOW CAN I WITHDRAW MONEY FROM MY CONTRACT?

Surrenders and Partial Withdrawals

Prior to your Contract's Maturity Date, if the Annuitant is living, you may:

     -    surrender your Contract for a cash payment of its Surrender Value; or

     -    make a partial withdrawal of the surrender value.

Certain surrenders and withdrawals may result in taxable income to you or other tax consequences as described under "IX. Federal Tax Matters." Among other things, if you make a full surrender or partial withdrawal from your Contract before you reach age 59 1/2, an additional federal penalty of 10% generally applies to any taxable portion of the withdrawal.

We will deduct any partial withdrawal proportionally from each of your Investment Options based on the value in each, unless you direct otherwise. When you take a partial withdrawal, we deduct any applicable withdrawal charge as a percentage of the total amount withdrawn. We take any applicable withdrawal charge from the amount remaining in a Contract after we process the amount you request.

We reserve the right to terminate your Contract if the value of your Contract becomes zero. You generally may not make any surrenders or partial withdrawals once we begin making payments under an Annuity Option. FOR DECLARATION AND PATRIOT VARIABLE ANNUITIES ONLY: if your "free withdrawal value" at any time is less than $100, you must withdraw that amount in full, in a single sum, before you make any other partial withdrawals.

Your request to surrender your Contract or to make a partial withdrawal becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of daytime trading for the day on the New York Stock Exchange (usually 4:00 p.m. Eastern Time). If we receive a request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information, at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will consider any request to reduce or divide benefits under a Contract as a request for withdrawal of Contract Value. The transaction may be subject to taxes and any applicable withdrawal charges. If you determine to continue the remaining Contract, we will reduce the benefit under any existing optional benefit Rider to the Contract in accordance with its terms.

TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "IX. Federal Tax Matters"). Withdrawals are permitted from Contracts issued in connection with Section 403(b) Qualified Plans only under limited circumstances (see "IX. Federal Tax Matters" and the section titled "Qualified Plan Types" in the Statement of Additional Information).

Signature Guarantee Requirements for Surrenders and Partial Withdrawals

(Not applicable to Contracts issued in New Jersey)

We require that you obtain a signature guarantee on a surrender or partial withdrawal in the following circumstances:

     - you are requesting that we mail the amount withdrawn to an alternate address; or

     - you have changed your address within 30 days of the withdrawal request; or

     -    you are requesting a withdrawal in the amount of $250,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or facsimiles of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or partial withdrawal as described above.

Nursing Home Waiver of Withdrawal Charge

(Applicable only to the Declaration and Patriot Variable Annuities)

If you own a Declaration or Patriot Contract, you have may purchased an optional nursing home waiver of withdrawal charge Rider when you applied for your Contract, as permitted by state law. If you purchased this Rider, we will waive the withdrawal charges on any withdrawals, provided all the following conditions apply:

     - You become confined to a nursing home beginning at least 90 days after we issue your Contract.

     - You remain in the nursing home for at least 90 consecutive days and receive skilled nursing care.

     - We receive your request for a withdrawal and adequate proof of confinement no later than 90 days after discharge from the facility.

     -    Your confinement is prescribed by a doctor and medically necessary.

At the time of application, you could not purchase this Rider if (1) you were older than 75 years at application or (2) in most states, if you were confined to a nursing home within the past two years at application.

Waiver of Withdrawal Charge Rider

(Applicable only to Revolution Extra and Revolution Value Variable Annuities)

If you own a Revolution Extra or Revolution Value Contract, you may have purchased an optional waiver of withdrawal charge Rider when you applied for your Contract, as permitted by state law. The "covered persons" under the Rider are the Owner and the Owner's spouse, unless the Owner is a trust. If the Owner is a trust, the "covered persons" are the Annuitant and the Annuitant's spouse.

Under this Rider, we will waive withdrawal charges on any withdrawals, if all the following conditions apply to a "covered person":

     - a covered person becomes confined to a nursing home beginning at least 30 days after we issue your Contract;

     - such covered person remains in the nursing home for at least 90 consecutive days receiving nursing care; and

     - the covered person's confinement is prescribed by a doctor and medically necessary because of a covered physical or mental impairment.

In addition, depending on your state, the Rider may also provide for a waiver of withdrawal charges if a covered person has been diagnosed with a chronic, critical or terminal illness to the extent so provided in the Rider.

At the time of application, you could not purchase this Rider: (1) if either of the covered persons was older than 74 years at application or (2) in most states, if either of the covered persons was confined to a nursing home within the past two years at application.

There is a charge for this Rider, as set forth in the Fee Tables. This Rider (and the related charges) will terminate on the Contract's Maturity Date, upon your surrendering the Contract, or upon your written request that we terminate it.

If you purchased this Rider:

     - you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of eldercare services available to seniors; and

     - you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

You should carefully review the tax considerations for optional benefit Riders under "IX. Federal Tax Matters." For a more complete description of the terms and conditions of this benefit, you should refer directly to the Rider. We will provide you with a copy on request. In certain marketing materials, this Rider may be referred to as "CARESolutions."

There are or may be situations other than those described above or elsewhere in the Prospectus (e.g., "Variations in Charges or Rates"), that merit waiver of withdrawal charges, which we may consider on a case-by-case basis.

Systematic Withdrawal Plan

Our optional systematic withdrawal plan enables you to preauthorize periodic withdrawals. If you elect this plan, we will withdraw a percentage or dollar amount from your Contract on a monthly, quarterly, semiannual, or annual basis, based upon your instructions. Unless otherwise directed, we will deduct the requested amount from each applicable Investment Option in the ratio that the value of each bears to the Contract Value. Each systematic withdrawal is subject to any market value adjustment or withdrawal charge (WITHDRAWAL CHARGE NOT APPLICABLE TO REVOLUTION ACCESS VARIABLE ANNUITIES) that would apply to an otherwise comparable non-systematic withdrawal. See "How Will the Value of My Investment in the Contract Change Over Time?" and "What Fees and Charges Will be Deducted from My Contract?" The same tax consequences also generally will apply.

You may cancel the systematic withdrawal plan at any time.

Telephone Withdrawals

If you complete a separate authorization form, you may make requests to withdraw a portion of your Contract Value by telephone. We reserve the right to impose maximum withdrawal amount and procedural requirements regarding this privilege. For additional information regarding telephone procedures, see "Telephone and Facsimile Transactions" in this Prospectus.

WHAT HAPPENS IF THE OWNER OR ANNUITANT DIES BEFORE MY CONTRACT'S MATURITY DATE?

Death Benefits - In General

The Contracts described in this Prospectus generally provide for distribution of death benefits if you die before a Contract's Maturity Date. The minimum death benefits provided under the Contracts differ, depending on when you purchased a Contract, our maximum limits on death benefits at that time, the jurisdiction in which we issued a Contract, and the age of the oldest Owner (or Annuitant) on the date of issue. We may pay death benefits in some cases on the Annuitant's death, instead of the Owner's death, if the Annuitant predeceases the Owner. In addition, you may have purchased a Contract with an optional death benefit Rider that will enhance the amount of death benefit. You should read your Contract carefully to determine the minimum death benefit and any enhanced death benefit payable during the Accumulation Period.

Distribution Requirements Following Death of Owner

If you did not purchase your Contract under a Qualified Plan (as that term is used below), the Code requires that the following distribution provisions apply if you die. We summarize these provisions (and the effect of spousal continuation) below. If your Contract has joint Owners, these provisions apply upon the death of the first to die.

If you die before annuity payments have begun:

     - If the Contract's designated Beneficiary is your surviving spouse who falls within the definition of "spouse" under the federal Defense of Marriage Act, your spouse may continue the Contract as the new Owner without triggering adverse federal tax consequences. See "X. Other Information - Spouse." In that case:

          - under DECLARATION and PATRIOT Contracts, we will not pay a death benefit but the total value of your Contract will equal the death benefit that would have been payable, excluding amounts payable under any optional benefit Riders; and

          - under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, we will not pay a death benefit but the total value of your Contract will equal the death benefit that would have been payable, including amounts payable under any optional benefit Riders; and

          - under PATRIOT, DECLARATION, REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, any additional amount that we may credit to your Contract will be allocated to the Investment Options in the same ratio as the investment allocations held at the time of death and will not be subject to any future surrender or withdrawal charges. If your spouse makes any Additional Purchase Payments (and if there are any unliquidated Purchase Payments at the time of your death), however, they will be subject to future surrender or withdrawal charges as provided in your Contract;

     - if the Beneficiary is not your surviving spouse or if the Beneficiary is your surviving spouse but chooses not to continue the Contract, the "entire interest" (as discussed below) in a Contract on the date of your death must be:

          -    paid out in full within five years of your death; or

          - applied in full towards the purchase of a life annuity on the Beneficiary, or for a similar benefit payable over a period not extending beyond the life expectancy of the Beneficiary, with payments commencing within one year of your death.

Your "entire interest" in a REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contract, as issued in most states, equals the standard death benefit (or any enhanced death benefit) for the Contract on the date of your death. If an Earnings Enhancement benefit Rider is then in force, the "entire interest" in most states will also include any Earnings Enhancement death benefit amount that may then be payable. Your "entire interest" in a DECLARATION or PATRIOT Contract on the date of your death, if you are the last surviving Annuitant as well as the Owner, equals the death benefit that then becomes payable. If you are the Owner of a DECLARATION or PATRIOT Contract (or an owner of a REVOLUTION ACCESS, REVOLUTION EXTRA or REVOLUTION VALUE Contract in certain states such as IL or
MN) but not the last surviving Annuitant, the "entire interest" equals:

     - the surrender value if paid out in full within five years of your death; or

     - the total value of your Contract applied in full towards the purchase of a life annuity on the Beneficiary, or for a similar benefit payable over a period not extending beyond the life expectancy of the Beneficiary, with payments commencing within one year of your death.

YOU SHOULD REVIEW YOUR CONTRACT CAREFULLY TO DETERMINE THE "ENTIRE INTEREST" THAT WILL BE DISTRIBUTED UPON AN OWNER'S DEATH.

IF YOU DIE ON OR AFTER ANNUITY PAYMENTS HAVE BEGUN, any remaining amount that we owe must be paid out at least as rapidly as under the method of making annuity payments that is then in use.

The Code imposes very similar distribution requirements on Contracts used to fund tax qualified plans. We provide the required provisions for tax qualified plans in separate disclosures and endorsements.

Death Benefits Following Death of Annuitant

Under DECLARATION and PATRIOT Contracts, if the Annuitant dies before your Contract's date of maturity, we will pay a standard death benefit, unless you have elected an enhanced death benefit Rider. Under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, our payment of the "standard" death benefit, and any enhanced death benefits, depends on the form of ownership and whether there is one Annuitant or joint Annuitants:

     - If your Contract is owned by a single natural person and has a single Annuitant, the death benefit is payable on the earlier of the Owner's death and the Annuitant's death.

     - If your Contract is owned by a single natural person and has joint Annuitants, the death benefit is payable on the earliest of the Owner's death (whether or not the Owner is also an Annuitant) and the last Annuitant's death.

     - If your Contract is owned by joint Owners and has a single Annuitant, the death benefit is payable on the earliest of the first Owner's death (whether or not the Owner is also an Annuitant) and the Annuitant's death.

     - If your Contract is owned by joint Owners and has joint Annuitants, the death benefit is payable on the earliest of the first Owner's death (whether or not the Owner is also an Annuitant) and the last Annuitant's death.

In certain states, such as IL and MN, the death benefit under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts is payable only upon an Annuitant's death. YOU SHOULD REVIEW YOUR CONTRACT CAREFULLY TO DETERMINE WHEN A "STANDARD" DEATH BENEFIT IS PAYABLE.

If your PATRIOT, DECLARATION, REVOLUTION ACCESS, REVOLUTION EXTRA or REVOLUTION VALUE Contract has joint Owners, each Owner will automatically be deemed to be the Beneficiary of the other. This means that any death benefit payable upon the death of one owner will be paid to the other owner. In that case, any other Beneficiary you have named would receive the death benefit only if neither joint owner remains alive at the time the death benefit becomes payable.

Standard Death Benefit

The standard death benefit under Declaration, Patriot, Revolution Access, Revolution Extra and Revolution Value Contracts is the greater of:

     - the total value of your Contract, adjusted by any then-applicable market value adjustment; or

     - the total amount of Purchase Payments made, minus any partial withdrawals and related withdrawal charges.

Enhanced Death Benefit Riders

We offered several optional death benefit Riders under DECLARATION, PATRIOT, REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts that, depending on state availability and our underwriting rules, were available to you at the time you purchased your Contract. For an extra fee, these optional death benefit Riders may enhance the standard death benefit payable under your Contract, subject to the terms and limitations contained in the Rider.

Under DECLARATION and PATRIOT Contracts, we offered a "Stepped-Up" death benefit Rider and an "Accidental Death Benefit" Rider to applicants under age 80 at the time of purchase. Under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, we offered an "Enhanced" death benefit Rider if each owner and each Annuitant was under age 80 at the time of purchase. We also offered an "Earnings Enhancement" death benefit Rider to purchasers of REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts if each Owner and each Annuitant was under age 75 at the time of purchase. The "Earnings Enhancement" death benefit Rider was not available, however, to Contracts issued in connection with tax-qualified plans.

We provide a general description of each of these Riders in Appendix C to this Prospectus.

Calculation and Payment of Death Benefit Value

We calculate the death benefit value as of the day we receive, in proper order at the Annuities Service Center:

     -    proof of death before the Contract's date of maturity; and

     -    any required instructions as to method of settlement.

We will generally pay the death benefit in a "lump-sum" under our current administrative procedures to the Beneficiary you chose, unless:

     - the death benefit is payable because of the Owner's death, the designated Beneficiary is the Owner's spouse, and he or she elects to continue the Contract in force; or

     - an optional method of settlement is in effect. If you have not elected an optional method of settlement, the Beneficiary may do so. However, if the death benefit is less than the minimum stated in your Contract (in most states, $5,000), we will pay it in a lump sum, regardless of any election. You can find more information about optional methods of settlement under "Annuity Options."

We will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "IV. Basic Information - What Fees and Charges will be Deducted from My Contract? - Withdrawal Charge"). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account ("JHSAA"). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. The Beneficiary can obtain the remaining death benefit proceeds in a single sum by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the Beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the Beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

You can find more information about optional methods of settlement under "Annuity Options."

WHAT OTHER OPTIONAL BENEFITS MAY HAVE BEEN AVAILABLE TO ME UNDER A CONTRACT?

(APPLICABLE ONLY TO REVOLUTION ACCESS, REVOLUTION EXTRA AND REVOLUTION VALUE VARIABLE ANNUITIES)

Accumulated Value Enhancement Benefit

If you elected this benefit when you purchased a Contract, we will make a contribution to the total value of the Contract on a monthly basis if the covered person (who must be an Owner and the Annuitant):

     - is unable to perform at least 2 activities of daily living without human assistance or has a cognitive impairment; and

     -    is receiving certain qualified services described in the Rider.

The amount of the contribution (called the "Monthly Benefit") is shown in the specifications page of the Contract. However, the benefit contains an inflation protection feature that will increase the Monthly Benefit by 5% each year after the 7th Contract Year. The specifications page of the Contract also contains a limit on how much the total value of the Contract can be increased by this benefit (the "benefit limit"). The Rider must be in effect for 7 years before any increase will occur.

You could only elect this benefit when you applied for the Contract, if it was then available in your state. Under our current administrative rules, the Monthly Benefit (without regard to the inflation protection feature) is equivalent to 1% of your initial Purchase Payment, up to a maximum Purchase Payment of $300,000. We may reduce this $300,000 limit further, however, if you own additional annuity contracts issued by John Hancock USA and its affiliates that provide a similar benefit. The $300,000 limit applies only to the calculation of the Monthly Benefit under the accumulated value enhancement Rider. (See "Limits on Purchase Payments" for a general description of other Purchase Payment limits under the Contract).

You could not have elected this Rider unless you also elected the waiver of withdrawal charge Rider. There is a monthly charge for this benefit as described in the Fee Tables.

The Rider will terminate if the Contract terminates, if the covered person dies, if the benefit limit is reached, if the Owner is the covered person and the ownership of the Contract changes, or if, before annuity payments start, the total value of the Contract falls below an amount equal to 25% of your initial Purchase Payment. You may cancel the Rider by written notice at any time. The Rider charge will terminate when the Rider terminates.

If you choose to continue the Rider after the Contract's Maturity Date, charges for the Rider will be deducted from annuity payments and any Monthly Benefit for which the covered person qualifies will be added to the next annuity payment.

In certain marketing materials, this Rider may have been referred to as "CARESolutions Plus."

You should carefully review the tax considerations for optional benefit Riders under "IX. Federal Tax Matters" in this Prospectus.

Guaranteed Retirement Income Benefit

CONTRACTS ISSUED BEFORE MAY 1, 2004 MAY HAVE BEEN ISSUED WITH GUARANTEED RETIREMENT INCOME BENEFIT RIDER:

If you elected this benefit, we will guarantee the amount of annuity payments you receive, if the following conditions are satisfied:

     - The Maturity Date must be within the 30 day period following a Contract anniversary.

     - If the Annuitant was age 45 or older on the date of issue, the Contract must have been in effect for at least 10 Contract Years on the Maturity Date and the Maturity Date must be on or after the Annuitant's 60th birthday and on or before the Annuitant's 90th birthday.

     - If the Annuitant was less than age 45 on the date of issue, the Contract must have been in effect for at least 15 Contract Years on the Maturity Date and the Maturity Date must be on or before the Annuitant's 90th birthday.

If your Contract was issued with this Rider, you need not choose to receive the guaranteed income benefit that it provides. Rather, unless and until such time as you exercise your option to receive a guaranteed income benefit under this Rider, you will continue to have the option of exercising any other right or option that you would have under the Contract (including withdrawal and annuity payment options) if the Rider had not been added to it.

If you decided to add this Rider to your Contract, and if you ultimately decide to take advantage of the guaranteed income it provides, we will automatically provide that guaranteed income in the form of fixed payments under our "Option
A: Life Annuity with Payments for a Guaranteed Period" described below under "Annuity Options." The guaranteed period will automatically be a number of years that the Rider specifies, based on the Annuitant's age at the annuity date and whether your Contract is purchased in connection with a tax-qualified plan. (These specified periods range from 5 to 10 years.) You will have no discretion to vary this form of payment, if you choose the guaranteed income benefit under this Rider.

We guarantee that the amount you can apply to this annuity payment option will be at least equal to the amount of each Purchase Payment you have paid, accumulated at the rate(s) specified in the Contract, but adjusted for any partial withdrawals you have taken. The accumulation rates differ between (a) Contract Value allocated to a Fixed Investment Option or Money Market Investment Option (currently 4%) and (b) Contract Value allocated to all other Variable Investment Options (currently 5%). Withdrawals reduce the accumulated amount in direct proportion to the percentage of Contract Value that was reduced by the withdrawal (including any withdrawal charges). After a withdrawal, the accumulation rate(s) will only be applied to the remaining accumulated amount. If your total Contract Value is higher than the amount we guarantee, we will apply the higher amount to the annuity payment option instead of the guaranteed amount.

There is a monthly charge for this Rider as described in the Fee Tables. The Rider (and the related charges) automatically terminate if your Contract is surrendered or the Annuitant dies. After you've held your Contract for 10 years, you can terminate the Rider by written request.

CAN I RETURN MY CONTRACT?

In most cases, you had the right to cancel your Contract within 10 days (or longer in some states) after you received it. To have canceled your Contract, you would have delivered or mailed it to us or to the JHVLICO representative who delivered the Contract to you.

In most states, you would have received a refund equal to the total value of your Contract on the date of cancellation, minus the extra credit deduction (APPLICABLE ONLY TO REVOLUTION EXTRA VARIABLE ANNUITY CONTRACTS, as defined below), adjusted by any then-applicable market value adjustments and increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract was issued as an IRA, you would have received a refund of any Purchase Payments you would have paid, if that amount were higher. The date of cancellation would have been the date we receive the Contract.

The "extra credit deduction" is equal to the lesser of (1) the portion of the total value of your Contract that is attributable to any extra credits and (2) the amount of all extra credits. Thus, you would have received any gain and we would have borne any loss on extra credits if you returned your Contract within the time period specified above.

V. General Information about Us, the Separate Account and the Portfolios

THE COMPANY

Effective December 31, 2009, we entered into a merger agreement with John Hancock Life Insurance Company ("JHLICO") and John Hancock Variable Life Insurance Company ("JHVLICO") and assumed legal ownership of all of the assets of JHLICO and JHVLICO, including those assets related to the John Hancock Variable Annuity Account JF, now known as John Hancock Life Insurance Company (U.S.A.) Separate Account T. Effective at the time of the merger, we became the depositor of John Hancock Life Insurance Company (U.S.A.) Separate Account T (the "Separate Account").

Except for the succession of John Hancock USA as the depositor for the Separate Account and to the liabilities and obligations arising under the Contracts, the merger did not affect the Separate Account or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Contracts. We will continue to administer and service inforce contracts of JHLICO and JHVLICO in all jurisdictions where issued and will assume the direct responsibility for the payment of all claims and benefits and other obligations under these contracts.

We are a stock life insurance company and are currently licensed in the District of Columbia and all states of the United States except New York.

We were incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan on December 30, 1992. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATING AGENCIES, ENDORSEMENTS AND COMPARISONS. We are ranked and rated by independent financial rating services, including Moody's Investors Service, Inc., Standard & Poor's Rating Services, Fitch Ratings Ltd. and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of John Hancock USA. The ratings are not intended to reflect the investment experience or financial strength of the Separate Accounts or their Sub-Accounts, or the Trust or its Portfolios. The ratings are available on our website. We may from time to time publish the ratings in advertisements, sales literature, reports to Contract Owners, etc. In addition, we may include in certain promotional literature endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts.

We may also occasionally include in advertisements comparisons of performance information for a Variable Account to:

     - other variable annuity separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria;

     - the Consumer Price Index, to assess the real rate of return from buying a Contract by taking inflation into consideration;

     -    various indices that are unmanaged;

     - currently taxable and tax deferred investment programs, based on selected tax brackets.

Our advertisements may also include discussions of alternative investment vehicles and general economic conditions.

The Company incurs obligations under the Contracts to guarantee amounts in addition to your Contract Value, and to the extent the Company pays such amounts, the payments will come from the Company's general account assets. For a discussion of the risks inherent within the Company's general account investments, see the Company's financial statements in the Statement of Additional Information. The Company's financial statements, which are included in the Statement of Additional Information, should be considered only as bearing on financial strength and claims-paying ability of the Company for the obligations it incurs. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

THE SEPARATE ACCOUNT

We use our Separate Account to support the Variable Investment Options you choose.

You do not invest directly in the Portfolios made available under the Contract. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Portfolio through the John Hancock Variable Annuity Account JF, now known as John Hancock Life Insurance Company (U.S.A.) Separate Account T (the "Separate Account"). We hold the Portfolio's shares in a "sub-account" (usually with a name similar to that of the corresponding Portfolio).

The Company established John Hancock Life Insurance Company (U.S.A.) Separate Account T under Massachusetts law. The Separate Account's assets, including the Portfolios' shares, belong to John Hancock USA. Each Contract provides that amounts we hold in the Separate Account pursuant to the Contracts cannot be reached by any other persons who may have claims against us.

The income, gains and losses, whether or not realized, from assets of the Separate Account are credited to or charged against the Separate Account without regard to the Company's other income, gains, or losses. Nevertheless, all obligations arising under the Company's Contracts are general corporate obligations of the Company. Assets of our Separate Accounts may not be charged with liabilities arising out of any of our other business.

We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

The Separate Account is registered as a unit investment trust under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. If we determine that it would be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE PORTFOLIOS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in NAV shares of a corresponding Portfolio of John Hancock Trust.

THE PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Portfolios are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Portfolios also may be available through participation in certain qualified pension, retirement or college savings plans.

Investment Management

The Portfolios' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Portfolios are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Portfolio described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE PORTFOLIOS HELD IN OUR SEPARATE ACCOUNT.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Portfolios. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a Subadviser for a Portfolio or the fees paid to Subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a Subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as Subadviser to a portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Portfolio are no longer available for investment or in our judgment investment in a Portfolio becomes inappropriate, we may eliminate the shares of a Portfolio and substitute shares of another Portfolio, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Portfolio Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees and other operating expenses for these Portfolio shares as a percentage (rounded to two decimal places) of each Portfolio's average daily net assets for 2008, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Portfolios are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Portfolio and reduce the investment return of each Portfolio. Therefore, they also indirectly reduce the return you will earn on any Variable Investment Options you select.

The Portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Portfolios. The amount of this compensation is based on a percentage of the assets of the Portfolio attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Portfolio to Portfolio and among classes of shares within a Portfolio. Compensation payments may be made by a

Portfolio's investment adviser or its affiliates. Any such payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Portfolio Operating Expenses table.

Fund-of-Funds

The John Hancock Trust's Lifestyle Balanced Trust is a "fund-of-funds" that invests in other underlying mutual funds. Expenses for a fund-of-funds may be higher than that for other portfolios because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying portfolios in which it invests. The prospectus for the John Hancock Trust's Lifestyle Balanced Trust contains a description of the underlying portfolios for that Portfolio, including expenses and associated investment risks.

Portfolio Investment Objective and Strategies

You bear the investment risk of any Portfolio you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Portfolios that we make available under the Contracts. You can find a full description of each Portfolio, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Portfolio in the prospectus for that Portfolio. YOU CAN OBTAIN A COPY OF A PORTFOLIO'S PROSPECTUS, WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                                        JOHN HANCOCK TRUST
 (We show the Portfolio's manager (i.e., subadviser) in bold above the name of the Portfolio and
                       we list the Portfolio alphabetically by subadviser)                          AVAILABLE IN:
CAPITAL GUARDIAN TRUST COMPANY
   Overseas Equity Trust                         Seeks long-term capital appreciation. To do        Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in equity securities of a diversified   Revolution Value
                                                 mix of large established and medium-sized          Patriot
                                                 foreign companies located primarily in developed   Declaration
                                                 countries (outside of the U.S.) and, to a lesser
                                                 extent, in emerging markets.

DAVIS SELECTED ADVISERS, L.P.
   Financial Services Trust                      Seeks growth of capital. To do this, the           Revolution Access
                                                 Portfolio invests at least 80% of its net assets   Revolution Extra
                                                 in companies that are principally engaged in       Revolution Value
                                                 financial services.                                Patriot
                                                                                                    Declaration

DECLARATION MANAGEMENT & RESEARCH LLC
   Active Bond Trust(1)                          Seeks income and capital appreciation. To do       Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in a diversified mix of debt            Revolution Value
                                                 securities and instruments with maturity           Patriot
                                                 durations of approximately 4 to 6 years.           Declaration

   Short-Term Bond Trust                         Seeks income and capital appreciation. To do       Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in a diversified mix of debt            Revolution Value
                                                 securities and instruments with an average         Patriot
                                                 credit quality rating of "A" or "AA" and a
                                                 weighted average effective maturity between one
                                                 and three years, and no more than 15% of the
                                                 Portfolio's net assets will be invested in high
                                                 yield bonds.

   Total Bond Market Trust B                     Seeks to track the performance of the Barclays     Revolution Access
                                                 Capital U.S. Aggregate Bond Index (which           Revolution Extra
                                                 represents the U.S. investment grade bond          Revolution Value
                                                 market). To do this, the Portfolio invests at      Patriot
                                                 least 80% of its net assets in securities listed
                                                 in the Barclays Capital U.S. Aggregate Bond
                                                 Index.

                                        JOHN HANCOCK TRUST
 (We show the Portfolio's manager (i.e., subadviser) in bold above the name of the Portfolio and
                       we list the Portfolio alphabetically by subadviser)                          AVAILABLE IN:
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.
("DIMA")
   Real Estate Securities Trust(2)               Seeks to achieve a combination of long-term        Revolution Access
                                                 capital appreciation and current income. To do     Revolution Extra
                                                 this, the Portfolio invests at least 80% of its    Revolution Value
                                                 net assets in equity securities of REITs and       Patriot
                                                 real estate companies.

JENNISON ASSOCIATES LLC
   Capital Appreciation Trust                    Seeks long-term growth of capital. To do this,     Revolution Access
                                                 the Portfolio invests at least 65% of its total    Revolution Extra
                                                 assets in equity and equity-related securities     Revolution Value
                                                 of companies that are attractively valued and      Patriot
                                                 have above-average growth prospects.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.)
LIMITED
   500 Index Trust B                             Seeks to approximate the aggregate total return    Revolution Access
                                                 of a broad-based U.S. domestic equity market       Revolution Extra
                                                 index. To do this, the Portfolio invests at        Revolution Value
                                                 least 80% of its net assets in the common stocks   Patriot
                                                 in the S&P 500(R) index and securities that as a   Declaration
                                                 group will behave in a manner similar to the
                                                 index. (3)

   Lifestyle Balanced Trust (4)                  Seeks a balance between a high level of current    Revolution Access
                                                 income and growth of capital, with a greater       Revolution Extra
                                                 emphasis on growth of capital. The Portfolio       Revolution Value
                                                 operates as a fund-of-funds and normally invests   Patriot
                                                 approximately 40% of its assets in underlying
                                                 Portfolios which invest primarily in fixed
                                                 income securities, and approximately 60% in
                                                 underlying Portfolios which invest primarily in
                                                 equity securities. The subadviser may change
                                                 this allocation from time to time.

   Mid Cap Index Trust                           Seeks to approximate the aggregate total return    Revolution Access
                                                 of a mid cap U.S. domestic equity market index.    Revolution Extra
                                                 To do this, the Portfolio invests at least 80%     Revolution Value
                                                 of its net assets in the common stocks in the
                                                 S&P Mid Cap 400(R) Index(3) and securities that
                                                 as a group behave in a manner similar to the
                                                 index.

   Money Market Trust B                          Seeks to obtain maximum current income             Revolution Access
                                                 consistent with preservation of principal and      Revolution Extra
                                                 liquidity. To do this, the Portfolio invests in    Revolution Value
                                                 high quality, U.S. dollar denominated money        Patriot
                                                 market instruments.                                Declaration

                                                 Note: The returns of a Money Market Subaccount
                                                 in your Contract may become extremely low or
                                                 possibly negative if the interest rates earned
                                                 by the underlying Money Market Portfolio are not
                                                 sufficient to offset Contract expense
                                                 deductions.

   Optimized All Cap Trust                       Seeks long-term growth of capital. To do this,     Revolution Access
                                                 the Portfolio invests at least 65% of its total    Revolution Extra
                                                 assets in equity securities of large-, mid- and    Revolution Value
                                                 small-cap U.S. companies with strong industry      Patriot
                                                 position, leading market share, proven             Declaration
                                                 management and strong financials.

   Small Cap Index Trust                         Seeks to approximate the aggregate total return    Revolution Access
                                                 of a small cap U.S. domestic equity market         Revolution Extra
                                                 index. To do this, the Portfolio invests at        Revolution Value
                                                 least 80% of its net assets in the common stocks
                                                 in the Russell 2000(R) Index(5) and securities
                                                 that as a group behave in a manner similar to
                                                 the index.

                                        JOHN HANCOCK TRUST
 (We show the Portfolio's manager (i.e., subadviser) in bold above the name of the Portfolio and
                       we list the Portfolio alphabetically by subadviser)                          AVAILABLE IN:
MFC GLOBAL INVESTMENT MANAGEMENT
(U.S.A.) LIMITED (CONTINUED)
   Total Stock Market Index Trust                Seeks to approximate the aggregate total return    Revolution Access
                                                 of a broad-based U.S. domestic equity market       Revolution Extra
                                                 index. To do this, the Portfolio invests at        Revolution Value
                                                 least 80% of its net assets in the common stocks
                                                 in the Wilshire 5000(R) Total Market Index(6)
                                                 and securities that as a group will behave in a
                                                 manner similar to the index.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust                             Seeks maximum total return, consistent with        Revolution Access
                                                 preservation of capital and prudent investment     Revolution Extra
                                                 management. To do this, the Portfolio invests at   Revolution Value
                                                 least 80% of its net assets in fixed income        Patriot
                                                 instruments that are economically tied to at
                                                 least three countries (one of which may be the
                                                 U.S.), which may be represented by futures
                                                 contracts and options on such securities.

   Total Return Trust                            Seeks maximum total return, consistent with        Revolution Access
                                                 preservation of capital and prudent investment     Revolution Extra
                                                 management. To do this, the Portfolio invests at   Revolution Value
                                                 least 65% of its total assets in a diversified
                                                 Portfolio of fixed income instruments of varying
                                                 maturities which may be represented by forwards
                                                 or derivatives.

SSGA FUNDS MANAGEMENT, INC.
   International Equity Index Trust B            Seeks to track the performance of a broad-based    Revolution Access
                                                 equity index of foreign companies primarily in     Revolution Extra
                                                 developed countries and, to a lesser extent, in    Revolution Value
                                                 emerging market countries. To do this, the         Patriot
                                                 Portfolio invests at least 80% of its assets in
                                                 securities listed in the Morgan Stanley Capital
                                                 International All Country World Excluding U.S.
                                                 Index(7), or American Depository Receipts or
                                                 Global Depository Receipts representing such
                                                 securities.
T. ROWE PRICE ASSOCIATES, INC.
   Blue Chip Growth Trust                        Seeks to provide long-term growth of capital.      Revolution Access
                                                 Current income is a secondary objective. To do     Revolution Extra
                                                 this, the Portfolio invests at least 80% of its    Revolution Value
                                                 net assets in the common stocks of large and       Patriot
                                                 medium-sized blue chip growth companies that are
                                                 well established in their industries.

   Equity-Income Trust                           Seeks to provide substantial dividend income and   Revolution Access
                                                 also long-term capital appreciation. To do this,   Revolution Extra
                                                 the Portfolio invests at least 80% of its net      Revolution Value
                                                 assets in equity securities, with 65% in common    Patriot
                                                 stocks of well-established companies paying
                                                 above-average dividends.

   Health Sciences Trust                         Seeks long-term capital appreciation. To do        Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in common stocks of companies engaged   Revolution Value
                                                 in the research, development, production, or
                                                 distribution of products or services related to
                                                 health care, medicine, or the life sciences.

   Mid Value Trust                               Seek long-term capital appreciation. To do this,   Revolution Access
                                                 the Portfolio invests at least 80% of its net      Revolution Extra
                                                 assets in a diversified mix of common stocks of    Revolution Value
                                                 mid size U.S. companies that are believed to be    Patriot
                                                 undervalued by various measures and offer good
                                                 prospects for capital appreciation.

WELLINGTON MANAGEMENT COMPANY, LLP
   Mid Cap Stock Trust                           Seeks long-term growth of capital. To do this,     Revolution Access
                                                 the Portfolio invests at least 80% of its net      Revolution Extra
                                                 assets in equity securities of medium-sized        Revolution Value
                                                 companies with significant capital appreciation
                                                 potential.

                                        JOHN HANCOCK TRUST
 (We show the Portfolio's manager (i.e., subadviser) in bold above the name of the Portfolio and
                       we list the Portfolio alphabetically by subadviser)                          AVAILABLE IN:
WELLINGTON MANAGEMENT COMPANY, LLP (CONTINUED)
   Small Cap Growth Trust                        Seeks long-term capital appreciation. To do        Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in small-cap companies that are         Revolution Value
                                                 believed to offer above-average potential for      Patriot
                                                 growth in revenues and earnings.                   Declaration

   Small Cap Value Trust                         Seeks long-term capital appreciation. To do        Revolution Access
                                                 this, the Portfolio invests at least 80% of its    Revolution Extra
                                                 net assets in small-cap companies that are         Revolution Value
                                                 believed to be undervalued.

WESTERN ASSET MANAGEMENT COMPANY
   High Yield Trust(8)                           Seeks to realize an above-average total return     Revolution Access
                                                 over a market cycle of three to five years,        Revolution Extra
                                                 consistent with reasonable risk. To do this, the   Revolution Value
                                                 Portfolio invests at least 80% of its net assets   Patriot
                                                 in high yield securities, including corporate
                                                 bonds, preferred stocks and U.S. Government and
                                                 foreign securities.

(1) The Active Bond Trust is also subadvised by MFC Global Investment Management (U.S.), LLC.

(2) RREEF American L.L.C. provides sub-subadvisory services to DIMA in its management of the Real Estate Securities Trust.

(3) "Standard & Poor's(R)," "S&P 500(R)," and "S&P MidCap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust. As of February 28, 2009, the mid cap range for S&P 500(R) was from $224 million to $337.87 billion, and for the S&P MidCap 400(R), was $42 million to $4.6 billion.

(4) Deutsche Asset Management Americas, Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited in its management of the Lifestyle Trusts.

(5) "Russell 2000(R)" is a trademark of Frank Russell Company. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by the Frank Russell Company, nor does Frank Russell Company make any representation regarding the advisability of investing in the Trust. As of February 28, 2009, the market capitalizations of companies included in the Russell 2000(R) Index ranged was from $3.2 million to $3.7 billion.

(6) "Wilshire 5000(R)" is a trademark of Wilshire Associates. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by Wilshire Associates, nor does Wilshire Associates make any representation regarding the advisability of investing in the Trust. As of October 31, 2008, the market capitalizations of companies included in the Wilshire 5000(R) Total Market Index ranged from $1 million to $385 billion.

(7) "MSCI All Country World ex-USA Index(SM)" is a service mark of Morgan Stanley Capital International Inc. and its affiliates ("MSCI"). None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by MSCI, nor does MSCI make any representation regarding the advisability of investing in the Trust. As of February 28, 2009, the market capitalization range of the Index was $199 million to $176 billion.

(8) High Yield Trust is sub-subadvised by Western Asset Management Company Limited.

                 VI. Information about Fixed Investment Options

IN GENERAL

All of John Hancock USA's general assets (discussed above) support its obligations under the Fixed Investment Options (as well as all of its other obligations and liabilities). To hold the assets that support primarily the Fixed Investment Options, we have established a "non-unitized" separate account. With a non-unitized separate account, you have no interest in or preferential claim on any of the assets held in the account. The investments we purchase with amounts you allocated to the Fixed Investment Options belong to us; any favorable investment performance on the assets allocated to the Fixed Investment Options belongs to us. Instead, you earn interest at the guaranteed interest rate of the Fixed Investment Option you selected, provided that you don't surrender, transfer, or withdraw your assets prior to the end of your selected Fixed Investment Option.

HOW THE FIXED INVESTMENT OPTIONS WORK

Amounts you allocate to the Fixed Investment Options earn interest at a guaranteed rate commencing with the date of allocation. At the expiration of the Fixed Investment Option, we will automatically transfer its total value to a Money Market Variable Investment Option under your Contract, unless you elect to:

     -    withdraw all or a portion of any such amount from the Contract;

     - allocate all or a portion of such amount to a new Fixed Investment Option or periods of the same or different duration as the expiring Fixed Investment Option; or

     - allocate all or a portion of such amount to one or more of the Variable Investment Options.

You must notify us of any such election, by mailing a request to us at the Annuities Service Center at least 30 days prior to the end of the expiring Fixed Investment Option. We will notify you of the end of the Fixed Investment Option at least 30 days prior to its expiration. The first day of the new Fixed Investment Option or other reallocation will begin the day after the end of the expiring Fixed Investment Option.

We currently make available Fixed Investment Options with durations of five years. For Contracts issued before September 30, 2002, however, we may permit you to select different durations. If you select any Fixed Investment Option with a duration that extends beyond your Contract's Maturity Date, your maturity date will automatically be changed to the Annuitant's 95th birthday (or a later date, if we approve). We reserve the right to add or delete Fixed Investment Options for new allocations to or from those that are available at any time.

GUARANTEED INTEREST RATES

Each Fixed Investment Option has its own guaranteed interest rate. We may, at our discretion, change the guaranteed rate for future Fixed Investment Options. These changes will not affect the guaranteed rates being paid on Fixed Investment Options that have already commenced. Each time you allocate or transfer money to a Fixed Investment Option, a new Fixed Investment Option, with a new interest rate, begins to run with respect to that amount. The amount allocated or transferred earns a guaranteed rate that will continue unchanged until the end of that period.

We make the final determination of guaranteed rates and Fixed Investment Options to be declared. We cannot predict or assure the level of any future guaranteed rates or the availability of any future Fixed Investment Options.

You may obtain information concerning the guaranteed rates applicable to the various Fixed Investment Options, and the durations of the Fixed Investment Options offered at any time by calling the Annuities Service Center.

CALCULATION OF MARKET VALUE ADJUSTMENT ("MVA")

If you withdraw, surrender, transfer, or otherwise remove money from a Fixed Investment Option prior to its expiration date, we will apply a market value adjustment.

A market value adjustment also generally applies to:

     -    death benefits pursuant to your Contract;

     -    amounts you apply to an Annuity Option; and

     -    amounts paid in a single sum in lieu of an annuity.

The market value adjustment increases or decreases your remaining value in the Fixed Investment Option. If the value in that Fixed Investment Option is insufficient to pay any negative MVA, we will deduct any excess from the value in your other Investment Options pro-rata based on the value in each. If there is insufficient value in your other Investment Options, we will in no event pay out more than the surrender value of the Contract.

Here is how the MVA works:

We compare:

     - the guaranteed rate of the Fixed Investment Option from which the assets are being taken WITH;

     - the guaranteed rate we are currently offering for Fixed Investment Options of the same duration as remains on the Fixed Investment Option from which the assets are being taken.

If the first rate exceeds the second by more than 1/2%, the market value adjustment produces an increase in your Contract's value.

If the first rate does not exceed the second by at least 1/2%, the market value adjustment produces a decrease in your Contract's value.

For this purpose, we consider that the amount withdrawn from the Fixed Investment Option includes the amount of any negative MVA and is reduced by the amount of any positive MVA.

The mathematical formula and sample calculations for the market value adjustment appear in Appendix A.

WHAT ADDITIONAL GUARANTEE APPLIES TO THE FIXED INVESTMENT OPTIONS UNDER MY CONTRACT?

John Hancock USA's ultimate corporate parent, Manulife Financial Corporation ("MFC"), has guaranteed John Hancock USA's obligations with respect to any Fixed Investment Options you elect (the "MFC Subordinated Guarantee"). The MFC Subordinated Guarantee will apply unless and until we notify you otherwise. (If we give you such notice, however, the MFC Subordinated Guarantee would remain in effect for all guarantee periods under the Fixed Investment Options that had already started, and would be inapplicable only to guarantee periods starting after the date of such notice.) The MFC Subordinated Guarantee does not relieve John Hancock USA of any obligations under your Contract -- it is in addition to all of the rights and benefits that the Contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.

Under the rules of the United States Securities and Exchange Commission ("SEC"), the MFC Subordinated Guarantee exempts us from the obligation to file with the SEC annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, respectively, and thereby saves us the expense of being an SEC reporting company. MFC is a company organized under the laws of Canada and its common shares are listed principally on the Toronto Stock Exchange and the New York Stock Exchange. MFC files with the SEC annual and current reports on Forms 40-F and 6-K, respectively. MFC's consolidated financial statements include information about us in a footnote containing condensed consolidating financial information with separate columns for MFC, John Hancock USA and other subsidiaries of MFC, together with consolidating adjustments.

WHAT ARE THE TERMS OF THE MFC SUBORDINATED GUARANTEE? MFC guarantees your full interest in any Fixed Investment Option. This means that, if we fail to honor any valid request to surrender, transfer, or withdraw any amount from a guarantee period, or fail to allocate amounts from a Fixed Investment Option to an Annuity Option when it is obligated to do so, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had we fully met our obligations under your Contract with respect to such Fixed Investment Option. If we fail to pay any amount that becomes payable under the Contract upon the death of an owner or Annuitant, MFC guarantees the unpaid amount, up to the Contract Value in any Fixed Investment Option on the date of death, increased by any accrued but uncredited interest attributable thereto and increased by any upward market value adjustment that would have been payable upon any surrender of the Contract at that time (but not decreased by any negative market value adjustment). If we fail to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy our obligation, and MFC must do so. You would not have to make any other demands on us as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.

The MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinated to the MFC Subordinated Guarantee, and effectively rank senior to MFC's preferred and common shares.

HOW CAN I FIND ADDITIONAL INFORMATION ABOUT MFC? MFC is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.

You may read and copy any reports, statements or other information filed by MFC at the SEC's Public Reference Room, Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about MFC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC maintains a website that contains reports, proxy statements and other information, including those filed by MFC, at http://www.sec.gov. You may also access the SEC filings and obtain other information about MFC through the website maintained by MFC, which is http://www.manulife.com. The information contained in that website is not incorporated by reference into this Prospectus.

MFC and John Hancock USA filed a joint registration statement on Form F-3 with the SEC in respect of the MFC guarantee described in this Prospectus. This Prospectus is a part of that registration statement. As permitted by SEC rules, this Prospectus does not contain all the information you can find in the registration statement. The SEC allows MFC to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC.

The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. These documents contain important information about the companies and their financial condition.

MFC incorporates by reference the documents listed below, which were filed with the SEC.

(a) MFC's Reports of Foreign Issuer on Form 6-K filed March 26, 2009, other than the sections of the Notice of Annual Meeting and Proxy Circular entitled "Report of the Management Resources Committee and Compensation Committee" and "Performance Graph" and other than the 2008 Annual Financial Statements; and

(b) MFC's Annual Report on Form 40-F for the year ended December 31, 2008, as filed on March 26, 2009 and as amended and filed on Form 40 F/A on May 8, 2009.

(c) MFC's Annual Report on Form 40-F for the year ended December 31, 2007, as filed on March 28, 2008 and as amended and filed on Form 40 F/A on May 8, 2009.

(d) MFC's Report of Foreign Issuer on Form 6-K filed on May 15, 2009, June 25, 2009, July 13, 2009, August 13, 2009, November 13, 2009, November 30, 2009
     and January 4, 2010.

Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from:

                         Manulife Financial Corporation
                            ATTN: Corporate Secretary
                          200 Bloor Street East, NT-10
                         Toronto, Ontario Canada M4W 1E5
                            Telephone: (416) 926-3000

Any annual reports on Form 20-F, Form 40-F or Form 10-K, any reports on Form 10-Q or Form 8-K, other than current reports furnished to the SEC pursuant to
Item 2.02 or Item 7.01 of Form 8-K, and any Form 6-K specifying that it is being incorporated by reference in this Prospectus, as well as all Prospectus supplements disclosing additional or updated information, filed by MFC with the SEC subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF THIS PROSPECTUS.

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THE MFC GUARANTEES COVERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT, AS THE CASE MAY BE.

                          VII. The Accumulation Period

YOUR VALUE IN OUR VARIABLE INVESTMENT OPTIONS

Each Purchase Payment or transfer that you allocate to a Variable Investment Option purchases accumulation units of that Variable Investment Option. Similarly, each withdrawal or transfer that you take from a Variable Investment Option (as well as certain charges that may be allocated to that option) result in a cancellation of such accumulation units.

VALUATION OF ACCUMULATION UNITS

To determine the number of accumulation units that a specific transaction will purchase or cancel, we use the following formula:

                          dollar amount of transaction
                                   DIVIDED BY
                value of one accumulation unit for the applicable
                 Variable Investment Option at the time of such
                                   transaction

The value of each accumulation unit will change daily depending upon the investment performance of the Portfolio that corresponds to that Variable Investment Option and certain charges we deduct from such Investment Option.

Therefore, at any time prior to the Maturity Date, the total value of your Contract in a Variable Investment Option can be computed according to the following formula:

                  number of accumulation units in the Variable
                               Investment Options
                                  MULTIPLIED BY
                value of one accumulation unit for the applicable
                     Variable Investment Option at that time

VARIABLE INVESTMENT OPTION VALUATION PROCEDURES

We compute the net investment return and accumulation unit values for each Variable Investment Option as of the end of each Business Day. A Business Day is any date on which the New York Stock Exchange is open for daytime trading. Each Business Day ends at the close of regular trading for the day on that exchange (usually 4:00 p.m. Eastern Time). On any date other than a Business Day, the accumulation unit value will be the same as the value at the close of the next following Business Day.

YOUR VALUE IN THE FIXED INVESTMENT OPTIONS

On any date, the total value of your Contract in a Fixed Investment Option equals:

     - the amount of Purchase Payments or transferred amounts allocated to the Fixed Investment Option, MINUS

     - the amount of any withdrawals or transfers paid out of the Fixed Investment Option, MINUS

     - the amount of any negative market value adjustments resulting from such withdrawals or transfers, PLUS

     - the amount of any positive market value adjustments resulting from such withdrawals and transfers, MINUS

     - the amount of any charges and fees deducted from that Fixed Investment Option, PLUS

     - interest compounded daily on any amounts in the Fixed Investment Option from time to time at the effective annual rate of interest we have declared for that Fixed Investment Option.

                            VIII. The Annuity Period

Annuity payments are made to the Annuitant, if still living. If more than one Annuitant is living at the Maturity Date, the payments are made to the younger of them.

DATE OF MATURITY

Your Contract specifies the Maturity Date, when payments from one of our Annuity Options are scheduled to begin. You initially choose a Maturity Date when you complete your application for a Contract. Unless we otherwise permit, the Maturity Date must be:

     - at least 6 months after the date the first Purchase Payment is applied to your Contract; and

     -    no later than the maximum age specified in your Contract (normally age
          95).

Subject always to these requirements, you may subsequently change the Maturity Date. Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences. Also, if you are selecting or changing your Maturity Date for a Contract issued under a Qualified Plan, special limits apply (see "IX. Federal Tax Matters"). The Annuities Service Center must receive your new selection at least 31 days prior to the new Maturity Date.

NOTICE OF MATURITY DATE. Under our current administrative procedures, we will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. We may delay the start of annuity payments if you fail to verify this information.

CHOOSING FIXED OR VARIABLE ANNUITY PAYMENTS

During the Annuity Period, the total value of your Contract must be allocated to no more than four Investment Options. During the Annuity Period, we do not offer the Fixed Investment Options. Instead, we offer annuity payments on a fixed basis as one Investment Option, and annuity payments on a variable basis for EACH Variable Investment Option.

We will generally apply (1) amounts allocated to the Fixed Investment Options as of the Maturity Date to provide annuity payments on a fixed basis and (2) amounts allocated to Variable Investment Options to provide annuity payments on a variable basis. If you are using more than four Investment Options on the Maturity Date, we will divide your Contract's value pro-rata among the four Investment Options with the largest values (considering all Fixed Investment Options as a single option), based on the amount of the total value of your Contract that you have in each.

We will make a market value adjustment to any remaining Fixed Investment Option amounts on the Maturity Date, before we apply such amounts to an annuity payment option. We will also deduct any premium tax charge.

Once annuity payments commence, you may not make transfers from fixed to variable or from variable to fixed.

SELECTING AN ANNUITY OPTION

Each Contract provides, at the time of its issuance, for annuity payments to commence on the Maturity Date pursuant to Option A: "Life Annuity with Payments for a Guaranteed Period" for a 10 year period (discussed under "Annuity Options".)

Prior to the Maturity Date, you may select a different Annuity Option. However, if the total value of your Contract on the Maturity Date is less than $5,000, you may only select Option A: "Life Annuity with Payments for a Guaranteed Period" for the 10 year period as an Annuity Option, regardless of any other election that you have made. You may not change the form of Annuity Option once payments commence.

If the initial monthly payment under an Annuity Option would be less than $50, we may make a single sum payment equal to the total surrender value of your Contract on the date the initial payment would be payable. Such single payment would replace all other benefits.

Subject to that $50 minimum limitation, your Beneficiary may elect an Annuity Option if:

     -    you have not made an election prior to the Annuitant's death;

     - the Beneficiary is entitled to payment of a death benefit of at least $5,000 in a single sum; and

     - the Beneficiary notifies us of the election prior to the date the proceeds become payable.


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

VARIABLE MONTHLY ANNUITY PAYMENTS

During the Annuity Period, the Contract Value must be allocated to no more than four Investment Options. During the Annuity Period, we offer annuity payments on a variable basis for each Variable Investment Option. If you are using more than four Investment Options on the Maturity Date, under a deferred Contract, we will divide your Contract's value (after deducting any premium tax charge that was not deducted from Purchase Payments) among the four Investment Options with the largest values, pro-rata based on the amount of the Contract Value that you have in each.

We determine the amount of the first variable monthly payment under any Variable Investment Option by using the applicable annuity purchase rate for the Annuity Option under which the payment will be made. The Contract sets forth these annuity purchase rates. In most cases they vary by the age and gender of the Annuitant or other payee.

The amount of each subsequent variable annuity payment under that Variable Investment Option depends upon the investment performance of that Variable Investment Option.

Here's how it works:

     - We calculate the actual net investment return of the Variable Investment Option (after deducting all charges) during the period between the dates for determining the current and immediately previous monthly payments.

     - If that actual net investment return exceeds the "assumed investment rate" (explained below), the current monthly payment will be larger than the previous one.

     - If the actual net investment return is less than the assumed investment rate, the current monthly payment will be smaller than the previous one.

Variable Investment Option Valuation Procedures

We compute the net investment return and Annuity Unit values for each Variable Investment Option as of the end of each Business Day. A Business Day is any date on which the New York Stock Exchange is open for daytime trading. Each Business Day ends at the close of daytime trading for the day on that exchange (usually 4:00 p.m. Eastern Time). On any date other than a Business Day, the Annuity Unit value will be the same as the value at the close of the next following Business Day.

ASSUMED INVESTMENT RATE

The assumed investment rate for any variable portion of your annuity payments will be 3 1/2% per year, except as follows.

You may elect an assumed investment rate of 5% or 6%, provided such a rate is available in your state. If you elect a higher assumed investment rate, your initial variable annuity payment will also be higher. Eventually, however, the monthly variable annuity payments may be smaller than if you had elected a lower assumed investment rate.

TRANSFERS DURING THE ANNUITY PERIOD

Some transfers are permitted during the Annuity Period, but subject to different limitations than during the Accumulation Period. Once annuity payments on a variable basis have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of ANNUITY UNITS being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new sub-account selected. Once annuity payments begin, no transfers may be made from payments on a fixed basis to payments on a variable basis or from payments on a variable basis to payments on a fixed basis. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Portfolio. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

FIXED MONTHLY ANNUITY PAYMENTS

The dollar amount of each fixed monthly annuity payment is specified during the entire period of annuity payments, according to the provisions of the Annuity Option selected. To determine such dollar amounts we first, in accordance with the procedures described above, calculate the amount to be applied to the FIXED ANNUITY OPTION as of the Maturity Date. We then subtract any applicable premium tax charge, if applicable, and divide the difference by $1,000.

We then multiply the result by the greater of:

     - the applicable Fixed Annuity purchase rate shown in the appropriate table in the Contract; or

     - the rate we currently offer at the time of annuitization. (This current rate may be based on the sex of the Annuitant, unless prohibited by law.)

ANNUITY OPTIONS

Here are some of the Annuity Options that are available, subject to the terms and conditions described above. We reserve the right to make available optional methods of payment in addition to those Annuity Options listed here and in your Contract.

OPTION A - LIFE ANNUITY WITH PAYMENTS FOR A GUARANTEED PERIOD - We will make monthly payments for a guaranteed period of 5, 10, or 20 years, as selected by you or your Beneficiary, and after such period for as long as the payee lives. If the payee dies prior to the end of such guaranteed period, we will continue payments for the remainder of the guaranteed period to a contingent payee, subject to the terms of any supplemental agreement issued.

Federal income tax requirements currently applicable to Contracts used with H.R. 10 plans and individual retirement annuities provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated Beneficiary.

OPTION B - LIFE ANNUITY WITHOUT FURTHER PAYMENT ON DEATH OF PAYEE - We will make monthly payments to the payee as long as he or she lives. We guarantee no minimum number of payments.

OPTION C - JOINT AND LAST SURVIVOR - We will provide payments monthly, quarterly, semiannually, or annually, for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments to the surviving payee. All payments stop at the death of the surviving payee.

OPTION D - JOINT AND 1/2 SURVIVOR; OR JOINT AND 2/3 SURVIVOR - We will provide payments monthly, quarterly, semiannually, and annually for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments (reduced to 1/2 or 2/3 the full payment amount) to the surviving payee. All payments stop at the death of the surviving payee.

OPTION E - LIFE INCOME WITH CASH REFUND - We will provide payments monthly, quarterly, semiannually, or annually for the payee's life. Upon the payee's death, we will provide a contingent payee with a lump-sum payment, if the total payments to the payee were less than the accumulated value at the time of annuitization. The lump-sum payment, if any, will be for the balance.

OPTION F - INCOME FOR A FIXED PERIOD - We will provide payments monthly, quarterly, semiannually, or annually for a pre-determined period of time to a maximum of 30 years. If the payee dies before the end of the fixed period, payments will continue to a contingent payee until the end of the period.

OPTION G - INCOME OF A SPECIFIC AMOUNT - We will provide payments for a specific amount. Payments will stop only when the amount applied and earnings have been completely paid out. If the payee dies before receiving all the payments, we will continue payments to a contingent payee until the end of the Contract.

With Options A, B, C, and D, we offer both fixed and/or variable annuity payments. With Options E, F, and G, we offer only Fixed Annuity payments. Payments under Options F and G must continue for 10 years, unless your Contract has been in force for 5 years or more.

If the payee is more than 85 years old on the Maturity Date, the following two options are not available without our consent:

     - Option A: "Life Annuity with Payments for a Guaranteed Period" for the 5 year period and

     -    Option B: "Life Annuity without Further Payment on Death of Payee."

                             IX. Federal Tax Matters

INTRODUCTION

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Portfolios. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future. (Please note that this discussion applies to federal income tax but not to any state or local taxes.)

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such.

When you take a withdrawal under a Nonqualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an optional guaranteed minimum withdrawal benefit Rider, using the Contract Value. See "VI. Optional Benefits" for a description of the guaranteed minimum withdrawal benefit Riders available under the Contracts. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal.

Please see "Conversions and Rollovers to Roth IRAs" below for additional information on the impact on withdrawals of tax withholding pursuant to a conversion to a Roth IRA.

If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" below.

Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a guaranteed minimum withdrawal benefit Rider, will be taxed in the manner described in "Taxation of Annuity Payments" below.

You should consult a tax advisor for information on any optional benefit Riders.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust,


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

may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NONQUALIFIED CONTRACTS

(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. (A simplified method of determining the taxable portion of annuity payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.)

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date, including a payment under a systematic withdrawal plan or guaranteed minimum withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment until you have recovered your entire investment in the Contract. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all Nonqualified annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

As mentioned above, amounts received in either a partial withdrawal or full surrender are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect a Fixed Investment Option's market value adjustment might have on the amount treated as "Contract Value" for this purpose. As a result, the taxable portion of amounts received in either a partial withdrawal or full surrender could be greater or less depending on how the market value adjustment is treated.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A tax adviser should be consulted in those situations.


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

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Nonqualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments (Life Expectancy Distribution) is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

Exchanges of Annuity Contracts

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any Additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may or may not exceed your investment in the Contract. Any excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a partial surrender, full surrender, annuity payment, or death benefit). If you exchange part of an existing contract for the Contract, and within 12 months of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, the exchange may be treated as if you had made a partial surrender from the existing contract and then purchased the Contract. In these circumstances, some or all of the amount exchanged into the Contract could be includable in your income and subject to a 10% penalty tax. There are various circumstances in which a partial exchange followed by receipt of a payment within 12 months of the exchange is unlikely to affect the tax free treatment of the exchange. You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 12 months after the exchange.

Puerto Rico Nonqualified Contracts

IF YOU ARE A RESIDENT OF PUERTO RICO, YOU SHOULD CONSULT A TAX ADVISER. Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Nonqualified Contract") are generally treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Nonqualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.


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

Distributions under a Nonqualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Nonqualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Portfolio will be able to operate as currently described in its prospectus, or that a Portfolio will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS

(Contracts Purchased for a Qualified Plan, including IRAs)

The Contracts are also available for use in connection with certain types of retirement plans which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix E of this Prospectus and in the Statement of Additional Information, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Also, loans from Qualified Contracts intended for use under retirement plans qualified under section 403(b) of the Code, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.


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

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Required Minimum Distributions

Treasury Regulations prescribe required minimum distribution ("RMD") rules governing the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

TEMPORARY WAIVER OF RMDS FOR 2009. On December 23, 2008, the Worker, Retiree, and Employer Recovery Act of 2008 (the "Act") was signed into law. The Act provides a temporary waiver from required minimum distribution (RMD) rules in 2009 for certain tax-qualified retirement plans (including IRAs). You will need to notify us if you wish to suspend systematic withdrawals of RMD amounts under a Contract intended for use with a tax-qualified retirement plan (including an IRA).

Under the Act, no minimum distribution is required for calendar year 2009 from individual retirement plans and employer-provided "defined contribution" retirement plans. The next RMD under these types of plans would be for calendar year 2010. This relief applies to lifetime distributions to employees and IRA owners and after-death distributions to beneficiaries.

In the case of an individual who attains age 70 1/2 in 2009 (i.e., the individual's required beginning date under current law is April 1, 2010), no distribution is required for 2009 and no distribution will be required to be made by April 1, 2010.

If the five year rule applies to the payment of death benefit amounts, the Act provides that the five year period is determined without regard to calendar year 2009. For example, if an individual dies in 2007, the Act provides that the five year period ends in 2013 instead of 2012.

The Act does not change:

     - the requirement for an individual who attains age 70 1/2 in 2008 to begin RMDs, if not made during 2008, by April 1, 2009; and

     -    any RMD for calendar years after 2009.

In the case of an employer-provided plan, the Act also provides that if a plan makes a distribution in 2009 that is an "eligible rollover distribution" (but would have been an RMD if not for the Act's waiver of 2009 requirements), the plan may, but is not required to, offer an employee the ability to make a direct rollover of that amount and provide the employee with a written explanation of the requirement. If the employee elects to receive the distribution, the distribution is not subject to mandatory 20% federal income tax withholding.

Unless you notify us otherwise, we will continue to process systematic withdrawals that you have pre-authorized for an RMD amount. Please read the annuity prospectus carefully for additional information about the systematic withdrawal program(s) offered under your Contract.

You may not be required to take an RMD from a Contract in 2009. If you take a pre-authorized systematic withdrawal for a "required minimum distribution" amount in 2009, the withdrawal: (i) may be subject to income tax and, if your Rider calculates an annual guaranteed amount before age 59 1/2, a 10% IRS penalty tax; (ii) may reduce the death benefit and other optional benefits; and
(iii) may cancel your eligibility to earn a Credit under the provisions of your guaranteed minimum withdrawal benefit Rider during any Contract Year in which you receive a payment under the systematic withdrawal program.


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Call or write us at the Annuities Service Center listed on the first page of this Prospectus if you wish to defer your RMD for 2009. If you would like to defer your RMD for 2009 but have already received a scheduled distribution, call our Annuities Service Center within 60 days of receipt of your distribution to discuss your options.

Please consult your tax advisor to determine how the Act affects your RMDs.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity (or, an "IRA"), including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments (Life Expectancy Distribution) is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Rollovers and Transfers

If permitted under your plan, you may make take a distribution:

     - from a traditional IRA and make a "tax-free" rollover to another traditional IRA;

     - from a traditional IRA and make a "tax-free" rollover to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

     - from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) and make a "tax-free" rollover to a traditional IRA;

     - from a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code and make a "tax-free" rollover to any such plans.

In addition, if your spouse survives you and falls within the definition of the federal Defense of Marriage Act, he or she is permitted to take a distribution from your tax-qualified retirement account and make a "tax-free" rollover to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. A beneficiary who is not your surviving spouse may, if permitted by the plan, transfer to a traditional IRA the amount distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a traditional IRA. The IRA is treated as an inherited IRA of the non-spouse beneficiary.

You may also make a taxable rollover from a traditional IRA to a Roth IRA. In addition, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA. This type of rollover is taxable. You may make a tax-free rollover to a Roth IRA from a Roth IRA or from a Roth account in a retirement plan described in Section 401(a) or Section 403(b) of the Code.

Although we allow a beneficiary of an IRA who is eligible to roll the IRA over to a Contract as a traditional or Roth IRA to do so, we do not allow such an IRA beneficiary to purchase any of our optional benefit Riders on that Contract.


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In lieu of taking a distribution from your plan (including a Section 457 deferred compensation plan maintained by a tax-exempt organization), your plan may permit you to make a direct trustee-to-trustee transfer of plan assets.

Withholding on Rollover Distributions

Eligible rollover distributions from a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code are subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan, a traditional IRA, or a Roth IRA.

If you take a distribution from a Qualified Contract, we may have to take a withdrawal from your Contract Value, withhold it from you, and remit to the IRS. The amount we may be required to withhold is up to 20% of the taxable gain in the Contract. We treat any amount we withhold as a withdrawal from your Contract, which could result in a reduction of the guarantees and benefits you may have purchased under an optional benefits Rider to your Contract. Please read "What Other Optional Benefits May Have Been Available to Me Under a Contract?" in "IV. Basic Information" earlier in this Prospectus for information about the impact of withdrawals on optional benefit Riders.

We do not need to withhold amounts if you provide us with information, on the forms we require for this purpose, that you wish to assign a Qualified Contract and/or transfer amounts from that Contract directly to another tax-qualified retirement plan. Similarly, you may find it advantageous to instruct your existing retirement plan to transfer amounts directly to us, in lieu of making a distribution to you, if you wish to purchase a Qualified Contract. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU PURCHASED A CONTRACT FOR USE WITH A TAX-QUALIFIED RETIREMENT PLAN.

Conversions and Rollovers to Roth IRAs

You can convert a traditional IRA to a Roth IRA or directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA or from a Roth account in a retirement plan described in Section 401(a) or
Section 403(b) of the Code. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees.

If you convert a Contract issued as a traditional IRA (or other type of Qualified Contract, if permitted under your plan) to a Roth IRA, or instruct us to transfer a rollover amount from a Qualified Contract to a Roth IRA, you may instruct us to not withhold any of the conversion for taxes and remittance to the IRS. A direct rollover or conversion is not subject to mandatory tax withholding, even if the distribution is includible in gross income. If you do instruct us to withhold for taxes when converting an existing Contract to a Roth IRA, we will treat any amount we withhold as a withdrawal from your Contract, which could result in a reduction of the guarantees and benefits you may have purchased under an optional benefits Rider to your Contract. Please read "What Other Optional Benefits May Have Been Available to Me Under a Contract?" in "IV. Basic Information" earlier in this Prospectus for information about the impact of withdrawals on optional benefit Riders.

You may find it advantageous to pay the tax due from resources other than your retirement plan assets if you wish to purchase a Contract for use as a Roth IRA through a rollover from that retirement plan. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

Section 403(b) Qualified Plans

Section 403(b) of the Code permits public school employees and employees of ERISA, unless they certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. We currently are not offering this Contract for use in a retirement plan intended to qualify as a Section 403(b) Qualified Plan (a "Section 403(b) Qualified Plan" or the "Plan") unless (a) we (or an affiliate of ours) previously issued annuity contracts to that retirement plan, (b) the initial purchase payment for the new Contract is sent to us directly from the Section 403(b) Qualified Plan through your employer, the Plan's administrator, the Plan's sponsor or in the form of a transfer acceptable to us, (c) we have entered into an agreement with your Section 403(b) Qualified Plan concerning the sharing of information related to your Contract (an "Information Sharing Agreement"), and (d) unless contained in the Information Sharing Agreement, we have received a written determination by your employer, the Plan administrator or the Plan sponsor of your Section 403(b) Qualified Plan that the plan qualifies under Section 403(b) of the Code and complies with applicable Treasury regulations (a "Certificate of Compliance") (Information Sharing Agreement and Certificate of Compliance, together, the "Required Documentation").

We may accept, reject or modify any of the terms of a proposed Information Sharing Agreement presented to us, and make no representation that we will enter into an Information Sharing Agreement with your Section 403(b) Qualified Plan.

In the event that we do not receive the Required Documentation and you nonetheless direct us to proceed with a rollover transfer of initial Purchase Payment funds, the transfer may be treated as a taxable transaction.

Loans

A loan privilege is available only to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). The rules governing the availability of loans, including the maximum Loan Amount, are prescribed in the Code, Treasury regulations, IRS rulings, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) Contracts are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.

Federal tax law generally requires loans to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of a plan participant), with repayments made at least quarterly and in level payments over the term of the loan. Interest will be charged on your Loan Amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

The amount of any Unpaid Loans will be deducted from the death benefit otherwise payable under the Contract. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable.

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a qualified tax advisor regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

Please see Appendix E or request a copy of the Statement of Additional Information from the Annuities Service Center for more detailed information regarding Section 403(b) Qualified Plans.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

SEE YOUR OWN TAX ADVISER

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                              X. Other Information

ASSIGNMENT; CHANGE OF OWNER OR BENEFICIARY

To qualify for favorable tax treatment, certain Contracts can't be sold, assigned, discounted, or pledged as collateral for a loan, as security for the performance of an obligation, or for any other purpose, unless the Owner is a trustee under section 401(a) of the Code.

Subject to these limits, while the Annuitant is alive, you may designate someone else as the Owner by written notice to the Annuities Service Center. You choose the Beneficiary in the application for the Contract. You may change the Beneficiary by written notice no later than receipt of due proof of the death of the Annuitant. Changes of Owner or Beneficiary will take effect when we receive them, whether or not you or the Annuitant is then alive. However, these changes are subject to:

     -    the rights of any assignees of record; and

     -    certain other conditions referenced in the Contract.

An assignment, pledge, or other transfer may be a taxable event. See "IX. Federal Tax Matters" above. Therefore, you should consult a competent tax adviser before taking any such action.

BENEFICIARY

The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing and the change must be received at our Annuities Service Center. We must approve any change. If approved, we will effect such change as of the date on which it was written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations may limit designations of Beneficiaries.

SPOUSE

FEDERAL DEFINITION OF SPOUSE. Any federal tax provisions related to status as a "spouse" are governed by the federal Defense of Marriage Act ("DOMA"), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Please consult your tax advisor for information on how federal tax rules may affect Contracts where civil union or same-sex marriage partners, either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s).

STATE VARIATIONS. Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. To see a table of states with such a requirement, you may request a Statement of Additional Information from the Annuities Service Center. You should consult with a qualified financial professional for additional information on your state's regulations regarding civil unions and same-sex marriages.

PERFORMANCE INFORMATION

We may advertise total return information about investments made in the Variable Investment Options. We refer to this information as "Account level" performance. In our Account level advertisements, we usually calculate total return for 1, 5, and 10 year periods or since the beginning of the applicable Variable Investment Option.

Total return at the Account level is the percentage change between:

     - the value of a hypothetical investment in a Variable Investment Option at the beginning of the relevant period, and

     -    the value at the end of such period.

At the Account level, total return reflects adjustments for any:

     -    mortality and expense risk charges,

     -    administrative charge,

     -    annual Contract fee, and

     - withdrawal charge payable if the Owner surrenders his Contract at the end of the relevant period.

Total return at the Account level does not, however, reflect any premium tax charges or any charges for optional benefit Riders. Total return at the Account level will be lower than that at the Trust level where comparable charges are not deducted.

We may also advertise total return in a non-standard format in conjunction with the standard format described above. The non-standard format is generally the same as the standard format except that it will not reflect any Contract fee or withdrawal charge and it may be for additional durations.

We may advertise "current yield" and "effective yield" for investments in the Money Market Investment Option. Current yield refers to the income earned on your investment in the Money Market Investment Option over a 7-day period and then annualized. In other words, the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment.

Effective yield is calculated in a similar manner but, when annualized, the income earned by your investment is assumed to be reinvested and thus compounded over the 52-week period. Effective yield will be slightly higher than current yield because of this compounding effect of reinvestment.

Current yield and effective yield reflect all the recurring charges at the Account level, but will not reflect any premium tax, any withdrawal charge, if applicable, or any charge for optional benefit Riders.

REPORTS

At least annually, we will send you (1) a report showing the number and value of the accumulation units in your Contract and (2) the financial statements of the Portfolios.

VOTING PRIVILEGES

At meetings of the Portfolios' shareholders, we will generally vote all the shares of each Portfolio that we hold in the Account in accordance with instructions we receive from the Owners of Contracts that participate in the corresponding Variable Investment Option.

CHANGES TO THE SEPARATE ACCOUNT

We reserve the right, subject to applicable law, including any required shareholder approval,

     - to transfer assets that we determine to be your assets from the Separate Account to another separate account or Investment Option by withdrawing the same percentage of each investment in the Account with proper adjustments to avoid odd lots and fractions;

     -    to add or delete Variable Investment Options;

     -    to change the underlying investment vehicles;

     -    to operate the Separate Account in any form permitted by law; and

     - to terminate the Separate Account's registration under the 1940 Act, if such registration should no longer be legally required.

Unless otherwise required under applicable laws and regulations, notice to or approval of Owners will not be necessary for us to make such changes.

VARIATIONS IN CHARGES OR RATES FOR ELIGIBLE CLASSES

We may allow a reduction in or the elimination of any Contract charges, or an increase in a credited interest rate for a Fixed Investment Option. The affected Contracts would involve sales to groups or classes of individuals under special circumstances that we expect to result in a reduction in our expenses associated with the sale or maintenance of the Contracts, or that we expect to result in mortality or other risks that are different from those normally associated with the Contracts.

The entitlement to such variation in charges or rates will be determined by us based upon such factors as the following:

     -    the size of the initial Purchase Payment;

     -    the size of the group or class,

     - the total amount of Purchase Payments expected to be received from the group or class and the manner in which the Purchase Payments are remitted;

     - the nature of the group or class for which the Contracts are being purchased and the persistency expected from that group or class as well as the mortality or morbidity risks associated with that group or class;

     - the purpose for which the Contracts are being purchased and whether that purpose makes it likely that the costs and expenses will be reduced; or

     - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class.

We will make any reduction in charges or increase in initial guarantee rates according to our rules in effect at the time an application for a Contract is approved. We reserve the right to change these rules from time to time. Any variation in charges, rates, or fees will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner.

DISTRIBUTION OF CONTRACTS

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company and an affiliate of ours, is the principal underwriter and distributor of the Contract interests offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contract and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA," formerly the National Association of Securities Dealers, Inc., or "NASD").

We offered the Contract for sale through broker-dealers that entered into selling agreements for the sale of the Contracts. Broker-dealers sold the Contract through their registered representatives who have been appointed by us to act as our insurance agents. Signator Investors, Inc. ("Signator"), a subsidiary of ours, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also have offered the Contract.

JH Distributors may pay on-going compensation to broker-dealers in connection with the sale or servicing of a Contract. In turn, the broker-dealers pay a portion of the compensation to their registered representatives, under their own arrangements. We may also reimburse Signator for direct and indirect expenses actually incurred in connection with the distribution of these Contracts.

Signator representatives may have received additional cash or non-cash incentives (including expenses for conference or seminar trips and certain gifts) in connection with the sale of Contracts issued by us. From time to time, Signator, at its expense, may also have provided significant additional amounts to broker dealers or other financial services firms which sold or arranged for the sale of the Contracts. Such compensation may have included, for example, financial assistance to financial services firms in connection with their conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and/or other events or activities sponsored by the financial services firms. As a consequence of such additional compensation, representatives and financial services firms, including but not limited to Signator and its representatives, may have been motivated to sell our Contracts instead of Contracts issued by other insurance companies.

We or our affiliates may provide compensation to broker-dealers for providing on-going service in relation to Contracts that have already been purchased. The amount and timing of compensation we or our affiliates may provide may vary, but total compensation paid to broker-dealers with respect to the Contracts is not expected to exceed the amount of compensation for distribution of the Contracts as described in this Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Our Statement of Additional Information provides additional information about the Contract and the Separate Account, including information on our history, services provided to the Separate Account and legal and regulatory matters. We filed the Statement of Additional Information with the SEC on the same date as this Prospectus and incorporate it herein by reference. You may obtain a copy of the current Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the Contract and the Separate Account. We list the Table of Contents of the Statement of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT T

(FORMERLY JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF)

Statement of Additional Information

Table of Contents

                                                                     page of SAI
                                                                     -----------
General Information and History ..................................        1
Accumulation Unit Values .........................................        1
Services .........................................................        2
   Independent Registered Public Accounting Firm .................        2
   Principal Underwriter .........................................        2

                                                                     page of SAI
                                                                     -----------
   Special Compensation and Reimbursement Arrangements ...........        2
Calculation of Performance Data ..................................        5
   Money Market Variable Investment Options ......................        6
   Other Variable Investment Options .............................        6
Other Performance Information ....................................        7
Table of State Variations ........................................        7
Qualified Plan Types .............................................        8
   Traditional IRAs ..............................................        8
   Roth IRAs .....................................................        8
   Simple IRA Plans ..............................................        9
   Simplified Employee Pensions (SEP-IRAs) .......................        9
   Section 403(b) Qualified Plans or Tax-Sheltered Annuities .....        9
   Restrictions Under the Texas Optional Retirement Program ......       11
   Corporate and Self-Employed ("HR 10 and "Keogh") Pension
      and Profit-Sharing Plans ...................................       11
   Deferred Compensation Plans of State and Local Governments
      and Tax-Exempt Organizations ...............................       12
Calculation of Annuity Payments ..................................       12
   Calculation of Annuity Units ..................................       12
   Annuity Unit Values ...........................................       13
   Mortality Tables ..............................................       13
Additional Information About Determining Unit Values .............       14
   Net Investment Rate ...........................................       14
   Adjustment of Units and Values ................................       14
   Hypothetical Example Illustrating the Calculation of
      Accumulation Unit Values and Annuity Unit Values ...........       14
Purchases and Redemptions of Portfolio Shares ....................       14
The Separate Account .............................................       14
Liability for Telephone Transfers ................................       15
Voting Privileges ................................................       15
Legal and Regulatory Matters .....................................       16
Financial Statements .............................................       17

FINANCIAL STATEMENTS

The Statements of Additional Information also contain the Company's financial statements as of the years ended 2007 and 2008, and its Separate Account's financial statements as of the year ended 2008, as well as JHLICO's and JHVLICO's financial statements as of the years ended 2007 and 2008 (the "Financial Statements"). Our Financial Statements provide information on our financial strength as of the year ended 2008, including information on our general account assets that were available at that time to support our guarantees under the Contracts and any optional benefit Riders. The Company's general account assets are comprised of securities and other investments, the value of which may decline during periods of adverse market conditions.

             APPENDIX A: Details About Our Fixed Investment Options

INVESTMENTS THAT SUPPORT OUR FIXED INVESTMENT OPTIONS

We back our obligations under the Fixed Investment Options with John Hancock USA's general assets. Subject to applicable law, we have sole discretion over the investment of our general assets (including those held in our "non-unitized" separate account that primarily supports the Fixed Investment Options). We invest these amounts in compliance with applicable state insurance laws and regulations concerning the nature and quality of our general investments.

We invest the non-unitized separate account assets, according to our detailed investment policies and guidelines, in fixed income obligations, including:

     -    corporate bonds;

     -    mortgages;

     -    mortgage-backed and asset-backed securities; and

     -    government and agency issues.

We invest primarily in domestic investment-grade securities. In addition, we use derivative Contracts only for hedging purposes, to reduce ordinary business risks associated with changes in interest rates, and not for speculating on future changes in the financial markets. Notwithstanding the foregoing, we are not obligated to invest according to any particular strategy.

GUARANTEED INTEREST RATES

We declare the guaranteed rates from time to time as market conditions and other factors dictate. We advise you of the guaranteed rate for a selected Fixed Investment Option at the time we:

     -    receive your Purchase Payment;

     -    effectuate your transfer; or

     -    renew your Fixed Investment Option.

We have no specific formula for establishing the guaranteed rates for the Fixed Investment Options. The rates may be influenced by interest rates generally available on the types of investments acquired with amounts allocated to the Fixed Investment Option. In determining guarantee rates, we may also consider, among other factors, the duration of the Fixed Investment Option, regulatory and tax requirements, sales and administrative expenses we bear, risks we assume, our profitability objectives, and general economic trends.

COMPUTATION OF MARKET VALUE ADJUSTMENT

We determine the amount of the market value adjustment by multiplying the amount being taken from the Fixed Investment Option (before any applicable withdrawal charge, if any is applicable) by a factor expressed by the following formula:

                                              n
                                             --
                              (    1 + g    )12
                              (-------------)   - 1
                              (1 + c + 0.005)

where,

g is the guaranteed rate in effect for the current Fixed Investment Option.

c is the current guaranteed rate in effect for new Fixed Investment Options with duration equal to the number of years remaining in the current Fixed Investment Option (rounded to the nearest whole number of years). If we are not currently offering such a Fixed Investment Option, we will declare a guarantee rate, solely for this purpose, consistent with interest rates currently available.

n is the number of complete months from the date of withdrawal to the end of the current Fixed Investment Option. (If less than one complete month remains, n equals one unless the withdrawal is made on the last day of the Fixed Investment Option, in which case no adjustment applies.)

SAMPLE CALCULATION 1: POSITIVE ADJUSTMENT

Amount withdrawn or transferred                $10,000
Guarantee period                               5 years
Time of withdrawal or transfer                 beginning of 3rd year of
                                               guaranteed period
Guaranteed rate(g)                             4%
Guaranteed rate for new 3 year guarantee(c)    3%
Remaining guarantee period(n)                  36 months

Market Value Adjustment:

                            [                  36     ]
                            [                  --     ]
                            [(     1 + 0.04   )12     ]
                   10,000 x [(----------------)    - 1] = 145.63
                            [(1 + 0.03 + 0.005)       ]

Amount withdrawn or transferred (adjusted for market value adjustment):
$10,000 + $145.63 = $10,145.63

* All interest rates have been arbitrarily chosen for purposes of this example. In most cases they will bear little or no relation to the rates we actually guaranteeing at the time.

SAMPLE CALCULATION 2: NEGATIVE ADJUSTMENT

Amount withdrawn or transferred                $10,000
Guarantee period                               5 years
Time of withdrawal or transfer                 beginning of 3rd year of
                                               guaranteed period
Guaranteed rate(g)                             4%
Guaranteed rate for new 3 year guarantee(c)    3%
Remaining guarantee period(n)                  36 months

Market Value Adjustment:

                            [                  36     ]
                            [                  --     ]
                            [(    1 + 0.04    )12     ]
                   10,000 x [(----------------)    - 1] = -420.50
                            [(1 + 0.05 + 0.005)       ]

Amount withdrawn or transferred (adjusted for market value adjustment):
$10,000 - $420.50 = $9,579.50

* All interest rates shown have been arbitrarily chosen for purposes of this example. In most cases they will bear little or no relation to the rates we are actually guaranteeing at any time.

             APPENDIX B: Examples of Withdrawal Charge Calculations

DECLARATION AND PATRIOT VARIABLE ANNUITIES

Assume the Following Facts:

     - On January 1, 1997, you make a $5000 initial Purchase Payment and we issue you a Contract.

     -    On January 1, 1998, you make a $1000 Purchase Payment.

     -    On January 1, 1999, you make a $1000 Purchase Payment.

     - On January 1, 2000, the total value of your Contract is $9000 because of good investment earnings.

Now assume you make a partial withdrawal of $6000 (no tax withholding) on January 2, 2000. In this case, assuming no prior withdrawals, we would deduct a CDSL of $272.23. We withdraw a total of $6272.23 from your Contract.

$6,000.00 -- withdrawal request payable to you
+  272.23 -- withdrawal charge payable to us
---------
$6,272.23 -total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

     (1) We FIRST reduce your $5000 INITIAL PURCHASE PAYMENT by the three annual $30 Contract fees we assessed on January 1, 1998, 1999, and 2000. We withdraw the remaining $4910 from your Contract.

$ 5,000
-    30 -- 1998 Contract fee payable to us
-    30 -- 1999 Contract fee payable to us
-    30 -- 2000 Contract fee payable to us
-------
$ 4,910 -- amount of your initial Purchase Payment we would consider to be withdrawn

Under the free withdrawal provision, we deduct 10% of the total value of your Contract at the beginning of the Contract Year, or $900 (.10 x $9000). We pay the $900 to you as part of your withdrawal request, and we assess a withdrawal charge on the remaining balance of $4010. Because you made the initial Purchase Payment 3 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $200.50 from your Contract to cover the withdrawal charge on your initial Purchase Payment. We pay the remainder of $3809.50 to you as a part of your withdrawal request.

$4,910.00
-     900 -- free withdrawal amount (payable to you)
---------
$   4,010
x     .05
---------
$ 200.50 -- withdrawal charge on initial Purchase Payment (payable to us) $4,010.00
-  200.50
---------
$3,809.50 -- part of withdrawal request payable to you

     (2) We NEXT deem the entire amount of your 1998 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $50 from your Contract to cover the withdrawal charge on your 1998 Purchase Payment. We pay the remainder of $950 to you as a part of your withdrawal request.

$1,000
x  .05
------
$   50 --  withdrawal charge on 1998 Purchase Payment (payable to us)
$1,000
-   50
------
$  950 --  part of withdrawal request payable to you

     (3) We NEXT determine what additional amount we need to withdraw to provide you with the total $6000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $900 from the free withdrawal amount, $3809.50 from your initial Purchase Payment, and $950 from your 1998 Purchase Payment. Therefore, $340.50 is needed to reach $6000.

$6,000.00 -- total withdrawal amount requested
-  900.00 -- free withdrawal amount
-3,809.50 -- payment deemed from initial Purchase Payment
-  950.00 -- payment deemed from 1998 Purchase Payment
---------
$  340.50 -- additional payment to you needed to reach $6000

We know that the withdrawal charge percentage for this remaining amount is 6%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 1999. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

$ 340.50      = x - [.06x]
$ 340.50      = .94x
$ 340.50/0.94 = X
$ 362.23      = X
$ 362.23      -- deemed withdrawn from 1999 Purchase Payment
$-340.50      -- part of withdrawal request payable to you
--------
$  21.73      -- withdrawal charge on 1999 Purchase Payment deemed withdrawn
                (payable to us)
$ 200.50      -- withdrawal charge on the INITIAL PURCHASE PAYMENT
$+ 50.00      -- withdrawal charge on the 1998 PURCHASE PAYMENT
$+ 21.73      -- withdrawal charge on the 1999 PURCHASE PAYMENT
--------
$ 272.23      -- Total withdrawal charge

EXAMPLES OF WITHDRAWAL CHARGE CALCULATIONS - CONTINUED

Revolution Extra Variable Annuities

Assume the Following Facts:

     - On January 1, 2001, you make a $5,000 initial Purchase Payment and we issue you a Contract.

     -    On January 1, 2002, you make a $1,000 Purchase Payment.

     -    On January 1, 2003, you make a $1,000 Purchase Payment.

     - On January 1, 2004, the total value of your Contract is $7,500 because of the extra credits and favorable investment earnings.

Now assume you make a partial withdrawal of $7,000 (no tax withholding) on January 2, 2004. In this case, assuming no prior withdrawals, we would deduct a CDSL of $474.19. We withdraw a total of $7,474.19 from your Contract.

$7,000.00 --  withdrawal request payable to you
+  474.19 --  withdrawal charge payable to us
---------
$7,474.19 --  total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

(1) We first distribute to you the $500 profit you have in your Contract ($7,500 total Contract Value less $7,000 of Purchase Payments you have paid) under the free withdrawal provision.

(2) Next we repay to you the $5,000 Purchase Payments you paid in 2001 Under the free withdrawal provision, $200 of that Purchase Payment is charge free ($7,000 total Purchase Payments paid x 10%; less the $500 free withdrawal in the same Contract Year described in paragraph 1 above). We assess a withdrawal charge on the remaining balance of $4,800 from your 2001 Purchase Payment. Because you made that Purchase Payment 3 years ago, the withdrawal charge percentage is 7%. We deduct the resulting $336 from your Contract to cover the withdrawal charge on your 2001 Purchase Payment. We pay the remainder of $4,464 to you as a part of your withdrawal request.

$5,000
-  200 -- free withdrawal amount (payable to you)
------
$4,800
x  .07
------
$  336 -- withdrawal charge on 2001 Purchase Payment (payable to us)
$4,800
-  336
------
$4,464 -- part of withdrawal request payable to you

(1) We NEXT deem the entire amount of your 2002 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1,000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 7%. We deduct the resulting $70 from your Contract to cover the withdrawal charge on your 2002 Purchase Payment. We pay the remainder of $930 to you as a part of your withdrawal request.

$1,000
x  .07
------
$   70 --  withdrawal charge on 2002 Purchase Payment (payable to us)
$1,000
-   70
------
$  930 --  part of withdrawal request payable to you

(2) We NEXT determine what additional amount we need to withdraw to provide you with the total $7,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $500 from profits under paragraph 1 above, $200 of additional free withdrawal amount under paragraph 2, $4,464 from your 2001 Purchase Payment under paragraph 2, and $930 from your 2003 Purchase Payment under paragraph 3. Therefore, $906 is needed to reach $7,000.

$7,000 -- total withdrawal amount requested
-  500 -- profit
-  200 -- free withdrawal amount
-4,464 -- payment deemed from initial Purchase Payment
-  930 -- payment deemed from initial Purchase Payment
------
$  906 -- additional payment to you needed to reach $7,000

We know that the withdrawal charge percentage for this remaining amount is 7%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 2003. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

$906     =  x - [.07x]
$906     =  .93x
$906/.93 =  X
$974.19  =  X
$974.19  -- deemed withdrawn from 2003 Purchase Payment
$906.00  -- part of withdrawal request payable to you
-------
$ 68.19  -- withdrawal charge on 2003 Purchase Payment deemed withdrawn
            (payable to us)

Revolution Value Variable Annuities

Assume the Following Facts:

     - On January 1, 2001, you make a $5,000 initial Purchase Payment and we issue you a Contract.

     -    On January 1, 2002, you make a $1,000 Purchase Payment.

     -    On January 1, 2003, you make a $1,000 Purchase Payment.

     - On January 1, 2004, the total value of your Contract is $7,500 because of favorable investment earnings.

Now assume you make a partial withdrawal of $7,000 (no tax withholding) on January 2, 2004. In this case, assuming no prior withdrawals, we would deduct a withdrawal charge of $289.36. We withdraw a total of $7,289.36 from your Contract.

$7,000.00 -- withdrawal request payable to you
+  289.36 -- withdrawal charge payable to us
---------
$7,289.36 -- total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

     (1) We FIRST distribute to you the $500 profit you have in your Contract ($7,500 total Contract Value less $7,000 of Purchase Payments you have paid) under the free withdrawal provision.

Next we repay to you the $5,000 Purchase Payments you paid in 2001. Under the free withdrawal provision, $200 of that Purchase Payment is charge free ($7,000 total Purchase Payments paid x 10%; less the $500 free withdrawal in the same Contract Year described in paragraph 1 above). We assess a withdrawal charge on the remaining balance of $4,800 from your 2001 Purchase Payment. Because you made that Purchase Payment 3 years ago, the withdrawal charge percentage is 4%. We deduct the resulting $192 from your Contract to cover the withdrawal charge on your 2001 Purchase Payment. We pay the remainder of $4,608 to you as a part of your withdrawal request.

$5,000
-  200 -- free withdrawal amount (payable to you)
------
$4,800
x  .04
------
$  192 -- withdrawal charge on 2001 Purchase Payment (payable to us)
$4,800
-  192
------
$4,608 -- part of withdrawal request payable to you

     (2) We NEXT deem the entire amount of your 2002 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1,000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $50 from your Contract to cover the withdrawal charge on your 2002 Purchase Payment. We pay the remainder of $950 to you as a part of your withdrawal request.

$1,000
x  .05
------
$   50 -- withdrawal charge on 2002 Purchase Payment (payable to us)
$1,000
-   50
------
$  950 -- part of withdrawal request payable to you

     (3) We NEXT determine what additional amount we need to withdraw to provide you with the total $7,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $500 from profits under paragraph 1 above, $200 of additional free withdrawal amount under paragraph 2, $4,608 from your 2001 Purchase Payment under paragraph 2, and $950 from your 2003 Purchase Payment under paragraph 3. Therefore, $742 is needed to reach $7,000.

$7,000 -- total withdrawal amount requested
-  500 -- Profit
-  200 -- free withdrawal amount
-4,608 -- payment deemed from initial Purchase Payment
-  950 -- payment deemed from 2002 Purchase Payment
------
$  742 -- additional payment to you needed to reach $7,000

     (4) We know that the withdrawal charge percentage for this remaining amount is 6%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 2003. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

$ 742.00     =  x - [.06x]
$ 742.00     =  .94x
$ 742.00/.94 =  X
$ 789.36     =  X

$ 789.36     --  Deemed withdrawn from 2003 Purchase Payment
$-742.00     --  part of withdrawal request payable to you
  ------
$  47.36     --  withdrawal charge on 2003 Purchase Payment deemed withdrawn
                 (payable to us)

                  APPENDIX C: Optional Enhanced Death Benefits

DECLARATION AND PATRIOT VARIABLE ANNUITIES

"Stepped-Up" Death Benefit Rider

If you were under age 80 when you applied for your Contract, you may have elected to enhance the standard death benefit by purchasing a stepped-up death benefit. Under this benefit, if the Annuitant dies before the Contract's Maturity Date, we will pay the Beneficiary the greater of:

     -    the standard death benefit (described above); or

     - the highest total value of your Contract (adjusted by any market value adjustment) as of any anniversary of your Contract to date, PLUS any Purchase Payments you have made since that anniversary, MINUS any withdrawals you have taken (and any related withdrawal charges) since that anniversary.

For these purposes, however, we count only those Contract anniversaries that occur (1) BEFORE we receive proof of death and any required settlement instructions and (2) BEFORE the Annuitant attains age 81 (80 1/2 for PATRIOT VARIABLE ANNUITIES).

You may have elected this benefit ONLY when you applied for the Contract and ONLY if this benefit is available in your state. As long as the benefit is in effect, you will pay a monthly charge for this benefit as shown in the Fee Tables. For a description of this charge, refer to "What Fees and Charges will be Deducted from My Contract?"

You should carefully review the tax considerations for optional benefit benefits section before selecting this optional benefit. For a more complete description of the terms and conditions of this benefit, you should refer directly to the benefit. We will provide you with a copy on request.

Accidental Death Benefit Rider

If you are under age 80 when you apply for your Contract, you may elect to purchase an accidental death benefit. In addition to any other death benefit, this benefit provides a benefit upon the accidental death of the Annuitant prior to the earlier of:

     -    the Contract's Maturity Date; and

     -    the Annuitant's 80th birthday.

Under this benefit, the Beneficiary will receive an amount equal to the total value of the Contract as of the date of the accident, up to a maximum of $200,000. We will pay the benefit after we receive, at the Annuities Service
Center:

     -    proof of the Annuitant's death; and

     -    any required instructions as to method of settlement.

You may elect this benefit ONLY when you apply for the Contract. As long as the benefit is in effect, you will pay a monthly charge for this benefit as shown in the Fee Tables.

YOU SHOULD CAREFULLY REVIEW THE TAX CONSIDERATIONS FOR OPTIONAL BENEFIT RIDERS BEFORE SELECTING THIS OPTIONAL BENEFIT RIDER. FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS BENEFIT, YOU SHOULD REFER DIRECTLY TO THE RIDER. WE WILL PROVIDE YOU WITH A COPY UPON REQUEST. NOT ALL STATES ALLOW THIS BENEFIT.

REVOLUTION ACCESS, REVOLUTION EXTRA, AND REVOLUTION VALUE VARIABLE ANNUITIES

You may have elected a death benefit that differs from the standard death benefit by purchasing an optional death benefit Rider:

     - only if the Rider was available in your state when you applied for the Contract;

     - if you elected the Enhanced Death Benefit Rider, only if each Owner and each Annuitant was under age 80 at the time you applied for the Contract; and

     - if you elected the Earnings Enhancement Death Benefit Rider, only if each Owner and each Annuitant was under age 75 at the time you applied for the Contract.

We may have waived either or both of the last two restrictions for Contracts purchased prior to the date a Rider was available in your state.

As long as an optional death benefit Rider is in effect, you will pay the monthly charge shown in the Fee Tables for that benefit. The Rider and its related charges terminate on:

     -    the Contract's Maturity Date; or

     -    upon your surrendering the Contract; or

     - a change of ownership, except where a spousal Beneficiary continues the Rider after an Owner's death (we explain Contract continuation by a spouse in "Distributions Requirements Following Death of Owner").

In addition, you may terminate the Enhanced Death Benefit Rider at any time by providing written notification to us at the Annuities Service Center shown on the first page of this Prospectus. If you purchase an Earnings Enhancement Death Benefit Rider, however, you CANNOT request us to terminate the Rider and its charges.

Enhanced Death Benefit Rider

Under this benefit, we will pay the greatest of:

     -    the standard death benefit;

     - the amount of each Purchase Payment you have paid (but not including any extra credits), accumulated at 5% effective annual interest during the benefit's measuring period (less any partial withdrawals you have taken and not including any interest on such amounts after they are withdrawn); or

     - the highest total value of your Contract (adjusted by any market value adjustment) as of any anniversary of your Contract during the benefit's measuring period, plus any Purchase Payments you have made since that anniversary, minus any withdrawals you have taken since that anniversary.

The benefit's "measuring period" includes only those Contract anniversaries that occur (1) before we receive proof of death and (2) before the measuring life attains age 81. The benefit's "measuring life" is:

     - the Owner, if there is only one Owner under your Contract and the death benefit is payable because the Owner dies before the Maturity Date;

     - the oldest Owner, if there are joint Owners under your Contract and the death benefit is payable because either Owner dies before the Maturity Date;

     - the Annuitant, if there is only one Annuitant under your Contract and the death benefit is payable because the Annuitant dies before the Maturity Date;

     - the youngest Annuitant, if there are joint Annuitants under your Contract and the death benefit is payable because the surviving Annuitant dies during the Owner(s) lifetime(s) but before the Maturity Date.

If an Owner is also an Annuitant, we will generally consider that person to be an "Owner" instead of an "Annuitant" for purposes of determining the benefit's measuring life.

For a more complete description of the terms and conditions of this benefit, you should refer directly to the benefit. We will provide you with a copy on request.

You should carefully review the tax considerations for optional benefits under "IX. Federal Tax Matters" if you selected this optional benefit.

Earnings Enhancement Death Benefit Rider

(not available for Contracts issued to tax-qualified plans)

Under this benefit, the death benefit may be increased by an earnings enhancement amount that will vary based on the age of the Owners and Annuitants when you purchased the benefit. In certain marketing materials, this benefit may have been referred to as the "Beneficiary Tax Relief" benefit because any amounts paid under this benefit can be used to cover taxes that may be due on death benefit proceeds under your Contract. Amounts paid under this benefit, however, may also be subject to tax and may be greater than or less than the amount of taxes due on the death benefits.

The Earnings Enhancement amount is determined as follows:

     - if all of the Owners and the Annuitant are under age 70 on the date your benefit is issued, the Earnings Enhancement amount will be 40% of the difference between the Standard Death Benefit (or Enhanced Death Benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 80% of your "Adjusted Net Purchase Payments" prior to the date of the decedent's death;

     - if any of the Owners or the Annuitant is age 70 or older on the date your benefit is issued, the Earnings Enhancement amount will be 25% of the difference between the Standard Death Benefit (or Enhanced Death Benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 50% of your "Adjusted Net Purchase Payments" prior to the date of the decedent's death; but

     - if there are joint Annuitants under your Contract, we will not count the age of the older Annuitant for either of these purposes unless the older Annuitant is also an Owner.

"Net Purchase Payments," for purposes of this benefit, means Purchase Payments you paid for the Contract, less any withdrawals in excess of earnings from your Contract (including any surrender charges imposed on these withdrawals). For this purpose, we consider withdrawals to be taken first from earnings on your Contract before they are taken from your Purchase Payments. "Adjusted Net Purchase Payments" means Net Purchase Payments minus any Purchase Payments you paid in the 12 month period prior to the decedent's death (excluding the initial Purchase Payments).

For a more complete description of the terms and conditions of this benefit, you should refer directly to the Rider. We will provide you with a copy on request.

YOU SHOULD CAREFULLY REVIEW THE TAX CONSIDERATIONS FOR OPTIONAL BENEFIT RIDERS UNDER "IX. FEDERAL TAX MATTERS" IF YOU SELECTED ANY OF THESE OPTIONAL DEATH BENEFIT RIDERS. THE DEATH BENEFITS UNDER THESE RIDERS WILL DECREASE IF YOU MAKE PARTIAL WITHDRAWALS UNDER YOUR CONTRACT. THE ENHANCED EARNINGS DEATH BENEFIT RIDER MAY NOT BE APPROPRIATE FOR YOU IF YOU EXPECT TO WITHDRAW EARNINGS.

     APPENDIX D: Examples of Earnings Enhancement Death Benefit Calculation
        (Not applicable to the Declaration or Patriot Variable Annuities)

The following are examples of the optional Earnings Enhancement death benefit. We have assumed that there are earnings under the Contracts in each case. Actual investment performance may be greater or lower than the amounts shown.

EXAMPLE 1

Earnings Enhancement death benefit with standard death benefit, no adjustments for withdrawals or Additional Purchase Payments

Assume:

     - You elect the Earnings Enhancement death benefit Rider (but not the enhanced death benefit Rider) when you purchase your Contract,

     - At the time of purchase, you and the Annuitant are each under age 70 and you pay an initial Purchase Payment of $100,000,

     - You allocate the Purchase Payment to a Variable Investment Option, and make no transfers of Contract Value to other Investment Options,

     - We determine the death benefit before the Maturity Date, in the fourth year of your Contract on a day when the total value of your Contract is $180,000.

CALCULATION OF STANDARD DEATH BENEFIT. We compare the total value of your Contract ($180,000, with no market value adjustment) to the total amount of Purchase Payments you paid ($100,000, with no adjustment for withdrawals). The standard death benefit is the higher of the two, or $180,000.

CALCULATION OF EARNINGS ENHANCEMENT AMOUNT. Because you and the Annuitant were both under age 70 when the Rider was issued, the Earnings Enhancement amount is 40% of the difference between the standard death benefit and your "Net Premiums," up to a maximum benefit amount equal to 80% of your "Adjusted Net Premiums."

CALCULATION OF NET PURCHASE PAYMENTS AND ADJUSTED NET PURCHASE PAYMENTS. To determine "Net Purchase Payments," we reduce the Purchase Payments you paid ($100,000) by the amount of any withdrawals in excess of earnings ($0, with no adjustment for withdrawal charges). In this example, the Net Purchase Payments is $100,000. To determine "Adjusted Net Purchase Payments," we reduce the Net Purchase Payments ($100,000) by any Purchase Payments you made, other than the initial Purchase Payment, during the 12 months before we calculated the death benefit ($0). In this example, the "Adjusted Net Purchase Payments" is $100,000.

CALCULATION OF MAXIMUM BENEFIT AMOUNT. The maximum benefit amount under the Earnings Enhancement death benefit Rider in this example is 80% of the Adjusted Net Premiums ($100,000), or $80,000.

The Earnings Enhancement amount is 40% of the difference between the standard death benefit ($180,000) and your Net Premiums ($100,000), up to the maximum benefit amount. In this example, 40% of the difference is $32,000, which is less than the maximum benefit amount ($80,000). The Earnings Enhancement amount is therefore $32,000.

The total Death Benefit in this example is the standard death benefit ($180,000) plus the Earnings Enhancement amount ($32,000), or $212,000.

EXAMPLE 2

Earnings Enhancement death benefit with enhanced death benefit, adjusted for withdrawal and Additional Purchase Payments.

Assume:

     - you elect the Earnings Enhancement death benefit Rider and the enhanced death benefit Rider when you purchase your Contract;

     - at the time of purchase, you are over age 70 and you pay an initial Purchase Payment of $100,000;

     - you allocate the Purchase Payments to a Variable Investment Option, and make no transfers of Contract Value to other Investment Options;

     - on the seventh anniversary of your Contract, your total value in the Contract is $175,000, which is the highest value on any anniversary date;

     - on the day after the seventh anniversary of your Contract, you make a withdrawal of $80,000;

     - on the eighth anniversary of your Contract, the total value of your Contract is $110,000, and you make an Additional Purchase Payment of $10,000 at the end of the eighth year of your Contract;

     - we determine the death benefit before the Maturity Date in the middle of the ninth year of your Contract, on a day when the total value of your Contract is $120,000.

CALCULATION OF ENHANCED DEATH BENEFIT. In this example, the enhanced death benefit is the highest of an accumulated premium "roll-up" amount, a "highest anniversary value" amount and the value of your Contract on the date the death benefit is determined.

CALCULATION OF PREMIUM ROLL-UP. We calculate the amount of each Purchase Payment you have paid, accumulated at a 5% effective annual rate, minus any withdrawals. In this example, the accumulated value of your initial Purchase Payment, after adjustment for the $80,000 withdrawal, is $65,319.75, and the accumulated value of your second Purchase Payment is $10,246.95. The total amount of the premium "roll-up" is $75,566.70.

CALCULATION OF HIGHEST ANNIVERSARY VALUE. We determine the highest anniversary value of your Contract on any anniversary date during the Rider's measuring period ($175,000), plus any Purchase Payments since that date ($10,000), minus any withdrawals since that date ($80,000). In this example, the "highest anniversary value" is $105,000.

The total value of your Contract on the date the death benefit is determined ($120,000, with no market value adjustment) is higher than the premium roll-up amount ($75,566.70) and higher than the "highest anniversary value" amount ($105,000). The enhanced death benefit is therefore $120,000.

CALCULATION OF EARNINGS ENHANCEMENT AMOUNT. Because you were over age 70 when the Rider was issued, the Earnings Enhancement amount is 25% of the difference between the enhanced death benefit and your "Net Premiums," up to a maximum benefit amount equal to 50% of your "Adjusted Net Premiums."

CALCULATION OF NET PREMIUMS AND ADJUSTED NET PREMIUMS. To determine "Net Premiums," we reduce the Purchase Payments you paid by the amount of any withdrawals in excess of earnings (including withdrawal charges). In this example, you withdrew $80,000 at a time when your earnings were $75,000 and no withdrawal charges were imposed. The amount withdrawn in excess of earnings is therefore $5,000. Net Premiums is the amount of Purchase Payments paid ($110,000) less amounts withdrawn in excess of earnings ($5,000), or $105,000. To determine "Adjusted Net Premiums," we reduce the Net Premiums ($105,000) by any Purchase Payments you made during the 12 months before we calculated the death benefit ($10,000). In this example, the "Adjusted Net Premiums" is $95,000.

CALCULATION OF MAXIMUM BENEFIT AMOUNT. The maximum benefit amount under the Earnings Enhancement death benefit Rider in this example is 50% of your Adjusted Net Premiums ($95,000), or $47,500.

The Earnings Enhancement amount is 25% of the difference between the enhanced death benefit ($120,000) and your Net Premiums ($105,000), up to the maximum benefit amount. In this example, 25% of the difference is $3,750, which is less than the maximum benefit amount ($47,500). The Earnings Enhancement amount is therefore $3,750.

The total Death Benefit in this example is the enhanced death benefit ($120,000) plus the Earnings Enhancement amount ($3,750), or $123,750.

                        APPENDIX E: Qualified Plan Types

           PLAN TYPE
------------------------------
TRADITIONAL IRAS                Section 408 of the Code permits eligible
                                individuals to contribute to an individual
                                retirement program known as an Individual
                                Retirement Annuity or IRA (sometimes referred to
                                as a traditional IRA to distinguish it from the
                                Roth IRA discussed below). IRAs are subject to
                                limits on the amounts that may be contributed
                                and deducted, the persons who may be eligible
                                and the time when distributions may commence.
                                Also, distributions from certain other types of
                                qualified retirement plans may be rolled over on
                                a tax-deferred basis into an IRA. The Contract
                                may not, however, be used in connection with an
                                Education IRA under Section 530 of the Code. In
                                general, unless you have made non-deductible
                                contributions to your IRA, all amounts paid out
                                from a traditional IRA contract (in the form of
                                an annuity, a single sum, death benefits or
                                partial withdrawal), are taxable to the payee as
                                ordinary income.

ROTH IRAS                       Section 408A of the Code permits eligible
                                individuals to contribute to a type of IRA known
                                as a Roth IRA. Roth IRAs are generally subject
                                to the same rules as non-Roth IRAs, but they
                                differ in certain significant respects. Among
                                the differences are that contributions to a Roth
                                IRA are not deductible and qualified
                                distributions from a Roth IRA are excluded from
                                income.

SIMPLE IRA PLANS                In general, under Section 408(p) of the Code a
                                small business employer may establish a SIMPLE
                                IRA retirement plan if the employer employed no
                                more than 100 employees earning at least $5,000
                                during the preceding year. Under a SIMPLE IRA
                                plan both employees and the employer make
                                deductible contributions. SIMPLE IRAs are
                                subject to various requirements, including
                                limits on the amounts that may be contributed,
                                the persons who may be eligible, and the time
                                when distributions may commence. The
                                requirements for minimum distributions from a
                                SIMPLE IRA retirement plan are generally the
                                same as those discussed above for distributions
                                from a traditional IRA. The rules on taxation of
                                distributions are also similar to those that
                                apply to a traditional IRA with a few
                                exceptions.

SIMPLIFIED EMPLOYEE PENSIONS    Section 408(k) of the Code allows employers to
(SEP - IRAS)                    establish simplified employee pension plans for
                                their employees, using the employees' IRAs for
                                such purposes, if certain criteria are met.
                                Under these plans the employer may, within
                                specified limits, make deductible contributions
                                on behalf of the employees to IRAs. The
                                requirements for minimum distributions from a
                                SEP - IRA, and rules on taxation of
                                distributions from a SEP - IRA, are generally
                                the same as those discussed above for
                                distributions from a traditional IRA.

SECTION 403(B) QUALIFIED PLANS  Section 403(b) of the Code permits public school
OR TAX-SHELTERED ANNUITIES      employees and employees of certain types of
                                tax-exempt organizations to have their employers
                                purchase annuity contracts for them and, subject
                                to certain limitations, to exclude the Purchase
                                Payments from gross income for tax purposes.
                                There also are limits on the amount of
                                incidental benefits that may be provided under a
                                tax-sheltered annuity. These Contracts are
                                commonly referred to as "tax-sheltered
                                annuities." We currently are not offering this
                                Contract for use in a Section 403(b) Qualified
                                Plan except under limited circumstances.

CORPORATE AND SELF-EMPLOYED     Sections 401(a) and 403(a) of the code permit
PENSION AND PROFIT-SHARING      corporate employers to establish various types
PLANS (H.R. 10 AND KEOGH)       of tax-deferred retirement plans for employees.
                                The Self-Employed Individuals' Tax Retirement
                                Act of 1962, as amended, commonly referred to as
                                "H.R. - 10" or "Keogh," permits self-employed
                                individuals to establish tax-favored retirement
                                plans for themselves and their employees. Such
                                retirement plans may permit the purchase of
                                annuity contracts in order to provide benefits
                                under the plans, however, there are limits on
                                the amount of incidental benefits that may be
                                provided under pension and profit sharing plans.

DEFERRED COMPENSATION PLANS     Section 457 of the Code permits employees of
OF STATE AND LOCAL GOVERNMENTS  state and local governments and tax-exempt
AND TAX-EXEMPT ORGANIZATIONS    organizations to defer a portion of their
                                compensation without paying current taxes. The
                                employees must be participants in an eligible
                                deferred compensation plan. A Section 457 plan
                                must satisfy several conditions, including the
                                requirement that it must not permit
                                distributions prior to your separation from
                                service (except in the case of an unforeseen
                                emergency). When we make payments under a
                                Section 457 Contract, the payment is taxed as
                                ordinary income.

For more detailed information about these plan types, you may request a Statement of Additional Information.

                   APPENDIX U: Accumulation Unit Value Tables

The following table provides information about Variable Investment Options available under the Contracts described in this Prospectus. We present this information in columns that compare the value of various classes of Accumulation Units for each Variable Investment Option during the periods shown. The table reflects the previous names of the Separate Account as of December 31, 2008 (John Hancock Variable Annuity Account JF), not its current name (John Hancock Life Insurance Company (U.S.A.) Separate Account T).

We use Accumulation Units to measure the value of your investment in a particular Variable Investment Option. Each Accumulation Unit reflects the value of underlying shares of a particular Portfolio (including dividends and distributions made by that Portfolio), as well as the charges we deduct on a daily basis for Separate Account Annual Expenses. (See the Fee Tables section of the Prospectus for additional information on these charges.)

The table contains information on different classes of Accumulation Units because we deduct different levels of daily charges. In particular, the table shows Accumulation Units reflecting the daily charges for:

     -    Patriot Contracts with Initial Purchase of less that $250,000;

     -    Patriot Contracts with Initial Purchase of $250,000, or more;

     -    Declaration Contracts with Initial Purchase of less that $250,000;

     -    Declaration Contracts with Initial Purchase of $250,000, or more;

     -    Revolution Access Contracts with Initial Purchase of less that
          $250,000;

     - Revolution Access Contracts with Initial Purchase of $250,000, or more;

     -    Revolution Extra Contracts with Initial Purchase of less that
          $250,000;

     -    Revolution Extra Contracts with Initial Purchase of $250,000, or more;

     -    Revolution Value Contracts with Initial Purchase of less that
          $250,000;

     -    Revolution Value Contracts with Initial Purchase of $250,000, or more.

Revolution, Declaration

                        JOHN HANCOCK VARIABLE ACCOUNT JF
                            ACCUMULATION UNIT VALUES
     REVOLUTION VALUE VARIABLE ANNUITY, REVOLUTION ACCESS VARIABLE ANNUITY,
                        REVOLUTION EXTRA VARIABLE ANNUITY
                                       AND
            DECLARATION VARIABLE ANNUITY AND PATRIOT VARIABLE ANNUITY

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
500 INDEX TRUST B - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       22.93     22.06     19.32     18.70        --        --        --        --        --        --
Value at End of Year          7.37     22.93     22.06     19.32        --        --        --        --        --        --
Rev Value No. of Units     964,580 1,237,659 1,647,151 1,911,056        --        --        --        --        --        --
Rev. Access No. of Units   150,214   173,190   201,117   236,963        --        --        --        --        --        --
Rev. Extra No. of Units    286,531   384,693   524,530   609,115        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     10.08        --        --        --        --        --        --
Value at End of Year            --        --        --     10.45        --        --        --        --        --        --
No. of Units                    --        --        --     4,262        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       12.18     11.72     10.27      9.93        --        --        --        --        --        --
Value at End of Year          7.55     12.18     11.72     10.27        --        --        --        --        --        --
No. of Units                12,827    21,214    34,915    39,274        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       19.28     18.50     16.17     15.61        --        --        --        --        --        --
Value at End of Year         11.99     19.28     18.50     16.17        --        --        --        --        --        --
No. of Units                   400       655    25,069    75,382        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       22.93     22.06     19.32     18.70        --        --        --        --        --        --
Value at End of Year         14.22     22.93     22.06     19.32        --        --        --        --        --        --
No. of Units                80,207   102,600   140,106   197,318        --        --        --        --        --        --
ACTIVE BOND FUND (MERGED INTO ACTIVE BOND TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-01-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     11.57     11.00     10.39     10.00        --        --
Value at End of Year            --        --        --        --     11.97     11.57     11.00     10.39        --        --
Rev Value No. of Units          --        --        --        -- 1,549,579 1,767,167 1,018,456 1,154,989        --        --
Rev. Access No. of Units        --        --        --        --   152,483   172,975   191,092 1,154,989        --        --
Rev. Extra No. of Units         --        --        --        --   508,142   561,305   391,520 1,154,989        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.78     14.02     13.20     10.00        --        --
Value at End of Year            --        --        --        --     15.33     14.78     14.02     13.20        --        --
No. of Units                    --        --        --        --    13,113    24,515    24,867    12,777        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     11.57     11.00     10.39     10.00        --        --
Value at End of Year            --        --        --        --     11.97     11.57     11.00     10.39        --        --
No. of Units                    --        --        --        --    55,188    65,067    22,897    22,387        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.78     14.02     13.20     10.00        --        --
Value at End of Year            --        --        --        --     15.33     14.78     14.02     13.20        --        --
No. of Units                    --        --        --        --    31,793    36,530     8,785     9,232        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     11.57     11.00     10.39     10.00        --        --
Value at End of Year            --        --        --        --     11.97     11.57     11.00     10.39        --        --
No. of Units                    --        --        --        --   534,099   670,444   400,122   341,607        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
ACTIVE BOND TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       12.86     12.52     12.13     11.97        --        --        --        --        --        --
Value at End of Year         11.37     12.86     12.52     12.13        --        --        --        --        --        --
Rev Value No. of Units     651,030   897,422 1,118,514 1,299,356        --        --        --        --        --        --
Rev. Access No. of Units   110,460   117,286   126,015   156,946        --        --        --        --        --        --
Rev. Extra No. of Units    228,290   265,929   354,955   433,037        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     15.33        --        --        --        --        --        --
Value at End of Year            --        --        --     15.57        --        --        --        --        --        --
No. of Units                    --        --        --    12,777        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       12.86     12.52     12.13     11.97        --        --        --        --        --        --
Value at End of Year         11.37     12.86     12.52     12.13        --        --        --        --        --        --
No. of Units                16,226    18,927    24,243    50,914        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       16.60     16.12     15.57     15.33        --        --        --        --        --        --
Value at End of Year         14.71     16.60     16.12     15.57        --        --        --        --        --        --
No. of Units                 7,210    20,258    24,714    35,544        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       12.86     12.52     12.13     11.97        --        --        --        --        --        --
Value at End of Year         11.37     12.86     12.52     12.13        --        --        --        --        --        --
No. of Units               172,100   243,065   282,341   375,146        --        --        --        --        --        --
AIM V. I. CAPITAL DEVELOPMENT FUND (SHARES MERGED INTO MID CAP INDEX TRUST EFF 4-29-05)SERIES II CLASS SHARES (units first credited 5-01-2002)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      9.93      7.45     10.00        --        --        --
Value at End of Year            --        --        --        --     11.31      9.93      7.45        --        --        --
Rev Value No. of Units          --        --        --        --    45,281    37,054    11,177        --        --        --
Rev. Access No. of Units        --        --        --        --     1,080     6,387     2,620        --        --        --
Rev. Extra No. of Units         --        --        --        --     4,632     4,066        --        --        --        --
AIM V. I. PREMIER EQUITY FUND (SHARES MERGED INTO 500 INDEX TRUST B EFF 4-29-05)SERIES I CLASS SHARES (units first credited
8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      7.29      5.90      8.57      9.92     11.77     10.00
Value at End of Year            --        --        --        --      7.62      7.29      5.90      8.57      9.92     11.77
Rev Value No. of Units          --        --        --        -- 1,894,411 2,169,567 1,779,003 3,090,645 2,548,369   302,772
Rev. Access No. of Units        --        --        --        --   227,332   268,348   230,661 3,090,645 2,548,369   302,772
Rev. Extra No. of Units         --        --        --        --   675,995   791,576   646,051 3,090,645 2,548,369   302,772
BLUE CHIP GROWTH TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year        9.43      8.47      7.82      7.41        --        --        --        --        --        --
Value at End of Year          5.35      9.43      8.47      7.82        --        --        --        --        --        --
Rev Value No. of Units     849,908 1,132,219 1,200,356 1,324,980        --        --        --        --        --        --
Rev. Access No. of Units    84,973   103,249   106,105   121,357        --        --        --        --        --        --
Rev. Extra No. of Units    246,938   310,455   395,008   445,212        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --      7.52        --        --        --        --        --        --
Value at End of Year            --        --        --     35.40        --        --        --        --        --        --
No. of Units                    --        --        --     3,877        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        9.43      8.47      7.82      7.41        --        --        --        --        --        --
Value at End of Year          5.35      9.43      8.47      7.82        --        --        --        --        --        --
No. of Units                26,771    38,624    63,374    53,262        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       42.90     38.40     35.40      7.52        --        --        --        --        --        --
Value at End of Year         24.41     42.90     38.40     35.40        --        --        --        --        --        --
No. of Units                 6,096     6,124     9,367     9,370        --        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        9.43      8.47      7.82      7.41        --        --        --        --        --        --
Value at End of Year          5.35      9.43      8.47      7.82        --        --        --        --        --        --
No. of Units                58,618    87,324   104,902   127,019        --        --        --        --        --        --
BOND INDEX FUND (REPLACED BY BOND INDEX TRUST B EFF 4-29-05)(NOW TOTAL BOND MARKET TRUST B) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     12.57     12.28     11.31     10.63      9.63      9.65
Value at End of Year            --        --        --        --     12.91     12.57     12.28     11.31     10.63      9.63
Rev Value No. of Units          --        --        --        --   731,490   911,341   737,019   833,929   327,502    47,232
Rev. Access No. of Units        --        --        --        --    78,974   105,438   145,149   833,929   327,502    47,232
Rev. Extra No. of Units         --        --        --        --   176,431   215,193   232,070   833,929   327,502    47,232
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.74     12.42     11.41     10.66      9.66     10.00
Value at End of Year            --        --        --        --     13.12     12.74     12.42     11.41     10.66      9.66
No. of Units                    --        --        --        --     9,826     9,826     9,826     9,826     9,826     9,826
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     12.58     12.29     11.32     10.64      9.63     10.00
Value at End of Year            --        --        --        --     12.92     12.58     12.29     11.32     10.64      9.63
No. of Units                    --        --        --        --     7,901     9,232    18,388    14,281    19,106    22,733
CAPITAL APPRECIATION TRUST - NAV SHARES (units first credited 4-28-2006)
Contracts with no Optional Benefits
Value at Start of Year        4.21      3.81      3.71        --        --        --        --        --        --        --
Value at End of Year          2.61      4.21      3.81        --        --        --        --        --        --        --
Rev Value No. of Units     678,778   883,258   924,111        --        --        --        --        --        --        --
Rev. Access No. of Units    87,290    90,304    97,812        --        --        --        --        --        --        --
Rev. Extra No. of Units    104,980   139,604   151,570        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       13.41     12.12     11.77        --        --        --        --        --        --        --
Value at End of Year          8.33     13.41     12.12        --        --        --        --        --        --        --
No. of Units                 4,168     4,708     4,708        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        4.21      3.81      3.71        --        --        --        --        --        --        --
Value at End of Year          2.61      4.21      3.81        --        --        --        --        --        --        --
No. of Units                43,157    50,245    86,214        --        --        --        --        --        --        --
EARNINGS GROWTH FUND (REPLACED BY LARGE CAP GROWTH TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      3.65      2.96      4.43      7.11     10.00        --
Value at End of Year            --        --        --        --      3.70      3.65      2.96      4.43      7.11        --
Rev Value No. of Units          --        --        --        -- 1,068,977 1,209,120 1,222,455 1,636,323   629,910        --
Rev. Access No. of Units        --        --        --        --   118,540   129,095   154,964 1,636,323   629,910        --
Rev. Extra No. of Units         --        --        --        --   174,391   227,056   239,167 1,636,323   629,910        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      7.19      5.82      8.69     13.92     21.92     10.00
Value at End of Year            --        --        --        --      7.31      7.19      5.82      8.69     13.92     21.92
No. of Units                    --        --        --        --     7,532    20,004    20,872    14,866    20,511    27,163
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      7.10      5.76      8.63     13.85     21.87     10.00
Value at End of Year            --        --        --        --      7.20      7.10      5.76      8.63     13.85     21.87
No. of Units                    --        --        --        --    78,767    90,017    98,370   112,159   154,934   143,380
EQUITY INDEX FUND (REPLACED BY 500 INDEX TRUST B EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     17.10     13.49     17.58     20.22     22.54     10.00
Value at End of Year            --        --        --        --     18.70     17.10     13.49     17.58     20.22     22.54
Rev Value No. of Units          --        --        --        --   651,999   728,312   673,856   804,600   507,320    76,098
Rev. Access No. of Units        --        --        --        --    85,101    85,894    86,077   804,600   507,320    76,098
Rev. Extra No. of Units         --        --        --        --   171,065   164,996   154,223   804,600   507,320    76,098

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      9.20      7.23      9.41     10.79     12.00     10.00
Value at End of Year            --        --        --        --     10.08      9.20      7.23      9.41     10.79     12.00
No. of Units                    --        --        --        --     4,262    75,959    75,959    79,909    79,917    61,962
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      9.08      7.16      9.33     10.74     11.97     10.00
Value at End of Year            --        --        --        --      9.93      9.08      7.16      9.33     10.74     11.97
No. of Units                    --        --        --        --    47,638    51,022    60,758    84,207   115,506   110,398
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.24     11.20     14.56     10.00        --        --
Value at End of Year            --        --        --        --     15.61     14.24     11.20     14.56        --        --
No. of Units                    --        --        --        --    78,336    52,830    59,634    75,420        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     17.10     13.49     17.58     10.00        --        --
Value at End of Year            --        --        --        --     18.70     17.10     13.49     17.58        --        --
No. of Units                    --        --        --        --   279,282   352,181   366,608   447,352        --        --
EQUITY-INCOME TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       16.92     16.57     14.09     13.72        --        --        --        --        --        --
Value at End of Year         10.70     16.92     16.57     14.09        --        --        --        --        --        --
Rev Value No. of Units     946,430 1,201,392 1,446,739 1,650,936        --        --        --        --        --        --
Rev. Access No. of Units   139,325   153,610   164,653   186,140        --        --        --        --        --        --
Rev. Extra No. of Units    267,263   371,493   471,158   525,745        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       26.96     26.36     22.34     13.93        --        --        --        --        --        --
Value at End of Year         17.10     26.96     26.36     22.34        --        --        --        --        --        --
No. of Units                   945       947        --    14,210        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       16.92     16.57     14.09     13.72        --        --        --        --        --        --
Value at End of Year         10.70     16.92     16.57     14.09        --        --        --        --        --        --
No. of Units                14,103    19,101    36,627    48,062        --        --        --        --        --        --
FIDELITY VIP CONTRAFUND (MERGED INTO TOTAL STOCK MARKET INDEX TRUST EFF 4-29-05) - SERVICE CLASS SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     10.49      8.28      9.25     10.69     11.61     10.00
Value at End of Year            --        --        --        --     11.95     10.49      8.28      9.25     10.69     11.61
Rev Value No. of Units          --        --        --        -- 1,199,675 1,230,521 1,168,106 1,645,859 1,447,471   237,990
Rev. Access No. of Units        --        --        --        --   157,444   179,239   202,789 1,645,859 1,447,471   237,990
Rev. Extra No. of Units         --        --        --        --   371,068   386,807   377,519 1,645,859 1,447,471   237,990
FIDELITY VIP GROWTH (MERGED INTO 500 INDEX TRUST B EFF 4-29-05) - SERVICE CLASS SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      7.76      5.92      8.59     10.57     12.04     10.00
Value at End of Year            --        --        --        --      7.92      7.76      5.92      8.59     10.57     12.04
Rev Value No. of Units          --        --        --        -- 1,424,488 1,601,890   133,140 2,501,361 1,875,307   205,097
Rev. Access No. of Units        --        --        --        --   157,843   203,487   198,959 2,501,361 1,875,307   205,097
Rev. Extra No. of Units         --        --        --        --   400,455   480,716   507,521 2,501,361 1,875,307   205,097
FIDELITY VIP OVERSEAS (MERGED INTO INTERNATIONAL EQUITY INDEX TRUST B EFF 4-29-05) - SERVICE CLASS SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      8.62      6.10      7.73      9.97     12.48     10.00
Value at End of Year            --        --        --        --      9.66      8.62      6.10      7.73      9.97     12.48
Rev Value No. of Units          --        --        --        --   470,234   501,964   523,589   960,931 1,107,608    30,517
Rev. Access No. of Units        --        --        --        --   108,986   126,285   143,079   960,931 1,107,608    30,517
Rev. Extra No. of Units         --        --        --        --   165,213   170,854   193,599   960,931 1,107,608    30,517
FINANCIAL INDUSTRIES FUND (REPLACED BY FINANCIAL SERVICES TRUST EFF 4-29-05) - NAV SHARES (units first credited 4-30-1997)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     14.43     11.60     14.58     17.90     14.25     10.00
Value at End of Year            --        --        --        --     15.49     14.43     11.60     14.58     17.90     14.25
Rev Value No. of Units          --        --        --        --   418,976   488,871   542,851   855,100   642,376   113,876
Rev. Access No. of Units        --        --        --        --    18,431    21,825    49,964   855,100   642,376   113,876
Rev. Extra No. of Units         --        --        --        --   126,349   132,174   145,392   855,100   642,376   113,876

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.67     11.76     14.75     18.06     14.35     14.42
Value at End of Year            --        --        --        --     15.79     14.67     11.76     14.75     18.06     14.35
No. of Units                    --        --        --        --     5,074     7,562    10,776    15,026    13,558    17,470
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     14.43     11.60     14.58     17.90     14.25     14.36
Value at End of Year            --        --        --        --     15.49     14.43     11.60     14.58     17.90     14.25
No. of Units                    --        --        --        --    22,357    24,757    29,786    44,296    59,272    59,300
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.67     11.76     14.74     18.06     14.35     14.42
Value at End of Year            --        --        --        --     15.79     14.67     11.76     14.74     18.06     14.35
No. of Units                    --        --        --        --    91,290    88,045    95,524   155,926   115,989    93,950
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     14.43     11.60     14.58     17.90     14.25     14.36
Value at End of Year            --        --        --        --     15.49     14.43     11.60     14.58     17.90     14.25
No. of Units                    --        --        --        --   656,027   791,313   946,719 1,210,792 1,113,582 1,506,906
FINANCIAL SERVICES TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       18.42     20.00     16.44     15.49        --        --        --        --        --        --
Value at End of Year         10.07     18.42     20.00     16.44        --        --        --        --        --        --
Rev Value No. of Units     177,539   225,906   301,610   367,963        --        --        --        --        --        --
Rev. Access No. of Units     7,682     9,704    10,516    12,681        --        --        --        --        --        --
Rev. Extra No. of Units     40,298    63,214    86,689   102,683        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     15.79        --        --        --        --        --        --
Value at End of Year            --        --        --     16.80        --        --        --        --        --        --
No. of Units                    --        --        --     4,460        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       18.42     20.00     16.44     15.49        --        --        --        --        --        --
Value at End of Year         10.07     18.42     20.00     16.44        --        --        --        --        --        --
No. of Units                 5,086     7,948    13,625    19,140        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --     16.80     15.79        --        --        --        --        --        --
Value at End of Year            --        --     20.49     16.80        --        --        --        --        --        --
No. of Units                    --        --    22,512    59,620        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       18.42     20.00     16.44     15.49        --        --        --        --        --        --
Value at End of Year         10.07     18.42     20.00     16.44        --        --        --        --        --        --
No. of Units               236,100   308,095   377,881   502,999        --        --        --        --        --        --
FUNDAMENTAL GROWTH FUND (MERGED INTO LARGE CAP GROWTH FUND EFF 11-1-04) - NAV SHARES (units first credited 11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      6.79      9.86     14.74     15.39     10.00
Value at End of Year            --        --        --        --        --      8.84      6.79      9.86     14.74     15.39
Rev Value No. of Units          --        --        --        --        --   328,022   337,037   589,572   525,081    38,912
Rev. Access No. of Units        --        --        --        --        --    49,535    66,283   589,572   525,081    38,912
Rev. Extra No. of Units         --        --        --        --        --   135,376   123,943   589,572   525,081    38,912
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --        --      7.20     10.43     10.00        --        --
Value at End of Year            --        --        --        --        --      9.39      7.20     10.43        --        --
No. of Units                    --        --        --        --        --     5,248     5,264     8,119        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      6.79      9.86     10.00        --        --
Value at End of Year            --        --        --        --        --      8.84      6.79      9.86        --        --
No. of Units                    --        --        --        --        --    11,404    10,008    24,747        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --        --      7.20     10.43     10.00        --        --
Value at End of Year            --        --        --        --        --      9.39      7.20     10.43        --        --
No. of Units                    --        --        --        --        --    46,190    33,826    64,187        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      6.79      9.86     10.00        --        --
Value at End of Year            --        --        --        --        --      8.84      6.79      9.86        --        --
No. of Units                    --        --        --        --        --   117,743   114,921   167,698        --        --
FUNDAMENTAL VALUE FUND (REPLACED BY EQUITY-INCOME TRUST EFF 4-29-05) - NAV SHARES (units first credited 11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     11.12      8.75     10.73     11.68     10.43     10.00
Value at End of Year            --        --        --        --     12.70     11.12      8.75     10.73     11.68     10.43
Rev Value No. of Units          --        --        --        -- 1,256,245   603,015   569,649   802,605   347,760    64,904
Rev. Access No. of Units        --        --        --        --   143,234    78,791    85,139   802,605   347,760    64,904
Rev. Extra No. of Units         --        --        --        --   371,180   210,263   177,846   802,605   347,760    64,904
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      9.76      7.66      9.37     10.00        --        --
Value at End of Year            --        --        --        --     11.17      9.76      7.66      9.37        --        --
No. of Units                    --        --        --        --        --    50,632    50,632    50,632        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     11.12      8.75     10.73     10.00        --        --
Value at End of Year            --        --        --        --     12.70     11.12      8.75     10.73        --        --
No. of Units                    --        --        --        --    22,289    21,714    23,612    30,710        --        --
FUNDAMENTAL VALUE FUND B (FORMERLY LARGE CAP VALUE CORE SM) (MERGED INTO FUNDAMENTAL VALUE FUND EFF 11-01-04) - NAV SHARES
(units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      8.13     10.07     10.71     10.31     10.00
Value at End of Year            --        --        --        --        --     10.35      8.13     10.07     10.71     10.31
Rev Value No. of Units          --        --        --        --        --   816,510   826,588 1,056,790   520,128    92,493
Rev. Access No. of Units        --        --        --        --        --    71,994    80,764 1,056,790   520,128    92,493
Rev. Extra No. of Units         --        --        --        --        --   204,107   195,857 1,056,790   520,128    92,493
GLOBAL BOND FUND (REPLACED BY GLOBAL BOND TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     13.85     12.10     10.31     10.60     10.00        --
Value at End of Year            --        --        --        --     15.13     13.85     12.10     10.31     10.60        --
Rev Value No. of Units          --        --        --        --   150,408   180,511   141,303    71,857        --        --
Rev. Access No. of Units        --        --        --        --    31,596    32,488    28,155    71,857        --        --
Rev. Extra No. of Units         --        --        --        --    76,355    87,529    39,131    71,857        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     13.96     12.20     10.39     10.68      9.65     10.00
Value at End of Year            --        --        --        --     15.26     13.96     12.20     10.39     10.68      9.65
No. of Units                    --        --        --        --     9,431     9,647    11,396     5,140     8,203     8,837
GLOBAL BOND TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       15.60     14.41     13.86     15.13        --        --        --        --        --        --
Value at End of Year         14.73     15.60     14.41     13.86        --        --        --        --        --        --
Rev Value No. of Units     129,165   153,973   122,036   137,434        --        --        --        --        --        --
Rev. Access No. of Units    18,840    21,525    24,419    26,043        --        --        --        --        --        --
Rev. Extra No. of Units     40,352    51,292    54,079    67,446        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       15.60     14.41     13.86     15.26        --        --        --        --        --        --
Value at End of Year         14.73     15.60     14.41     13.86        --        --        --        --        --        --
No. of Units                   517     3,653     3,657     5,725        --        --        --        --        --        --
GROWTH & INCOME FUND (MERGED INTO GROWTH & INCOME TRUST II EFF 4-29-05)(NOW GROWTH & INCOME TRUST) - NAV SHARES (units first credited 11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      6.95      5.66      7.36      8.82     10.00        --
Value at End of Year            --        --        --        --      7.61      6.95      5.66      7.36      8.82        --
Rev Value No. of Units          --        --        --        -- 2,011,770 2,127,364 1,293,111 1,817,947    12,749        --
Rev. Access No. of Units        --        --        --        --   149,584   160,565   126,954 1,817,947    12,749        --
Rev. Extra No. of Units         --        --        --        --   747,950   802,120   416,961 1,817,947    12,749        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.30      9.99     12.97     10.00        --        --
Value at End of Year            --        --        --        --     13.52     12.30      9.99     12.97        --        --
No. of Units                    --        --        --        --    15,633    16,765    11,472    17,169        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      6.95      5.66      7.36     10.00        --        --
Value at End of Year            --        --        --        --      7.61      6.95      5.66      7.36        --        --
No. of Units                    --        --        --        --   283,703   306,082   182,202   225,112        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.30      9.99     12.97     10.00        --        --
Value at End of Year            --        --        --        --     13.52     12.30      9.99     12.97        --        --
No. of Units                    --        --        --        --    54,413   145,833    26,987    92,665        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      6.95      5.66      7.36     10.00        --        --
Value at End of Year            --        --        --        --      7.61      6.95      5.66      7.36        --        --
No. of Units                    --        --        --        -- 2,038,882 2,463,202 1,034,165 1,326,556        --        --
GROWTH & INCOME TRUST (MERGED INTO OPTIMIZED ALL CAP TRUST EFF 4-25-08) - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year          --      9.12      8.19      7.61        --        --        --        --        --        --
Value at End of Year            --      9.37      9.12      8.19        --        --        --        --        --        --
Rev Value No. of Units          -- 1,233,324 1,509,917 1,762,597        --        --        --        --        --        --
Rev. Access No. of Units        --   120,175   132,498   142,242        --        --        --        --        --        --
Rev. Extra No. of Units         --   436,434   522,234   682,260        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     13.52        --        --        --        --        --        --
Value at End of Year            --        --        --     14.58        --        --        --        --        --        --
No. of Units                    --        --        --    14,829        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --      9.12      8.19      7.61        --        --        --        --        --        --
Value at End of Year            --      9.37      9.12      8.19        --        --        --        --        --        --
No. of Units                    --   151,847   206,970   254,401        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --     16.28     14.58     13.52        --        --        --        --        --        --
Value at End of Year            --     16.77     16.28     14.58        --        --        --        --        --        --
No. of Units                    --     6,823    36,469    54,549        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --      9.12      8.19      7.61        --        --        --        --        --        --
Value at End of Year            --      9.37      9.12      8.19        --        --        --        --        --        --
No. of Units                    --   818,413 1,071,538 1,515,204        --        --        --        --        --        --
HEALTH SCIENCES FUND (REPLACED BY HEALTH SCIENCES TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-01-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     10.00      7.69      9.73     10.00        --        --
Value at End of Year            --        --        --        --     10.98     10.00      7.69      9.73        --        --
Rev Value No. of Units          --        --        --        --   127,989   138,303   129,645   100,786        --        --
Rev. Access No. of Units        --        --        --        --    13,508    15,522    15,340   100,786        --        --
Rev. Extra No. of Units         --        --        --        --    65,016    60,627    33,411   100,786        --        --
HEALTH SCIENCES TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       15.88     13.65     12.75     10.98        --        --        --        --        --        --
Value at End of Year         11.00     15.88     13.65     12.75        --        --        --        --        --        --
Rev Value No. of Units      80,893   102,996   123,120   130,066        --        --        --        --        --        --
Rev. Access No. of Units     1,468     1,523     1,574     4,983        --        --        --        --        --        --
Rev. Extra No. of Units     44,129    55,554    64,344    68,732        --        --        --        --        --        --
HIGH YIELD BOND FUND (REPLACED BY HIGH YIELD TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      9.90      8.60      9.12      9.04     10.27     10.00
Value at End of Year            --        --        --        --     10.57      9.90      8.60      9.12      9.04     10.27
Rev Value No. of Units          --        --        --        --   551,124   626,689   477,166   644,021   333,028    48,898
Rev. Access No. of Units        --        --        --        --    89,295    97,589    77,833   644,021   333,028    48,898
Rev. Extra No. of Units         --        --        --        --   238,160   234,126   149,911   644,021   333,028    48,898

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     10.10      8.76      9.26      9.16     10.38     10.00
Value at End of Year            --        --        --        --     10.82     10.10      8.76      9.26      9.16     10.38
No. of Units                    --        --        --        --        --     6,229     2,466     2,470     2,473     2,423
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      9.98      8.67      9.19      9.11     10.35     10.00
Value at End of Year            --        --        --        --     10.66      9.98      8.67      9.19      9.11     10.35
No. of Units                    --        --        --        --     5,093     6,395    11,108     9,657    10,644    11,541
HIGH YIELD TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       11.87     11.82     10.84     10.57        --        --        --        --        --        --
Value at End of Year          8.26     11.87     11.82     10.84        --        --        --        --        --        --
Rev Value No. of Units     227,866   317,293   410,632   471,887        --        --        --        --        --        --
Rev. Access No. of Units    34,468    60,756    71,458    77,829        --        --        --        --        --        --
Rev. Extra No. of Units     85,158   116,666   150,806   212,388        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       11.87     11.82     10.84     10.66        --        --        --        --        --        --
Value at End of Year          8.26     11.87     11.82     10.84        --        --        --        --        --        --
No. of Units                 1,517     3,542     3,881     4,281        --        --        --        --        --        --
INTERNATIONAL EQUITY INDEX FUND (REPLACED BY INTERNATIONAL EQUITY INDEX TRUST B EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      9.49      6.77     10.00        --        --        --
Value at End of Year            --        --        --        --     11.27      9.49      6.77        --        --        --
Rev Value No. of Units          --        --        --        --   211,686   206,714     9,558        --        --        --
Rev. Access No. of Units        --        --        --        --    34,893    31,853       906        --        --        --
Rev. Extra No. of Units         --        --        --        --   100,560   101,328     4,383        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      9.61      6.84      8.14     10.32     12.62     10.00
Value at End of Year            --        --        --        --     11.44      9.61      6.84      8.14     10.32     12.62
No. of Units                    --        --        --        --     8,050     8,075     8,099     8,123     8,148        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      9.49      6.77      8.08     10.27     12.59     10.00
Value at End of Year            --        --        --        --     11.27      9.49      6.77      8.08     10.27     12.59
No. of Units                    --        --        --        --    10,689    10,664    13,070    14,510    19,558    18,759
INTERNATIONAL EQUITY INDEX TRUST B - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       18.67     16.33     13.01     11.29        --        --        --        --        --        --
Value at End of Year         10.26     18.67     16.33     13.01        --        --        --        --        --        --
Rev Value No. of Units     430,124   588,679   670,804   713,779        --        --        --        --        --        --
Rev. Access No. of Units    97,211   106,507   116,598   128,613        --        --        --        --        --        --
Rev. Extra No. of Units    133,152   194,823   246,859   257,900        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     11.44        --        --        --        --        --        --
Value at End of Year         10.52        --        --     13.24        --        --        --        --        --        --
No. of Units                    --        --        --     8,026        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       18.67     16.33     13.01      9.49        --        --        --        --        --        --
Value at End of Year         10.26     18.67     16.33     13.01        --        --        --        --        --        --
No. of Units                 7,712     8,833     9,829     9,943        --        --        --        --        --        --
JANUS ASPEN GLOBAL TECHNOLOGY (MERGED INTO TOTAL STOCK MARKET INDEX TRUST EFF 4-29-05) SERVICE CLASS SHARES (units first credited 5-01-2003)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     13.67     10.04        --        --        --        --
Value at End of Year            --        --        --        --     13.58     13.67        --        --        --        --
Rev Value No. of Units          --        --        --        --    10,639    18,973        --        --        --        --
Rev. Access No. of Units        --        --        --        --     1,095     1,101        --        --        --        --
Rev. Extra No. of Units         --        --        --        --     4,092     2,704        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
JANUS ASPEN WORLDWIDE GROWTH (MERGED INTO INTERNATIONAL EQUITY INDEX TRUST B EFF 4-29-05) SERVICE CLASS SHARES (units first credited 11-01-2000)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      6.19      5.07      6.90      9.04     10.00        --
Value at End of Year            --        --        --        --      6.39      6.19      5.07      6.90      9.04        --
Rev Value No. of Units          --        --        --        --   178,127   214,502   229,005   322,018   128,709        --
Rev. Access No. of Units        --        --        --        --    35,764    47,215    42,016   322,018   128,709        --
Rev. Extra No. of Units         --        --        --        --    52,533    53,367    51,239   322,018   128,709        --
LARGE CAP GROWTH FUND (REPLACED BY BLUE CHIP GROWTH TRUST EFF 4-29-05) - NAV SHARES (units first credited 3-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      7.19      5.79      8.13     10.00        --        --
Value at End of Year            --        --        --        --      7.41      7.19      5.79      8.13        --        --
Rev Value No. of Units          --        --        --        -- 1,439,838   540,715   167,749    77,662        --        --
Rev. Access No. of Units        --        --        --        --   146,532    49,259    10,413    77,662        --        --
Rev. Extra No. of Units         --        --        --        --   489,849   128,549    20,683    77,662        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      7.28      5.85      8.19     10.03     12.34     10.00
Value at End of Year            --        --        --        --      7.52      7.28      5.85      8.19     10.03     12.34
No. of Units                    --        --        --        --    17,276    12,579    13,586    48,418    49,959    38,907
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      7.19      5.79      8.13      9.98     12.31     10.00
Value at End of Year            --        --        --        --      7.41      7.19      5.79      8.13      9.98     12.31
No. of Units                    --        --        --        --    59,258    50,560    53,908    74,845    86,341    72,822
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      6.97        --        --        --        --        --
Value at End of Year            --        --        --        --      7.52        --        --        --        --        --
No. of Units                    --        --        --        --    34,293        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      6.87        --        --        --        --        --
Value at End of Year            --        --        --        --      7.41        --        --        --        --        --
No. of Units                    --        --        --        --   142,526        --        --        --        --        --
LARGE CAP GROWTH FUND B (FORMERLY LARGE CAP AGGRESSIVE GROWTH FUND) (MERGED INTO LARGE CAP GROWTH FUND EFF 11-1-04)
- NAV SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      5.48      8.09      9.60     11.97     10.00
Value at End of Year            --        --        --        --        --      7.13      5.48      8.09      9.60     11.97
Rev Value No. of Units          --        --        --        --        --   609,843   681,954 1,205,414 1,040,129   178,388
Rev. Access No. of Units        --        --        --        --        --    45,760    78,966 1,205,414 1,040,129   178,388
Rev. Extra No. of Units         --        --        --        --        --   294,010   322,673 1,205,414 1,040,129   178,388
LARGE CAP GROWTH TRUST (MERGED INTO CAPITAL APPRECIATION TRUST EFF 4-28-2006) - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --      3.70        --        --        --        --        --        --
Value at End of Year            --        --        --      3.71        --        --        --        --        --        --
Rev Value No. of Units          --        --        --   975,667        --        --        --        --        --        --
Rev. Access No. of Units        --        --        --   100,095        --        --        --        --        --        --
Rev. Extra No. of Units         --        --        --   159,332        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --      7.31        --        --        --        --        --        --
Value at End of Year            --        --        --     11.77        --        --        --        --        --        --
No. of Units                    --        --        --     4,708        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --      3.70        --        --        --        --        --        --
Value at End of Year            --        --        --      3.71        --        --        --        --        --        --
No. of Units                    --        --        --   118,078        --        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
LARGE CAP VALUE FUND (REPLACED BY EQUITY-INCOME TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     12.08      9.75     11.38     10.00        --        --
Value at End of Year            --        --        --        --     13.72     12.08      9.75     11.38        --        --
Rev Value No. of Units          --        --        --        --   619,096   601,394   483,868   334,667        --        --
Rev. Access No. of Units        --        --        --        --    94,674    91,386    50,708   334,667        --        --
Rev. Extra No. of Units         --        --        --        --   209,987   155,358    97,450   334,667        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.23      9.84     11.46     11.44     10.22     10.00
Value at End of Year            --        --        --        --     13.93     12.23      9.84     11.46     11.44     10.22
No. of Units                    --        --        --        --    22,174    54,141    54,818    47,784    47,784    36,375
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     12.08      9.75     11.38     11.38     10.20     10.00
Value at End of Year            --        --        --        --     13.72     12.08      9.75     11.38     11.38     10.20
No. of Units                    --        --        --        --    35,552    40,103    45,084    69,954    80,984   101,992
LIFESTYLE BALANCED TRUST - NAV SHARES (units first credited 11-07-2008)
Contracts with no Optional Benefits
Value at Start of Year        8.49        --        --        --        --        --        --        --        --        --
Value at End of Year          8.40        --        --        --        --        --        --        --        --        --
Rev Value No. of Units     579,379        --        --        --        --        --        --        --        --        --
Rev. Access No. of Units    21,983        --        --        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year        9.54        --        --        --        --        --        --        --        --        --
Value at End of Year            --        --        --        --        --        --        --        --        --        --
No. of Units                    --        --        --        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        9.31        --        --        --        --        --        --        --        --        --
Value at End of Year          9.21        --        --        --        --        --        --        --        --        --
No. of Units                 4,005        --        --        --        --        --        --        --        --        --
MANAGED FUND (MERGED INTO MANAGED TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      9.41      8.00      9.34      9.73     10.00        --
Value at End of Year            --        --        --        --     10.05      9.41      8.00      9.34      9.73        --
Rev Value No. of Units          --        --        --        -- 1,168,263 1,277,365 1,159,355   868,814        89        --
Rev. Access No. of Units        --        --        --        --    65,821    73,227    80,473   868,814        89        --
Rev. Extra No. of Units         --        --        --        --   166,993   185,973   154,757   868,814        89        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     10.31      8.77     10.24     10.67     10.80     10.00
Value at End of Year            --        --        --        --     11.02     10.31      8.77     10.24     10.67     10.80
No. of Units                    --        --        --        --    16,131    17,668    19,124    20,975    26,890    25,357
MANAGED TRUST (MERGED INTO LIFESTYLE BALANCED TRUST EFF 11-7-08) - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year          --     10.82     10.19     10.05        --        --        --        --        --        --
Value at End of Year            --     10.90     10.82     10.19        --        --        --        --        --        --
Rev Value No. of Units          --   735,180   837,115 1,037,978        --        --        --        --        --        --
Rev. Access No. of Units        --    27,832    31,340    61,630        --        --        --        --        --        --
Rev. Extra No. of Units         --   139,748   153,056   163,956        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --     11.86     11.17     11.02        --        --        --        --        --        --
Value at End of Year            --     11.94     11.86     11.17        --        --        --        --        --        --
No. of Units                    --     6,463    10,572    14,098        --        --        --        --        --        --
MFS INVESTORS GROWTH STOCK FUND (MERGED INTO 500 INDEX TRUST B EFF 4-29-05) - INITIAL CLASS SHARES (units first credited
8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      7.46      6.14      8.58     11.45     12.36     10.00
Value at End of Year            --        --        --        --      8.05      7.46      6.14      8.58     11.45     12.36
Rev Value No. of Units          --        --        --        --   641,118   715,159   723,032 1,280,675   971,077   158,192
Rev. Access No. of Units        --        --        --        --   121,589   132,909   146,522 1,280,675   971,077   158,192
Rev. Extra No. of Units         --        --        --        --   253,985   281,892   331,636 1,280,675   971,077   158,192

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
MFS NEW DISCOVERY FUND (MERGED INTO SMALL CAP INDEX TRUST EFF 4-29-05) - INITIAL CLASS SHARES (units first credited
5-01-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     12.35      9.35     13.85     14.77     15.26     10.00
Value at End of Year            --        --        --        --     12.99     12.35      9.35     13.85     14.77     15.26
Rev Value No. of Units          --        --        --        --   225,250   256,805   277,963   533,377       431    36,557
Rev. Access No. of Units        --        --        --        --    57,556    76,297    83,268   533,377   431,090    36,557
Rev. Extra No. of Units         --        --        --        --   103,634   117,145   144,140   533,377   431,090    36,557
MFS RESEARCH FUND (SHARES MERGED INTO TOTAL STOCK MARKET INDEX TRUST EFF 4-29-05) - INITIAL CLASS SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      7.95      6.46      8.67     11.14     11.86     10.00
Value at End of Year            --        --        --        --      9.10      7.95      6.46      8.67     11.14     11.86
Rev Value No. of Units          --        --        --        --   517,686   578,045   621,468   970,571   672,010    73,452
Rev. Access No. of Units        --        --        --        --    38,062    49,422    68,797   970,571   672,010    73,452
Rev. Extra No. of Units         --        --        --        --   160,507   183,241   177,806   970,571   672,010    73,452
MID CAP GROWTH FUND (REPLACED BY MID CAP STOCK TRUST EFF 4-29-05) - NAV SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     23.49     16.19     20.79     20.47     18.98     18.07
Value at End of Year            --        --        --        --     25.90     23.49     16.19     20.79     20.47     18.98
Rev Value No. of Units          --        --        --        --   210,494   228,854   200,020   242,085   136,439    14,779
Rev. Access No. of Units        --        --        --        --    28,188    29,359    29,475   242,085   136,439    14,779
Rev. Extra No. of Units         --        --        --        --    65,986    67,961    57,788   242,085   136,439    14,779
MID CAP INDEX TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       13.99     13.17     12.15     11.31        --        --        --        --        --        --
Value at End of Year          8.79     13.99     13.17     12.15        --        --        --        --        --        --
Rev Value No. of Units      34,418    43,736    56,057    52,742        --        --        --        --        --        --
Rev. Access No. of Units     4,933     7,744    10,746    11,718        --        --        --        --        --        --
Rev. Extra No. of Units      9,935    10,108     6,412     6,834        --        --        --        --        --        --
MID CAP STOCK TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       41.30     33.84     30.14     25.90        --        --        --        --        --        --
Value at End of Year         22.94     41.30     33.84     30.14        --        --        --        --        --        --
Rev Value No. of Units     127,520   161,299   181,786   207,932        --        --        --        --        --        --
Rev. Access No. of Units    18,794    21,306    24,574    25,048        --        --        --        --        --        --
Rev. Extra No. of Units     29,692    46,933    60,077    63,351        --        --        --        --        --        --
MID CAP VALUE B FUND (FORMERLY SMALL MIDCAP CORE FUND) (MERGED INTO MID VALUE TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     15.68     10.94     13.06     13.16     12.73     11.00
Value at End of Year            --        --        --        --     18.39     15.68     10.94     13.06     13.16     12.73
Rev Value No. of Units          --        --        --        --   293,358   231,918   215,620   220,092   114,891     9,532
Rev. Access No. of Units        --        --        --        --    54,371    39,919    41,956   220,092   114,891     9,532
Rev. Extra No. of Units         --        --        --        --   128,593    70,945    67,848   220,092   114,891     9,532
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     14.91     10.38     12.36     12.42     11.99     10.00
Value at End of Year            --        --        --        --     17.53     14.91     10.38     12.36     12.42     11.99
No. of Units                    --        --        --        --     9,924     4,305     5,358     6,506     6,516     5,870
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     14.73     10.27     12.27     12.36     11.96     10.00
Value at End of Year            --        --        --        --     17.27     14.73     10.27     12.27     12.36     11.96
No. of Units                    --        --        --        --    16,112    16,311    15,084    19,421    16,718    12,272
MID CAP VALUE FUND (MERGED INTO MID CAP VALUE B FUND EFF 11-01-04) - NAV SHARES (units first credited 5-01-2003)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --     10.00        --        --        --        --
Value at End of Year            --        --        --        --        --     13.56        --        --        --        --
Rev Value No. of Units          --        --        --        --        --    27,470        --        --        --        --
Rev. Access No. of Units        --        --        --        --        --     8,029        --        --        --        --
Rev. Extra No. of Units         --        --        --        --        --    32,051        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
MID VALUE TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       23.01     23.18     19.50     18.39        --        --        --        --        --        --
Value at End of Year         14.85     23.01     23.18     19.50        --        --        --        --        --        --
Rev Value No. of Units     142,852   198,422   253,569   300,424        --        --        --        --        --        --
Rev. Access No. of Units    33,304    35,077    37,722    39,761        --        --        --        --        --        --
Rev. Extra No. of Units     52,219    71,890   101,242   115,752        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     17.53        --        --        --        --        --        --
Value at End of Year         14.30        --        --     18.64        --        --        --        --        --        --
No. of Units                    --        --        --     9,229        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       21.61     21.77     18.32     17.27        --        --        --        --        --        --
Value at End of Year         13.94     21.61     21.77     18.32        --        --        --        --        --        --
No. of Units                 2,541     4,893     7,555    12,517        --        --        --        --        --        --
MONEY MARKET FUND (REPLACED BY MONEY MARKET TRUST B EFF 4-29-05) - NAV SHARES (units first credited 5-01-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     10.12     10.15     10.12     10.00        --        --
Value at End of Year            --        --        --        --     10.10     10.12     10.15     10.12        --        --
Rev Value No. of Units          --        --        --        -- 1,589,131 2,054,260 2,479,251 4,289,180        --        --
Rev. Access No. of Units        --        --        --        --   333,841   346,239 1,018,815 4,289,180        --        --
Rev. Extra No. of Units         --        --        --        --   549,370   837,553 1,371,649 4,289,180        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.16     12.17     12.11     10.00        --        --
Value at End of Year            --        --        --        --     12.17     12.16     12.17     12.11        --        --
No. of Units                    --        --        --        --    65,316    83,691    86,772    92,991        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     10.12     10.15     10.12     10.00        --        --
Value at End of Year            --        --        --        --     10.10     10.12     10.15     10.12        --        --
No. of Units                    --        --        --        --    63,446    62,638    67,782    53,661        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.16     12.17     12.11     10.00        --        --
Value at End of Year            --        --        --        --     12.17     12.16     12.17     12.11        --        --
No. of Units                    --        --        --        --    17,913    23,367    28,641    20,225        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     10.12     10.15     10.12     10.00        --        --
Value at End of Year            --        --        --        --     10.10     10.12     10.15     10.12        --        --
No. of Units                    --        --        --        --   288,851   412,229   552,435   457,386        --        --
MONEY MARKET TRUST B - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       11.00     10.62     10.27     10.10        --        --        --        --        --        --
Value at End of Year         11.09     11.00     10.62     10.27        --        --        --        --        --        --
Rev Value No. of Units   1,415,112 1,196,751 1,222,919 1,263,530        --        --        --        --        --        --
Rev. Access No. of Units   245,234   247,288   217,207   246,064        --        --        --        --        --        --
Rev. Extra No. of Units    523,249   584,561   545,460   469,050        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       13.35     12.86     12.40     12.17        --        --        --        --        --        --
Value at End of Year         13.49     13.35     12.86     12.40        --        --        --        --        --        --
No. of Units                 4,781     5,458     7,794    63,596        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       11.00     10.62     10.27     10.10        --        --        --        --        --        --
Value at End of Year         11.09     11.00     10.62     10.27        --        --        --        --        --        --
No. of Units                51,279    61,001    60,716    53,013        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       13.35     12.86     12.40     12.17        --        --        --        --        --        --
Value at End of Year         13.49     13.35     12.86     12.40        --        --        --        --        --        --
No. of Units                29,089    32,708    10,752    13,773        --        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       11.00     10.62     10.27     10.10        --        --        --        --        --        --
Value at End of Year         11.09     11.00     10.62     10.27        --        --        --        --        --        --
No. of Units               113,177   122,938   189,082   213,156        --        --        --        --        --        --
OPTIMIZED ALL CAP TRUST - NAV SHARES (units first credited 4-25-2008)
Contracts with no Optional Benefits
Value at Start of Year        8.56        --        --        --        --        --        --        --        --        --
Value at End of Year          5.11        --        --        --        --        --        --        --        --        --
Rev Value No. of Units     914,124        --        --        --        --        --        --        --        --        --
Rev. Access No. of Units   107,884        --        --        --        --        --        --        --        --        --
Rev. Extra No. of Units    351,659        --        --        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        8.56        --        --        --        --        --        --        --        --        --
Value at End of Year          5.11        --        --        --        --        --        --        --        --        --
No. of Units               100,794        --        --        --        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year        8.56        --        --        --        --        --        --        --        --        --
Value at End of Year          5.11        --        --        --        --        --        --        --        --        --
No. of Units               567,826        --        --        --        --        --        --        --        --        --
OVERSEAS EQUITY B FUND (MERGED INTO OVERSEAS EQUITY TRUST EFF 4-29-05) - NAV SHARES (units first credited 11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      8.79      6.72      8.33     10.00        --        --
Value at End of Year            --        --        --        --      9.64      8.79      6.72      8.33        --        --
Rev Value No. of Units          --        --        --        --   694,057   301,848   190,914    20,457        --        --
Rev. Access No. of Units        --        --        --        --   102,357    16,942    18,535    20,457        --        --
Rev. Extra No. of Units         --        --        --        --   262,113   137,661    75,514    20,457        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      8.90      6.79      8.39     10.72     12.94     10.00
Value at End of Year            --        --        --        --      9.78      8.90      6.79      8.39     10.72     12.94
No. of Units                    --        --        --        --     5,820     4,791     6,084     7,494     7,506     5,408
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      8.79      6.72      8.33     10.66     12.91     10.00
Value at End of Year            --        --        --        --      9.64      8.79      6.72      8.33     10.66     12.91
No. of Units                    --        --        --        --    43,870    38,739    42,177    48,242    50,459    21,856
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      8.90      6.79     10.00        --        --        --
Value at End of Year            --        --        --        --      9.78      8.90      6.79        --        --        --
No. of Units                    --        --        --        --     9,076     7,752     7,963        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      8.79      6.72     10.00        --        --        --
Value at End of Year            --        --        --        --      9.64      8.79      6.72        --        --        --
No. of Units                    --        --        --        --    95,289   102,807   103,370        --        --        --
OVERSEAS EQUITY C FUND (FORMERLY EMERGING MARKETS EQUITY)(MERGED INTO OVERSEAS EQUITY B FUND EFF 11-1-04) - NAV SHARES
(units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      9.07      9.85     10.00        --        --
Value at End of Year            --        --        --        --        --     14.06      9.07      9.85        --        --
Rev Value No. of Units          --        --        --        --        --    33,986    17,395     7,941        --        --
Rev. Access No. of Units        --        --        --        --        --     4,792     2,150     7,941        --        --
Rev. Extra No. of Units         --        --        --        --        --    20,573     7,320     7,941        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      9.07      9.85     10.35     17.48     10.00
Value at End of Year            --        --        --        --        --     14.06      9.07      9.85     10.35     17.48
No. of Units                    --        --        --        --        --     6,003     8,809     7,313     7,636     8,609

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
OVERSEAS EQUITY FUND (MERGED INTO OVERSEAS EQUITY B FUND EFF 11-01-2004) - NAV SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      9.96     10.76     11.65     12.98     12.24
Value at End of Year            --        --        --        --        --     13.75      9.96     10.76     11.65     12.98
Rev Value No. of Units          --        --        --        --        --   201,570   174,540   128,318    63,735     5,361
Rev. Access No. of Units        --        --        --        --        --    35,964    24,431   128,318    63,735     5,361
Rev. Extra No. of Units         --        --        --        --        --    41,367    28,672   128,318    63,735     5,361
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      7.79      8.42      9.12     10.16     10.00
Value at End of Year            --        --        --        --        --     10.76      7.79      8.42      9.12     10.16
No. of Units                    --        --        --        --        --     6,486     4,448     4,508     5,357     6,608
OVERSEAS EQUITY TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       14.81     13.33     11.27      9.64        --        --        --        --        --        --
Value at End of Year          8.48     14.81     13.33     11.27        --        --        --        --        --        --
Rev Value No. of Units     361,051   518,546   583,528   613,845        --        --        --        --        --        --
Rev. Access No. of Units    49,501    55,768    60,848    82,171        --        --        --        --        --        --
Rev. Extra No. of Units    145,618   196,646   215,947   217,607        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --      9.78        --        --        --        --        --        --
Value at End of Year          8.69        --        --     11.47        --        --        --        --        --        --
No. of Units                    --        --        --     4,986        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       14.81     13.33     11.27      9.64        --        --        --        --        --        --
Value at End of Year          8.48     14.81     13.33     11.27        --        --        --        --        --        --
No. of Units                10,062    15,425    25,085    36,329        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --     11.47      9.78        --        --        --        --        --        --
Value at End of Year          8.69        --     13.60     11.47        --        --        --        --        --        --
No. of Units                    --        --     2,952    12,021        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       14.81     13.33     11.27      9.64        --        --        --        --        --        --
Value at End of Year          8.48     14.81     13.33     11.27        --        --        --        --        --        --
No. of Units                49,398    58,092    73,639    80,279        --        --        --        --        --        --
REAL ESTATE EQUITY FUND (REPLACED BY REAL ESTATE SECURITIES TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     15.47     11.44     11.43     10.95     10.00        --
Value at End of Year            --        --        --        --     20.85     15.47     11.44     11.43     10.95        --
Rev Value No. of Units          --        --        --        --   253,425   267,781   217,276   138,332     1,766        --
Rev. Access No. of Units        --        --        --        --    31,913    48,314    48,847   138,332     1,766        --
Rev. Extra No. of Units         --        --        --        --    88,926    86,358    68,106   138,332     1,766        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     17.95     13.24     13.20     12.61      9.63     10.00
Value at End of Year            --        --        --        --     24.26     17.95     13.24     13.20     12.61      9.63
No. of Units                    --        --        --        --    10,542    11,719    11,722    11,726    11,730    11,845
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     17.72     13.11     13.10     12.54      9.60     10.00
Value at End of Year            --        --        --        --     23.89     17.72     13.11     13.10     12.54      9.60
No. of Units                    --        --        --        --     6,087     6,937     3,182     2,869     2,599     2,363
REAL ESTATE SECURITIES TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       26.31     31.55     23.24     20.85        --        --        --        --        --        --
Value at End of Year         15.75     26.31     31.55     23.12        --        --        --        --        --        --
Rev Value No. of Units     109,404   147,035   210,402   235,518        --        --        --        --        --        --
Rev. Access No. of Units    20,191    19,335    22,181    25,551        --        --        --        --        --        --
Rev. Extra No. of Units     41,180    54,623    63,742    72,842        --        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       65.38     78.20     57.17     24.26        --        --        --        --        --        --
Value at End of Year         39.23     65.38     78.20     57.17        --        --        --        --        --        --
No. of Units                    59        59        --     4,971        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       26.31     31.55     23.12     23.89        --        --        --        --        --        --
Value at End of Year         15.75     26.31     31.55     23.12        --        --        --        --        --        --
No. of Units                 4,546     5,465     7,545     9,394        --        --        --        --        --        --
SHORT-TERM BOND FUND (MERGED INTO SHORT-TERM BOND TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-03-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     15.04     14.82     14.20     13.30     12.48     12.34
Value at End of Year            --        --        --        --     15.07     15.04     14.82     14.20     13.30     12.48
Rev Value No. of Units          --        --        --        --   765,939   884,537   621,051   440,240   126,421    15,433
Rev. Access No. of Units        --        --        --        --    98,324   118,364   132,895   440,240   126,421    15,433
Rev. Extra No. of Units         --        --        --        --   162,310   185,025   158,441   440,240   126,421    15,433
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --     12.41     12.20     11.66     10.89     10.19     10.00
Value at End of Year            --        --        --        --     12.46     12.41     12.20     11.66     10.89     10.19
No. of Units                    --        --        --        --        --        --        --        --        --     4,987
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --     12.26     12.08     11.57     10.84     10.17     10.00
Value at End of Year            --        --        --        --     12.28     12.26     12.08     11.57     10.84     10.17
No. of Units                    --        --        --        --     7,734     7,829     5,826     6,019     6,207     5,058
SHORT-TERM BOND TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       16.01     15.70     15.20     15.07        --        --        --        --        --        --
Value at End of Year         12.82     16.01     15.70     15.20        --        --        --        --        --        --
Rev Value No. of Units     290,944   364,019   513,093   617,842        --        --        --        --        --        --
Rev. Access No. of Units    45,656    62,900    67,792    79,284        --        --        --        --        --        --
Rev. Extra No. of Units     94,448   127,046   140,163   141,094        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --        --        --        --        --        --        --
Value at End of Year         10.71        --        --        --        --        --        --        --        --        --
No. of Units                    --        --        --        --        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       13.05     12.79     12.39     12.28        --        --        --        --        --        --
Value at End of Year         10.45     13.05     12.79     12.39        --        --        --        --        --        --
No. of Units                 1,048    11,142     5,002     7,197        --        --        --        --        --        --
SMALL CAP EMERGING GROWTH FUND (MERGED INTO SMALL CAP GROWTH TRUST EFF 4-29-05) - NAV SHARES (units first credited
11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --      8.23      5.60      7.90      8.30     10.00        --
Value at End of Year            --        --        --        --      8.90      8.23      5.60      7.90      8.30        --
Rev Value No. of Units          --        --        --        --   692,587   116,428   110,281    79,406       535        --
Rev. Access No. of Units        --        --        --        --    66,206    12,351     8,332    79,406       535        --
Rev. Extra No. of Units         --        --        --        --   200,297    28,761    30,007    79,406       535        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      8.62      5.85      8.23      8.64      9.58     10.00
Value at End of Year            --        --        --        --      9.34      8.62      5.85      8.23      8.64      9.58
No. of Units                    --        --        --        --     4,203     7,749     8,574        --        --     1,452
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      8.52      5.79      8.17      8.60      9.56     10.00
Value at End of Year            --        --        --        --      9.21      8.52      5.79      8.17      8.60      9.56
No. of Units                    --        --        --        --    48,346    12,101    14,125    12,245    16,236    14,326
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --      8.52        --        --        --        --        --
Value at End of Year            --        --        --        --      9.34        --        --        --        --        --
No. of Units                    --        --        --        --    23,421        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --      8.40        --        --        --        --        --
Value at End of Year            --        --        --        --      9.21        --        --        --        --        --
No. of Units                    --        --        --        --   316,019        --        --        --        --        --
SMALL CAP GROWTH FUND (MERGED INTO SMALL CAP EMERGING GROWTH FUND EFF 11-01-04) - NAV SHARES (units first credited
11-15-2001)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --        --      9.81     14.19     16.44     21.19     14.27
Value at End of Year            --        --        --        --        --     12.39      9.81     14.19     16.44     21.19
Rev Value No. of Units          --        --        --        --        --   428,036   448,285   715,728   608,753    59,529
Rev. Access No. of Units        --        --        --        --        --    41,073    45,628   715,728   608,753    59,529
Rev. Extra No. of Units         --        --        --        --        --   143,040   134,266   715,728   608,753    59,529
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --        --     11.49     16.57     10.00        --        --
Value at End of Year            --        --        --        --        --     14.55     11.49     16.57        --        --
No. of Units                    --        --        --        --        --     2,478     2,478     2,702        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      9.81     14.19     10.00        --        --
Value at End of Year            --        --        --        --        --     12.39      9.81     14.19        --        --
No. of Units                    --        --        --        --        --    29,375    31,651    35,009        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --        --        --     11.49     16.57     10.00        --        --
Value at End of Year            --        --        --        --        --     14.55     11.49     16.57        --        --
No. of Units                    --        --        --        --        --    24,095    29,369    50,072        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year          --        --        --        --        --      9.81     14.19     10.00        --        --
Value at End of Year            --        --        --        --        --     12.39      9.81     14.19        --        --
No. of Units                    --        --        --        --        --   250,519   270,532   334,521        --        --
SMALL CAP GROWTH TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       13.01     11.56     10.31      8.90        --        --        --        --        --        --
Value at End of Year          7.77     13.01     11.56     10.31        --        --        --        --        --        --
Rev Value No. of Units     347,109   452,303   561,876   650,669        --        --        --        --        --        --
Rev. Access No. of Units    38,785    42,586    51,201    51,319        --        --        --        --        --        --
Rev. Extra No. of Units     94,270   129,808   170,356   182,932        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       13.76     12.19     10.85      9.34        --        --        --        --        --        --
Value at End of Year          8.24     13.76     12.19     10.85        --        --        --        --        --        --
No. of Units                 3,721     4,203     4,203     4,203        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       13.46     11.95     10.67      9.21        --        --        --        --        --        --
Value at End of Year          8.03     13.46     11.95     10.67        --        --        --        --        --        --
No. of Units                12,349    16,165    18,525    42,275        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year       13.76     12.19     10.85      9.34        --        --        --        --        --        --
Value at End of Year          8.24     13.76     12.19     10.85        --        --        --        --        --        --
No. of Units                 2,052     2,052    10,518    25,657        --        --        --        --        --        --
Declaration Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       13.46     11.95     10.67      9.21        --        --        --        --        --        --
Value at End of Year          8.03     13.46     11.95     10.67        --        --        --        --        --        --
No. of Units               104,644   141,109   183,334   268,773        --        --        --        --        --        --
SMALL CAP INDEX TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       14.03     14.51     12.49     12.99        --        --        --        --        --        --
Value at End of Year          9.19     14.03     14.51     12.49        --        --        --        --        --        --
Rev Value No. of Units     130,164   152,792   193,514   214,291        --        --        --        --        --        --
Rev. Access No. of Units    42,141    45,838    52,121    53,815        --        --        --        --        --        --
Rev. Extra No. of Units     41,777    67,072    88,093    95,089        --        --        --        --        --        --

Revolution, Declaration

                            YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                           ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/08  12/31/07  12/31/06  12/31/05  12/31/04  12/31/03  12/31/02  12/31/01  12/31/00  12/31/99
                         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
SMALL CAP VALUE FUND (MERGED INTO SMALL CAP VALUE TRUST EFF 4-29-05) - NAV SHARES (units first credited 8-10-1999)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     20.54     15.07     16.31     13.87     10.46     10.00
Value at End of Year            --        --        --        --     25.43     20.54     15.07     16.31     13.87     10.46
Rev Value No. of Units          --        --        --        --   444,257   467,842   467,201   546,648   241,338        --
Rev. Access No. of Units        --        --        --        --    63,114    79,351    81,318   546,648   241,338        --
Rev. Extra No. of Units         --        --        --        --   123,938   137,936   128,046   546,648   241,338        --
SMALL CAP VALUE TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       31.01     32.34     27.44     25.43        --        --        --        --        --        --
Value at End of Year         22.64     31.01     32.34     27.44        --        --        --        --        --        --
Rev Value No. of Units     179,170   248,004   333,449   377,974        --        --        --        --        --        --
Rev. Access No. of Units    38,734    43,470    48,214    60,124        --        --        --        --        --        --
Rev. Extra No. of Units     54,200    75,774    99,137   112,417        --        --        --        --        --        --
TOTAL BOND MARKET TRUST B (FORMERLY BOND INDEX TRUST B) - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       14.20     13.42     13.06     12.91        --        --        --        --        --        --
Value at End of Year         14.84     14.20     13.42     13.06        --        --        --        --        --        --
Rev Value No. of Units     286,085   392,704   519,385   618,333        --        --        --        --        --        --
Rev. Access No. of Units    38,594    38,237    43,712    59,493        --        --        --        --        --        --
Rev. Extra No. of Units    115,535   131,724   150,735   168,737        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments greater than $250,000
Value at Start of Year          --        --        --     13.12        --        --        --        --        --        --
Value at End of Year         15.22        --        --     13.30        --        --        --        --        --        --
No. of Units                    --        --        --     9,826        --        --        --        --        --        --
Patriot Contracts with no Optional Benefits with initial premium payments less than $250,000
Value at Start of Year       14.21     13.43     13.07     12.92        --        --        --        --        --        --
Value at End of Year         14.85     14.21     13.43     13.07        --        --        --        --        --        --
No. of Units                 8,892     5,318     5,432     7,696        --        --        --        --        --        --
TOTAL RETURN BOND FUND (REPLACED BY TOTAL RETURN TRUST EFF 4-29-05) - NAV SHARES (units first credited 5-01-2003)
Contracts with no Optional Benefits
Value at Start of Year          --        --        --        --     10.11     10.00        --        --        --        --
Value at End of Year            --        --        --        --     10.46     10.11        --        --        --        --
Rev Value No. of Units          --        --        --        --   101,935    85,139        --        --        --        --
Rev. Access No. of Units        --        --        --        --     9,789    10,515        --        --        --        --
Rev. Extra No. of Units         --        --        --        --    44,923    61,613        --        --        --        --
TOTAL RETURN TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       11.67     10.88     10.63     10.46        --        --        --        --        --        --
Value at End of Year         11.84     11.67     10.88     10.63        --        --        --        --        --        --
Rev Value No. of Units     242,785   185,403   158,257   154,807        --        --        --        --        --        --
Rev. Access No. of Units    27,102    11,694    14,272    14,021        --        --        --        --        --        --
Rev. Extra No. of Units     58,155    90,593    87,943    74,581        --        --        --        --        --        --
TOTAL STOCK MARKET INDEX TRUST - NAV SHARES (units first credited 4-29-2005)
Contracts with no Optional Benefits
Value at Start of Year       15.07     14.51     12.74     12.50        --        --        --        --        --        --
Value at End of Year          9.35     15.07     14.51     12.74        --        --        --        --        --        --
Rev Value No. of Units     647,535   933,262 1,117,167 1,374,019        --        --        --        --        --        --
Rev. Access No. of Units   114,803   120,127   130,048   154,546        --        --        --        --        --        --
Rev. Extra No. of Units    209,661   275,782   405,193   444,705        --        --        --        --        --        --

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION
         John Hancock Life Insurance Company (U.S.A.) Separate Account T

                                             Statement of Additional Information
                                                           dated January 4, 2010

                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES

                       Statement of Additional Information
         John Hancock Life Insurance Company (U.S.A.) Separate Account T

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of deferred combination fixed and variable annuity contracts (singly, a "CONTRACT and collectively, the "CONTRACTS" issued by JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO") and subsequently assumed by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("JOHN HANCOCK USA") in all jurisdictions as follows:

                 RELATED JHVLICO -ISSUED CONTRACTS PROSPECTUSES
           ( to be read with this Statement of Additional Information)
                          Declaration Variable Annuity
                            Patriot Variable Annuity
                       Revolution Access Variable Annuity
                        Revolution Extra Variable Annuity
                        Revolution Value Variable Annuity

Unless otherwise specified, "WE," "US," "OUR," or a "COMPANY" refers to John Hancock USA.

You may obtain a copy of the Prospectuses listed above by contacting us at the following addresses:

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Annuities Service Center    Mailing Address
164 Corporate Drive         Post Office Box 9505
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9505
(800) 824-0335              www.jhannuities.com

JH USA SEP ACCT T 01/10

                                Table of Contents

GENERAL INFORMATION AND HISTORY ...........................................    1
ACCUMULATION UNIT VALUE TABLES ............................................    1
SERVICES ..................................................................    2
   INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..........................    2
   PRINCIPAL UNDERWRITER ..................................................    2
   SPECIAL COMPENSATION AND REIMBURSEMENT ARRANGEMENTS ....................    2
CALCULATION OF PERFORMANCE DATA ...........................................    5
   MONEY MARKET VARIABLE INVESTMENT OPTIONS ...............................    5
   OTHER VARIABLE INVESTMENT OPTIONS ......................................    6
      "Standardized" Total Return .........................................    6
      Yield ...............................................................    6
      "Non-Standardized" Performance ......................................    6
OTHER PERFORMANCE INFORMATION .............................................    7
TABLE OF STATE VARIATIONS .................................................    7
QUALIFIED PLAN TYPES ......................................................    8
   TRADITIONAL IRAS .......................................................    8
   ROTH IRAS ..............................................................    8
   SIMPLE IRA PLANS .......................................................    9
   SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS) ................................    9
   SECTION 403(B) QUALIFIED PLANS OR TAX-SHELTERED ANNUITIES ..............    9
   RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM ...............   11
   CORPORATE AND SELF-EMPLOYED ("H.R.  10" AND "KEOGH") PENSION AND
      PROFIT-SHARING PLANS ................................................   11
   DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND
      TAX-EXEMPT ORGANIZATIONS ............................................   12
CALCULATION OF ANNUITY PAYMENTS ...........................................   12
      Calculation of Annuity Units ........................................   12
      Annuity Unit Values .................................................   13
      MORTALITY TABLES ....................................................   13
ADDITIONAL INFORMATION ABOUT
DETERMINING UNIT VALUES ...................................................   14
      Net Investment Rate .................................................   14
      Adjustment of Units and Values ......................................   14
      Hypothetical Examples Illustrating the Calculation of Accumulation
         Unit Values and Annuity Unit Values ..............................   14
PURCHASES AND REDEMPTIONS OF PORTFOLIO SHARES .............................   14
THE SEPARATE ACCOUNT ......................................................   14
LIABILITY FOR TELEPHONE TRANSFERS .........................................   15
VOTING PRIVILEGES .........................................................   15
LEGAL AND REGULATORY MATTERS ..............................................   16
FINANCIAL STATEMENTS ......................................................   17

                         General Information and History

John Hancock Life Insurance Company (U.S.A.) Separate Account T (formerly known as John Hancock Variable Annuity Account JF) (the "Separate Account") is a separate investment account of John Hancock Life Insurance Company (U.S.A.) and was established on November 13, 1995 as a separate account of John Hancock Variable Life Insurance Company ("JHVLICO"). Your Contract was issued by JHVLICO. In this Statement of Additional Information, John Hancock Life Insurance Company (U.S.A.) is referred to as "John Hancock USA" and also referred to as "we," "us," "our," or the "Company" in its role as successor to JHVLICO. Effective December 31, 2009, we entered into a merger agreement with JHVLICO and John Hancock Life Insurance Company ("JHLICO") and assumed legal ownership of all of the assets of JHLICO and JHVLICO, including those assets related to the separate account that currently funds your Contract: John Hancock Life Insurance Company (U.S.A.) Separate Account T (formerly John Hancock Variable Annuity Account JF). Effective at the time of the merger, we became the depositor of John Hancock Life Insurance Company (U.S.A.) Separate Account T (the "Separate Account").

Except for the succession of John Hancock USA as the depositor for the Separate Account and to the liabilities and obligations arising under the Contracts, the merger did not affect the Separate Account or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Contracts. We will continue to administer and service inforce contracts of JHLICO and JHVLICO in all jurisdictions where issued and will assume the direct responsibility for the payment of all claims and benefits and other obligations under these contracts.

We are a stock life insurance company and are currently licensed in the District of Columbia and all states of the United States except New York.

We were incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan on December 30, 1992. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                         Accumulation Unit Value Tables

The Accumulation Unit Value Tables are located in Appendix U of the product prospectus.

                                    Services

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company and the supplemental consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the financial statements of John Hancock Variable Annuity Account JF of John Hancock Variable Life Insurance Company (renamed, John Hancock Life Insurance Company (U.S.A.) Separate Account T) at December 31, 2008 and for each of the two years in the period ended December 31, 2008, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of MFC at December 31, 2008 and 2007, and for each of the two years in the period ended December 31, 2008, and the effectiveness of MFC's internal control over financial reporting as of December 31, 2008, included in MFC's Annual Report on Form 40-F, as filed on March 26, 2009 and as amended and filed on Form 40-F/A on May 8, 2009, for the year ended December 31, 2008, filed with the SEC, and the consolidated financial statements of MFC at December 31, 2007 and 2006, and for each of the two years in the period ended December 31, 2007, and the effectiveness of MFC's internal control over financial reporting as of December 31, 2007, included in MFC's Annual Report on Form 40-F, as filed on March 28, 2008 and as amended and filed on Form 40-F/A on May 8, 2009, for the year ended December 31, 2007, filed with the SEC, which are incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, Toronto, Canada, an independent registered public accounting firm, as set forth in their reports thereon, included therein by reference and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PRINCIPAL UNDERWRITER

John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of Manulife Financial Corporation, now serves as principal underwriter of the Contract interests described in the respective prospectuses. These Contract interests are offered on a continuous basis. Prior to May 1, 2006, Signator Investors, Inc. ("Signator"), a subsidiary of John Hancock Life Insurance Company , which is an affiliate of ours, served as the principal underwriter of the Contracts. The aggregate dollar amounts of underwriting commissions paid to Signator in 2006 was $1,100,644. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2008, 2007, and 2006 were $597,650,909, $657,183,413, and $516,555,523, respectively.

SPECIAL COMPENSATION AND REIMBURSEMENT ARRANGEMENTS

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract was sold is compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We or our affiliates may, directly or through JHD, make additional payments to firms. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.

Revenue sharing payments assist in our efforts to promote the sale of our contracts and could be significant to a firm. Not all firms, however, receive additional compensation. We determine which firms to support and the extent of the payments we are willing to make, and generally choose to compensate firms that are willing to cooperate with our promotional efforts and have a strong capability to distribute our contracts. We do not make an independent assessment of the cost of providing such services. Instead, we agree with the firm on the methods for calculating any additional compensation. The methods, which vary by firm and are further described below, may include different categories to measure the amount of revenue sharing payments, such as the level of sales, assets attributable to the firm and the variable annuity contracts covered under the arrangement (including contracts issued by any of our affiliates). The categories of revenue sharing payments that we or our affiliates Required may provide to firms, directly or through JHD, are not mutually exclusive and may vary from contract to contract. We or our affiliates may make additional types of revenue sharing payments for other products, and may enter into new revenue sharing arrangements in the future. The following list includes the names of member firms of the Financial Industry Regulatory Authority ("FINRA," formerly the National Association of Securities Dealers, Inc., or "NASD") (or their affiliated broker-dealers) that we are aware (as of December 31, 2008) received a revenue sharing payment of more than $5,000 with respect to annuity business during the latest calendar year:

NAME OF FIRM

                                   DISTRIBUTOR

                            1st Global Capital Corp.
            A. G. Edwards & Sons, Inc. (acquired by Wachovia in 2008)
                       AIG - AIG Financial Advisors, Inc.
                       AIG - Advantage Capital Corporation
                        AIG - American General Securities
                        AIG - FSC Securities Corporation
                      AIG - Royal Alliance Associates, Inc.
                     American Portfolios Financial Services
                        AmTrust Investment Services, Inc.
                             Arvest Investment, Inc.
                    Banc of America Investment Services, Inc
                       BancWest Investment Services, Inc.
                                   BOSC, Inc.
                          Cambridge Investment Research
                               Centaurus Financial
                         Citigroup Global Markets, Inc.
                           CCO Investment Services Co.
                               Comerica Securities
                         Commonwealth Financial Network
                             Compass Brokerage, Inc.
                         Crown Capital Securities, L.P.
                          CUSO Financial Services, L.P.
                            Essex National Securities
                             First Allied Securities
                          Fifth Third Securities, Inc.
                               Founders Financial
                         Geneos Wealth Management, Inc.
                            GunnAllen Financial, Inc.
                          H.D. Vest Investment Services
                            Harbour Investments Inc.
                        Independent Financial Group, LLC
                    ING - Financial Network Investment Corp.
                             ING Financial Partners
                  ING - Multi-Financial Securities Corporation
                    ING - PrimeVest Financial Services, Inc.
                                 InterSecurities
                                Investacorp, Inc.
                         Investment Professionals, Inc.
                        J.J.B. Hilliard, W.L. Lyons, LLC
                              James T Borello & Co.

                                   DISTRIBUTOR

                          Janney Montgomery Scott, LLC
                         John Hancock Financial Network
                          Key Investments Services, LLC
                        Lasalle Financial Services, Inc.
                           Lasalle St. Securities, LLC
                     Lincoln Financial Advisors Corporation
                       Lincoln Financial Securities Corp.
                     LPL - Associated Securities Corporation
                               LPL Financial Corp.
                           LPL - Mutual Services Corp.
                              LPL - Uvest Financial
                     LPL - Waterstone Financial Group, Inc.
                           M Holdings Securities, Inc.
                           Main Street Securities, LLC
                   Merrill Lynch, Pierce, Fenner & Smith Inc.
                          MML Investors Services, Inc.
                       Money Concepts Capital Corporation
                            Morgan Keegan & Co., Inc.
                           Morgan Stanley & Co., Inc.
                                 Next Financial.
                                 NFP Securities
                    NPH - Investment Center of America, Inc.
                       NPH - Invest Financial Corporation
                          NPH - National Planning Corp.
                           NPH - SII Investments, Inc.
                    PAC - United Planners Financial Services
                          Pacific West Securities, Inc.
                       Packerland Brokerage Services, Inc.
                        Pension Planners Securities, Inc.
                              PNC Investments, LLC
                          Prime Capital Services, Inc.
                                ProEquities, Inc.
                               Prospera Financial
                           Questar Capital Corporation
                            Raymond James Associates
                        Raymond James Financial Services
                             RBC Dain Rauscher, Inc.
                           Robert W. Baird & Co., Inc.
                               Sammons Securities
                            Securities America, Inc.
                           Sigma Financial Corporation
                         Stifel, Nicolaus & Company, Inc
                        The Huntington Investment Company
                          Tower Square Securities, Inc.
                      Transamerica Financial Advisors, Inc.
                          UBS Financial Services, Inc.
                       Unionbanc Investment Services, LLC
                         Walnut Street Securities, Inc.
                    Wells Fargo Financial Advisors, LLC (ISG)
                    Wells Fargo Financial Advisors, LLC (PCG)
                       Wells Fargo Financial Network, LLC
                          Wells Fargo Investments, LLC
                        Woodbury Financial Services, Inc.

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this listing annually; interim arrangements may not be reflected. We assume no duty to notify any investor whether his or her registered representative is or should be included in any such listing. You are encouraged to review the prospectus for each Portfolio for any other compensation arrangements pertaining to the distribution of Portfolio shares.

We may, directly or through JHD, also have arrangements with intermediaries that are not members of FINRA.

Sales and Asset Based Payments We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments We may, directly or through JHD, also provide, either from the12b-1 distribution fees received from the Portfolios underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contacts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for Portfolios. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.

Signator Investors, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                         Calculation of Performance Data

The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its variable investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. Set out below is a description of the methods used in calculating the performance information for the variable investment options.

MONEY MARKET VARIABLE INVESTMENT OPTIONS

We may calculate current yield and effective yield figures for the money market variable investment options held in the Account. The current yield of a money market option for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) for a hypothetical owner having an account balance of one unit in a money market variable investment option at the beginning of the period, dividing the net change in value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7, with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical owner account will include net investment income of that account (accrued daily dividends as declared by the applicable money market fund, less daily expenses of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on that underlying money market fund's shares. The mortality and expense risk charges, administration charge and contract fee are reflected, but any charge for premium taxes and optional benefits are not.

The effective yield reflects the effects of compounding and represents an annualization of the current return. The formula for effective yield, as prescribed by the SEC, is:

                                                          (365/7)
                 Effective yield = (Base period return + 1) - 1

OTHER VARIABLE INVESTMENT OPTIONS

"Standardized" Total Return

Average annual total return is the annual compounded rate of return for a variable investment option that would have produced the ending redeemable value over the stated period if the performance remained constant throughout. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and full redemption is made at the end of the period. It reflects adjustments for all Series Portfolio-level and contract-level charges, except any premium tax charge or charges for optional rider benefits described in the prospectus. The annual contract fee has been included as an annual percentage of assets.

We calculate the average annual total return for each variable investment option, other than the money market variable investment options, according to the following "Standard" formula prescribed by the SEC:

                                          n
                               P x (1 + T) = ERV

Where:

     P = a hypothetical initial premium payment of $1,000

     T = average annual total return

     n = number of years

     ERV = ending redeemable value of a hypothetical $1,000 premium payment, made at the beginning of such period (or fractional portion thereof)

We calculate values for one, three and five year periods, or fractional period thereof starting on the date a variable investment option was first available in the Account. We also calculate values from the date a variable investment option was first available in the Account. We do not calculate ten year periods because the Account did not commence operations until 1997. Returns of less than one year are not annualized. The inception date may be different from the date a variable investment option was first available in the Revolution contracts because the Account is used for other variable annuities offered by us.

Yield

We may calculate current yield for each variable investment option, other than the money market variable investment options, according to the following formula prescribed by the SEC:

                                                 6
                         Yield = 2 [(a-b / cd + 1) - 1]

Where:

     a = net investment income earned during the period by the Portfolio whose shares are owned by the variable investment option

     b = expenses accrued for the period (net of any reimbursements)

     c = the average daily number of accumulation units outstanding during the period

     d = the offering price per accumulation unit on the last day of the period

According to this formula, yield is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and annual contract fee) by the accumulation unit value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30 day-periods identified in the advertisement. Charges for premium taxes or optional rider benefits are not reflected in the calculation.

"Non-Standardized" Performance

We may calculate "non-standardized" average annual total returns for each variable investment option. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and NO redemption is made at the end of the period. It reflects adjustments for all Series Portfolio-level and contract-level charges, except any premium tax charge, annual contract fee, or charges for optional rider benefits described in the prospectus.

Although the contracts did not exist during all the periods for which we calculate "non-standardized" performance, we adjust the returns of the variable investment options by the contracts' asset-based charge.

                          Other Performance Information

You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies.

                            Table of State Variations

The federal Defense of Marriage Act ("DOMA") does not recognize civil unions or same-sex marriage. Therefore, the federal tax treatment available to spouses who fall within the definition of DOMA may not be available to civil union or same-sex marriage partners. However, the following table identifies the states that may, pursuant to state law, extend to civil union and same-sex marriage partners the same benefits (other than federal tax benefits) that are granted to spouses who fall within the definition of DOMA:

        STATE                 TYPE OF JURISDICTION                              RELATED RULE
--------------------   -----------------------------------   --------------------------------------------------
     California               Domestic Partnership
     Connecticut                  Civil Union,
                                Same-Sex Marriage
District of Columbia          Domestic Partnership
       Hawaii          Reciprocal Beneficiary Relationship
        Iowa                    Same-Sex Marriage
        Maine                 Domestic Partnerships
      Maryland                Domestic Partnership
    Massachusetts               Same-Sex Marriage
    New Hampshire               Same-Sex Marriage
     New Jersey                   Civil Union,               Also recognizes spouses of same-sex marriages who
                              Domestic Partnership           were married in another jurisdiction
      New York                         --                    Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another jurisdiction
       Oregon                 Domestic Partnership
    Rhode Island                       --                    Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another jurisdiction
       Vermont                     Civil Union
     Washington               Domestic Partnership

                              Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit or certain benefits provided by an optional rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions

In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code Section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution.

The tax law requires that annuity payments or other distributions under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain significant respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t) (2) (F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. Distributions must, however, begin after the Owner's death. A Roth IRA may (subject to constraints explained below under "Conversion or Direct Rollover to a Roth IRA") accept a "qualified rollover contribution" from another Roth IRA, a traditional IRA, a qualified retirement plan described in
Section 401(a) or 403(a) of the Code, a tax-sheltered annuity contract described in Section 403(b) of the Code, or an eligible deferred compensation plan maintained by a governmental employer under Section 457(b) of the Code.

If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the federal income tax treatment of a Roth IRA. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

Conversion or Direct Rollover to a Roth IRA

You can convert a traditional IRA to a Roth IRA or directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA.

The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to a Roth IRA from another Roth IRA or from a designated Roth account within a qualified retirement plan. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. If the converted or rollover amount is held in an annuity contract issued by us, we may have to withhold (make a contract withdrawal and remit to the IRS) up to 20% of the taxable gain in the contract. This amount withheld could reduce the benefit value of any elected optional guarantee rider, in a proportion determined by the rider. You may find it advantageous to pay the tax due on the conversion from resources outside of the annuity contract in order to avoid any benefit reduction. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed no more than 100 employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. EMPLOYERS INTENDING TO USE THE CONTRACT IN CONNECTION WITH SUCH PLANS SHOULD SEEK INDEPENDENT TAX ADVICE.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP - IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP - IRA, and rules on taxation of distributions from a SEP - IRA, are generally the same as those discussed above for distributions from a traditional IRA.

SECTION 403(B) QUALIFIED PLANS OR TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. These Contracts are commonly referred to as "tax-sheltered annuities." PURCHASERS OF THE CONTRACTS FOR SUCH PURPOSES SHOULD SEEK INDEPENDENT ADVICE AS TO ELIGIBILITY, LIMITATIONS ON PURCHASE PAYMENTS, AND OTHER TAX CONSEQUENCES. In particular, purchasers should note that the Contract provides death benefit options that may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the Owner. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. If a Contract is issued with a death benefit or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made.

Final regulations concerning tax sheltered annuity contracts became effective on July 26, 2007, but are generally applicable for tax years beginning after December 31, 2008. These regulations require the employer to adopt a written defined contribution plan which, in both form and operation, satisfies the requirements of the regulations. The regulations specify that any exchange of a 403(b) annuity contract for another 403(b) annuity contract occurring after September 24, 2007 will not be treated as a taxable distribution provided the employer and the company issuing the new contract have agreed to share information concerning the employee's employment status, hardship distributions and loans, if any.

Restrictions on Section 403(b) Qualified Plans

REQUIRED DOCUMENTATION. We currently are not offering this Contract for use in a retirement plan intended to qualify as a Section 403(b) Qualified Plan (a "Section 403(b) Qualified Plan" or the "Plan"). If you had purchased this Contract for use in a Section 403(b) Qualified Plan, your employer, the Plan's administrator, or the Plan's sponsor may request that we enter into an agreement with your Section 403(b) Qualified Plan concerning the sharing of information related to your Contract (an "Information Sharing Agreement"). Unless contained in an Information Sharing Agreement, we may receive a written determination by your employer, the Plan administrator or the Plan sponsor of your Section 403(b) Qualified Plan that the plan qualifies under Section 403(b) of the Code and complies with applicable Treasury regulations (a "Certificate of Compliance") (Information Sharing Agreement and Certificate of Compliance, together the "Required Documentation").

We may accept, reject or modify any of the terms of a proposed Information Sharing Agreement presented to us, and make no representation that we will enter into an Information Sharing Agreement with your Section 403(b) Qualified Plan.

OWNERSHIP. You may not sell, assign, transfer, discount or pledge (as collateral for a loan or as security for the performance of an obligation, or for any other purpose) a 403(b) Qualified Contract or some or all of such a Contract's value to any person other than us without the consent of an employer, a Plan administrator or a Plan sponsor. A request to transfer ownership must be accompanied by the Required Documentation. In the event we do not receive the Required Documentation and you nonetheless direct us to proceed with a transfer of ownership, the transfer may be treated as a taxable transaction and your Contract may no longer be qualified under Section 403(b), which may result in additional adverse tax consequences to you.

ADDITIONAL PURCHASE PAYMENTS. We will not accept Additional Purchase Payments in the form of salary reduction, matching or other similar contributions in the absence of the Required Documentation. Matching or other employer contributions to Contracts issued on or after January 1, 2009, will be subject to restrictions on withdrawals specified in the Section 403(b) Qualified Plan.

We will not knowingly accept transfers, in the absence of the Required Documentation, from another existing annuity contract or other investment under a Section 403(b) Qualified Plan to a previously issued Contract used in a
Section 403(b) Qualified Plan. Such transfers shall be made directly from a Plan through an employer, a Plan administrator or a Plan sponsor, or by a transfer acceptable to us.

In the event that we do not receive the Required Documentation and you nonetheless direct us to proceed with the Additional Purchase Payments, the Additional Purchase Payment may be treated as a taxable transaction and your Contract may no longer be qualified under Section 403(b), which may result in additional adverse tax consequences to you.

WITHDRAWALS. Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

     - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

     -    earnings on those contributions; and

     - earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of 1988.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions for elective contributions made after 1988; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions.

Exercise of the withdrawal right for each withdrawal under the Contract may be subject to the terms of the Section 403(b) Qualified Plan and may require the consent of the employer, the Plan administrator or the Plan sponsor, as well as the participant's spouse, under Section 403(b) of the Code and applicable Treasury Regulations.

In the event that we do not receive the Required Documentation and you nonetheless direct us to proceed with the withdrawal, your Contract may no longer be qualified under Section 403(b), which may result in additional adverse tax consequences to you. Employer consent is not required when we have received documentation in a form acceptable to us confirming that you have reached age 59 1/2, separated from service, died or become disabled. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

LOANS. Loans from Qualified Contracts intended for use under Section 403(b) Qualified Plans, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan and the manner in which the loan must be repaid. We currently offer a loan privilege to Owners of Contracts issued in connection with Section 403(b) Qualified Plans: 1) that were issued prior to January 1, 2009; 2) that are not subject to Title 1 of ERISA, and 3) that have not elected a guaranteed minimum withdrawal benefit Rider. We will not permit nor support loans from Contracts issued on or after January 1, 2009 in connection with Section 403(b) Qualified Plans.

COLLECTING AND USING INFORMATION. Through your participation in a retirement plan intended to qualify under Section 403(b), the Company, your employer, your Plan administrator, and your Plan sponsor collect various types of confidential information you provide in your agreements, such as your name and the name of any Beneficiary, Social Security Numbers, addresses, and occupation information. The Company, your employer, the Plan administrator, and your Plan sponsor also collect confidential information relating to your Plan transactions, such as contract values, purchase payments, withdrawals, transfers, loans and investments. In order to comply with IRS regulations and other applicable law in servicing your Contract, the Company, your employer, the Plan administrator and the Plan sponsor may be required to share such confidential information among themselves, other current, former or future providers under the Section 403(b) Qualified Plan, and among their employees. By applying for or purchasing a Contract for use in a Section 403(b) Qualified Plan or by intending to make an additional purchase payment, transfer of ownership, transfer, withdrawal or loan on an existing Contract for use in a Section 403(b) Qualified Plan, you consent to such sharing of confidential information. The Company will not disclose any such confidential information to anyone, except as permitted by law or in accordance with your consent.

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax advisor regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in all Texas public institutions of higher education;

     -    retirement;

     -    death; or

     -    the participant's attainment of age 70 1/2.

Accordingly, before you withdraw any amounts from the Contract, you must furnish proof to us that one of these four events has occurred. For these purposes a change of company providing ORP benefits or a participant's transfer between institutions of higher education is not a termination of employment. Consequently there is no termination of employment when a participant in the ORP transfers the Contract Value to another Contract or another qualified custodian during the period of participation in the ORP.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. - 10" or "Keogh," permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. EMPLOYERS INTENDING TO USE THE CONTRACT IN CONNECTION WITH SUCH PLANS SHOULD SEEK INDEPENDENT ADVICE.

Minimum distributions to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code Section 416, the required beginning date is April 1 of the year following the calendar year in which employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

                         Calculation of Annuity Payments

Calculation of Annuity Units

We use a measuring device called an "annuity unit" to help us compute the amount of each monthly payment that is based on a variable investment option. Each variable investment option has its own annuity unit with its own annuity unit value.

The number of the contract's annuity units for each variable investment option normally doesn't change while the payee continues to receive payments, unless the payee makes a transfer from one variable investment option to another. The amount of each monthly annuity payment based on a variable investment option equals the number of the contract's annuity units in that option times the value of one such unit as of the tenth day preceding the payment's due date.

To compute the amount of the first annuity payment that is based on any variable investment option, we first determine the amount of your contract's value that we will apply to that variable option. We do this as of 10 calendar days prior to the date the initial monthly annuity payment is due, in the manner described in the prospectus under "The annuity period - choosing fixed or variable annuity payments."

For each variable investment option, we THEN divide:

                         the resulting value (minus any
                               premium tax charge)

                                       by

                                     $1,000

and multiply the result by

                    the applicable annuity purchase rate set
                      forth in the contract and reflecting

                      (1) the age and, possibly, sex of the
                                    payee and

                         (2) the assumed investment rate
                                (discussed below)

This computation determines the amount of initial monthly variable annuity payment to the annuitant from each variable investment option.

We then determine the number of annuity units to be credited to the contract from each of such variable investment options by dividing:

               the amount of the initial monthly variable annuity
                    payment from that variable annuity option

                                       by

                     the annuity unit value of that variable
                    investment option as of 10 calendar days
                  prior to the date the initial payment is due

For example, assume that 10 days before the date of maturity, a contract has credited to it 4000.000 accumulation units, each having a value of $12.000000. Assume, further, that the appropriate annuity purchase rate in the contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the annuity option elected. The first monthly annuity payment would be $262.56.

                           4000.000 x 12.000000 x 5.47
                           ---------------------------
                                      1,000

If the value of an annuity unit 10 days before the date of maturity was $1.4000000, the number of annuity units represented by the first and subsequent payments would be 187.543 ($262.56/$1.4000000). If the annuity unit value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).

Annuity Unit Values

The value of the annuity units varies from day to day, depending on the investment performance of the variable investment option, the deductions made against the variable investment option, and the assumed investment rate used in computing annuity unit values. Thus, the variable monthly annuity payments vary in amount from month to month.

We calculate annuity unit value separately for each variable investment option. As of the close of each business day, we calculate the value of one annuity unit by

     (1) multiplying the immediately preceding annuity unit value by the sum of one plus the applicable net investment rate for the period subsequent to such preceding value and then

     (2) multiplying this product by an adjustment factor to neutralize the assumed investment rate used in determining the amounts of annuity payable. If your contract has an assumed investment rate of 3 1/2% per year, the adjustment factor for a valuation period of one day would be
          0.999905754. We neutralize the assumed investment rate by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the variable investment option exceeds 3 1/2% per year and will decrease only if is less than 3 1/2% per year.

The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each variable investment option used in calculating the "net investment factor" (described below) will be equal on an annual basis to the "assumed investment rate" (described under "The annuity period - variable monthly annuity payments" in the prospectus). If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

MORTALITY TABLES

The mortality tables used as a basis for both variable and fixed annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the contract year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all contracts issued in Montana will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

              Additional Information about Determining Unit Values

The general manner in which we compute annuity unit values is discussed above. Like annuity unit values, we calculate accumulation unit values separately for each variable investment option. As of the close of each business day, we calculate the value of one accumulation unit of a variable investment option by multiplying the immediately preceding accumulation unit value by the sum of one plus the applicable "net investment rate" for the period subsequent to such preceding value. See "Net investment rate" below.

Net Investment Rate

For any period, the net investment rate for a variable investment option equals

     (1) the percentage total investment return of the corresponding Portfolio for that period (assuming reinvestment of all dividends and other distributions from the Portfolio), less

     (2) for each calendar day in the period, a deduction of 0.003425% or 0.003151% (depending on the charge for mortality and expense risks) of the value of the variable investment option at the beginning of the period, and less

     (3) a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

Adjustment of Units and Values

We reserve the right to change the number and value of the accumulation units and/or annuity units credited to your contract, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract. Hypothetical examples illustrating the calculation of accumulation unit values and annuity unit values.

Hypothetical Examples Illustrating the Calculation of Accumulation Unit Values and Annuity Unit Values

Assume at the beginning of the period being considered, the value of a particular variable investment option was $4,000,000. Investment income during the period totaled $2000, while capital gains were $3000 and capital losses were $1000. Assume also that we are not imposing any tax charge. Charges against the beginning value of the variable investment option amount to $137.00 assuming a one day period. The $137.00 was computed by multiplying the beginning value of $4,000,000 by the factor 0.00003425. By substituting in the first formula above, the net investment rate is equal to $3863.00 ($2000 + $3000 - $1000 - $137.00)
divided by $4,000,000 or 0.0009658.

Assume further that each accumulation unit had a value of $11.250000 on the previous business day, and the value of an annuity unit on such previous date was $1.0850000. Based upon the experience of the variable investment option during the period, the value of an accumulation unit at the end of the period would be $11.250000 x (1 + .0009658) or $11.260865. The value of an annuity unit at the end of the period would be $1.0850000 x (1. + .0009658) x .999905754 or
$1.085946. The final figure, .999905754, neutralizes the effect of a 3 1/2% assumed investment rate so that the annuity unit's change in value reflects only the actual investment experience of the variable investment option.

                  Purchases and Redemptions of Portfolio Shares

JHVLICO purchases and redeems Portfolio shares for the Separate Account at their net asset value without any sales or redemption charges. Each available Portfolio issues its own separate series of Portfolio shares. Each such series represents an interest in one of the Portfolios of the Trusts, which corresponds to one of our variable investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same Portfolio at their net asset value as of the dates paid.

On each Business Day, the Separate Account purchases and redeems shares of each Portfolio for each variable investment option based on, among other things, the amount of Purchase Payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Portfolio share for each Portfolio determined on that same date.

                              The Separate Account

In addition to the assets attributable to Contracts, the Separate Account may include amounts contributed by John Hancock USA or its predecessor, JHVLICO, to commence operations of a Variable Investment Option or an underlying Portfolio. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact the transfer might have on any Variable Investment Option. The assets of one Variable Investment Option are not necessarily legally insulated from liabilities associated with another Variable Investment Option.

                       Liability for Telephone Transfers

If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include:

     -    requiring personal identification,

     -    tape recording calls, and

     -    providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

                                Voting Privileges

Here's the formula we use to determine the number of Portfolio shares as to which you may give instructions:

                             the total value of your
                          accumulation units value in a
                           variable investment option

                                   divided by

                        the net asset value of 1 share of
                         the corresponding class of the
                               Portfolio's shares

At a shareholders' meeting, you may give instructions regarding:

     (1)  the election of a Board of Trustees,

     (2)  the ratification of the selection of independent auditors,

     (3) the approval of a Series Portfolio's investment management agreements, and

     (4)  other matters requiring a vote under the 1940 Act.

The annuitant or other payee will also be entitled to give voting instructions with respect to the Portfolio shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of Portfolio shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that Portfolio by the net asset value of one share of that Portfolio.

We will furnish you information and forms so that you may give voting instructions.

We may own Portfolio shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that Portfolio's shares (including owners who participate in separate accounts other than the Separate Account). The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

     -    the Separate Account; or

     - the ability of the principal underwriter to perform its contract with the Separate Account; or

     - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust Portfolios that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of Portfolio shares in April 2004.

                              Financial Statements

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Variable Life Insurance Company
Years Ended December 31, 2008, 2007, and 2006

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm........................................... F-2

Audited Consolidated Financial Statements.........................................................

   Consolidated Balance Sheets-
   As of December 31, 2008 and 2007............................................................... F-3

   Consolidated Statements of Income-
   For the Years Ended December 31, 2008, 2007, and 2006.......................................... F-5

   Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (Loss)-
   For the Years Ended December 31, 2008, 2007, and 2006.......................................... F-6

   Consolidated Statements of Cash Flows-
   For the Years Ended December 31, 2008, 2007, and 2006.......................................... F-7

   Notes to Consolidated Financial Statements..................................................... F-9

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Variable Life Insurance Company

We have audited the accompanying consolidated balance sheets of John Hancock Variable Life Insurance Company (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Variable Life Insurance Company at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for income tax related cash flows generated by investments in leveraged leases and collateral related to certain derivative activities.

                                                   /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 16, 2009, except for
Note 14, as to which the
date is January 4, 2010

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                         December 31,
                                                        ---------------
                                                         2008    2007
                                                        ------- -------
                                                         (in millions)
         Assets
         Investments
            Fixed maturities:..........................
                Available for sale--at fair value......
                (cost: 2008--$5,049; 2007--$4,971)..... $ 4,626 $ 4,968
            Equity securities:.........................
                Available-for-sale--at fair value......
                (cost: 2008--$1; 2007--$2).............       1       4
            Mortgage loans on real estate..............     993   1,032
            Investment real estate.....................     255     258
            Policy loans...............................     510     465
            Other invested assets......................     251     208
                                                        ------- -------
                Total Investments......................   6,636   6,935

            Cash and cash equivalents..................     434     185
            Accrued investment income..................      78      73
            Goodwill...................................     411     411
            Value of business acquired.................   1,439   1,276
            Deferred policy acquisition costs..........     662     545
            Amounts due from affiliates................       2     121
            Intangible assets..........................     207     211
            Reinsurance recoverable....................     571     483
            Other assets...............................      18       5
            Separate account assets....................   7,029   7,949
                                                        ------- -------
                Total Assets........................... $17,487 $18,194
                                                        ======= =======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                                                                                              December 31,
                                                                                                            ----------------
                                                                                                              2008    2007
                                                                                                            -------  -------
                                                                                                             (in millions)
Liabilities and Shareholder's Equity
Liabilities
   Future policy benefits.................................................................................. $ 7,083  $ 6,924
   Policyholders' funds....................................................................................      86       50
   Unearned revenue........................................................................................     244      104
   Unpaid claims and claim expense reserves................................................................      63       38
   Policyholder dividends..................................................................................       2        2
   Amounts due to affiliates...............................................................................      99      179
   Current income tax payable..............................................................................      --       84
   Deferred income tax liability...........................................................................     520      463
   Other liabilities.......................................................................................     330      280
   Separate account liabilities............................................................................   7,029    7,949
                                                                                                            -------  -------
       Total Liabilities...................................................................................  15,456   16,073

Commitments and Legal Proceedings (Note 7)

Shareholder's Equity
   Common stock ($50.00 par value; 50,000 shares authorized, issued, and outstanding at December 31, 2008
     and 2007).............................................................................................       2        2
   Additional paid-in capital..............................................................................   2,016    2,017
   Retained earnings.......................................................................................     137       97
   Accumulated other comprehensive (loss) income...........................................................    (124)       5
                                                                                                            -------  -------
       Total Shareholder's Equity..........................................................................   2,031    2,121
                                                                                                            -------  -------
       Total Liabilities and Shareholder's Equity.......................................................... $17,487  $18,194
                                                                                                            =======  =======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Years ended December 31,
                                                                                     -----------------------
                                                                                     2008     2007    2006
                                                                                     ----     ----    ----
                                                                                      (in millions)
Revenues
   Premiums......................................................................... $ 72     $ 59    $ 71
   Fee income.......................................................................  153      345     263
   Net investment income............................................................  333      368     358
   Net realized investment and other gains (losses).................................  (72)       4      (6)
                                                                                      ----     ----    ----
       Total revenues...............................................................  486      776     686

Benefits and expenses
   Benefits to policyholders........................................................  251      349     257
   Policyholder dividends...........................................................   19       22      20
   Amortization of deferred policy acquisition costs and value of business acquired.    8       59      76
   Other operating costs and expenses...............................................   76       76     121
                                                                                      ----     ----    ----
       Total benefits and expenses..................................................  354      506     474
                                                                                      ----     ----    ----

Income before income taxes..........................................................  132      270     212

Income taxes........................................................................   67       92      71
                                                                                      ----     ----    ----

Net income.......................................................................... $ 65     $178    $141
                                                                                      ====     ====    ====

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                    EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                            Additional          Accumulated Other     Total
                                                    Capital  Paid-in   Retained   Comprehensive   Shareholder's  Outstanding
                                                     Stock   Capital   Earnings   Income (Loss)      Equity         Shares
                                                    ------- ---------- -------- ----------------- ------------- --------------
                                                           (in millions, except for shares outstanding)         (in thousands)
Balance at January 1, 2006.........................   $2      $2,017    $  38         $ (13)         $2,044           50
Comprehensive income:
   Net income......................................                       141                           141
       Other comprehensive income, net of tax:.....
          Net unrealized investment gains..........                                       7               7
          Cash flow hedges.........................                                       1               1
                                                                                                     ------

Comprehensive income...............................                                                     149

Dividends paid to Parent...........................                       (95)                          (95)
                                                      --      ------    -----         -----          ------           --
Balance at December 31, 2006.......................   $2      $2,017    $  84         $  (5)         $2,098           50
                                                      ==      ======    =====         =====          ======           ==
Comprehensive income:
   Net income......................................                       178                           178
       Other comprehensive income, net of tax:.....
          Net unrealized investment gains..........                                      10              10
                                                                                                     ------

Comprehensive income...............................                                                     188

Adoption of FSP No. FAS13-2........................                       (15)                          (15)
Dividends paid to Parent...........................                      (150)                         (150)
                                                      --      ------    -----         -----          ------           --
Balance at December 31, 2007.......................   $2      $2,017    $  97         $   5          $2,121           50
                                                      ==      ======    =====         =====          ======           ==
Comprehensive income:
   Net income......................................                        65                            65
       Other comprehensive income, net of tax:.....
          Net unrealized investment losses.........                                    (130)           (130)
          Cash flow hedges.........................                                       1               1
                                                                                                     ------
Comprehensive loss.................................                                                     (64)

Dividends paid to Parent...........................                       (25)                          (25)
Transfer of invested assets from affiliate.........               (1)                                    (1)
                                                      --      ------    -----         -----          ------           --
Balance at December 31, 2008.......................   $2      $2,016    $ 137         $(124)         $2,031           50
                                                      ==      ======    =====         =====          ======           ==

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years ended December 31
                                                                                   -----------------------
                                                                                    2008    2007     2006
                                                                                   -----  -------  -------
                                                                                        (in millions)
Cash flows from operating activities:
Net income........................................................................ $  65  $   178  $   141
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of premium and accretion of discounts, net--fixed maturities......    21       26       38
   Net realized investment and other (gains) losses...............................    72       (4)       6
   Amortization of deferred policy acquisition costs..............................    18       39       51
   Amortization of value of business acquired.....................................   (10)      20       25
   Capitalization of deferred policy acquisition costs............................   (76)     (85)    (198)
   Depreciation and amortization..................................................     8        9        6
   (Increase) decrease in accrued investment income...............................    (5)      (6)       4
   Decrease in other assets and other liabilities, net............................   170       10       86
   Increase in policyholder liabilities and accruals, net.........................    25      110      141
   Increase in deferred income taxes..............................................   127       16       47
                                                                                   -----  -------  -------
Net cash provided by operating activities.........................................   415      313      347

Cash flows from investing activities:
   Sales of:......................................................................
       Fixed maturities...........................................................   274      463      865
       Equity securities..........................................................    --      149        6
       Real estate................................................................     1       --       --
       Other invested assets......................................................    45       39      224
   Maturities, prepayments, and scheduled redemptions of:.........................
       Fixed maturities...........................................................   259      144       98
       Mortgage loans on real estate..............................................   150      202      169
   Purchases of:..................................................................
       Fixed maturities...........................................................  (698)  (1,001)  (1,410)
       Equity securities..........................................................    --       (4)    (111)
       Real estate................................................................    (2)      (1)    (100)
       Other invested assets......................................................   (95)     (54)     (83)
   Mortgage loans on real estate issued...........................................  (104)    (181)     (94)
   FSP No. FAS 13-2 transition adjustment.........................................    --      (15)      --
   Other, net.....................................................................   (80)       3      (18)
                                                                                   -----  -------  -------
Net cash used in investing activities............................................. $(250) $  (256) $  (454)
                                                                                   -----  -------  -------

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                                                           Years ended December 31,
                                                                           -----------------------
                                                                            2008     2007    2006
                                                                            -----   -----   -----
                                                                              (in millions)
Cash flows from financing activities:
   Dividends paid to Parent............................................... $ (25)   $(150)  $ (95)
   Universal life and investment-type contracts deposits..................   312      366     769
   Universal life and investment-type contract maturities and withdrawals.  (286)    (382)   (778)
   Net transfers from separate accounts to policyholders' funds...........    83       29     247
                                                                            -----   -----   -----
Net cash provided by (used in) financing activities.......................    84     (137)    143
                                                                            -----   -----   -----

Net increase (decrease) in cash and cash equivalents......................   249      (80)     36
Cash and cash equivalents at beginning of year............................   185      265     229
                                                                            -----   -----   -----
Cash and cash equivalents at end of year.................................. $ 434    $ 185   $ 265
                                                                            =====   =====   =====

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

Business. John Hancock Variable Life Insurance Company ("JHVLICO" or the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company ("JHLICO"). JHLICO is a wholly-owned subsidiary of John Hancock Financial Services, Inc. ("JHFS"), which is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded stock life insurance company.

The Company provides a wide range of insurance and investment products to customers located primarily in the United States. These products, including individual life insurance and fixed and variable annuities, are sold through an extensive network of agents, securities dealers, and other financial institutions. The Company is licensed in all states except New York.

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, John Hancock Life & Health Insurance Company (formerly known as Manulife Insurance Company). Partnerships, joint venture interests, and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. All significant intercompany transactions and balances have been eliminated.

On April 28, 2004 (the "acquisition date"), MFC acquired JHFS and its subsidiaries, which was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include purchase accounting adjustments related to the acquisition.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments. The Company classifies its fixed maturity securities other than leveraged leases as available-for-sale and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premium and accretion of discounts is included in net investment income. Impairments in value deemed to be other than temporary are reported as a component of net realized and other gains (losses).

The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at the lease's expected internal rate of return.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized investment gains and losses are reflected in shareholder's equity, as described above for available-for-sale fixed maturity securities. Equity securities that do not have readily determinable fair values are carried at cost and are included in other invested assets. Impairments in value deemed to be other than temporary are reported as a component of net realized investment and other gains (losses). Dividends are recorded as income on the ex-dividend date.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premium or discount, less allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other gains (losses), other than those related to Separate Accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

Derivative Financial Instruments. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and also to manage the duration of assets and liabilities. All derivative instruments are carried on the Company's Consolidated Balance Sheets in other assets or other liabilities at fair value.

In certain cases, the Company uses hedge accounting by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments, as well as the offsetting changes in fair value of the hedged items, are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses).

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss continues to be reported in accumulated other comprehensive income and then is reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is not probable of occurring, the balance remaining in accumulated other comprehensive income is immediately recognized in earnings.

Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors and swaptions), the premium is amortized into net investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

The Company is a party to financial instruments that may contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether bifurcation is required. If it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract. Embedded derivatives are carried at fair value with changes in fair value reported in net realized investment and other gains (losses) or benefits to policyholders for certain separate account guarantees.

Cash and Cash Equivalents. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Goodwill, Value of Business Acquired, and Other Intangible Assets. On April 28, 2004, MFC acquired JHFS and its subsidiaries, which was accounted for using the purchase method of accounting. The allocation of purchase consideration resulted in the recognition of goodwill, value of business acquired ("VOBA"), and other intangible assets as of the acquisition date.

Goodwill recorded on the Company's Consolidated Balance Sheets represents primarily the excess of the cost over the fair value of the Company's identifiable net assets acquired by MFC.

VOBA is the present value of estimated future profits of insurance policies in-force related to businesses acquired by MFC. The Company amortizes VOBA using the same methodology and assumptions used to amortize deferred policy acquisition costs ("DAC") and tests for recoverability at least annually.

Other intangible assets include brand name and distribution networks recognized at the acquisition date. Brand name is not subject to amortization. Distribution networks are amortized over their respective estimated lives in other operating costs and expenses.

The Company tests goodwill and brand name for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Distribution networks are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever an intangible asset's fair value is deemed to be less than its carrying value.

Deferred Policy Acquisition Costs. DAC are costs that vary with, and are related primarily to, the production of new insurance business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain costs of policy issuance and underwriting, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


For annuity, universal life insurance, and investment-type products, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized gains (losses), and mortality and expense margins. DAC and unearned revenue amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included accumulated other comprehensive income.

DAC related to non-participating traditional life insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

Reinsurance. The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Consolidated Statements of Income reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Separate Account Assets and Liabilities. Separate account assets and liabilities reported on the Company's Consolidated Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contract holders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, surrenders, net investment income, net realized investment and other gains (losses), and the related liability changes of separate accounts are offset within the same line item in the Consolidated Statements of Income. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

Future Policy Benefits and Policyholders' Funds. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented 3% of the Company's traditional life net insurance in-force at December 31, 2008 and 2007, and 28%, 29%, and 24% of the Company's traditional life net insurance premiums for the years ended December 31, 2008, 2007, and 2006, respectively.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, persistency, interest, and expenses established at the policy issue or acquisition date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


Policyholders' funds for universal life and investment-type products are equal to the total of the policyholder account values before surrender charges, additional reserves established to adjust for lower market interest rates as of the acquisition date, and additional reserves established on certain guarantees offered in certain investment-type products. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported life insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

Policyholder Dividends. Policyholder dividends are approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and is also based on management's judgment as to the proper level of statutory surplus to be retained by the Company.

Revenue Recognition. Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Deposits related to universal life and investment-type contracts are credited to policyholders' account balances. Revenues from these contracts, as well as annuities, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

Recent Accounting Pronouncements

   FASB Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF No. 99-20-1")

In January 2009, the FASB issued FSP EITF No. 99-20-1 which helps conform the impairment guidance in EITF No. 99-20 to the impairment guidance of SFAS
No. 115. EITF No. 99-20 applies to debt securities backed by securitized financial assets (ABS), which are of less than high credit quality and can be contractually prepaid in a way that the investor could lose part of its investment. These securities are categorized as available for sale and generally have fair values below their carrying values. FSP EITF No. 99-20-1 allows the Company to consider its own expectations about probabilities that the ABS can and will be held until the fair values recover, while assessing whether the ABS is other than temporarily impaired. EITF No. 99-20 formerly required the Company to consider only market participant expectations about the ABS future cash flows in this situation. FSP EITF No. 99-20-1 was effective for the Company on December 31, 2008. Adoption of FSP EITF No. 99-20-1 on
January 1, 2009 did not result in any impact to the Company's financial statements.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


   Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161")

In March 2008, the FASB issued SFAS No. 161 which provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and related hedged items which are accounted for under SFAS
No. 133. SFAS No. 161 will be effective for the Company's financial statements in 2009. The adoption of this guidance will have no impact on the Company's Consolidated Balance Sheet or Consolidated Statements of Income.

   Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No. 157")

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. SFAS No. 157 provides guidance on how to measure fair value when required under existing accounting standards. SFAS
No. 157 establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, classified in three levels ("Level 1, 2 and 3") with the most observable input level being Level 1. The adoption of this standard did not have any impact on the Company's financial position or results of operations.

In February 2008, the FASB issued FSP SFAS No. 157-2 which delayed the effective date of SFAS No. 157 to the Company's fiscal years beginning
January 1, 2009 for nonfinancial assets and liabilities which are not fair valued on a recurring basis. As a result of the issuance of FSP SFAS No. 157-2, the Company did not apply the provisions of SFAS No. 157 to nonfinancial assets and liabilities during 2008. Expiration of FSP SFAS No. 157-2's deferral on January 1, 2009 did not result in any impact to the Company's financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3 which provides additional guidance on determining fair values of illiquid securities. This FSP was immediately effective, retroactive to prior reporting periods for which financial statements had not yet been issued. The Company determined that the provisions of FSP SFAS No. 157-3 did not impact the assessment of fair values of any of its financial assets or liabilities.

   Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159")

In February 2007, the FASB issued SFAS No. 159 to provide companies with the opportunity to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on an instrument-by-instrument basis.

On January 1, 2008, the Company adopted SFAS No. 159 but did not elect the fair value option for any of its financial assets or liabilities. Accordingly, the adoption of this standard did not have any impact on the Company's financial position or results of operations.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


   Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160")

In December 2007, the FASB issued SFAS No. 160 which establishes accounting guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 will require that non-controlling interest be included in shareholder equity and separately reported there, that a consolidated entity's net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company's statement of changes in equity, and that changes in a parent's ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the company's own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS No. 160 will be effective for the Company's financial statements in 2009, and will be applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively.

   FASB Staff Position Fin No. 39-1, "Amendment of Offsetting of Amounts Related to Certain Contracts" ("FSP FIN No. 39-1")

In April 2007, the FASB issued FSP FIN No. 39-1 to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN No. 39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. The Company early adopted FSP FIN No. 39-1 in the quarter ended December 31, 2007, changing its accounting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty. This accounting policy change was applied retrospectively to all periods presented, resulting in an increase in derivative assets equally offset by an increase in derivative liabilities at December 31, 2007 and 2006 of $3 million and $0 million, respectively.

   FASB Staff Position SFAS No. 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" ("FSP No. SFAS 13-2")

In September 2006, the FASB issued FSP No. SFAS 13-2 which requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.

FSP SFAS No. 13-2 was effective for the Company's financial statements beginning January 1, 2007 and cannot be retrospectively applied. Adoption of FSP No. SFAS 13-2 resulted in a charge to opening retained earnings at January 1, 2007 of $15 million net of tax.

   FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN No. 48")

In June 2006, the FASB issued FIN No. 48 which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain positions that it has taken or expects to take on a tax return. FIN No. 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both (a) and
(b). FIN No. 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


FIN No. 48 was effective for the Company's consolidated financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 consolidated retained earnings. Adoption of FIN No. 48 had no material impact on the Company's Consolidated Balance Sheet at December 31, 2007 or Consolidated Statement of Income for the year ended December 31, 2007.

   AICPA Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP No. 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP
No. 05-1. SOP No. 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.

SOP No. 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP No. 05-01 as of January 1, 2007, there was no impact to the Company's Consolidated Balance Sheet or Consolidated Statement of Income.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments

Fixed Maturities and Equity Securities

The Company's investments in fixed maturities and equity securities classified as available-for-sale are summarized below:

                                                                                                 December 31, 2008
                                                                                  -----------------------------------------------
                                                                                                   Gross      Gross
                                                                                                 Unrealized Unrealized
                                                                                  Amortized Cost   Gains      Losses   Fair Value
                                                                                  -------------- ---------- ---------- ----------
                                                                                                   (in millions)
Fixed maturities and equity securities:
   Corporate securities..........................................................     $3,947        $41        $378      $3,610
   Asset-backed and mortgage-backed securities...................................        727          2         108         621
   Obligations of states and political subdivisions..............................         10         --          --          10
   U.S. Treasury securities and obligations of U.S. government corporations and
     agencies....................................................................        138         20          --         158
   Other fixed maturities/(1)/...................................................        227         --          --         227
                                                                                      ------        ---        ----      ------
   Total fixed maturities available-for-sale at fair value.......................      5,049         63         486       4,626
   Equity securities available for sale..........................................          1         --          --           1
                                                                                      ------        ---        ----      ------
   Total fixed maturities and equity securities..................................     $5,050        $63        $486      $4,627
                                                                                      ======        ===        ====      ======

                                                                                                 December 31, 2007
                                                                                  -----------------------------------------------
                                                                                                   Gross      Gross
                                                                                                 Unrealized Unrealized
                                                                                  Amortized Cost   Gains      Losses   Fair Value
                                                                                  -------------- ---------- ---------- ----------
                                                                                                   (in millions)
Fixed maturities and equity securities:
   Corporate securities..........................................................     $3,898        $45        $ 45      $3,898
   Asset-backed and mortgage-backed securities...................................        811          6          10         807
   Obligations of states and political subdivisions..............................          9         --          --           9
   U.S. Treasury securities and obligations of U.S. government corporations and
     agencies....................................................................         22          1          --          23
   Other fixed maturities/(1)/...................................................        231         --          --         231
                                                                                      ------        ---        ----      ------
   Total fixed maturities available-for-sale at fair value.......................      4,971         52          55       4,968
   Equity securities available for sale..........................................          2          2          --           4
                                                                                      ------        ---        ----      ------
   Total fixed maturities and equity securities..................................     $4,973        $54        $ 55      $4,972
                                                                                      ======        ===        ====      ======

--------
/(1)/The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at each lease's expected internal rate of return.

The amortized cost and fair value of fixed maturities at December 31, 2008, by contractual maturity, are shown below:

                                                  Amortized Cost Fair Value
                                                  -------------- ----------
                                                        (in millions)
     Fixed maturities available-for-sale:
     Due in one year or less.....................     $  250       $  247
     Due after one year through five years.......      1,805        1,718
     Due after five years through ten years......      1,192        1,058
     Due after ten years.........................        848          755
                                                      ------       ------
                                                       4,095        3,778
     Asset-backed and mortgage-backed securities.        727          621
                                                      ------       ------
        Total....................................     $4,822       $4,399
                                                      ======       ======

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Fixed Maturities and Equity Securities Impairment Review

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. These risks and uncertainties include (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer,
(2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed maturity securities and equity securities are net of the other-than-temporary impairment charges.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities and equity securities have been in a continuous unrealized loss position:

     Unrealized Losses on Fixed Maturity Securities Available-For-Sale--By
                                Investment Age

                                                                   Year ended December 31, 2008
                                                    -----------------------------------------------------------
                                                    Less than 12 months  12 months or more         Total
                                                    ------------------- ------------------- -------------------
                                                    Carrying Unrealized Carrying Unrealized Carrying Unrealized
                                                     Value     Losses    Value     Losses    Value     Losses
                                                    -------- ---------- -------- ---------- -------- ----------
                                                                           (in millions)
Corporate securities...............................  $2,072     $279     $  535     $ 99     $2,607     $378
Asset-backed and mortgage-backed securities........     318       49        234       59        552      108
                                                     ------     ----     ------     ----     ------     ----
Total fixed maturity securities available-for-sale.  $2,390     $328     $  769     $158     $3,159     $486
                                                     ======     ====     ======     ====     ======     ====

                                                                   Year ended December 31, 2007
                                                    -----------------------------------------------------------
                                                    Less than 12 months  12 months or more         Total
                                                    ------------------- ------------------- -------------------
                                                    Carrying Unrealized Carrying Unrealized Carrying Unrealized
                                                     Value     Losses    Value     Losses    Value     Losses
                                                    -------- ---------- -------- ---------- -------- ----------
                                                                           (in millions)
Corporate securities...............................  $  600     $ 14     $1,056     $ 31     $1,656     $ 45
Asset-backed and mortgage-backed securities........      90        2        311        8        401       10
                                                     ------     ----     ------     ----     ------     ----
Total fixed maturity securities available-for-sale.  $  690     $ 16     $1,367     $ 39     $2,057     $ 55
                                                     ======     ====     ======     ====     ======     ====

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade fixed maturity securities increased to $80 million at December 31, 2008 from $7 million at December 31, 2007 primarily due to interest rate changes.

At December 31, 2008 and 2007, there were 1,107 and 839 fixed maturity securities with an aggregate gross unrealized loss of $486 million and $55 million, respectively, of which the single largest unrealized loss was $10 million and $2 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

The Company had no unrealized losses on equity securities available-for-sale at December 31, 2008 and December 31, 2007, respectively.

Available-for-sale securities with amortized cost of $4 million were non-income producing for the year ended December 31, 2008. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2008.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


Assets on Deposit

As of December 31, 2008 and 2007, fixed maturity securities with a fair value of $22 million and $18 million were on deposit with government authorities as required by law.

Mortgage Loans on Real Estate

At December 31, 2008, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

                            Carrying                                Carrying
Collateral Property Type     Amount     Geographic Concentration     Amount
------------------------  ------------- ------------------------  -------------
                          (in millions)                           (in millions)
 Apartments..............     $159       East North Central......     $ 95
 Industrial..............      132       East South Central......       52
 Office buildings........      173       Middle Atlantic.........      115
 Retail..................      282       Mountain................       62
 Mixed use...............       19       New England.............       77
 Agricultural............       57       Pacific.................      280
 Agri Business...........      113       South Atlantic..........      194
 Other...................       62       West North Central......       20
                                         West South Central......      102

 Allowance for losses....       (4)      Allowance for losses....       (4)
                              ----                                    ----
 Total...................     $993       Total...................     $993
                              ====                                    ====

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                              Balance at Beginning                      Balance at End
                                   of Period       Additions Deductions   of Period
                              -------------------- --------- ---------- --------------
                                                   (in millions)
Year ended December 31, 2008.          $2             $3         $1           $4

Year ended December 31, 2007.           3              1          2            2

Year ended December 31, 2006.           4              1          2            3

Mortgage loans with carrying value of $2 million were non-income producing for the year ended December 31, 2008. At December 31, 2008, mortgage loans with carrying value of $1 million were delinquent by less than 90 days and $2 million were delinquent by 90 days or more.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


The total recorded investment in mortgage loans that are considered to be impaired along with the related provision for losses were as follows:

                                                                    December 31,
                                                                    -----------
                                                                    2008    2007
                                                                    ----    ----
                                                                    (in millions)
  Impaired mortgage loans on real estate with provision for losses. $ 6     $ 3
  Provision for losses.............................................  (4)     (2)
                                                                    ---     ---
  Net impaired mortgage loans on real estate....................... $ 2     $ 1
                                                                    ===     ===

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                        Years ended December 31,
                                                        ------------------------
                                                        2008     2007    2006
                                                        ----     ----    ----
                                                        (in millions)
         Average recorded investment in impaired loans. $ 4      $ 5     $10
         Interest income recognized on impaired loans..  --       --      --

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

There were no restructured mortgage loans as of December 31, 2008 and 2007.

Investment Real Estate

There was no non-income producing real estate for the years ended December 31, 2008 and 2007. Depreciation expense on investment real estate was $5 million, $5 million, and $3 million, in 2008, 2007, and 2006, respectively. Accumulated depreciation was $16 million and $11 million at December 31, 2008 and 2007, respectively.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


Net Investment Income and Net Realized Investment and Other Gains (Losses)

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

                                                        Years ended December 31,
                                                        -----------------------
                                                         2008    2007    2006
                                                         -----   ----    ----
                                                          (in millions)
      Net investment income
         Fixed maturities.............................. $ 271    $277    $265
         Equity securities.............................    --      --       5
         Mortgage loans on real estate.................    59      58      60
         Investment real estate........................     7      12      11
         Policy loans..................................    24      23      20
         Short-term investments........................    12      19       8
         Other.........................................   (23)     (6)      4
                                                         -----    ----    ----
         Gross investment income.......................   350     383     373

             Less investment expenses..................    17      15      15
                                                         -----    ----    ----

      Net investment income............................ $ 333    $368    $358
                                                         =====    ====    ====

      Net realized investment and other gains (losses)
         Fixed maturities.............................. $(108)   $ (6)   $  1
         Equity securities.............................    --      17       1
         Mortgage loans on real estate.................    (1)     (1)      4
         Derivatives and other invested assets.........    37      (6)    (12)
                                                         -----    ----    ----

      Net realized investment and other gains (losses). $ (72)   $  4    $ (6)
                                                         =====    ====    ====

Gross gains were realized on the sale of available-for-sale securities of $13 million, $25 million, and $20 million for the years ended December 31, 2008, 2007, and 2006, respectively, and gross losses were realized on the sale of available-for-sale securities of $0 million, $3 million, and $15 million for the years ended December 31, 2008, 2007, and 2006, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $116 million, $20 million, and $9 million for the years ended December 31, 2008, 2007, and 2006, respectively, were recognized in the Consolidated Statements of Income.

Note 3 -- Derivatives and Hedging Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and to manage the duration of assets and liabilities.

Fair Value Hedges. The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

Cross currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Cross currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on cross currency rate swap agreements is accrued and recognized as a component of net investment income.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3 -- Derivatives and Hedging Instruments - (continued)


For the years ended December 31, 2008, 2007, and 2006, the Company recognized net gains of $3 million, net loss of $5 million, and net gains of $2 million, respectively, related to the ineffective portion of its fair value hedges and did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. These amounts are recorded in net realized investment and other gains (losses). In 2008, the Company had no hedges of firm commitments.

Cash Flow Hedges. The Company uses interest rate swap agreements to hedge the variable cash flows associated with payments that it will make on certain floating rate fixed income securities. Amounts are reclassified from accumulated other comprehensive income as a yield adjustment when the payments are made.

For the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any gains or losses related to the ineffective portion of cash flow hedges. For the years ended December 31, 2008, 2007, and 2006, all of the Company's hedged forecast transactions qualified as cash flow hedges.

For the years ended December 31, 2008, 2007 and 2006, the Company had no gains or losses reclassified from accumulated other comprehensive income to net income. It is anticipated that no gains or losses will be reclassified from accumulated other comprehensive income to earnings within the next 12 months. The maximum length for which variable cash flows are hedged is 7.5 years.

For the years ended December 31, 2008, 2007, and 2006, no cash flow hedges were discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2008, 2007 and 2006, net gains (net of tax) of $1 million, $0 million and $1 million, respectively, representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges were added to accumulated other comprehensive income.

Derivatives Not Designated as Hedging Instruments. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swaps, interest rate futures contracts, credit default swaps, and interest rate cap agreements to manage exposure to interest rates without designating the derivatives as hedging instruments. Interest rate cap agreements are contracts with counterparties which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts expensed on interest rate cap agreements are recorded as an adjustment to net investment income.

In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

For the years ended December 31, 2008, 2007 and 2006, net losses of $29 million, $8 million and $4 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts are recorded in net realized investment and other gains (losses).

Embedded Derivatives. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include reinsurance contracts and fixed maturities.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 3 -- Derivatives and Hedging Instruments - (continued)


Outstanding derivative instruments were as follows:

                                                             December 31,
                                            -----------------------------------------------
                                                     2008                    2007
                                            ----------------------- -----------------------
                                            Notional Carrying Fair  Notional Carrying Fair
                                             Amount   Value   Value  Amount   Value   Value
                                            -------- -------- ----- -------- -------- -----
                                                             (in millions)
Assets:
Derivatives:
   Interest rate swap agreements...........   $181     $  5   $  5   $  221    $ 2     $ 2
   Interest rate cap agreements............     --       --     --      150     --      --
   Cross currency rate swap agreements.....      4       --     --       --     --      --
   Credit default swaps....................      1       --     --       --     --      --
   Embedded derivatives - fixed maturities.     --       --     --        1     --      --
   Embedded derivatives - reinsurance......     --       34     34       --     --      --
                                              ----     ----   ----   ------    ---     ---
Total Assets...............................   $186     $ 39   $ 39   $  372    $ 2     $ 2
                                              ====     ====   ====   ======    ===     ===

Liabilities:
Derivatives:
   Interest rate swap agreements...........   $924     $132   $132   $1,022    $42     $42
   Cross currency rate swap agreements.....     10        1      1       24      5       5
   Credit default swaps....................     --       --     --        8     --      --
   Embedded derivatives - fixed maturities.     15        1      1       10     --      --
   Embedded derivatives - reinsurance......     --       --     --       --     25      25
   Foreign exchange forward agreements.....     --       --     --        1     --      --
                                              ----     ----   ----   ------    ---     ---
Total Liabilities..........................   $949     $134   $134   $1,065    $72     $72
                                              ====     ====   ====   ======    ===     ===

Credit Risk. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date.

The Company manages its credit risk by entering into transactions with credit worthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2008 and 2007, the Company had not accepted any collateral and pledged collateral of $107 million and $0 million, respectively, which is included in fixed maturities on the Consolidated Balance Sheets.

Note 4 -- Income Taxes

JHVLICO and its subsidiaries join with JHLICO and other affiliates in filing a consolidated tax return.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4 -- Income Taxes - (continued)


The components of income taxes were as follows:

                                             Years ended December 31,
                                             ------------------------
                                             2008     2007    2006
                                             ----     ----    ----
                                              (in millions)
                   Current taxes:
                      Federal............... $(45)    $76     $24
                      Foreign...............   --      --      --
                                              ----    ---     ---
                      Total.................  (45)     76      24
                                              ----    ---     ---

                   Deferred taxes:
                      Federal...............  112      16      47
                      Foreign...............   --      --      --
                                              ----    ---     ---
                      Total.................  112      16      47
                                              ----    ---     ---

                   Total income tax expense. $ 67     $92     $71
                                              ====    ===     ===

A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations follows:

                                                 Years ended December 31,
                                                 -----------------------
                                                   2008     2007   2006
                                                 ----       ----   ----
                                                   (in millions)
            Tax at 35%.......................... $46        $95    $74
            Add (deduct):
               Prior year taxes.................  26/(1)/    (2)     3
               Tax credits......................  (3)        (3)    (3)
               Tax-exempt investment income.....  (5)        (5)    --
               Lease income.....................  --          4     --
               Unrecognized tax benefits........   3          4     --
               Other............................  --         (1)    (3)
                                                 ---        ---    ---

                   Total income tax expense..... $67        $92    $71
                                                 ===        ===    ===

--------
(1)During 2008, the Company performed a detailed analysis of its tax-basis balance sheet and related deferred tax balances. This analysis resulted in a $28 million increase in the 2008 net deferred tax liability balance due to book/tax differences attributable to prior years. This increase is included in the prior year taxes adjustment line above.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4 -- Income Taxes - (continued)


Deferred income tax assets and liabilities result from tax affecting the differences between the financial statement values and income tax values of assets and liabilities at each consolidated balance sheet date. Deferred tax assets and liabilities consisted of the following:

                                                         December 31,
                                                         ------------
                                                          2008   2007
                                                         -----  -----
                                                         (in millions)
          Deferred tax assets:
             Policy reserve adjustments................. $ 103  $ 153
             Other comprehensive income.................    67     --
             Federal interest deficiency................    17     12
             Dividends payable to policyholders.........     1      1
             Other......................................     7     69
                                                         -----  -----
                 Total deferred tax assets..............   195    235
                                                         -----  -----

          Deferred tax liabilities:
             Securities and other investments...........    33    112
             Deferred policy acquisition costs..........   104     62
             Value of business acquired.................   576    519
             Lease income...............................     2      2
             Other comprehensive income.................    --      3
                                                         -----  -----
                 Total deferred tax liabilities.........   715    698
                                                         -----  -----

                    Net deferred tax liabilities........ $(520) $(463)
                                                         =====  =====

At December 31, 2008 and 2007, respectively; the Company had no operating loss carryforwards. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company made income tax payments of $27 million and $18 million in 2008 and 2007, respectively, and received an income tax refund of $21 million in 2006.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 1996.

The Internal Revenue Service ("IRS") completed its examinations for years 1996 through 1998 on September 30, 2003 and completed its examinations for years 1999 through 2001 on October 1, 2006. The Company filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. On June 23, 2008 the Company and the IRS Appeals Division agreed to a compromise settlement on several issues that arose in the 1996 through 1998 examination and on December 17, 2008, the IRS issued a statutory notice of deficiency covering the remaining issues. On March 16, 2009, the Company filed a petition in U.S. Tax Court contesting the statutory notice of deficiency. IRS Appeals Division proceedings involving the years 1999 through 2001 are ongoing. The IRS commenced an examination of the Company's income tax returns for the years 2002 through 2004 in the first quarter of 2007. It is anticipated that the audit will be completed by the end of 2009.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. In connection with the adoption of FIN No. 48, the Company did not recognize an increase or decrease in its liability for unrecognized tax benefits.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 4 -- Income Taxes - (continued)


A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                  December 31,
                                                                  ------------
                                                                  2008   2007
                                                                  ----   ----
                                                                  (in millions)
   Balance, beginning of year.................................... $106   $ 95
   Additions based on tax positions related to the current year..   17     15
   Reductions based on tax positions related to the current year.   --     --
   Additions for tax positions of prior years....................   24     --
   Reductions for tax positions of prior years...................   (3)    (4)
                                                                  ----   ----
   Balance, end of year.......................................... $144   $106
                                                                  ====   ====

Included in the balance as of December 31, 2008 and December 31, 2007 are $20 million and $18 million, respectively, of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balance as of December 31, 2008 and December 31, 2007 are $124 million and $88 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of taxes to an earlier period.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2008, 2007, and 2006, the Company recognized approximately $17 million, $10 million, and $10 million in interest expense, respectively. The Company had approximately $50 million and $34 million accrued for interest as of December 31, 2008 and December 31, 2007, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2008, 2007, and 2006.

Note 5 -- Related Party Transactions

Reinsurance Transactions

On January 1, 2004, the Company entered into a coinsurance funds withheld reinsurance agreement with John Hancock Reassurance Company, Ltd. ("JHRECO"), an affiliated company. This agreement was amended and restated on April 1, 2007 in order to clarify the wording. The Company entered into this agreement to facilitate its capital management process. The risks reinsured under this agreement are the death benefits that result from the no-lapse guarantee present in the single life and joint life Protection Universal Life Insurance policies. The Company recorded a reinsurance recoverable from JHRECO of $28 million and $20 million at December 31, 2008 and 2007, respectively, which is included with other reinsurance recoverables on the Consolidated Balance Sheets. There were no premiums ceded to JHRECO during the years ended
December 31, 2008, 2007, and 2006, respectively.

The Company has a modified coinsurance agreement with JHLICO to reinsure 50% of its post 1993 issues of certain flexible premium variable life insurance and scheduled premium variable life insurance policies. The agreement increased the Company's income before income taxes by $6 million, $5 million and $5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 5 -- Related Party Transactions - (continued)


Service Agreements

JHLICO provides the Company with personnel, property, and facilities in carrying out certain of its corporate functions. JHLICO annually determines a fee (the "parent company service fee") for these services and facilities based on a number of criteria, which are periodically revised to reflect continuing changes in the Company's operation. The parent company service fee is included in deferred policy acquisition costs on the Company's Consolidated Balance Sheets and as an investment expense in net investment income and in other operating costs and expenses in the Consolidated Statements of Income. As of December 31, 2008 and 2007, respectively, there were accrued payables from the Company to JHLICO of $11 million and $12 million related to these services. Costs incurred were $42 million, $52 million, and $80 million for the years ended December 31, 2008, 2007, and 2006, respectively. JHLICO has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's shareholder's equity from declining below $1 million.

JHLICO allocates a portion of the expenses related to its employee welfare plans to the Company. The amounts allocated to the Company were an expense of $8 million, $11 million, and $7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Consolidated Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

Other

On September 2, 2008, the Company purchased a $60 million funding agreement from John Hancock Life Insurance Company (U.S.A.) ("JHUSA"), an affiliate.

The Company participates in a liquidity pool operated by an affiliate, JHUSA, in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreements as amended November 13, 2007. The Company had $387 million and $120 million invested in this pool at December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Company had a $250 million line of credit with JHFS. At December 31, 2008 and 2007, the Company had no outstanding borrowings under this agreement.

The Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Securities and Exchange Commission ("SEC"). The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Company refers to the fixed investment period options that contain a market value adjustment feature as "MVAs."

On December 30, 2002, JHFS fully and unconditionally guaranteed the Company's obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, MFC provided a similar guarantee, both with respect to MVAs outstanding at that time and to those to be issued subsequently. JHFS continued to guarantee MVAs that were outstanding before June 29, 2005; however, did not guarantee MVAs issued on or after June 29, 2005. JHFS and MFC are jointly and severally liable under such guarantees.

MFC's guarantee of the MVAs is an unsecured obligation of MFC and is subordinated in the right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantee of the MVAs. Following May, 2005, JHFS ceased filing quarterly and annual reports with the SEC pursuant to SEC Rule 12h-5, and MFC began reporting condensed consolidating financial information regarding the Company in MFC's quarterly and annual reports.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 6 -- Reinsurance

The effect of reinsurance on life premiums written and earned was as follows:

                                       Years ended December 31,
                             -------------------------------------------
                                  2008           2007           2006
                             -------------  -------------  -------------
                                Premiums       Premiums       Premiums
                             -------------  -------------  -------------
                             Written Earned Written Earned Written Earned
                             ------- ------ ------- ------ ------- ------
                                            (in millions)
       Direct...............  $149    $149   $157    $157   $163    $163

       Assumed..............     1       1      1       1      1       1

       Ceded................   (78)    (78)   (99)    (99)   (93)    (93)
                              ----    ----   ----    ----   ----    ----
          Net life premiums.  $ 72    $ 72   $ 59    $ 59   $ 71    $ 71
                              ====    ====   ====    ====   ====    ====

At December 31, 2008, 2007, and 2006, benefits to policyholders under life ceded reinsurance contracts were $57 million, $45 million, and $34 million, respectively.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Note 7 -- Commitments, Contingencies and Legal Proceedings

Commitments. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $13 million and $1 million, respectively, at December 31, 2008. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 2009.

Contingencies. The Company is an investor in leveraged leases and previously established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by $18 million (after tax). The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $29 million at December 31, 2008.

Legal Proceedings. The Company is, primarily through its parent, JHLICO, regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products and as a taxpayer. In addition, state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8 -- Shareholder's Equity

Capital Stock

The Company has one class of capital stock, common stock. All of the outstanding common stock of the Company is owned by JHLICO, the parent.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

                                                                                                               Net
                                                                                                           Accumulated
                                                                                            Net Unrealized Gain (Loss)
                                                                                              Investment     on Cash
                                                                                            Gains (Losses) Flow Hedges
                                                                                            -------------- -----------
Balance at January 1, 2006.................................................................      $(12)         $(1)
Gross unrealized investment gains (net of deferred income tax expense of $4 million).......         8           --
Reclassification adjustment for gains realized in net income (net of income tax expense
  of $2 million)...........................................................................        (4)          --
Adjustment for deferred policy acquisition costs (net of deferred income tax expense of
  $2 million)..............................................................................         3           --
                                                                                                 ----          ---
Net unrealized investment gains............................................................         7           --
Net gains on the effective portion of the change in fair value of cash flow hedges (net of
  deferred income tax expense of $0 million)...............................................        --            1
                                                                                                 ----          ---
Balance at December 31, 2006...............................................................      $ (5)         $--
                                                                                                 ====          ===
Gross unrealized investment gains (net of deferred income tax expense of $14 million)......        27           --
Reclassification adjustment for gains realized in net income (net of income tax expense
  of $8 million)...........................................................................       (14)          --
Adjustment for deferred policy acquisition costs (net of deferred income tax benefit of $1
  million).................................................................................        (3)          --
                                                                                                 ----          ---
Net unrealized investment gains............................................................        10           --
                                                                                                 ----          ---
Balance at December 31, 2007...............................................................      $  5          $--
                                                                                                 ====          ===

                                                                                             Accumulated
                                                                                                Other
                                                                                            Comprehensive
                                                                                               Income
                                                                                            -------------
Balance at January 1, 2006.................................................................     $(13)
Gross unrealized investment gains (net of deferred income tax expense of $4 million).......        8
Reclassification adjustment for gains realized in net income (net of income tax expense
  of $2 million)...........................................................................       (4)
Adjustment for deferred policy acquisition costs (net of deferred income tax expense of
  $2 million)..............................................................................        3
                                                                                                ----
Net unrealized investment gains............................................................        7
Net gains on the effective portion of the change in fair value of cash flow hedges (net of
  deferred income tax expense of $0 million)...............................................        1
                                                                                                ----
Balance at December 31, 2006...............................................................     $ (5)
                                                                                                ====
Gross unrealized investment gains (net of deferred income tax expense of $14 million)......       27
Reclassification adjustment for gains realized in net income (net of income tax expense
  of $8 million)...........................................................................      (14)
Adjustment for deferred policy acquisition costs (net of deferred income tax benefit of $1
  million).................................................................................       (3)
                                                                                                ----
Net unrealized investment gains............................................................       10
                                                                                                ----
Balance at December 31, 2007...............................................................     $  5
                                                                                                ====

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8 -- Shareholder's Equity - (continued)


                                                                                                                Net
                                                                                                  Net       Accumulated
                                                                                               Unrealized   Gain (Loss)
                                                                                               Investment     on Cash
                                                                                             Gains (Losses) Flow Hedges
                                                                                             -------------- -----------
Balance at January 1, 2008..................................................................     $   5          $--
Gross unrealized investment losses (net of deferred income tax benefit of $141
  million)..................................................................................      (263)          --
Reclassification adjustment for gains realized in net income (net of income tax expense of
  $5 million)...............................................................................        (8)          --
Adjustment for deferred policy acquisition costs, value of business acquired and reserves
  (net of deferred income tax expense of $76 million).......................................       141           --
                                                                                                 -----          ---
Net unrealized investment losses............................................................      (130)          --
Net gains on the effective portion of the change in fair value of cash flow hedges, (net of
  deferred income tax expense of $1 million)................................................        --            1
                                                                                                 -----          ---
Balance at December 31, 2008................................................................     $(125)         $ 1
                                                                                                 =====          ===

                                                                                              Accumulated
                                                                                                 Other
                                                                                             Comprehensive
                                                                                                Income
                                                                                             -------------
Balance at January 1, 2008..................................................................     $   5
Gross unrealized investment losses (net of deferred income tax benefit of $141
  million)..................................................................................      (263)
Reclassification adjustment for gains realized in net income (net of income tax expense of
  $5 million)...............................................................................        (8)
Adjustment for deferred policy acquisition costs, value of business acquired and reserves
  (net of deferred income tax expense of $76 million).......................................       141
                                                                                                 -----
Net unrealized investment losses............................................................      (130)
Net gains on the effective portion of the change in fair value of cash flow hedges, (net of
  deferred income tax expense of $1 million)................................................         1
                                                                                                 -----
Balance at December 31, 2008................................................................     $(124)
                                                                                                 =====

Net unrealized investment gains (losses) included on the Company's Consolidated Balance Sheets as a component of shareholder's equity are summarized below:

                                                                                         December 31,
                                                                                       ----------------
                                                                                        2008  2007 2006
                                                                                       -----  ---- ----
                                                                                         (in millions)
Balance, end of year comprises:
   Unrealized investment gains (losses) on:...........................................
       Fixed maturities............................................................... $(423) $(3) $(33)
       Equity investments.............................................................    --    2    13
       Other investments..............................................................     5   --    --
                                                                                       -----  ---  ----
   Total..............................................................................  (418)  (1)  (20)

Amounts of unrealized investment gains (losses) attributable to:
       Deferred policy acquisition costs, value of business acquired and reserves.....   226    9    13
       Deferred income taxes..........................................................    67   (3)    2
                                                                                       -----  ---  ----
   Total..............................................................................   293    6    15
                                                                                       -----  ---  ----

Net unrealized investment gains (losses).............................................. $(125) $ 5  $ (5)
                                                                                       =====  ===  ====

Statutory Results

The Company and its domestic insurance subsidiary are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile, which is the Commonwealth of Massachusetts. The Company's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

The Company's statutory net income for the years ended December 31, 2008, 2007, and 2006 was $43 million (unaudited), $169 million, and $105 million, respectively.

The Company's statutory capital and surplus as of December 31, 2008 and 2007 was $545 million (unaudited) and $605 million, respectively.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 8 -- Shareholder's Equity - (continued)


Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned surplus without the prior approval of the Commissioner of Insurance ("the Commissioner"). Massachusetts law also limits the dividends an insurer may pay without the prior permission of the Commissioner, to the greater of (i) 10% of its statutory policyholders' surplus as of December 31 of the preceding year or (ii) the company's statutory net gain from operations for the preceding year ending December 31, if such insurer is a life company.

Note 9 -- Segment Information

The Company operates in the following three business segments: (1) Protection and (2) Wealth Management, which primarily serve retail customers, and
(3) Corporate and Other.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

Protection Segment. Offers a variety of individual life insurance, including participating whole life, term life, universal life, and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management Segment. Offers individual annuities consisting of fixed deferred annuities, fixed immediate annuities, and variable annuities. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Corporate and Other Segment. Primarily consists of the Company's corporate operations. Corporate operations primarily include certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 9 -- Segment Information - (continued)


The following table summarizes selected financial information by segment for the periods indicated:

                                                                                          Wealth   Corporate
                                                                             Protection Management and Other  Total
                                                                             ---------- ---------- --------- -------
                                                                                          (in millions)
2008
   Revenues from external customers.........................................  $   212     $   13      $--    $   225
   Net investment income....................................................      322         10        1        333
   Net realized investment and other losses.................................      (69)        (3)      --        (72)
                                                                              -------     ------      ---    -------
   Revenues.................................................................  $   465     $   20      $ 1    $   486
                                                                              =======     ======      ===    =======

   Net income (loss)........................................................  $    79     $  (11)     $(3)   $    65
                                                                              =======     ======      ===    =======
Supplemental Information:
   Equity in net income of investees accounted for by the equity method.....  $    11     $   --      $--    $    11
   Carrying value of investments accounted for under the equity method......      164          7       --        171
   Amortization of deferred policy acquisition costs and value of business
     acquired...............................................................       (8)        16       --          8
   Income taxes.............................................................       76         (9)      --         67
   Segment assets...........................................................  $15,164     $2,323      $--    $17,487

                                                                                          Wealth   Corporate
                                                                             Protection Management and Other  Total
                                                                             ---------- ---------- --------- -------
                                                                                          (in millions)
2007
   Revenues from external customers.........................................  $   385      $ 19       $--    $   404
   Net investment income....................................................      359        12        (3)       368
   Net realized investment and other gains (losses).........................        7        --        (3)         4
                                                                              -------      ----       ---    -------
   Revenues.................................................................  $   751      $ 31       $(6)   $   776
                                                                              =======      ====       ===    =======

   Net income (loss)........................................................  $   179      $  8       $(9)   $   178
                                                                              =======      ====       ===    =======
Supplemental Information:
   Equity in net income of investees accounted for by the equity method.....  $    10      $ --       $--    $    10
   Carrying value of investments accounted for under the equity method......      145         6        --        151
   Amortization of deferred policy acquisition costs and value of business
     acquired...............................................................       51         8        --         59
   Income taxes.............................................................       91        --         1         92
   Segment assets...........................................................  $17,236      $920       $38    $18,194

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 9 -- Segment Information - (continued)


                                                                                                  Wealth   Corporate
                                                                                     Protection Management and Other Total
                                                                                     ---------- ---------- --------- -----
                                                                                                 (in millions)
2006
Revenues from external customers....................................................    $312       $22        $--    $334
   Net investment income............................................................     348        10         --     358
   Net realized investment and other losses.........................................      (6)       --         --      (6)
                                                                                        ----       ---        ---    ----
   Revenues.........................................................................    $654       $32        $--    $686
                                                                                        ====       ===        ===    ====

   Net income (loss)................................................................    $142       $--        $(1)   $141
                                                                                        ====       ===        ===    ====
Supplemental Information:
   Equity in net income of investees accounted for by the equity method.............    $ 13       $--        $--    $ 13
   Carrying value of investments accounted for under the equity method..............     139         7         --     146
   Amortization of deferred policy acquisition costs and value of business acquired.      67         9         --      76
   Income taxes.....................................................................      71        --         --      71

The Company operates primarily in the United States and has no reportable major customers.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10 -- Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                            December 31,
                                                   -------------------------------
                                                        2008            2007
                                                   --------------- ---------------
                                                   Carrying Fair   Carrying Fair
                                                    Value   Value   Value   Value
                                                   -------- ------ -------- ------
                                                            (in millions)
Assets:
   Fixed maturities /(1)/:........................
       Available-for-sale.........................  $4,399  $4,399  $4,737  $4,737
   Equity securities:.............................
       Available-for-sale.........................       1       1       4       4
   Mortgage loans on real estate..................     993     962   1,032   1,016
   Policy loans...................................     510     510     465     465
   Cash and cash equivalents......................     434     434     185     185
   Derivatives:...................................
       Interest rate swap agreements..............       5       5       2       2
       Embedded derivatives- reinsurance..........      34      34      --      --
   Separate account assets........................   7,029   7,029   7,949   7,949

Liabilities:
   Fixed rate deferred and immediate annuities....     140     136     156     148
   Derivatives:...................................
       Interest rate swap agreements..............     132     132      42      42
       Cross currency rate swap agreements........       1       1       5       5
       Embedded derivatives- fixed maturities.....       1       1      --      --
       Embedded derivatives- reinsurance..........      --      --      25      25

--------
(1)Fixed maturities excludes leveraged leases of $227 million and $231 million at December 31, 2008 and 2007, respectively, which are carried at the net investment value calculated by accruing income at the lease's expected internal rate of return in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases.

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10 -- Fair Value of Financial Instruments - (continued)


SFAS No. 157 resulted in effectively creating the following two primary categories of financial instruments for the purpose of fair value disclosure.

..   Financial Instruments Measured at Fair Value and Reported in the
    Consolidated Balance Sheets--This category includes assets and liabilities measured at fair value on a recurring and non recurring basis. Financial instruments measured on a recurring basis include fixed maturities, equity securities, derivatives and separate account assets. Assets and liabilities measured at fair value on a non recurring basis include mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which an impairment is recognized.

..   Other Financial Instruments not Reported at Fair Value - This category includes assets and liabilities which do not require the additional SFAS No. 157 disclosures, as follows:

Mortgage loans on real estate - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and takes into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

Policy loans - These loans are carried at unpaid principal balances, which approximates their fair values.

Cash and cash equivalents - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

Fixed-rate deferred and immediate annuities - The fair value of these financial instruments are estimated by projecting multiple interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date.

Financial Instruments Measured at Fair Value on the Consolidated Balance Sheets

Valuation Hierarchy

Following SFAS No. 157 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

..   Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Included in the Level 1 category are publicly traded equities and some separate account assets.

..   Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, and cross currency swaps and certain separate account assets.

..   Level 3 - Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk. Level 3 securities include structured asset-backed securities ("ABS"), commercial mortgage-backed securities ("CMBS") and other securities that have little or no price transparency.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10 -- Fair Value of Financial Instruments - (continued)


Determination of Fair Value

The valuation methodologies used to determine the fair values of assets and liabilities under SFAS No. 157 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted market prices to determine fair value, and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Fair Value Measurements on a Recurring Basis

Fixed Maturities

For fixed maturities, including corporate, US Treasury, and municipal securities, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities with significant pricing inputs which are unobservable are classified within Level 3.

Equity Securities

Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices.

Derivatives

The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements.

Embedded Derivatives

As defined in SFAS Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), the Company holds assets and liabilities classified as embedded derivatives in the consolidated balance sheet. The fair value of embedded derivatives primarily relate to reinsurance agreements is determined based on a total return swap methodology. These total return swaps presented within other liabilities on the balance sheet representing the difference between the statutory book value and fair value of the modified coinsurance assets with ongoing changes in fair value recorded in income. The fair value of the underlying assets is based on the valuation approach for similar assets described herein.

Separate Account Assets

Separate account assets are reported at fair value and reported as a summarized total on the consolidated balance sheet in accordance with Statement of Position ("SOP") No. 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10 -- Fair Value of Financial Instruments - (continued)

primarily include: investments in mutual funds, fixed maturity securities, equity securities, and short-term investments and cash and cash equivalents.

The fair value of mutual fund investments is based upon quoted market prices or reported net assets values ("NAV"). Open-ended mutual fund investments are included in Level 1. The fair values of fixed maturity securities, equity securities, derivatives, limited partnerships, short-term investments and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

Separate account assets classified as Level 3 consist primarily of investments in limited partnerships.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by SFAS No. 157 fair value hierarchy levels, as of December 31, 2008:

                                               December 31, 2008
                                       ----------------------------------
                                         Total
                                       Fair Value Level 1 Level 2 Level 3
                                       ---------- ------- ------- -------
                                                 (in millions)
      Assets:
         Fixed maturities (1):........
             Available-for-sale.......  $ 4,399   $   --  $4,066   $333
         Equity securities:...........
             Available-for-sale.......        1        1      --     --
         Derivative assets (2)........        5       --       5     --
      Embedded derivatives (3)........       34       --      34     --
      Separate account assets (4).....    7,029    6,454     512     63
                                        -------   ------  ------   ----
      Total assets at fair value......  $11,468   $6,455  $4,617   $396
                                        =======   ======  ======   ====

      Liabilities:
      Derivative liabilities (3)......      133       --     133     --
      Embedded derivatives............        1       --      --      1
                                        -------   ------  ------   ----
      Total liabilities at fair value.  $   134   $   --  $  133   $  1
                                        =======   ======  ======   ====

--------
(1)Fixed maturities excludes leveraged leases of $227 million which are carried at the net investment value calculated by accruing income at the lease's expected internal rate of return in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases.
(2)Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities in the consolidated balance sheet. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the Level 3 roll forward in the following table.
(3)Embedded derivatives are presented within fixed maturities and other liabilities in the consolidated balance sheet.
(4)Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by SOP No. 03-1.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 10 -- Fair Value of Financial Instruments - (continued)


Level 3 Financial Instruments

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:


                                                                                               Fixed
                                                                                             Maturities
                                                                                             ----------

Beginning Balance: January 1, 2008..........................................................    $446
   Net realized/unrealized gains (losses) included in:......................................
       Net income...........................................................................     (52)/(2)/
       Other comprehensive income...........................................................     (77)/(3)/

   Purchases, issuances, (sales) and (settlements), net.....................................       1

   Transfers in and/or (out) of Level 3, net (1)............................................      15
                                                                                                ----
Balance as of December 31, 2008.............................................................    $333
                                                                                                ====
Gains (losses) for the period included in earnings attributable to the change in unrealized
  gains (losses) relating to assets still held at December 31, 2008.........................    $ --
                                                                                                ====

                                                                                                             Net        Separate
                                                                                               Equity     Embedded      Account
                                                                                             Securities  Derivatives   Assets (6)
                                                                                             ----------  -----------   ----------
                                                                                                  (in millions)
Beginning Balance: January 1, 2008..........................................................    $ 1          $--          $69
   Net realized/unrealized gains (losses) included in:......................................
       Net income...........................................................................      1/(4)/      (1)/(5)/     (9)
       Other comprehensive income...........................................................     --           --           --

   Purchases, issuances, (sales) and (settlements), net.....................................     (2)          --            3

   Transfers in and/or (out) of Level 3, net (1)............................................     --           --           --
                                                                                                ---          ---          ---
Balance as of December 31, 2008.............................................................    $--          $(1)         $63
                                                                                                ===          ===          ===
Gains (losses) for the period included in earnings attributable to the change in unrealized
  gains (losses) relating to assets still held at December 31, 2008.........................    $--          $--          $--
                                                                                                ===          ===          ===

--------
(1)For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.
(2)This amount is included in net realized investments and other gains on the statement of operations.
(3)This amount is included in accumulated other comprehensive (loss) on the balance sheet.
(4)This amount is included in net realized investment and other gains (losses) on the statement of income and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2008. All gains and (losses) related to Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure as it is not practicable to track realized and unrealized gains (losses) separately by security.
(5)This amount is included in benefits to policyholders on the statement of operations. All gains and (losses) on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure as it is impracticable to track realized and unrealized gains (losses) separately on a contract by contract basis.
(6)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

Financial Instruments Measured at Fair Value on a Non Recurring Basis

Certain financial assets are reported at fair value on a non recurring basis, including investments such as mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11 -- Goodwill, Value of Business Acquired, and Other Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment were as follows:

                                                      Wealth
                                         Protection Management Total
                                         ---------- ---------- -----
           Balance at January 1, 2008...    $369       $42     $411
                                            ----       ---     ----
           Balance at December 31, 2008.    $369       $42     $411
                                            ====       ===     ====

           Balance at January 1, 2007...    $369       $42     $411
                                            ----       ---     ----
           Balance at December 31, 2007.    $369       $42     $411
                                            ====       ===     ====

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment, below its carrying amount. There were no impairments recorded in 2008 or 2007.

Value of Business Acquired

The balance of and changes in VOBA as of and for the years ended December 31, were as follows:

                                                         December 31,
                                                      ------------------
                                                         2008      2007
                                                      ------      ------
                                                         (in millions)
      Balance, beginning of year..................... $1,276      $1,299
      Amortization...................................    10 /(1)/    (20)
      Change in unrealized investment gains (losses).    153          (3)
                                                      ------      ------
      Balance, end of year........................... $1,439      $1,276

          --------
          (1)In 2008, VOBA amortization includes significant unlocking due to the impact of lower estimated gross profit arising from lower interest spreads. This unlocking contributed to the overall negative amortization during the year.

The following table provides estimated future amortization net of tax for the periods indicated:

                                        VOBA
                                    Amortization
                                    -------------
                                    (in millions)
                              2009.      $32
                              2010.       26
                              2011.       29
                              2012.       30
                              2013.       30

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 11 -- Goodwill, Value of Business Acquired, and Other Intangible Assets - (continued)


Other Intangible Assets

Other intangible asset balances were as follows:

                                    Gross        Accumulated          Net
                               Carrying Amount Net Amortization Carrying Amount
                               --------------- ---------------- ---------------
                                                (in millions)
 December 31, 2008
 Not subject to amortization:
    Brand name................      $ 85               --            $ 85
 Subject to amortization:
    Distribution networks.....       134              (12)            122
                                    ----             ----            ----
 Total........................      $219             $(12)           $207
                                    ====             ====            ====

 December 31, 2007
 Not subject to amortization:
    Brand name................      $ 85               --            $ 85
 Subject to amortization:
    Distribution networks.....       134               (8)            126
                                    ----             ----            ----
 Total........................      $219             $ (8)           $211
                                    ====             ====            ====

Amortization expense (net of tax) for other intangible assets were $2 million for the years ended December 31, 2008, 2007, and 2006. Amortization expense for other intangible assets is expected to be approximately $2 million in 2009, $2 million in 2010, $2 million in 2011, $3 million in 2012, and $3 million in 2013.

Note 12 -- Certain Separate Accounts

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Consolidated Balance Sheets as total separate account assets with an equivalent total reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Consolidated Statements of Income. In 2008 and 2007, there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

For guarantees of amounts in the event of death, the net amount at risk is defined as the excess of the initial sum insured over the current sum insured for fixed premium variable life insurance contracts, and, for other variable life insurance contracts, is equal to the sum insured when the account value is zero and the policy is still in force.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 12 -- Certain Separate Accounts - (continued)


The following table reflects variable life insurance contracts with guarantees held by the Company:

                                                           December 31,
                                                           -----------------------------
                                                            2008           2007
                                                               ------         ------
                                                           (in millions, except for age)
        Life insurance contracts with guaranteed benefits
           In the event of death..........................
           Account value.................................. $4,572         $6,438
           Net amount at risk related to deposits.........    456             51
           Average attained age of contract holders.......     47             46

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death and income benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary.

The Company sold contracts with Guaranteed Minimum Income Benefit ("GMIB") riders from 1998 to 2004. The GMIB rider provides a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (7 to 15 years), and which may be larger than what the contract account balance would purchase at then-current annuity purchase rates.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 12 -- Certain Separate Accounts - (continued)


The Company had the following variable annuity contracts with guarantees. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                                                                                   December 31,
                                                                                   ------------------------------------------
                                                                                   2008                  2007
                                                                                   ----                  ----
                                                                                   (in millions, except for ages and percents)
Guaranteed Minimum Death Benefit
   Return of net deposits.........................................................
   In the event of death..........................................................
       Account value.............................................................. $118                  $209
       Net amount at risk.........................................................   26                     9
       Average attained age of contract holders...................................   64                    65

   Return of net deposits plus a minimum return...................................
   In the event of death..........................................................
       Account value.............................................................. $ 62                  $112
       Net amount at risk.........................................................   75                    46
       Average attained age of contract holders...................................   66                    67
       Guaranteed minimum return rate.............................................    5%                    5%

   Highest specified anniversary account value minus withdrawals post anniversary.
   In the event of death..........................................................
       Account value.............................................................. $231                  $421
       Net amount at risk.........................................................  113                    31
       Average attained age of contract holders...................................   61                    63

Guaranteed Minimum Income Benefit
       Account value.............................................................. $ 27                  $ 48
       Net amount at risk.........................................................   19                     9
       Average attained age of contract holders...................................   63                    63

Account balances of variable contracts with guarantees invest in various separate accounts with the following characteristics:

                                            December 31,
                                            -------------
                                             2008   2007
                                            ------ ------
                                            (in millions)
                      Type of Fund
                      Domestic Equity...... $2,178 $3,726
                      International Equity.    377    635
                      Balanced.............    617    950
                      Bonds................    829    917
                      Money Market.........    362    281
                                            ------ ------
                         Total............. $4,363 $6,509
                                            ====== ======

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Note 12 -- Certain Separate Accounts - (continued)


The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                         Guaranteed Guaranteed
                                          Minimum    Minimum
                                           Death      Income
                                          Benefit    Benefit
                                           (GMDB)     (GMIB)   Total
                                         ---------- ---------- -----
                                                (in millions)
           Balance at January 1, 2008...    $34        $ 1      $35
           Incurred guarantee benefits..     (2)        --       (2)
           Other reserve changes........      5         --        5
                                            ---        ---      ---
           Balance at December 31, 2008.    $37        $ 1      $38
                                            ===        ===      ===

           Balance at January 1, 2007...    $30        $ 1      $31
           Incurred guarantee benefits..      4         --        4
                                            ---        ---      ---
           Balance at December 31, 2007.    $34        $ 1      $35
                                            ===        ===      ===

The GMDB gross reserves were determined in accordance with AICPA Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP
No. 03-1"). The GMIB gross reserve held is equal to the accumulation of fees collected on this rider. This method of approximation is deemed acceptable since only 7% of the business or $27 million of account value has this rider.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2008 and 2007:

    . Data used included 1,000 stochastically generated investment performance scenarios.

    . For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

    . Mean return and volatility assumptions were determined for each of the asset classes noted above.

    . Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

    . Annuity base lapse rates vary by contract type and duration and ranged from 2% to 29%.

    .  The discount rate was 6.5% for SOP No. 03-01 calculations.

Note 13 -- Deferred Policy Acquisition Costs

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                           December 31,
                                                           ------------
                                                           2008   2007
                                                           ----   ----
                                                           (in millions)
         Balance, beginning of year....................... $545   $500
         Capitalization...................................   76     85
         Amortization.....................................  (18)   (39)
         Change in unrealized investment gains and losses.   59     (1)
                                                           ----   ----
         Balance, end of year............................. $662   $545
                                                           ====   ====

Note 14 -- Subsequent Event

On December 9, 2009, JHUSA entered into a Merger Agreement (the "Agreement") with JHLICO and JHVLICO. Pursuant to the Agreement, JHLICO and JHVLICO merged with and into JHUSA on December 31, 2009. JHLICO was formerly a wholly-owned subsidiary of JHFS, and JHVLICO was formerly a wholly-owned subsidiary of JHLICO.

The Agreement, which became effective on December 31, 2009, provides that JHUSA is the surviving corporation of the merger and shall continue to exist as a wholly-owned subsidiary of The Manufacturers Investment Corporation. The Agreement also provides that upon the effectiveness of the merger, JHLICO and JHVLICO ceased to exist and that their respective properties and obligations became the property and obligations of JHUSA.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company
Years Ended December 31, 2008, 2007, and 2006

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm............................................................  F-2

Audited Consolidated Financial Statements..........................................................................

   Consolidated Balance Sheets-As of December 31, 2008 and 2007....................................................  F-3

   Consolidated Statements of Operations-For the Years Ended December 31, 2008, 2007, and 2006.....................  F-5

   Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (Loss)-For the Years Ended
     December 31, 2008, 2007, and 2006.............................................................................  F-6

   Consolidated Statements of Cash Flows-For the Years Ended December 31, 2008, 2007, and 2006.....................  F-8

   Notes to Consolidated Financial Statements...................................................................... F-10

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Life Insurance Company

We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2008 the Company changed its method of accounting and reporting for certain assets to a fair value measurement approach, in 2007 the Company changed its method of accounting for income tax related cash flows generated by investments in leveraged leases and collateral related to certain derivative activities, and in 2006 the Company changed its method of accounting for defined benefit and other postretirement plans.

                                                   /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 30, 2009, except for
Note 20, as to which the
date is January 4, 2010

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                     ---------------------------
                                                                                           2008                  2007
                                                                                     ---------------------------
                                                                                              (in millions)
Assets

Investments
Fixed maturities:
   Available-for-sale--at fair value (amortized cost: 2008--$38,078; 2007--$42,879).     $ 34,811             $ 42,839
   Held-for-trading--at fair value (cost: 2008--$1,228; 2007--$0)...................        1,057                    -
Equity securities:
   Available-for-sale--at fair value (cost: 2008--$205; 2007--$122).................          201                  148
Mortgage loans on real estate.......................................................        9,843                9,349
Investment real estate..............................................................        1,264                1,272
Policy loans........................................................................        2,133                2,099
Short-term investments..............................................................            5                    -
Other invested assets...............................................................        2,897                2,933
                                                                                     ------------         ------------
   Total Investments................................................................       52,211               58,640

Cash and cash equivalents...........................................................        3,604                3,355
Accrued investment income...........................................................          594                  615
Goodwill............................................................................        2,999                3,009
Value of business acquired..........................................................        2,564                2,375
Deferred policy acquisition costs and deferred sales inducements....................        1,553                1,103
Amounts due from affiliates.........................................................          206                  271
Intangible assets...................................................................        1,306                1,318
Reinsurance recoverable.............................................................        5,542                5,053
Deferred tax asset..................................................................          173                    -
Derivative asset....................................................................        5,010                1,637
Other assets........................................................................        1,155                1,763
Separate account assets.............................................................       15,645               18,949
                                                                                     ------------         ------------
   Total Assets.....................................................................     $ 92,562             $ 98,088
                                                                                     ============         ============

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                                  December 31,
                                                                                        ----------------------------
                                                                                              2008                   2007
                                                                                        ----------------------------
                                                                                                 (in millions)
Liabilities and Shareholder's Equity

Liabilities
 Future policy benefits................................................................     $ 47,291              $ 46,510
 Policyholders' funds..................................................................        8,707                11,009
 Unearned revenue......................................................................          335                   127
 Unpaid claims and claim expense reserves..............................................          299                   233
 Policyholder dividends................................................................          421                   420
 Amounts due to affiliates.............................................................           68                   226
 Short-term debt.......................................................................            4                     9
 Long-term debt........................................................................          483                   485
 Consumer notes........................................................................        1,600                 2,157
 Current income tax payable............................................................          140                    98
 Deferred income tax liability.........................................................            -                   679
 Coinsurance funds withheld............................................................        3,978                 2,801
 Derivative liability..................................................................        2,391                 1,728
 Other liabilities.....................................................................        3,080                 1,839
 Separate account liabilities..........................................................       15,645                18,949
                                                                                        -------------         ------------
     Total Liabilities.................................................................       84,442                87,270

Commitments, Guarantees, Contingencies, and Legal Proceedings (Note 11)

Minority interest......................................................................          174                   141

Shareholder's Equity
 Common stock ($10,000 par value; 33,000 shares authorized, issued, and outstanding at
   December 31, 2008 and 2007).........................................................          330                   330
 Additional paid-in capital............................................................        9,378                 9,374
 Retained (deficit) earnings...........................................................         (783)                  475
 Accumulated other comprehensive (loss) income.........................................         (979)                  498
                                                                                        -------------         ------------
     Total Shareholder's Equity........................................................        7,946                10,677
                                                                                        -------------         ------------
     Total Liabilities and Shareholder's Equity........................................     $ 92,562              $ 98,088
                                                                                        =============         ============

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            Years ended December 31,
                                                                                     ---------------------------------------
                                                                                          2008                2007
                                                                                     ---------------------------------------
                                                                                                  (in millions)
Revenues
 Premiums...........................................................................     $ (882)             $ 2,832
 Fee income.........................................................................        958                1,301
 Net investment income..............................................................      3,020                3,512
 Net realized investment and other gains (losses)...................................       (544)                 128
 Other revenue......................................................................         66                   70
                                                                                     -----------         -----------         ---
     Total revenues.................................................................      2,618                7,843

Benefits and expenses
 Benefits to policyholders..........................................................        521                4,478
 Policyholder dividends.............................................................        518                  526
 Amortization of deferred policy acquisition costs, deferred sales inducements, and
   value of business acquired.......................................................         52                  167
 Other operating costs and expenses.................................................      1,875                1,522
                                                                                     -----------         -----------         ---
     Total benefits and expenses....................................................      2,966                6,693

(Loss) income before income taxes...................................................       (348)               1,150

Income taxes........................................................................        (44)                 379
                                                                                     -----------         -----------         ---

Net (loss) income...................................................................     $ (304)               $ 771
                                                                                     ===========         ===========         ===


                                                                                      2006


Revenues
 Premiums........................................................................... $ 2,688
 Fee income.........................................................................   1,132
 Net investment income..............................................................   3,528
 Net realized investment and other gains (losses)...................................       6
 Other revenue......................................................................      31
                                                                                     --------
     Total revenues.................................................................   7,385

Benefits and expenses
 Benefits to policyholders..........................................................   4,255
 Policyholder dividends.............................................................     510
 Amortization of deferred policy acquisition costs, deferred sales inducements, and
   value of business acquired.......................................................     299
 Other operating costs and expenses.................................................   1,473
                                                                                     --------
     Total benefits and expenses....................................................   6,537

(Loss) income before income taxes...................................................     848

Income taxes........................................................................     267
                                                                                     --------

Net (loss) income...................................................................   $ 581
                                                                                     ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                    EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                         Additional          Accumulated Other     Total
                                                 Capital  Paid-in   Retained   Comprehensive   Shareholder's       Outstanding
                                                  Stock   Capital   Earnings      Income          Equity              Shares
                                             --------------------------------------------------------------------------------
                                                        (in millions, except for shares outstanding)             (in thousands)
Balance at January 1, 2006,.................      $ 330   $ 9,423    $ 276         $ 344         $ 10,373            33,000
Comprehensive income:
 Net income.................................                           581                            581
   Other comprehensive income, net of
     tax:...................................
     Net unrealized investment gains........                                          26               26
     Foreign currency translation
       adjustment...........................                                           1                1
     Minimum pension liability..............                                         (16)             (16)
     Cash flow hedges.......................                                         (76)             (76)
                                                                                               ---------------
Comprehensive income........................                                                          516

SFAS No. 158 transition adjustment..........                                         160              160
Transfer of real estate from affiliate......                  (87)                                    (87)
Share-based payments........................                  (21)                                    (21)
Employee stock option plan (ESOP)...........                   35                                      35
Dividends paid to Parent....................                          (561)                          (561)
                                             --------------------------------------------------------------------------------
Balance at December 31, 2006................      $ 330   $ 9,350    $ 296         $ 439         $ 10,415            33,000
Comprehensive income:
 Net income.................................                           771                            771
   Other comprehensive income, net of
     tax:...................................
     Net unrealized investment losses.......                                         (24)             (24)
   Pension and postretirement benefits:.....
     Change in the funded status of the
       pension plan.........................                                          16               16
     Amortization of periodic pension
       costs................................                                          (1)              (1)
     Cash flow hedges.......................                                          68               68
                                                                                               ---------------
Comprehensive income........................                                                          830

Adoption of FSP No. FAS 13-2................                          (133)                          (133)
Transfer of invested assets with affiliates.                   10                                      10
Share-based payments........................                   14                                      14
Dividends paid to Parent....................                          (459)                          (459)
                                             --------------------------------------------------------------------------------
Balance at December 31, 2007................      $ 330   $ 9,374    $ 475         $ 498         $ 10,677            33,000





Balance at January 1, 2006,.................
Comprehensive income:
 Net income.................................
   Other comprehensive income, net of
     tax:...................................
     Net unrealized investment gains........
     Foreign currency translation
       adjustment...........................
     Minimum pension liability..............
     Cash flow hedges.......................

Comprehensive income........................

SFAS No. 158 transition adjustment..........
Transfer of real estate from affiliate......
Share-based payments........................
Employee stock option plan (ESOP)...........
Dividends paid to Parent....................

Balance at December 31, 2006................
Comprehensive income:
 Net income.................................
   Other comprehensive income, net of
     tax:...................................
     Net unrealized investment losses.......
   Pension and postretirement benefits:.....
     Change in the funded status of the
       pension plan.........................
     Amortization of periodic pension
       costs................................
     Cash flow hedges.......................

Comprehensive income........................

Adoption of FSP No. FAS 13-2................
Transfer of invested assets with affiliates.
Share-based payments........................
Dividends paid to Parent....................

Balance at December 31, 2007................

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
             EQUITY AND COMPREHENSIVE INCOME (LOSS) - (CONTINUED)

                                                        Additional Retained  Accumulated Other         Total
                                                Capital  Paid-in   (Deficit)   Comprehensive       Shareholder's
                                                 Stock   Capital   Earnings    Income (Loss)          Equity
                                            ------------------------------------------------------------------------
                                                         (in millions, except for shares outstanding)
Balance at January 1, 2008.................      $ 330   $ 9,374     $ 475         $ 498             $ 10,677
 Comprehensive income:
 Net loss..................................                           (304)                              (304)
   Other comprehensive income, net of
     tax:..................................
     Net unrealized investment losses......                                       (1,874)              (1,874)
   Pension and postretirement benefits:....
     Change in the funded status of the
       pension plan........................                                         (652)                (652)
     Cash flow hedges......................                                        1,049                1,049
                                                                                               -----------------
 Comprehensive loss........................                                                            (1,781)

Adoption of SFAS No. 159...................                              7                                  7
Adoption of EITF No. 6-4 and No. 6-10......                             (1)                                (1)
Share-based payments.......................                    4                                            4
Dividends paid to Parent...................                           (960)                              (960)
                                            ------------------------------------------------------------------------
Balance at December 31, 2008...............      $ 330   $ 9,378    $ (783)       $ (979)             $ 7,946
                                            ========================================================================

                                             Outstanding
                                                Shares
                                            -----------
                                            (in thousands)
Balance at January 1, 2008.................     33,000
 Comprehensive income:
 Net loss..................................
   Other comprehensive income, net of
     tax:..................................
     Net unrealized investment losses......
   Pension and postretirement benefits:....
     Change in the funded status of the
       pension plan........................
     Cash flow hedges......................

 Comprehensive loss........................

Adoption of SFAS No. 159...................
Adoption of EITF No. 6-4 and No. 6-10......
Share-based payments.......................
Dividends paid to Parent...................
                                            -----------
Balance at December 31, 2008...............     33,000
                                            ===========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Years ended December 31,
                                                                                   ----------------------------------------
                                                                                        2008                2007
                                                                                   ----------------------------------------
                                                                                                (in millions)
Cash flows from operating activities:
Net (loss) income.................................................................     $ (304)              $ 771
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of premium and accretion of discounts, net - fixed maturities.....        196                 287
   Net realized investment and other (gains) losses...............................        544                (128)
   Amortization of deferred policy acquisition costs and deferred sales
     inducements..................................................................         (7)                 60
   Amortization of value of business acquired.....................................         59                 107
   Capitalization of deferred policy acquisition costs and deferred sales
     inducements..................................................................       (322)               (274)
   Depreciation and amortization..................................................         70                  73
   Net cash flows from trading securities.........................................         46                   -
   Decrease (increase) in accrued investment income...............................         21                  (5)
   Decrease (increase) in other assets and other liabilities, net.................        576                 632
   Increase in policyholder liabilities and accruals, net.........................      2,220               2,475
   (Decrease) increase in deferred income taxes...................................       (109)                393
                                                                                   ----------------------------------------
Net cash provided by operating activities.........................................      2,990               4,391

Cash flows from investing activities:
Sales of:
   Fixed maturities...............................................................      6,420               6,747
   Equity securities..............................................................        148               1,149
   Real estate....................................................................          7                  29
   Other invested assets..........................................................        735                 646
Maturities, prepayments, and scheduled redemptions of:
   Fixed maturities...............................................................      1,905               1,750
   Mortgage loans on real estate..................................................        835               1,975
Purchases of:
   Fixed maturities...............................................................     (6,008)             (6,900)
   Equity securities..............................................................       (230)               (326)
   Real estate....................................................................        (28)                (33)
   Other invested assets..........................................................       (773)               (935)
   Mortgage loans on real estate issued...........................................     (1,193)             (1,357)
   Net cash paid for related party real estate....................................          -                   -
   Net cash received related to sales of businesses...............................          -                   -
   Net purchases of short-term investments........................................         (5)                  -
   Increase in amounts due from affiliates........................................        (26)                  -
   Other, net.....................................................................        866                 172
                                                                                   ----------------------------------------
Net cash provided by investing activities.........................................      2,653               2,917


                                                                                     2006


Cash flows from operating activities:
Net (loss) income.................................................................   $ 581
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of premium and accretion of discounts, net - fixed maturities.....     454
   Net realized investment and other (gains) losses...............................      (6)
   Amortization of deferred policy acquisition costs and deferred sales
     inducements..................................................................     164
   Amortization of value of business acquired.....................................     135
   Capitalization of deferred policy acquisition costs and deferred sales
     inducements..................................................................    (396)
   Depreciation and amortization..................................................      28
   Net cash flows from trading securities.........................................       5
   Decrease (increase) in accrued investment income...............................     106
   Decrease (increase) in other assets and other liabilities, net.................     (91)
   Increase in policyholder liabilities and accruals, net.........................     876
   (Decrease) increase in deferred income taxes...................................     117

Net cash provided by operating activities.........................................   1,973

Cash flows from investing activities:
Sales of:
   Fixed maturities...............................................................  10,382
   Equity securities..............................................................     167
   Real estate....................................................................       9
   Other invested assets..........................................................   1,400
Maturities, prepayments, and scheduled redemptions of:
   Fixed maturities...............................................................     926
   Mortgage loans on real estate..................................................   1,877
Purchases of:
   Fixed maturities............................................................... (11,072)
   Equity securities..............................................................    (462)
   Real estate....................................................................    (449)
   Other invested assets..........................................................    (552)
   Mortgage loans on real estate issued...........................................  (1,094)
   Net cash paid for related party real estate....................................    (150)
   Net cash received related to sales of businesses...............................      38
   Net purchases of short-term investments........................................       -
   Increase in amounts due from affiliates........................................       -
   Other, net.....................................................................      60

Net cash provided by investing activities.........................................   1,080

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                    Years ended December 31,
                                                                           ------------------------------------------
                                                                                 2008                 2007                 2006
                                                                           ------------------------------------------
                                                                                         (in millions)
Cash flows from financing activities:
   Dividends paid to Parent...............................................     $  (960)             $  (459)             $  (560)
   (Increase) decrease in amounts due from affiliates.....................           -                   43                  (90)
   Increase (decrease) in amounts due to affiliates.......................          26                  (22)                   -
   Universal life and investment-type contracts deposits..................       2,615                2,216                3,413
   Universal life and investment-type contract maturities and withdrawals.      (6,526)              (6,071)              (7,408)
   Net transfers from separate accounts to policyholders' funds...........          11                   37                  277
   Excess tax benefits related to share-based payments....................           1                   15                   19
   Repayments of consumer notes, net......................................        (557)                (297)                 (34)
   Issuance of short-term debt............................................           -                    -                  478
   Issuance of long-term debt.............................................           2                    1                    3
   Repayment of short-term debt...........................................           -                 (477)                 (68)
   Repayment of long-term debt............................................          (6)                  (2)                  (8)
                                                                           ------------------------------------------
Net cash used in financing activities.....................................      (5,394)              (5,016)              (3,978)

   Net increase (decrease) in cash and cash equivalents...................         249                2,292                 (925)
   Cash and cash equivalents at beginning of year.........................       3,355                1,063                1,988
                                                                           ------------------------------------------
   Cash and cash equivalents at end of year...............................     $ 3,604              $ 3,355              $ 1,063
                                                                           ==========================================





Cash flows from financing activities:
   Dividends paid to Parent...............................................
   (Increase) decrease in amounts due from affiliates.....................
   Increase (decrease) in amounts due to affiliates.......................
   Universal life and investment-type contracts deposits..................
   Universal life and investment-type contract maturities and withdrawals.
   Net transfers from separate accounts to policyholders' funds...........
   Excess tax benefits related to share-based payments....................
   Repayments of consumer notes, net......................................
   Issuance of short-term debt............................................
   Issuance of long-term debt.............................................
   Repayment of short-term debt...........................................
   Repayment of long-term debt............................................

Net cash used in financing activities.....................................

   Net increase (decrease) in cash and cash equivalents...................
   Cash and cash equivalents at beginning of year.........................

   Cash and cash equivalents at end of year...............................


The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

Business. John Hancock Life Insurance Company ("JHLICO" or the "Company") is a wholly-owned subsidiary of John Hancock Financial Services ("JHFS"). JHFS is an indirect, wholly-owned subsidiary of MFC Financial Corporation ("MFC"), a Canadian-based, publicly traded stock life insurance company.

The Company provides a wide range of insurance and investment products to both individual and institutional customers located primarily in the United States. These products, including individual life insurance, individual and group fixed and variable annuities, individual and group long-term care insurance, and mutual funds, are sold through an extensive network of agents, securities dealers, and other financial institutions. The Company also offers investment management services with respect to the Company's separate account assets and to mutual funds and institutional customers. The Company is licensed in all fifty states.

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and or controlled subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. Partnerships, joint venture interests, and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. All significant intercompany transactions and balances have been eliminated. For further discussion regarding VIEs see Note 3
- Relationships with Variable Interest Entities.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments. The Company classifies its fixed maturity securities, other than leveraged leases, as either available-for-sale or held-for-trading and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Unrealized investment gains and losses related to held-for-trading securities are reflected in net realized investment and other gains (losses). Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premium and accretion of discounts is included in net investment income. Impairments in value deemed to be other than temporary are reported as a component of net realized investment and other gains (losses).

The Company classifies its leverage leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at the lease's expected internal rate of return.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized investment gains and losses are reflected in shareholder's equity, as described above for available-for-sale fixed maturity securities. Equity securities that do not have readily determinable fair values are carried at cost and are included in other invested assets. Impairments in value deemed to be other than temporary are reported as a component of net realized investment and other gains (losses). Dividends are recorded as income on the ex-dividend date.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premium or discount, less allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other gains (losses), other than those related to Separate Accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

Derivative Financial Instruments. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and also to manage the duration of assets and liabilities. All derivative instruments are carried on the Company's Consolidated Balance Sheets at fair value.

In certain cases, the Company uses hedge accounting by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments, as well as the offsetting changes in fair value of the hedged items, are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses).

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss continues to be reported in accumulated other comprehensive income and then is reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is not probable of occurring, the balance remaining in accumulated other comprehensive income is immediately recognized in earnings.

Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors and swaptions), the premium is amortized into net investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

The Company is a party to financial instruments that may contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether bifurcation is required. If it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract. Embedded derivatives are carried at fair value with changes in fair value reported in net realized investment and other gains (losses) or benefits to policyholders for certain separate account guarantees.

Cash and Cash Equivalents. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Goodwill, Value of Business Acquired, and Other Intangible Assets. On April 28, 2004, MFC acquired JHFS and its subsidiaries, which was accounted for using the purchase method of accounting. The allocation of purchase consideration resulted in the recognition of goodwill, value of business acquired ("VOBA"), and other intangible assets as of the acquisition date.

Goodwill recorded on the Company's Consolidated Balance Sheets represents the excess of the cost over the fair value of the Company's identifiable net assets acquired by MFC.

VOBA is the present value of estimated future profits of insurance policies in-force related to businesses acquired by MFC. The Company amortizes VOBA using the same methodology and assumptions used to amortize deferred policy acquisition costs ("DAC ") and tests for recoverability at least annually.

Other intangible assets include brand name, investment management contracts (fair value of the investment management relationships between the Company and the mutual funds managed by the Company), distribution networks, and other investment management contracts (institutional investment management contracts managed by the Company's investment management subsidiaries) recognized at the acquisition date. Brand name and investment management contracts are not subject to amortization. Distribution networks and other investment management contracts are amortized over their respective estimated lives in other operating costs and expenses.

The Company tests goodwill, brand name, and investment management contracts for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Distribution networks and other investment contracts are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever an intangible asset's fair value is deemed to be less than its carrying value.

Deferred Policy Acquisition Costs and Deferred Sales Inducements. DAC are costs that vary with, and are related primarily to, the production of new insurance business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain costs of policy issuance and underwriting, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

DAC related to participating traditional life insurance is amortized over the life of the policies at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the policies. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve, and expected annual policyholder dividends. For annuity, group pension contracts, universal life insurance, and investment-type products, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized gains (losses), and mortality and expense margins. DAC amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) has been realized, with corresponding credits or charges included in accumulated other comprehensive income.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


DAC related to non-participating traditional life and long-term care insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

The Company offers sales inducements, including enhanced crediting rates or bonus payments, to contract holders on certain of its individual annuity products. The Company defers sales inducements and amortizes them over the life of the underlying contracts using the same methodology and assumptions used to amortize DAC.

Reinsurance. The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Consolidated Statements of Operations reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Separate Account Assets and Liabilities. Separate account assets and liabilities reported on the Company's Consolidated Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contract holders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, surrenders, net investment income, net realized investment and other gains (losses), and the related liability changes of separate accounts are offset within the same line item in the Consolidated Statements of Operations. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

Future Policy Benefits and Policyholders' Funds. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented approximately 51% of the Company's traditional life net insurance in-force at December 31, 2008 and 2007, and 93%, 93%, and 92% of the Company's traditional life net insurance premiums for the years ended December 31, 2008, 2007, and 2006, respectively.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, and interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management.

For non-participating traditional life insurance policies, and accident and health policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, morbidity, persistency, interest, and expenses established at the policy issue or acquisition date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the total of the policyholder account values before surrender charges, additional reserves established to adjust for lower market interest rates as of the acquisition date, and additional reserves established on certain guarantees offered in certain investment-type products. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


Components of policyholders' funds were as follows:

                                                         December 31,
                                                  --------------------------
                                                       2008                 2007
                                                  --------------------------
                                                        (in millions)
Guaranteed investment contracts..................     $ 1,057             $  1,804
Funding agreements...............................       3,644                5,253
Other investment-type contracts..................       1,975                1,996
                                                  --------------------------
 Total liabilities for investment-type contracts.       6,676                9,053
Individual annuities.............................         108                   91
Universal life and other.........................       1,923                1,865
                                                  --------------------------
Total policyholders' funds.......................     $ 8,707             $ 11,009
                                                  ==========================

Included in funding agreements at December 31, 2008 and 2007, are $4 billion and $5 billion, respectively, of funding agreements purchased from the Company by special purpose entities ("SPEs"), which in turn issued medium-term notes to global investors that are non-recourse to the Company. The SPEs are not consolidated in the Company's consolidated financial statements.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

Policyholder Dividends. Policyholder dividends for the closed block are approved annually by the Company's Board of Directors. The aggregate amount of policyholder dividend is calculated based upon actual interest, mortality, morbidity, and persistency, as well as management's judgment as to the proper level of statutory surplus to be retained by the Company. For additional information on the closed block see Note 6 -- Closed Block.

Revenue Recognition. Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Premiums from long-term care insurance contracts are recognized as income when due.

Deposits related to universal life and investment-type contracts are credited to policyholders' account balances. Revenues from these contracts, as well as annuities, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

Fee income also includes advisory fees, broker-dealer commissions and fees, and administration service fees. Such fees and commissions are recognized in the period in which services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income when received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods ranging from one to six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to the Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

Share-Based Payments. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") on January 1, 2006. The standard requires that the costs resulting from share-based payment transactions with employees be recognized in the financial statements utilizing a fair value based measurement method.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


Certain Company employees are provided compensation in the form of stock options, deferred share units, and restricted share units in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units granted by MFC to Company employees is recognized in the accounts of the Company over the vesting periods of the units. The intrinsic fair value of the restricted share units granted by MFC to the Company's employees is recognized in the accounts of the Company over the vesting periods of the units. The share-based payments are a legal obligation of MFC, but in accordance with U.S. GAAP, are recorded in the accounts of the Company in other operating costs and expenses.

Upon adoption of SFAS No. 123(R), the Company was required to determine the portion of additional paid-in capital that was generated from the realization of excess tax benefits prior to the adoption of SFAS No. 123(R) available to offset deferred tax assets that may need to be written off in future periods had the Company adopted the SFAS No. 123 fair value recognition provisions in 2001. The Company elected to calculate this "pool" of additional paid-in capital using the shortcut method as permitted by FASB Staff Position
No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. For the years ended December 31, 2008 and 2007, the Company recognized $1 million and $15 million, respectively, of excess tax benefits related to share-based payments in the Consolidated Statement of Cash Flows. Upon adoption in 2006, the Company recognized $19 million of excess tax benefits related to share-based payments, which was reclassified from net operating cash flows to net financing cash flows.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

Foreign Currency. Assets and liabilities relating to foreign operations are translated into U.S dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated using the average exchange rates during the year. The resulting net translation adjustments for each year are included in accumulated other comprehensive income. Gains or losses on foreign currency transactions are reflected in earnings.

Recent Accounting Pronouncements

   FASB Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF No. 99-20-1")

In January 2009, the FASB issued FSP EITF No. 99-20-1 which helps conform the impairment guidance in EITF No. 99-20 to the impairment guidance of SFAS
No. 115. EITF No. 99-20 applies to debt securities backed by securitized financial assets ("ABS"), which are of less than high credit quality and can be contractually prepaid in a way that the investor could lose part of its investment. These securities are categorized as available for sale and have fair values below their carrying values. FSP EITF No. 99-20-1 allows the Company to consider its own expectations generally about probabilities that the ABS can and will be held until the fair values recover, while assessing whether the ABS is other than temporarily impaired. EITF No. 99-20 formerly required the Company to consider only market participant expectations about the ABS future cash flows in this situation. FSP EITF No. 99-20-1 was effective for the Company on December 31, 2008. Adoption of FSP EITF No. 99-20-1 on January 1, 2009 did not result in any impact to the Company's financial statements.

   FASB Staff Position SFAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP SFAS. No. 132R-1")

In December 2008, the FASB issued FSP SFAS No. 132R-1 which requires enhanced disclosures of the assets of the Company's pension and other postretirement benefit plans in the Company's financial statements. FSP SFAS No. 132R-1 requires a narrative description of investment policies and strategies for plan assets, and discussion of long term rate of return assumptions for plan assets. FSP SFAS No. 132R-1 requires application of SFAS No. 157 style disclosures to fair values of plan assets, including disclosure of fair values of plan assets sorted by asset category and valuation levels 1, 2 and 3, with roll

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)

forward of level 3 plan assets, and discussion of valuations processes used. FSP SFAS No. 132R-1 will be effective for the Company's financial statements at December 31, 2009.

   FASB Staff Position SFAS No. 140-4 and FIN No. 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP SFAS No. 140-4 and FIN No. 46R-8")

In December 2008, the FASB issued FSP SFAS No. 140-4 and FIN No. 46(R)-8 which requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. While the Company is not involved in securitizing financial assets, it does have significant relationships with VIEs. This FSP was effective for the Company at December 31, 2008 and resulted in enhanced disclosures about the Company's relationships with VIEs.

   Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161")

In March 2008, the FASB issued SFAS No. 161 which provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and related hedged items which are accounted for under SFAS
No. 133. SFAS No. 161 will be effective for the Company's financial statements in 2009. The adoption of this guidance will have no impact on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations.

   Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157")

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. SFAS No. 157 provides guidance on how to measure fair value when required under existing accounting standards. SFAS
No. 157 establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, sorted into three levels ("Level 1, 2, and 3") with the most observable input level being Level
1. The adoption of this standard did not have any impact on the Company's financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position (FSP) SFAS No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 ("SFAS No. 13") and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP SFAS No. 157-1") which amends SFAS No. 157 to provide a scope exception from SFAS No. 157 for the evaluation criteria on lease classification and capital lease measurement under Statement of Financial Accounting Standards No. 13, "Accounting for Leases," and other related accounting pronouncements. As a result of adopting FSP SFAS No. 157-1 as of January 1, 2008, the Company does not apply the provisions of SFAS No. 157 to its leases.

In February 2008, the FASB issued FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS No. 157-2") which delayed the effective date of SFAS No. 157 to the Company's fiscal years beginning January 1, 2009 for nonfinancial assets and liabilities which are not fair valued on a recurring basis. As a result of the issuance of FSP SFAS No. 157-2, the Company did not apply the provisions of SFAS No. 157 to nonfinancial assets and liabilities during 2008. Expiration of FSP SFAS No. 157-2's deferral on January 1, 2009 did not result in any impact to the Company's financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3 which provides additional guidance on determining fair values of illiquid securities. This FSP was immediately effective, retroactive to prior reporting periods for which financial statements had not yet been issued. The Company determined that the provisions of FSP SFAS No. 157-3 did not impact the assessment of fair values of any of its financial assets or liabilities.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


   Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159")

In February 2007, the FASB issued SFAS No. 159 to provide companies with the opportunity to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on an instrument-by-instrument basis.

On January 1, 2008, the Company elected to adopt SFAS No. 159 for certain bonds classified as available-for-sale which support certain actuarial liabilities to participating policyholders. The book and market values for these bonds prior to the election of SFAS No. 159 were $1,308 million and $1,314 million, respectively. The amount of net unrealized gains reclassified from accumulated other comprehensive income on January 1, 2008 was $6 million. The actuarial liabilities in these products are recorded at fair value through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS No. 159 resulted in an adjustment to retained earnings of $7 million as of January 1, 2008.

   Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160")

In December 2007, the FASB issued SFAS No. 160 which establishes accounting guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 will require that non-controlling interest be included in shareholder equity and separately reported there, that a consolidated entity's net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company's statement of changes in equity, and that changes in a parent's ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the company's own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS No. 160 will be effective for the Company's financial statements in 2009, and will be applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively. Adoption of this guidance will have no impact on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations.

   FASB Staff Position Fin No. 39-1, "Amendment of Offsetting of Amounts Related to Certain Contracts" ("FSP FIN No. 39-1")

In April 2007, the FASB issued FSP FIN No. 39-1 to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN No. 39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. The Company early adopted FSP FIN No. 39-1 in the quarter ended December 31, 2007, changing its accounting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty. This accounting policy change was applied retrospectively to all periods presented, resulting in an increase in derivative assets equally offset by an increase in derivative liabilities at December 31, 2007 and 2006 of $572 million and $469 million, respectively.

Emerging Issues Task Force Issue No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF No. 06-10")

In March 2007, the Emerging Issues Task Force of the FASB issued EITF
No. 06-10. EITF No. 06-10 requires employers to recognize a liability for the postretirement benefit related to collateral assignment split-dollar life insurance arrangements in accordance with SFAS No. 106 or APB No. 12. EITF No. 06-10 also requires employers to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement.

EITF No. 06-10 was effective for the Company's financial statements beginning January 1, 2008. The impact of adoption was recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Adoption of EITF No. 06-10 did not have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


   Emerging Issues Task Force Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF No. 06-4")

In September 2006, the Emerging Issues Task Force of the FASB issued EITF
No. 06-4. EITF No. 06-4 requires employers that enter into endorsement split-dollar life insurance arrangements that provide an employee with a postretirement benefit to recognize a liability for the future benefits promised based on the substantive agreement made with the employer in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"), or Accounting Principles Board Opinion No. 12, "Omnibus Opinion" ("APB No. 12"). Whether the accrual is based on a death benefit or on the future cost of maintaining the insurance depends on what the employer has effectively agreed to provide during the employee's retirement. The purchase of an endorsement-type life insurance policy does not qualify as a settlement of the liability.

EITF No. 06-4 was effective for the Company's financial statements beginning January 1, 2008. The impact of adoption was recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Adoption of EITF No. 06-4 did not have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

   FASB Staff Position No. SFAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" ("FSP No. SFAS 13-2")

In September 2006, the FASB issued FSP No. SFAS 13-2 which requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.

FSP SFAS No. 13-2 was effective for the Company's financial statements beginning January 1, 2007 and cannot be retrospectively applied. Adoption of FSP No. SFAS 13-2 resulted in a charge to opening retained earnings at January 1, 2007 of $133 million net of tax.

   FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN No. 48")

In June 2006, the FASB issued FIN No. 48 which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN No. 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both (a) and (b). FIN No. 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN No. 48 was effective for the Company's consolidated financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 consolidated retained earnings. Adoption of FIN No. 48 had no impact on the Company's Consolidated Balance Sheets at December 31, 2007 or Consolidated Statements of Operations for the year ended December 31, 2007.

   AICPA Statement of Position No. 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP No. 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP
No. 05-1. SOP No. 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Summary of Significant Accounting Policies - (continued)


SOP No. 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP No. 05-01 as of January 1, 2007, there was no impact to the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

   Statement of Financial Accounting Standards No. 158," Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS No. 158")

In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires the Company to recognize in its statement of financial position either assets or liabilities for the overfunded or underfunded status of its defined benefit postretirement plans. Changes in the funded status of a defined benefit postretirement plan are recognized in accumulated other comprehensive income in the year the changes occur.

SFAS No. 158 was effective for the Company on December 31, 2006. As a result of the Company's adoption of SFAS No. 158, the Company recorded an increase to accumulated other comprehensive income of $160 million (net of tax) as of December 31, 2006 to recognize the funded status of its defined benefit pension and other postretirement benefit plans.

   Emerging Issues Task Force Issue No. 04-5, 'Determining Whether a General Partner or the General Partners as a Group Controls a Limited Partnership or a Similar Entity When the Limited Partners Have Certain Rights' ("EITF No. 04-5")

In July 2005, the Emerging Issues Task Force of the FASB issued EITF No. 04-5. EITF No. 04-5 mandates a rebuttable presumption that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability to remove the general partner without cause by action of simple majority) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should instead be followed.

EITF No. 04-5 was effective for the Company on January 1, 2006. Adoption required consolidation of three limited partnerships which the Company manages. Consolidation of two partnerships into the Company's general account as of December 31, 2006 resulted in an increase in other invested assets of $128 million and an increase in minority interest of $128 million. Consolidation of one partnership into the Company's separate accounts as of December 31, 2006 resulted in an increase in separate account assets of $58 million and an increase in separate account liabilities of $58 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments

Fixed Maturities and Equity Securities

The Company's investments in fixed maturities and equity securities classified as available-for-sale are summarized below:

                                                                                   December 31, 2008
                                                                 -----------------------------------------------------
                                                                                    Gross      Gross
                                                                                  Unrealized Unrealized
                                                                   Amortized Cost   Gains      Losses        Fair Value
                                                                 -----------------------------------------------------
                                                                                     (in millions)
Fixed maturities and equity securities:
   Corporate securities.........................................     $ 29,636       $ 355     $ 3,040         $ 26,951
   Asset-backed and mortgage-backed securities..................        5,827          42         697            5,172
   Obligations of states and political subdivisions.............           68           3           2               69
   Debt securities issued by foreign governments................           88           -          25               63
   U.S. Treasury securities and obligations of U.S. government
     corporations and agencies..................................          483          97           -              580
   Other fixed maturities/(1)/..................................        1,976           -           -            1,976
                                                                 -----------------------------------------------------
   Total fixed maturities available-for-sale at fair value......       38,078         497       3,764           34,811
   Equity securities available-for-sale.........................          205          10          14              201
                                                                 -----------------------------------------------------
   Total fixed maturities and equity securities.................     $ 38,283       $ 507     $ 3,778         $ 35,012
                                                                 =====================================================

                                                                                   December 31, 2007
                                                                 -----------------------------------------------------
                                                                                    Gross      Gross
                                                                                  Unrealized Unrealized
                                                                  Amortized Cost    Gains      Losses        Fair Value
                                                                 -----------------------------------------------------
                                                                                     (in millions)
Fixed maturities and equity securities:
   Corporate securities.........................................     $ 32,801       $ 413      $  472         $ 32,742
   Asset-backed and mortgage-backed securities..................        7,586          69          58            7,597
   Obligations of states and political subdivisions.............           27           -           -               27
   Debt securities issued by foreign governments................          141           2           3              140
   U.S. Treasury securities and obligations of U.S. government
     corporations and agencies..................................          318           9           -              327
   Other fixed maturities/(1)/..................................        2,006           -           -            2,006
                                                                 -----------------------------------------------------
   Total fixed maturities available-for-sale at fair value......       42,879         493         533           42,839
   Equity securities available-for-sale.........................          122          29           3              148
                                                                 -----------------------------------------------------
   Total fixed maturities and equity securities.................     $ 43,001       $ 522      $  536         $ 42,987
                                                                 =====================================================

/(1)/ The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at each lease's expected internal rate of return.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


The amortized cost and fair value of available-for-sale fixed maturities at December 31, 2008, by contractual maturity, are shown below:

                                                  Amortized Cost Fair Value
                                                  -------------------------
                                                        (in millions)
    Fixed maturities:
    Due in one year or less......................    $   1,792    $  1,756
    Due after one year through five years........       10,161       9,596
    Due after five years through ten years.......        8,384       7,576
    Due after ten years..........................        9,938       8,735
                                                   -----------    --------
                                                        30,275      27,663
    Asset-backed and mortgage-backed securities..        5,827       5,172
                                                   -----------    --------
       Total fixed maturities available-for-sale.     $ 36,102    $ 32,835
                                                   ===========    ========

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Fixed Maturities and Equity Securities Impairment Review

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. These risks and uncertainties include (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer,
(2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed maturity securities and equity securities are net of the other-than-temporary impairment charges.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual available-for-sale fixed maturity securities and equity securities have been in a continuous unrealized loss position:

 Unrealized Losses on Available-For-Sale Fixed Maturity Securities and Equity
                        Securities -- By Investment Age

                                                                  Year ended December 31, 2008
                                                  -------------------------------------------------------------
                                                   Less than 12 months   12 months or more         Total
                                                  -------------------------------------------------------------

                                                    Carrying Unrealized Carrying Unrealized Carrying Unrealized
                                                     Value     Losses    Value     Losses    Value     Losses
                                                  -------------------------------------------------------------
                                                                           (in millions)
Corporate securities.............................   $ 12,785  $ 1,485   $  7,849  $ 1,555   $ 20,634  $ 3,040
Asset-backed and mortgage-backed securities......      2,422      332      1,340      365      3,762      697
Obligations of states and political subdivisions.         18        1         11        1         29        2
Debt securities issued by foreign governments....          -        -         61       25         61       25
                                                  -------------------------------------------------------------
Total fixed maturities available-for-sale........     15,225    1,818      9,261    1,946     24,486    3,764
Equity securities available-for-sale.............        106       12          6        2        112       14
                                                  -------------------------------------------------------------
Total............................................   $ 15,331  $ 1,830   $  9,267  $ 1,948   $ 24,598  $ 3,778
                                                  =============================================================

                                                                  Year ended December 31, 2007
                                                  -------------------------------------------------------------
                                                   Less than 12 months   12 months or more         Total
                                                  -------------------------------------------------------------

                                                   Carrying  Unrealized Carrying Unrealized Carrying Unrealized
                                                    Value      Losses    Value     Losses    Value     Losses
                                                  -------------------------------------------------------------
                                                                           (in millions)
Corporate securities.............................   $  5,167  $   122   $ 11,408   $  350   $ 16,575   $  472
Asset-backed and mortgage-backed securities......      1,009       21      1,723       37      2,732       58
Debt securities issued by foreign governments....        105        3          2        -        107        3
                                                  -------------------------------------------------------------
Total fixed maturities available-for-sale........      6,281      146     13,133      387     19,414      533
Equity securities available-for-sale.............         14        3          5        -         19        3
                                                  -------------------------------------------------------------
Total............................................   $  6,295  $   149   $ 13,138   $  387   $ 19,433   $  536
                                                  =============================================================

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade available-for-sale fixed maturity securities increased to $675 million at December 31, 2008 from $65 million at December 31, 2007.

At December 31, 2008 and 2007, there were 1,800 and 1,500 available-for-sale fixed maturity securities with an aggregate gross unrealized loss of $3,764 million and $533 million, respectively, of which the single largest unrealized loss was $48 million and $8 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


At December 31, 2008 and 2007 there were 243 and 8 equity securities with an aggregate gross unrealized loss of $14 million and $3 million, respectively, of which the single largest unrealized loss was $2 million and $1 million, respectively. The Company anticipates that these equity securities will recover in value in the near term.

Available-for-sale securities with amortized cost of $128 million were non-income producing for the year ended December 31, 2008. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2008.

Securities Lending

The Company participated in a security lending program for the purpose of enhancing income on securities held in 2008 and 2007, but there were no securities on loan and no collateral held as of December 31, 2008. At
December 31, 2007, $243 million of the Company's securities, at market value, were on loan to various brokers/dealers, and were fully collateralized by cash and highly liquid securities. The market value of the loaned securities was monitored on a daily basis, and the collateral was maintained at a level of at least 102% of the loaned securities' market value.

Assets on Deposit

As of December 31, 2008 and 2007, fixed maturity securities with a fair value of $50 million and $57 million, respectively, were on deposit with government authorities as required by law.

Mortgage Loans on Real Estate

At December 31, 2008, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

Collateral              Carrying            Geographic              Carrying
Property Type            Amount             Concentration            Amount
------------------------------------        -----------------------------------
                      (in millions)                               (in millions)
Apartments               $ 1,409            East North Central      $    971
Hotels                        18            East South Central           365
Industrial                 1,158            Middle Atlantic            1,488
Office buildings           1,920            Mountain                     677
Retail                     2,902            New England                  837
Multi family                   -            Pacific                    2,667
Mixed use                    126            South Atlantic             1,581
Agricultural                 821            West North Central           356
Agri Business              1,113            West South Central           762
Other                        400            Canada/Other                 163

Allowance for losses        (24)            Allowance for losses        (24)
                         -------                                    --------

Total                    $ 9,843            Total                   $  9,843
                         =======                                    ========

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                              Balance at Beginning                      Balance at End
                                   of Period       Additions Deductions   of Period
                              --------------------------------------------------------
                                                   (in millions)

Year ended December 31, 2008.         $ 14           $ 13       $ 3          $ 24

Year ended December 31, 2007.           38              8        32            14

Year ended December 31, 2006.           67             25        54            38

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


Mortgage loans with carrying value of $35 million were non-income producing for the year ended December 31, 2008. At December 31, 2008, mortgage loans with a carrying value of $14 million were delinquent by less than 90 days and $2 million were delinquent by 90 days or more.

The total recorded investment in mortgage loans considered to be impaired, along with the related provision for losses, was as follows:

                                                                  December 31,
                                                                  -------------
                                                                    2008   2007
                                                                  ------ ------
                                                                  (in millions)
Impaired mortgage loans on real estate with provision for losses.   $ 59  $ 34
Provision for losses.............................................   (24)  (14)
                                                                  ------  ----
Net impaired mortgage loans on real estate.......................   $ 35  $ 20
                                                                  ======  ====

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                       Years ended December 31,
                                                     --------------------------
                                                       2008     2007     2006
                                                     --------------------------
                                                        (in millions)
      Average recorded investment in impaired loans.  $ 46     $ 82    $ 181
      Interest income recognized on impaired loans..     -        -        -

Investment Real Estate

Investment real estate of $43 million and $39 million was non-income producing for the years ended December 31, 2008 and 2007, respectively. Depreciation expense on investment real estate was $22 million, $27 million, and $18 million, in 2008, 2007, and 2006, respectively. Accumulated depreciation was $119 million and $93 million at December 31, 2008 and 2007, respectively.

Equity Method Investments

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $2,382 million and $2,098 million at December 31, 2008 and 2007, respectively. Total combined assets of such investments were $31,596 million and $20,832 million (consisting primarily of investments) and total combined liabilities were $10,016 million and $2,396 million (including $6,869 million and $2,213 million of debt) at December 31, 2008 and 2007, respectively. Total combined revenues and expenses of these investments in 2008 were $3,012 million and $3,382 million, respectively, resulting in $370 million of total combined loss from operations. Total combined revenues and expenses of these investments in 2007 were $1,284 million and $1,007 million, respectively, resulting in $277 million of total combined income from operations. Total combined revenues and expenses in 2006 were $1,398 million and $938 million, respectively, resulting in $460 million of total combined income from operations. Net investment income on investments accounted for on the equity method totaled $4 million, $213 million, and $185 million in 2008, 2007, and 2006, respectively. Depending on the timing of receipt of the audited financial statements of these other assets, the above investee level financial data may be up to one year in arrears.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 2 -- Investments - (continued)


Net Investment Income and Net Realized Investment and Other Gains (Losses)

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

                                                        Years ended December 31,
                                                       --------------------------
                                                          2008     2007    2006
                                                       --------------------------
                                                             (in millions)
Net investment income
   Fixed maturities...................................   $  2,373 $ 2,624 $ 2,664
   Equity securities..................................          6       7      41
   Mortgage loans on real estate......................        553     538     578
   Investment real estate.............................         59      81      60
   Policy loans.......................................        120     119     113
   Short-term investments.............................         89     106      72
   Other..............................................          1     222     159
                                                       --------------------------
   Gross investment income............................      3,201   3,697   3,687

       Less investment expenses.......................        181     185     159
                                                       --------------------------

Net investment income.................................   $  3,020 $ 3,512 $ 3,528
                                                       ==========================

Net realized investment and other gains (losses)
   Fixed maturities...................................  $ (1,522) $ (110)  $   25
   Equity securities..................................        (1)      86      41
   Mortgage loans on real estate......................       (24)      63      42
   Derivatives and other invested assets..............        814      98   (103)
   Amounts credited to participating contract holders.        189     (9)       1
                                                       --------------------------

Net realized investment and other gains (losses)......   $  (544)  $  128  $    6
                                                       ==========================

The change in net unrealized loss on fixed maturities classified as held-for-trading of $216 million is included in net realized investment losses for the year ended December 31, 2008. There were no fixed maturities classified as held-for-trading for the years ended December 31, 2007 and 2006.

For 2008, 2007, and 2006, net investment income passed through to participating contract holders as interest credited to policyholders' account balances amounted to $137 million, $131 million, and $134 million, respectively.

Gross gains were realized on the sale of available-for-sale securities of $148 million, $215 million, and $294 million for the years ended December 31, 2008, 2007, and 2006, respectively, and gross losses were realized on the sale of available-for-sale securities of $23 million, $49 million, and $158 million for the years ended December 31, 2008, 2007, and 2006, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $1,414 million, $312 million, and $135 million for the years ended December 31, 2008, 2007, and 2006, respectively, were recognized in the Consolidated Statements of Operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Relationships with Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities ("VIEs") in accordance with FASB Interpretation
No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003) ("FIN No. 46(R)")." Under FIN No. 46(R), the variable interest holder, if any, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity's expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company's involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

Consolidated Variable Interest Entities

The Company's separate accounts are considered the primary beneficiary of certain timberland VIEs, as discussed further below. The consolidation of these VIEs in the separate accounts of the Company resulted in an increase in separate account assets of $192 million, with an equal increase in separate account liabilities at December 31, 2008 and an increase in separate account assets of $191 million, with an equal increase in separate account liabilities at December 31, 2007.

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general assets; rather they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

Significant Variable Interests in Unconsolidated Variable Interest Entities

The following table presents the total assets of, investment in, and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests, but it is not the primary beneficiary, and which have not been consolidated. The Company does not record any liabilities related to the unconsolidated VIEs.

                                                       December 31,
                                      ----------------------------------------------
                                                           2008
                                      ----------------------------------------------
                                                                       Maximum
                                                       Investment   Exposure to Loss
                                        Total Assets      (1)             (2)
                                      ----------------------------------------------
                                                      (in millions)
Collateralized debt obligations (3)..    $ 2,039        $   27          $   27
Real estate limited partnerships (4).      1,066           386             389
Timber funds (5).....................      5,208           163             169
                                      ----------------------------------------------
Total................................    $ 8,313        $  576          $  585
                                      ==============================================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Relationships with Variable Interest Entities (continued)


                                                       December 31,
                                      ----------------------------------------------
                                                           2007
                                      ----------------------------------------------
                                                                       Maximum
                                                       Investment   Exposure to Loss
                                        Total Assets      (1)             (2)
                                      ----------------------------------------------
                                                      (in millions)
Collateralized debt obligations (3)..    $ 5,800        $   29          $   29
Real estate limited partnerships (4).      1,091           408             419
Timber funds (5).....................      2,459           128             162
                                      ----------------------------------------------
Total................................    $ 9,350        $  565          $  610
                                      ==============================================

    (1)The Company's investments in unconsolidated VIEs are included in other invested assets on the Consolidated Balance Sheets.

    (2)The maximum exposure to loss related to collateralized debt obligations ("CDOs") and other investments is limited to the investment reported on the Company's Consolidated Balance Sheets. The maximum exposure to loss related to real estate limited partnerships and timber funds is limited to the Company's investment plus unfunded capital commitments. The maximum loss is expected to occur only upon bankruptcy of the issuer or investee or as a result of a natural disaster in the case of the timber funds.

    (3)The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as CDOs, for which it collects a management fee. In addition, the Company may invest in debt or equity securities issued by these CDOs or by CDOs managed by others. CDOs raise capital by issuing debt and equity securities and use the proceeds to purchase investments.

    (4)Real estate limited partnerships include partnerships established for the purpose of investing in real estate that qualifies for low income housing and/or historic tax credits. Limited partnerships are owned by a general partner, who manages the business, and by limited partners, who invest capital, but have limited liability and are not involved in the partnerships' management. The Company is typically the sole limited partner or investor member of each and is not a general partner or managing member.

    (5)The Company acts as investment manager for the VIEs owning the timberland properties ("timber funds"), which the general fund and institutional separate accounts invest in. Timber funds are investment vehicles used primarily by large institutional investors, such as public and corporate pension plans, whose primary source of return is derived from the growth and harvest of timber and long-term appreciation of the property. The primary risks of timberland investing include market uncertainty (fluctuation of timber and timberland investments), relative illiquidity (compared to stocks and other investment assets), and environmental risk (natural hazards or legislation related to threatened or endangered species). These risks are mitigated through effective investment management and geographic diversification of timberland investments. The Company collects an advisory fee from each timber fund and is also eligible for performance and forestry management fees.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives and Hedging Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and to manage the duration of assets and liabilities.

Fair Value Hedges. The Company uses interest rate futures contracts, interest rate swap agreements, and cancelable interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

Cross currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Cross currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on cross currency rate swap agreements is accrued and recognized as a component of net investment income.

For the years ended December 31, 2008, 2007, and 2006, the Company recognized net losses of $25 million, and net gains of $67 million, and $19 million, respectively, related to the ineffective portion of its fair value hedges and did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. These amounts are recorded in net realized investment and other gains (losses). In 2008, the Company had no hedges of firm commitments.

Cash Flow Hedges. The Company uses interest rate swap agreements to hedge the variable cash flows associated with future fixed income asset acquisitions, which will support the Company's long-term care and life insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products. During the periods in the future when the acquired assets are held by the Company, the accumulated gain or loss will be amortized into investment income as a yield adjustment on the assets.

For the years ended December 31, 2008, 2007, and 2006, the Company recognized net gains of $30 million, $8 million, and $3 million, respectively, related to the ineffective portion of its cash flow hedges. These amounts were recorded in net realized investment and other gains (losses). For the years ended
December 31, 2008, 2007, and 2006, all of the Company's hedged forecast transactions qualified as cash flow hedges.

For the years ended December 31, 2008, 2007, and 2006, net gains of $47 million, $4 million, and $5 million, respectively, were reclassified from accumulated other comprehensive income to net income. It is anticipated that net gains of approximately $26 million will be reclassified from accumulated other comprehensive income to earnings within the next 12 months. The maximum length for which variable cash flows are hedged is 30 years.

For the years ended December 31, 2008, 2007, and 2006, no cash flow hedges were discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2008, 2007, and 2006, net gains of $1,049 million, net gains of $68 million, and net losses of $76 million, respectively, representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges were added to accumulated other comprehensive income.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives and Hedging Instruments - (continued)


Derivatives Not Designated as Hedging Instruments. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swaps, interest rate futures contracts, credit default swaps, and interest rate cap and floor agreements to manage exposure to interest rates without designating the derivatives as hedging instruments. Interest rate cap agreements are contracts with counterparties which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts expensed on interest rate cap agreements are recorded as an adjustment to net investment income.

In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

For the years ended December 31, 2008, 2007, and 2006, net gains of $332 million and $32 million, and net losses of $58 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts are recorded in net realized investment and other gains (losses).

Embedded Derivatives. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include fixed maturities, reinsurance contracts, and participating pension contracts.

Outstanding derivative instruments were as follows:

                                                                                   December 31,
                                                               -----------------------------------------------------
                                                                          2008                       2007
                                                               -----------------------------------------------------
                                                                 Notional Carrying  Fair   Notional Carrying   Fair
                                                                  Amount   Value    Value   Amount   Value     Value
                                                               -----------------------------------------------------
                                                                                   (in millions)
Assets:
Derivatives:
 Interest rate swap agreements................................   $ 21,073 $ 4,424  $ 4,424 $ 16,346 $   979  $   979
 Interest rate cap agreements.................................        437       -        -      742       -        -
 Cross currency rate swap agreements..........................      1,639     410      410    2,365     656      656
 Credit default swaps.........................................         55      12       12       65       1        1
 Total return swap agreements.................................          -       -        -       36       1        1
 Embedded derivatives - fixed maturities......................          -       -        -       15       -        -
 Embedded derivatives - reinsurance and participating pension
   contracts..................................................          -     164      164        -       -        -
                                                               -----------------------------------------------------
Total Assets..................................................   $ 23,204 $ 5,010  $ 5,010 $ 19,569 $ 1,637  $ 1,637
                                                               =====================================================

Liabilities:
Derivatives:
 Interest rate swap agreements................................   $ 14,635 $ 1,903  $ 1,903 $ 12,334 $   523  $   523
 Cross currency rate swap agreements..........................      1,800     469      469    3,346   1,017    1,017
 Credit default swaps.........................................         12       -        -      105       1        1
 Total return swap agreements.................................         14      12       12        -       -        -
 Embedded derivatives - fixed maturities......................        176       7        7      175       4        4
 Embedded derivatives - reinsurance and participating pension
   contracts..................................................          -       -        -        -     181      181
 Foreign exchange forward agreements..........................          -       -        -        8       2        2
                                                               -----------------------------------------------------
Total Liabilities.............................................   $ 16,637 $ 2,391  $ 2,391 $ 15,968 $ 1,728  $ 1,728
                                                               =====================================================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives and Hedging Instruments - (continued)


Credit Risk. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date.

The Company manages its credit risk by entering into transactions with credit worthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for a netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2008 and 2007, the Company had accepted collateral consisting of various securities with a fair value of $2,247 million and $753 million, respectively, which is held in separate custodial accounts. In addition, as of December 31, 2008 and 2007, the Company pledged collateral of $107 million and $172 million, respectively, which is included in fixed maturities on the Consolidated Balance Sheets.

Note 5 -- Income Taxes

JHLICO and its subsidiaries join JHFS and other affiliates in filing a consolidated tax return. In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

Income before income taxes includes the following:

                                          Years ended December 31,
                                          -----------------------
                                             2008     2007   2006
                                          -----------------------
                                               (in millions)
              Domestic...................   $ (376)  $ 1,122 $ 820
              Foreign....................        28       28    28
                                          -----------------------
              Income before income taxes.   $ (348)  $ 1,150 $ 848
                                          =======================

The components of income taxes were as follows:

                                              Years ended December 31,
                                              ----------------------
                                                 2008     2007   2006
                                              ----------------------
                                                  (in millions)
           Current taxes:
              Federal........................    $  55   $  (28) $ 129
              Foreign........................        2         9     4
              State..........................        5         5     4
                                              ----------------------
              Total..........................       62      (14)   137
                                              ----------------------

           Deferred taxes:
              Federal........................    (109)       398   128
              Foreign........................        2       (4)     3
              State..........................        1       (1)   (1)
                                              ----------------------
              Total..........................    (106)       393   130
                                              ----------------------

           Total income tax (credit) expense.   $ (44)    $  379 $ 267
                                              ======================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5 -- Income Taxes - (continued)


A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations follows:

                                                   Years ended December 31,
                                                 ----------------------------
                                                       2008     2007   2006
                                                 ----------------------------
                                                        (in millions)
   Tax at 35%...................................   $ (122)      $ 403 $   297
   Add (deduct):
      Prior year taxes..........................       104/(1)/   (3)    (27)
      Tax credits...............................      (53)       (57)    (61)
      Tax-exempt investment income..............         2       (22)    (17)
      Lease income..............................         3         22      13
      Unrecognized tax benefits.................        13         24      52
      Other.....................................         9         12      10
                                                 ----------------------------

          Total income tax (credit) expense.....   $  (44)      $ 379  $  267
                                                 ============================

/(1) /During 2008, the Company performed a detailed analysis of its tax-basis balance sheet and related deferred tax balances. This analysis resulted in a $115 million increase in the 2008 net deferred tax liability balance due to book/tax differences attributable to prior years. This increase is included in the prior year taxes line above.

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each Consolidated Balance Sheets date. Deferred tax assets and liabilities consisted of the following:

                                                              December 31,
                                                            ----------------
                                                               2008   2007
                                                            ----------------
                                                             (in millions)
    Deferred tax assets:
       Policy reserve adjustments..........................   $  781 $ 1,008
       Net operating loss carryforwards....................      305       -
       Tax credits.........................................      421     369
       Other comprehensive income..........................      522       -
       Securities and other investments....................      177      87
       Deferred compensation...............................      189      24
       Deferred policy acquisition costs...................        2      75
       Federal interest deficiency.........................      206     140
       Dividends payable to policyholders..................      109     108
       Other...............................................      112     112
                                                            ----------------
           Total deferred tax assets.......................    2,824   1,923
                                                            ----------------

    Deferred tax liabilities:
       Securities and other investments....................    1,189     980
       Other comprehensive income..........................        -     270
       Deferred policy acquisition costs...................      120      62
       Intangibles.........................................    1,293   1,238
       Lease income........................................       49      52
                                                            ----------------
           Total deferred tax liabilities..................    2,651   2,602
                                                            ----------------

              Net deferred tax assets (liabilities)........   $  173 $ (679)
                                                            ================

At December 31, 2008, the Company had $871 million of operating loss carryforwards, which will expire in various years through 2022. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company received income tax refunds of $1 million in 2008, and made income tax payments of $9 million, and $4 million in 2007 and 2006, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5 -- Income Taxes - (continued)


The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 1996.

The Internal Revenue Service ("IRS") completed its examinations for years 1996 through 1998 on September 30, 2003, and completed its examination for years 1999 through 2001 on October 1, 2006. The Company filed protests with IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. On June 23, 2008, the Company and the IRS Appeals Division agreed to compromise settlement on several issues that arose in the 1996 through 1998 examination and on December 17, 2008, the IRS issued a statutory notice of deficiency covering the remaining issues. On March 16, 2009, the Company has filed a petition in U.S. Tax Court contesting the statutory notice of deficiency. IRS Appeals Division proceedings involving the years 1999 through 2001 are ongoing. The IRS commenced an examination of the Company's income tax returns for the years 2002 through 2004 in the first quarter of 2007. It is anticipated that the audit will be completed by the end of 2009.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. In connection with the adoption of FIN No. 48, the Company did not recognize an increase or decrease in its liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                  December 31
                                                               -----------------
                                                                 2008     2007
                                                               -----------------
                                                                 (in millions)
Beginning balance.............................................   $ 1,084 $   972
Additions based on tax positions related to the current year..       131     101
Reductions based on tax positions related to the current year.      (10)     (8)
Additions for tax positions of prior years....................       262      67
Reductions for tax positions of prior years...................       (9)    (48)
                                                               -----------------
Ending balance................................................   $ 1,458 $ 1,084
                                                               =================

Included in the balance as of December 31, 2008 and 2007, are $119 million and $107 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balance as of December 31, 2008 and 2007, are $1,339 million and $977 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of taxes to an earlier period.

An estimate of the change in unrecognized tax benefits attributable to deductions for dividends received cannot be made at this time because there is no specific information available with respect to either the position that will be taken by the U.S. Treasury Department or the effective dates of the anticipated regulations.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2008, 2007, and 2006, the Company recognized approximately $191 million, $119 million, and $112 million in interest expense, respectively. The Company had approximately $590 million and $400 million accrued for interest as of December 31, 2008 and December 31, 2007, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2008, 2007, and 2006.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 6 -- Closed Block

The closed block was established upon the demutualization of the Company for those designated participating policies that were in-force on February 1, 2000. Assets were allocated to the closed block in an amount that, together with anticipated revenues from policies included in the closed block, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales, assuming experience underlying such dividend scales continues. Assets allocated to the closed block insure solely to the benefit of the holders of the policies included in the closed block and will not revert to the benefit of the shareholders of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed block and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without prior approval of the Massachusetts Division of Insurance ("the Division").

If, over time, the aggregate performance of the closed block's assets and policies is better than was assumed in funding the closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the closed block's assets and policies is less favorable than was assumed in the funding, dividends to policyholders will be reduced.

The assets and liabilities allocated to the closed block are recorded in the Company's financial statements on the same basis as other similar assets and liabilities. The carrying amount of closed block's liabilities in excess of the carrying amount of closed block's assets at the date the closed block was established (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income over the period the policies in the closed block remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

If actual cumulative earnings are greater than expected cumulative earnings, only expected earnings will be recognized in income. Actual cumulative earnings in excess of expected cumulative earnings represents undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to closed block's policyholders as an additional policyholder dividend unless otherwise offset by future performance of the closed block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in net income. However, due to the accumulation of net unrealized investment losses that have arisen subsequent to the establishment of the closed block, the policyholder dividend obligation balance as of December 31, 2008 was reduced to zero through accumulated other comprehensive (loss) income.

For all closed block policies, the principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and net investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. The amounts shown in the following tables for assets, liabilities, revenues, and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 6 -- Closed Block - (continued)


The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                                               December 31,
                                                                                           --------------------
                                                                                              2008         2007
                                                                                           --------------------
                                                                                              (in millions)
Liabilities
Future policy benefits....................................................................      $ 10,979 $ 10,943
Policyholder dividend obligation..........................................................             -      155
Policyholders' funds......................................................................         1,510    1,504
Policyholder dividends payable............................................................           418      417
Other closed block liabilities............................................................           119      126
                                                                                           --------------------
   Total closed block liabilities.........................................................      $ 13,026 $ 13,145
                                                                                           ====================

Assets
Investments...............................................................................
 Fixed maturities:........................................................................
   Available-for-sale--at fair value......................................................
   (amortized cost: 2008--$6,747; 2007--$7,375)...........................................      $  6,159 $  7,399
 Equity securities:.......................................................................
   Available-for-sale--at fair value......................................................
   (cost: 2008--$5; 2007--$7).............................................................             4        6
 Mortgage loans on real estate............................................................         1,684    1,368
 Policy loans.............................................................................         1,533    1,543
 Other invested assets....................................................................           165      188
                                                                                           --------------------
       Total investments..................................................................         9,545   10,504

Cash (borrowings) and cash equivalents....................................................           162     (83)
Accrued investment income.................................................................           143      149
Other closed block assets.................................................................           426      236
                                                                                           --------------------
       Total assets designated to the closed block........................................      $ 10,276 $ 10,806
                                                                                           ====================
Excess of closed block liabilities over assets designated to the closed block.............      $  2,750 $  2,339
Portion of above representing accumulated other comprehensive income:
   Unrealized (depreciation) appreciation, net of tax of $204 million and ($11) million,
     respectively.........................................................................         (378)       20
   Allocated to the policyholder dividend obligation, net of tax of.......................
   $0 million and $11 million, respectively...............................................             -     (20)
                                                                                           --------------------
       Total amounts included in accumulated other comprehensive income...................         (378)        -
                                                                                           --------------------
Maximum future earnings to be recognized from closed block assets and liabilities.........      $  2,372 $  2,339
                                                                                           ====================

                                                 Years ended December 31,
                                                 ------------------------
                                                   2008           2007
                                                 ------------------------
                                                  (in millions)
Change in the policyholder dividend obligation:
Balance at beginning of period..................        $  155    $ 150
Impact on net income before income taxes........         (124)     (72)
Unrealized investment gains (losses)............          (31)       77
                                                 ------------------------
Balance at end of period........................        $    -    $ 155
                                                 ========================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 6 -- Closed Block - (continued)


                                                                                                 Years ended December 31,
                                                                                                 -----------------------
                                                                                                   2008       2007   2006
                                                                                                 -----------------------
                                                                                                      (in millions)
Revenues
Premiums........................................................................................      $  699 $  734 $  766
Net investment income...........................................................................         581    590    548
Net realized investment and other gains (losses)................................................       (118)     20     32
                                                                                                 -----------------------
   Total revenues...............................................................................       1,162  1,344  1,346

Benefits and Expenses
Benefits to policyholders.......................................................................         794    841    887
Change in the policyholder dividend obligation..................................................        (62)   (88)  (131)
Other closed block operating costs and expenses.................................................           2    (2)    (2)
Policyholder dividends..........................................................................         478    482    464
                                                                                                 -----------------------
   Total benefits and expenses..................................................................       1,212  1,233  1,218

Revenues, net of benefits and expenses before income taxes......................................        (50)    111    128
Income taxes, net of amounts credited to the policyholder dividend obligation of $0 million, $1
  million, and $1 million, respectively.........................................................        (17)     39     44
                                                                                                 -----------------------
Revenues, net of benefits, expenses and income taxes............................................      $ (33) $   72 $   84
                                                                                                 =======================

Maximum future earnings from closed block assets and liabilities:

                                            Years Ended December 31,
                                          --------------------------
                                            2008             2007
                                          --------------------------
                                           (in millions)
                    Beginning of period..         $2,339    $2,411
                    End of period........          2,372     2,339
                                          --------------------------
                    Change during period.         $   33    $ (72)
                                          ==========================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 7 -- Debt and Line of Credit

External short-term and long-term debt consisted of the following:

                                                                                       December 31,
                                                                                     -----------------
                                                                                       2008     2007
                                                                                     -----------------
                                                                                       (in millions)
Short-term debt:
Current maturities of long-term debt................................................   $     4 $     9

Long-term debt:
 Surplus notes, 7.38% maturing in 2024 (1)..........................................       492     494
 Notes payable, interest ranging from 7.0% to 12.1%, due in varying amounts to 2015.        12      18
 Fair value adjustments related to interest rate swaps (1)..........................      (17)    (18)
                                                                                     -----------------
                                                                                           487     494
Less current maturities of long-term debt...........................................       (4)     (9)
                                                                                     -----------------
Total long-term debt................................................................   $   483 $   485
                                                                                     =================
Consumer notes:
 Notes payable, interest ranging from 0.91% to 6.27% due in varying amounts to 2036.   $ 1,600 $ 2,157
                                                                                     =================

(1)As part of its interest rate management, the Company uses interest rate swaps to convert the interest expense on the surplus notes from fixed to variable. Under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", these swaps are designated as fair value hedges, which results in the carrying value of the notes being adjusted for changes in fair value.

Long-Term Debt

Aggregate maturities of long-term debt are as follows: 2009--$4 million; 2010--$1 million; 2011--$0 million; 2012--$0 million, 2013--$0 million; and
thereafter--$455 million.

Interest expense on debt, included in other operating costs and expenses, was $34 million, $39 million, and $36 million in 2008, 2007, and 2006, respectively. Interest paid on debt was $34 million, $41 million, and $36 million in 2008, 2007, and 2006, respectively.

Any payment of interest or principal on the surplus notes requires the prior approval of the Commissioner of Insurance.

Consumer Notes

The Company issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes have a variety of maturities, interest rates, and call provisions.

Aggregate maturities of consumer notes, net of unamortized dealer fees, are as follows: 2009--$386 million; 2010--$244 million; 2011--$156 million,
2012--$108 million, 2013--$55 million; and thereafter--$651 million.

Interest expense on consumer notes, included in benefits to policyholders, was $104 million, $115 million, and $126 million in 2008, 2007, and 2006, respectively. Interest paid amounted to $104 million, $112 million, and $122 million in 2008, 2007, and 2006, respectively.

Line of Credit

At December 31, 2008, the Company had a committed line of credit established by MFC totaling $1 billion pursuant to a 364-day revolving credit facility. MFC will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1 -- Debt and Line of Credit - (continued)

certain minimum level of net worth and comply with certain other covenants, which were met at December 31, 2008. At December 31, 2008, the Company had no outstanding borrowings under the agreement.

At December 31, 2008, the Company, MFC and other MFC subsidiaries had a committed line of credit through a group of banks totaling $250 million pursuant to a multi-year facility, which will expire in 2010. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, MFC is required to maintain certain minimum level of net worth and MFC and the Company are required to comply with certain other covenants, which were met at December 31, 2008. At December 31, 2008, MFC and its subsidiaries, including the Company, had no outstanding borrowings under the agreement.

Note 8 -- Related Party Transactions

Reinsurance Transactions

On January 1, 2004, the Company entered into a coinsurance funds withheld reinsurance agreement with John Hancock Reassurance Company, Ltd. ("JHRECO"), an affiliated company. This agreement was amended and restated on April 1, 2007 in order to clarify the wording. The Company entered into this agreement to facilitate its capital management process. The risks reinsured under this agreement are the death benefits that result from the no-lapse guarantee present in the single life and joint life Protection Universal Life Insurance policies. The Company recorded a reinsurance recoverable from JHRECO of $28 million and $20 million at December 31, 2008 and 2007, respectively, which is included with other reinsurance recoverables on the Consolidated Balance Sheets. Premiums ceded to JHRECO were $0 million during the years ended December 31, 2008, 2007, and 2006, respectively.

On December 31, 2008, the Company entered into an amended and restated reinsurance agreement with an affiliate, John Hancock Reassurance Company Limited ("JHRECO"), to reinsure 20% of the risk related to the payout annuity policies issued January 1, 2008 through September 30, 2008 and 65% of the risk related to the payout annuity policies issued prior to January 1, 2008. The reinsurance agreement is written on a modified coinsurance basis where the assets supporting the reinsured policies remain invested with the Company. Under the terms of the agreement, the Company recorded a reduction of $3,640 million, in premiums in the Consolidated Statements of Operations, and recorded a modified coinsurance reserve adjustment of $3,640 million, which reduced benefits to policyholders in the Consolidated Statements of Operations. The Company also recorded $55 million related to the cost of reinsurance, which was classified as unearned revenue. The cost of reinsurance will be amortized into income over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

The Company reinsured certain portions of its long-term care insurance and group pension businesses with JHRECO. The Company entered into these reinsurance contracts in order to facilitate its capital management process. These reinsurance contracts are written both on a funds withheld basis where the related financial assets remain invested at the Company and a modified coinsurance agreement. As of July 1, 2008, amendments were made to the contracts to update the calculation of investment income and the expense allowance to reflect current experience and practices. The Company recorded a liability for coinsurance amounts withheld from JHRECO of $3,860 million and $2,672 million at December 31, 2008 and 2007, respectively, on the Company's Consolidated Balance Sheets and recorded a reinsurance recoverable from JHRECO of $4,130 million and $3,592 million at December 31, 2008 and 2007, respectively, which are included with other reinsurance recoverables on the Company's Consolidated Balance Sheets. Premiums ceded to JHRECO were $656 million, $651 million, and $571 million during the years ended December 31, 2008, 2007, and 2006 respectively.

On December 31, 2004, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurance (Bermuda) Limited to reinsure 75% of the non-reinsured risk of the closed block. During 2008, the Company amended this treaty to increase the portion of non-reinsured risk reinsured under this treaty to 90%. The reinsurance agreement is written on a modified coinsurance basis where the related financial assets remain invested within the Company. The closed block reinsurance agreement is classified as financial reinsurance and does not meet the risk transfer definition under U.S. GAAP. The agreement is accounted for under deposit accounting with only the reinsurance risk fee being reported in other operating costs and expenses in the Consolidated Statements of Operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 8 -- Related Party Transactions - (continued)


Service Agreements

There are two service agreements, both effective as of April 28, 2004, between the Company and an affiliate, John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). Under the one agreement the Company provides services to JHUSA, and under the other JHUSA provides services to the Company. In both cases the Provider of the services can also employ a "Provider Affiliate" to provide services. In the case of the service agreement where the Company provides services to JHUSA, a "Provider Affiliate" means the Company's parent, JHFS, and its direct and indirect subsidiaries. As of December 31, 2008 and 2007, there were accrued payables from the Company to JHUSA of $12 million and $87 million, respectively, for these service agreements. The Company incurred costs for these agreements of $122 million, $126 million, and $111 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Consolidated Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

Debt Transactions

Pursuant to a demand promissory note dated June 27, 2008, the Company borrowed $500 million from JHRECO. Interest is calculated at a fluctuating rate equal to 3-month LIBOR plus 32.5 basis points and is payable quarterly. The note was repaid on December 23, 2008. Interest income was $9 million for the year ended December 31, 2008.

Pursuant to a short-term senior promissory note dated December 14, 2006, the Company borrowed $477 million from an affiliate, Manulife Holdings (Delaware) LLC. The note was repaid on March 1, 2007. Interest expense was $5 million and $1 million for the years ended December 31, 2007 and 2006, respectively.

Pursuant to a note purchase agreement dated November 10, 2006, the Company loaned $90 million to John Hancock USA. The note provides for interest only payments of $0.4 million per month commencing January 1, 2007 through November 1, 2011. The interest rate for the term of this note is fixed at 5.73%. The note is due December 1, 2011 and is secured by a mortgage on JHUSA's property at 601 Congress Street, Boston, Massachusetts. Interest income was $5 million, $5 million, and $0 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Other

On December 10, 2008, the Company issued a dividend in-kind of $460 million to JHFS as repayment on an outstanding loan.

On December 19, 2007, the Company sold real estate to Manulife Canada Limited, a wholly owned subsidiary of The Manufacturers Life Insurance Company, for $37 million. The transaction was accounted for at a carrying value of $25 million and the net difference of $12 million between the fair value and carrying value of the assets was an increase to additional paid-in capital.

On December 28, 2006, the Company purchased real estate held for investment with a net book value of $17 million from an affiliate, John Hancock USA, for $150 million in cash. Since the purchase was accounted for as a transaction between entities under common control, the difference between the net book value and sales price resulted in a decrease of $87 million, (net of tax of $47 million) to the Company's additional paid in capital as of December 31, 2006.

The Company, in the ordinary course of business, invests funds deposited by customers and manages the resulting invested assets for growth and income for customers. From time to time, successful investment strategies of the Company may attract deposits from affiliates of the Company. At December 31, 2008 and 2007, the Company managed approximately $3,187 million and $3,379 million, respectively.

The Company participates in a liquidity pool operated by JHUSA in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreements, amended as of November 13, 2007. The Company had $2 billion invested in this pool at December 31, 2008 and 2007.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 8 -- Related Party Transactions - (continued)


On July 8, 2005, MFC fully and unconditionally guaranteed the Company's SignatureNotes, both those outstanding at that time and those to be issued subsequently. MFC's guarantee of the SignatureNotes is an unsecured obligation of MFC and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantee of the SignatureNotes. Following July 8, 2005, the Company ceased filing quarterly and annual reports with the SEC pursuant to SEC Rule 12h-5, and MFC began reporting condensed consolidating financial information regarding the Company in MFC's quarterly and annual reports.

Note 9 -- Reinsurance

The effect of reinsurance on life, health, and annuity premiums written and earned was as follows:

                                                      Years ended December 31,
                                         ---------------------------------------------------
                                                2008              2007            2006
                                         ---------------------------------------------------
                                              Premiums          Premiums        Premiums
                                          Written    Earned  Written Earned  Written Earned
                                         ---------------------------------------------------
                                                            (in millions)
Direct..................................    $ 3,844  $ 3,844 $ 3,629 $ 3,636 $ 3,050 $ 3,050

Assumed.................................        767      767     752     752     683     683

Ceded...................................    (5,493)  (5,493) (1,556) (1,556) (1,045) (1,045)
                                         ---------------------------------------------------
 Net life, health, and annuity premiums.   $  (882) $  (882) $ 2,825 $ 2,832 $ 2,688 $ 2,688
                                         ===================================================

At December 31, 2008, 2007, and 2006, benefits to policyholders under life, health, and annuity ceded reinsurance contracts were $1,169 million, $894 million, and $755 million, respectively.

On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business, and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10 -- Pension and Other Postretirement Benefit Plans

Prior to December 31, 2006, the Company participated in the John Hancock Financial Services Pension Plan (the "Prior JHFS Plan"). Effective December 31, 2006, the Prior JHFS Plan was merged into the John Hancock Financial Services, Inc. Pension Plan (the "Plan"), which is a funded qualified defined benefit plan sponsored by JHFS. Pursuant to the merger, all of the assets of the former plans are commingled. The aggregate pool of assets from the former plans is available to meet the obligations of the merged plan. The merger did not have a material impact on the Company's consolidated financial statements.

Historically, pension benefits were calculated utilizing a traditional formula. Under the traditional formula, benefits are provided based upon length of service and final average compensation. As of January 1, 2002, all defined benefit pension plans were amended to a cash balance basis. Under the cash balance formula, participants are credited with benefits equal to a percentage of eligible pay, as well as interest. Certain grandfathered employees are eligible to receive benefits based upon the greater of the traditional formula or cash balance formula. In addition, early retirement benefits are subsidized for certain grandfathered employees.

The Company's funding policy for its qualified defined benefit plans is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws and generally, not greater than the maximum amount that can be deducted for federal income tax purposes. In 2008, 2007, and 2006, no contributions were made to the qualified plans. The Company expects that no contributions will be made in 2009.

Pension plan assets of $598 million and $842 million at December 31, 2008 and 2007, respectively, were investments managed by related parties.

The Company also participates in an unfunded non-qualified defined benefit plan, which is also sponsored by JHFS. This plan provides supplemental benefits in excess of the compensation limit outlined in the Internal Revenue Code, for certain employees.

The Company participates in a new non-qualified defined contribution pension plan, maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for the new plan was $2 million in 2008. The prior plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company's funding policy for its non-qualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The contribution to the non-qualified plans was $32 million, $31 million, and $30 million in 2008, 2007, and 2006, respectively. The Company expects to contribute approximately $32 million to its non-qualified pension plans in 2009.

The Company provides postretirement medical and life insurance benefits for its retired employees and their spouses through its participation in the John Hancock Financial Services, Inc. Employee Welfare Plan, sponsored by JHFS. Certain employees hired prior to 2003 who meet age and service criteria may be eligible for these postretirement benefits in accordance with the plan's provisions. The majority of retirees contribute a portion of the total cost of postretirement medical benefits. Life insurance benefits are based on final compensation subject to the plan maximum.

The John Hancock Financial Services, Inc. Employee Welfare Plan was amended effective January 1, 2003 whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. The future retiree life insurance coverage amount was frozen as of December 31, 2006.

The Company's policy is to fund its other postretirement benefits in amounts at or below the annual tax qualified limits. The contribution for the other post retirement benefits was $57 million, $56 million, and $55 million in 2008, 2007, and 2006, respectively.

Employee welfare assets of $120 million and $155 million at December 31, 2008 and 2007, respectively, were investments in related parties.

The Company participates in qualified defined contribution plans for its employees who meet certain eligibility requirements, sponsored by JHFS. These plans include the Investment-Incentive Plan for John Hancock Employees and the John Hancock

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10 -- Pension and Other Postretirement Benefit Plans - (continued)


Savings and Investment Plan. The expense for the defined contribution plans was $12 million, $9 million, and $9 million in 2008, 2007, and 2006, respectively.

The Company uses a December 31 measurement date to account for its pension and other postretirement benefit plans.

The amounts disclosed below represent the Company's share of the pension and other postretirement benefit plans described above:

Obligations and Funded Status of Defined Benefit Plans

                                                                   Years Ended December 31,
                                                               ---------------------------------------
                                                                                     Other Postretirement
                                                                    Pension Benefits   Benefits
                                                               ---------------------------------------
                                                                     2008     2007    2008       2007
                                                               ---------------------------------------
                                                                        (in millions)
Change in benefit obligation:
Benefit obligation at beginning of year.......................      $ 2,090  $ 2,170 $  546     $  573
Service cost..................................................           21       26      1          1
Interest cost.................................................          122      119     33         32
Participant contributions.....................................            -        -      3          4
Actuarial loss (gain).........................................           42       14     19        (8)
Special termination benefits..................................            -        1      -          -
Plan amendments...............................................          (2)     (31)      -          -
Curtailments..................................................            -     (12)      -          -
Retiree drug subsidy..........................................            -        -      4          4
Benefits paid.................................................        (172)    (197)   (60)       (60)
                                                               ---------------------------------------
Benefit obligation at end of year.............................      $ 2,101  $ 2,090 $  546     $  546
                                                               =======================================

Change in plan assets:
Fair value of plan assets at beginning of year................      $ 2,390  $ 2,388 $  326     $  304
Actual return on plan assets..................................        (672)      168   (81)         22
Employer contributions........................................           32       31     57         56
Participant contributions.....................................            -        -      3          4
Benefits paid.................................................        (172)    (197)   (60)       (60)
                                                               ---------------------------------------
Fair value of plan assets at end of year......................      $ 1,578  $ 2,390 $  245     $  326
                                                               =======================================
Funded status at end of year..................................      $ (523)  $   300 $(301)     $(220)
                                                               =======================================

Amounts recognized on Consolidated Balance Sheets:
Assets........................................................      $     -  $   617 $    -     $    -
Liabilities...................................................        (523)    (317)  (301)      (220)
                                                               ---------------------------------------
Net amount recognized.........................................      $ (523)  $   300 $(301)     $(220)
                                                               =======================================

Amounts recognized in accumulated other comprehensive income:
Prior service cost............................................      $  (28)  $  (29) $    -     $    -
Net actuarial loss (gain).....................................          716    (169)     85       (33)
                                                               ---------------------------------------
Total.........................................................      $   688  $ (198) $   85     $ (33)
                                                               =======================================

The accumulated benefit obligation for all defined benefit plans was $2,078 million and $2,048 million at December 31, 2008 and 2007, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10 -- Pension and Other Postretirement Benefit Plans - (continued)


The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

                                  December 31,
                                ----------------
                                   2008      2007
                                ----------------
                                 (in millions)
Accumulated benefit obligation.      $ 2,078 $ 311
Projected benefit obligation...        2,101   316
Fair value of plan assets......        1,578     -

Components of Net Periodic Benefit Cost

                                             Years Ended December 31,
                                     -----------------------------------------------------
                                        Pension Benefits       Other Postretirement Benefits
                                     -----------------------------------------------------
                                           2008   2007   2006  2008      2007      2006
                                     -----------------------------------------------------
                                                   (in millions)
 Service cost.......................      $   21 $   26 $   27 $   1     $   1     $   1
 Interest cost......................         122    119    120    32        32        33
 Expected return on plan assets.....       (176)  (177)  (173)  (26)      (25)      (23)
 Special termination benefits.......           -      1      3     -         -         -
 Curtailment gain...................           -    (1)      -     -         -         -
 Amortization of prior service cost.         (3)    (2)      -     -         -         -
 Recognized actuarial loss..........           5      1      1     -         -         -
                                     -----------------------------------------------------
 Net periodic benefit cost..........      $ (31) $ (33) $ (22) $   7     $   8     $  11
                                     =====================================================

The amounts included in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2009 were as follows:

                                                                    Other
                                                                Postretirement
                                              Pension Benefits     Benefits
                                              -------------------------------
                                                   (in millions)
         Amortization of prior service cost..         $ (3)          $ -
         Amortization of actuarial loss, net.             4            -
                                              -------------------------------
         Total...............................         $   1          $ -
                                              ===============================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10 -- Pension and Other Postretirement Benefit Plans - (continued)


Assumptions

Weighted-average assumptions used to determine benefit obligations were as follows:

                                                   Years Ended December 31,
                                                   ---------------------------------------
                                                                      Other Postretirement
                                                     Pension Benefits  Benefits
                                                   ---------------------------------------
                                                     2008     2007    2008       2007
                                                   ---------------------------------------
   Discount rate..................................   6.00%    6.00%   6.00%      6.00%
   Rate of compensation increase..................   4.10%    5.10%    N/A        N/A
   Health care cost trend rate for following year.                    8.50%      9.00%
   Ultimate trend rate............................                    5.00%      5.00%
   Year ultimate rate reached.....................                    2016       2016

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                   Years Ended December 31,
                                                   ---------------------------------------
                                                                      Other Postretirement
                                                     Pension Benefits  Benefits
                                                   ---------------------------------------
                                                     2008     2007    2008       2007
                                                   ---------------------------------------
   Discount rate..................................   6.00%    5.75%   6.00%      5.75%
   Expected long-term return on plan assets.......   8.00%    8.25%   8.00%      8.25%
   Rate of compensation increase..................   5.10%    4.00%    N/A        N/A
   Health care cost trend rate for following year.                    9.00%      9.50%
   Ultimate trend rate............................                    5.00%      5.00%
   Year ultimate rate reached.....................                    2016       2016

The expected long-term return on plan assets is based on the rate expected to be earned for plan assets. The asset mix based on the long-term investment policy and range of target allocation percentages of the plans and the Capital Asset Pricing Model are used as part of that determination. Current conditions and published commentary and guidance from U.S. Securities and Exchange Commission ("SEC") staff are also considered.

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                          One-           One-
                                                                       Percentage     Percentage
                                                                     Point Increase Point Decrease
                                                                          ---           -----
                                                                             (in millions)
Effect on total service and interest costs in 2008..................      $ 1           $ (1)
Effect on postretirement benefit obligation as of December 31, 2008.       20            (18)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10 -- Pension and Other Postretirement Benefit Plans - (continued)


Plan Assets

The Company's weighted-average asset allocations for its defined benefit plans by asset category were as follows:

                                                  Pension
                                                Plan Assets
                                                  at December 31,
                                                -----------------
                                                  2008    2007
                                                -----------------
                     Asset Category
                     Equity securities.........    51%     64%
                     Fixed maturity securities.     35      26
                     Real estate...............      5       3
                     Other.....................      9       7
                                                -----------------
                        Total..................   100%    100%
                                                =================

The target allocations for assets of the Company's defined benefit plans are summarized below for major asset categories.

                      Asset Category............
                      Equity securities......... 50% - 80%
                      Fixed maturity securities. 23% - 35%
                      Real estate...............  0% - 5%
                       Other.................... 5% - 15%

The plans do not own any of the Company's or MFC's common stock at December 31, 2008 and 2007.

Other postretirement benefit plan weighted-average asset allocations by asset category were as follows:

                                                  Other Postretirement
                                                 Benefits
                                                Plan Assets
                                                at December 31,
                                                ----------------------
                                                 2008        2007
                                                ----------------------
                     Asset Category
                     Equity securities.........    49%        60%
                     Fixed maturity securities.     51         40
                                                ----------------------
                        Total..................   100%       100%
                                                ======================

Cash Flows

Expected Future Benefit Payments for Defined Benefit Plans

Projections for benefit payments for the next ten years are as follows:

                                                               Other
                                                          Postretirement
                                                             Benefits-
                                   Other Postretirement   Medicare Part D
                 Pension Benefits Benefits Gross Payments     Subsidy
      -------------------------------------------------------------------
                                      (in millions)
        2009          $ 184                $ 56                 $ 4
        2010            187                  55                   4
        2011            179                  55                   4
        2012            176                  54                   4
        2013            176                  53                   4
      2014-2018         873                 237                  16

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 11 -- Commitments, Guarantees, Contingencies, and Legal Proceedings

Commitments. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $1,155 million and $59 million, respectively, at December 31, 2008. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 2009.

The Company leases office space under non-cancelable operating lease agreements of various expiration dates. Rental expenses, net of sub-lease income were $8 million, $12 million, and $41 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The future minimum lease payments by year and in the aggregate, under the remaining non-cancelable operating leases are presented below:

                                 Non-
                              cancelable
                                Operating Sub-lease
                                Leases     Income
                              ---------------------
                                  (in millions)
2009.........................     $  36     $  18
2010.........................        33        17
2011.........................        30        17
2012.........................        27        17
2013.........................        25        17
Thereafter...................        24        16
                              ---------------------
Total minimum lease payments.     $ 175     $ 102
                              =====================

Guarantees. In the course of business, the Company enters into guarantees which vary in nature and purpose and which are accounted for and disclosed under U.S. GAAP specific to the insurance industry. The Company had no material guarantees outstanding outside the scope of insurance accounting at December 31, 2008.

Contingencies. The Company entered into a number of reinsurance arrangements with respect to personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, with respect to this business. Although these disputes do result in some level of variability in results, the Company believes it has provided adequately for the exposure. During 2008, the Company received additional information about its exposure and recognized a credit of $22 million (net of tax) to its current best estimate of its exposure as of December 31, 2008. The Company recognized a credit of $8 million (net of tax) in 2007 and a $70 million (net of tax) charge in 2006.

The Company is an investor in leveraged leases and previously established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by $171 million (net of tax). The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributed of the leverage leases be fully denied, the maximum after tax exposure including interest would be an additional estimated of $274 million at December 31, 2008.

Legal Proceedings. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer, and taxpayer. In addition, state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12 -- Shareholder's Equity

Capital Stock

The Company has one class of capital stock, common stock. All of the outstanding common stock of the Company is owned by JHFS, the parent.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

                                                                      Net                                Additional
                                                                  Accumulated    Foreign     Minimum    Pension and
                                                   Net Unrealized Gain (Loss)   Currency     Pension   Postretirement
                                                     Investment     on Cash    Translation  Liability   Unrecognized
                                                   Gains (Losses) Flow Hedges  Adjustment   Adjustment  Net Periodic
                                                   ------------------------------------------------------------------
                                                                              (in millions)
Balance at January 1, 2006........................     $ (9)         $ 363        $ (1)       $ (9)        $   -
Gross unrealized investment gains (net of
  deferred income tax expense of $58
  million)........................................      106              -            -           -            -
Reclassification adjustment for gains realized in
  net income (net of deferred income tax
  expense of $47 million).........................     (88)              -            -           -            -
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and value of
  business acquired (net of deferred income tax
  expense of $3 million)..........................       6               -            -           -            -
Adjustment for policyholder dividend obligation
  (net of deferred income tax expense of $1
  million)........................................       2               -            -           -            -
                                                   ------------------------------------------------------------------
Net unrealized investment gains...................      26               -            -           -            -
Foreign currency translation adjustment...........       -               -            1           -            -
Minimum pension liability (net of deferred
  income tax benefit of $9 million)...............       -               -            -        (16)            -
SFAS No. 158 transition adjustment (net of tax
  income expense of $86 million)..................       -               -            -          25          135
Net gains on the effective portion of the change
  in fair value of cash flow hedges (net of
  deferred income tax benefit of $45 million).....       -            (76)            -           -            -
                                                   ------------------------------------------------------------------
Balance at December 31, 2006......................     $ 17          $ 287        $   -       $   -        $ 135
                                                   ==================================================================

                                                    Accumulated
                                                       Other
                                                   Comprehensive
                                                      Income
                                                   --------------

Balance at January 1, 2006........................     $ 344
Gross unrealized investment gains (net of
  deferred income tax expense of $58
  million)........................................       106
Reclassification adjustment for gains realized in
  net income (net of deferred income tax
  expense of $47 million).........................      (88)
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and value of
  business acquired (net of deferred income tax
  expense of $3 million)..........................         6
Adjustment for policyholder dividend obligation
  (net of deferred income tax expense of $1
  million)........................................         2
                                                   --------------
Net unrealized investment gains...................        26
Foreign currency translation adjustment...........         1
Minimum pension liability (net of deferred
  income tax benefit of $9 million)...............      (16)
SFAS No. 158 transition adjustment (net of tax
  income expense of $86 million)..................       160
Net gains on the effective portion of the change
  in fair value of cash flow hedges (net of
  deferred income tax benefit of $45 million).....      (76)
                                                   --------------
Balance at December 31, 2006......................     $ 439
                                                   ==============

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12 -- Shareholder's Equity - (continued)


                                                                                                          Additional
                                                                                                Net      Pension and
                                                                                  Net       Accumulated Postretirement
                                                                               Unrealized   Gain (Loss)  Unrecognized
                                                                               Investment     on Cash    Net Periodic
                                                                             Gains (Losses) Flow Hedges  Benefit Cost
                                                                             -----------------------------------------
Balance at January 1, 2007..................................................       $ 17        $ 287        $ 135
Gross unrealized investment gains (net of income tax expense of $80
  million)..................................................................        150            -            -
Reclassification adjustment for gains realized in net income (net of
  deferred income tax expense of $58 million)...............................      (107)            -            -
Adjustment for deferred policy acquisition costs, deferred sales inducements, and value of business acquired (net of deferred income tax
  benefit of $8 million)....................................................       (15)            -            -
Adjustment for policyholder dividend obligation (net of deferred income
  tax benefit of $28 million)...............................................       (52)            -            -
                                                                             -----------------------------------------
Net unrealized investment losses............................................       (24)            -            -
Pension and postretirement benefits:
Change in the funded status of the pension plan (net of deferred income
  tax benefit of $9 million)................................................          -            -           15
Net gains on the effective portion of the change in fair value of cash flow
  hedges (net of deferred income tax benefit of $38 million)................          -           68            -
                                                                             -----------------------------------------
Balance at December 31, 2007................................................     $  (7)        $ 355        $ 150
                                                                             =========================================


                                                                              Accumulated
                                                                                 Other
                                                                             Comprehensive
                                                                                Income
                                                                             --------------
Balance at January 1, 2007..................................................     $ 439
Gross unrealized investment gains (net of income tax expense of $80
  million)..................................................................       150
Reclassification adjustment for gains realized in net income (net of
  deferred income tax expense of $58 million)...............................     (107)
Adjustment for deferred policy acquisition costs, deferred sales inducements, and value of business acquired (net of deferred income tax
  benefit of $8 million)....................................................      (15)
Adjustment for policyholder dividend obligation (net of deferred income
  tax benefit of $28 million)...............................................      (52)
                                                                             --------------
Net unrealized investment losses............................................      (24)
Pension and postretirement benefits:
Change in the funded status of the pension plan (net of deferred income
  tax benefit of $9 million)................................................        15
Net gains on the effective portion of the change in fair value of cash flow
  hedges (net of deferred income tax benefit of $38 million)................        68
                                                                             --------------
Balance at December 31, 2007................................................     $ 498
                                                                             ==============

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12 -- Shareholder's Equity - (continued)


                                                                                                          Additional
                                                                                                Net      Pension and
                                                                                            Accumulated Postretirement
                                                                             Net Unrealized Gain (Loss)  Unrecognized
                                                                               Investment     on Cash    Net Periodic
                                                                             Gains (Losses) Flow Hedges  Benefit Cost
                                                                             -----------------------------------------
Balance at January 1, 2008..................................................     $    (7)     $   355       $  150
Gross unrealized investment losses (net of deferred income tax benefit of
  $1,117 million)...........................................................      (2,083)           -            -
Reclassification adjustment for gains realized in net income (net of
  deferred income tax expense of $44 million)...............................         (81)           -            -
Adjustment for deferred policy acquisition costs, deferred sales inducements, and value of business acquired (net of deferred income
  tax expense of $130 million)..............................................          242           -            -
Adjustment for policyholder dividend obligation (net of deferred income
  tax expense of $26 million)...............................................           48           -            -
                                                                             -----------------------------------------
Net unrealized investment losses............................................      (1,874)
Pension and postretirement benefits:
Change in the funded status of the pension plan (net of deferred income
  tax benefit of $351 million)..............................................            -           -        (652)
Net gains on the effective portion of the change in fair value of cash flow
  hedges (net of deferred income tax expense of $565 million)...............            -       1,049            -
                                                                             -----------------------------------------
Balance at December 31, 2008................................................    $ (1,881)     $ 1,404      $ (502)
                                                                             =========================================


                                                                              Accumulated
                                                                                 Other
                                                                             Comprehensive
                                                                                Income
                                                                             --------------
Balance at January 1, 2008..................................................    $   498
Gross unrealized investment losses (net of deferred income tax benefit of
  $1,117 million)...........................................................    (2,083)
Reclassification adjustment for gains realized in net income (net of
  deferred income tax expense of $44 million)...............................       (81)
Adjustment for deferred policy acquisition costs, deferred sales inducements, and value of business acquired (net of deferred income
  tax expense of $130 million)..............................................        242
Adjustment for policyholder dividend obligation (net of deferred income
  tax expense of $26 million)...............................................         48
                                                                             --------------
Net unrealized investment losses............................................    (1,874)
Pension and postretirement benefits:
Change in the funded status of the pension plan (net of deferred income
  tax benefit of $351 million)..............................................      (652)
Net gains on the effective portion of the change in fair value of cash flow
  hedges (net of deferred income tax expense of $565 million)...............      1,049
                                                                             --------------
Balance at December 31, 2008................................................   $  (979)
                                                                             ==============

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12 -- Shareholder's Equity - (continued)


Net unrealized investment gains (losses) included on the Company's Consolidated Balance Sheets as a component of shareholder's equity are summarized below:

                                                                                              December 31,
                                                                                       --------------------------
                                                                                          2008      2007   2006
                                                                                       --------------------------
                                                                                             (in millions)
Balance, end of year comprises:
 Unrealized investment (losses) gains on:.............................................
   Fixed maturities...................................................................   $ (3,267) $ (40) $ (178)
   Equity investments.................................................................         (4)     26      84
   Other investments..................................................................        (58)     10      25
                                                                                       --------------------------
 Total................................................................................     (3,329)    (4)    (69)

Amounts of unrealized investment gains (losses) attributable to:
   Deferred policy acquisition costs, value of business acquired, and deferred sales
     inducements......................................................................         400     28      50
   Policyholder dividend obligation...................................................          40   (34)      45
   Deferred income taxes..............................................................       1,008      3     (9)
                                                                                       --------------------------
 Total................................................................................       1,448    (3)      86
                                                                                       --------------------------

Net unrealized investment (losses) gains..............................................   $ (1,881) $  (7)  $   17
                                                                                       ==========================

Statutory Results

The Company and its domestic insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile, which is the Commonwealth of Massachusetts. The Company's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

The Company's statutory net (loss) income for the years ended December 31, 2008, 2007 and 2006 was $(438) million (unaudited), $1,092 million, and $607 million, respectively.

The Company's statutory capital and surplus as of December 31, 2008 and 2007 was $2,584 million (unaudited) and $4,372 million, respectively.

Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned surplus without the prior approval of the Commissioner of Insurance (the "Commissioner"). Massachusetts law also limits the dividends an insurer may pay without the prior permission of the Commissioner, to the greater of (i) 10% of its statutory policyholders' surplus as of December 31 of the preceding year or (ii) the company's statutory net gain from operations for the preceding year ending December 31, if such insurer is a life company.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13 -- Segment Information

The Company operates in the following three business segments: (1) Protection and (2) Wealth Management, which primarily serve retail customers and institutional customers and (3) Corporate and Other, which includes the institutional advisory business, the remaining international operations, the reinsurance operations, and the corporate account.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management Segment. Offers individual and group annuities, group pension contracts, and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, and variable annuities.

Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, institutional advisory accounts, and privately managed accounts. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

This segment also offers a variety of retirement products to qualified defined benefit plans, defined contribution plans, and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants, and investment professionals. The segment's consumer notes program distributes primarily through brokers affiliated with the Company and securities brokerage firms.

Corporate and Other Segment. Primarily consists of the Company's remaining international insurance operations, certain corporate operations, the institutional investment management business, reinsurance operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments, and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance, and selected broker/dealer operations.

The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13 -- Segment Information - (continued)


The following table summarizes selected financial information by segment for the periods indicated. Included in the Protection Segment for all periods presented are the assets, liabilities, revenues, and expenses of the closed block. For additional information on the closed block see Note 6 -- Closed Block.

                                                                                           Wealth       Corporate
                                                                          Protection     Management     and Other      Total
                                                                    ----------------------------------------------------
                                                                                          (in millions)
                                                                    ----------------------------------------------------
2008
 Revenues from external customers..................................       $  2,075        $ (2,202)     $    269      $    142
 Net investment income.............................................          1,443            1,362          215         3,020
 Net realized investment and other gains (losses)..................            177            (504)        (217)         (544)
 Inter-segment revenues............................................              -                1          (1)             -
                                                                    ----------------------------------------------------
 Revenues..........................................................       $  3,695        $ (1,343)     $    266      $  2,618
                                                                    ----------------------------------------------------

 Net income (loss).................................................       $    200        $   (262)     $  (242)      $  (304)
                                                                    ====================================================
Supplemental Information:
 Equity in net income of investees accounted for by the equity
   method..........................................................       $      7        $      22     $   (25)       $     4
 Carrying value of investments accounted for under the equity
   method..........................................................          1,401              834          147         2,382
 Amortization of deferred policy acquisition costs, deferred sales
   inducements, and value of business acquired.....................             35               17            -            52
 Interest expense..................................................              -                -           34            34
 Income taxes......................................................            105            (217)           68          (44)
 Segment assets....................................................       $ 44,064       $   33,341     $ 15,157      $ 92,562

                                                                                           Wealth       Corporate
                                                                         Protection      Management     and Other      Total
                                                                    ----------------------------------------------------
                                                                                          (in millions)
                                                                    ----------------------------------------------------
2007
 Revenues from external customers..................................       $  2,198        $   1,473      $   532      $  4,203
 Net investment income.............................................          1,464            1,651          397         3,512
 Net realized investment and other gains...........................             78               17           33           128
 Inter-segment revenues............................................              -                1          (1)             -
                                                                    ----------------------------------------------------
 Revenues..........................................................       $  3,740       $    3,142      $   961      $  7,843
                                                                    ====================================================

 Net income........................................................       $    359        $     195      $   217       $   771
                                                                    ====================================================
Supplemental Information:
 Equity in net income of investees accounted for by the equity
   method..........................................................       $    140        $     (1)      $    74       $   213
 Carrying value of investments accounted for under the equity
   method..........................................................          1,138              279          681         2,098
 Amortization of deferred policy acquisition costs, deferred sales
   inducements, and value of business acquired.....................             67              100            -           167
 Interest expense..................................................              1                -           38            39
 Income taxes......................................................            173               41          165           379
 Segment assets....................................................       $ 47,029        $  37,574     $ 13,485      $ 98,088





2008
 Revenues from external customers..................................
 Net investment income.............................................
 Net realized investment and other gains (losses)..................
 Inter-segment revenues............................................

 Revenues..........................................................


 Net income (loss).................................................

Supplemental Information:
 Equity in net income of investees accounted for by the equity method..........................................................
 Carrying value of investments accounted for under the equity method..........................................................
 Amortization of deferred policy acquisition costs, deferred sales inducements, and value of business acquired.....................
 Interest expense..................................................
 Income taxes......................................................
 Segment assets....................................................






2007
 Revenues from external customers..................................
 Net investment income.............................................
 Net realized investment and other gains...........................
 Inter-segment revenues............................................

 Revenues..........................................................


 Net income........................................................

Supplemental Information:
 Equity in net income of investees accounted for by the equity method..........................................................
 Carrying value of investments accounted for under the equity method..........................................................
 Amortization of deferred policy acquisition costs, deferred sales inducements, and value of business acquired.....................
 Interest expense..................................................
 Income taxes......................................................
 Segment assets....................................................

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13 -- Segment Information - (continued)



                                                                                   Wealth   Corporate
                                                                      Protection Management and Other   Total
                                                                    -------------------------------------------
                                                                                   (in millions)
                                                                    -------------------------------------------
2006
Revenues from external customers...................................   $ 2,034     $ 1,269    $   548  $ 3,851
 Net investment income.............................................     1,393       1,771        364    3,528
 Net realized investment and other gains (losses)..................     (145)          50        101        6
                                                                    -------------------------------------------
 Revenues..........................................................   $ 3,282     $ 3,090    $ 1,013  $ 7,385
                                                                    ===========================================

 Net income........................................................    $  164     $   252    $   165  $   581
                                                                    ===========================================
Supplemental Information:
 Equity in net income of investees accounted for by the equity
   method..........................................................    $  109     $    55    $    21  $   185
 Carrying value of investments accounted for under the equity
   method..........................................................       918         743        173    1,834
 Amortization of deferred policy acquisition costs, deferred sales
   inducements, and value of business acquired.....................       185         114          -      299
 Interest expense..................................................         1           -         35       36
 Income taxes......................................................        76          57        134      267

The Company operates primarily in the United States and has no reportable major customers. The following table summarizes selected financial information by geographic location for or at the end of periods presented:

                                      Income Before Long-Lived
     Location                Revenues Income Taxes    Assets     Assets
     ----------------------------------------------------------------------
                                           (in millions)
     2008
     United States....      $ 2,195      $ (376)      $  151   $ 92,416
     Foreign -- other.          423           28           -        146
                       ------------------------------------------------
     Total............      $ 2,618      $ (348)      $  151   $ 92,562
                       ================================================
     2007
     United States....      $ 7,426      $ 1,122      $  140   $ 97,700
     Foreign -- other.          417           28           -        388
                       ------------------------------------------------
     Total............      $ 7,843      $ 1,150      $  140   $ 98,088
                       ================================================
     2006
     United States....      $ 6,980      $   820
     Foreign -- other.          405           28
                       --------------------------
     Total............      $ 7,385      $   848
                       ==========================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                                                  December 31,
                                                                  ---------------------------------------
                                                                            2008              2007
                                                                  ---------------------------------------
                                                                      Carrying  Fair    Carrying  Fair
                                                                       Value    Value    Value    Value
                                                                  ---------------------------------------
                                                                                  (in millions)
Assets:
 Fixed maturities (1):...........................................
   Available-for-sale............................................     $ 32,835 $ 32,835 $ 40,833 $ 40,833
   Held-for-trading..............................................        1,057    1,057        -        -
 Equity securities:..............................................
   Available-for-sale............................................          201      201      148      148
 Mortgage loans on real estate...................................        9,843    9,418    9,349    9,176
 Policy loans....................................................        2,133    2,133    2,099    2,099
 Short-term investments..........................................            5        5        -        -
 Cash and cash equivalents.......................................        3,604    3,604    3,355    3,355
 Derivatives:....................................................
   Interest rate swap agreements.................................        4,424    4,424      979      979
   Cross currency rate swap agreements...........................          410      410      656      656
   Credit default swaps..........................................           12       12        1        1
   Return swap agreements........................................            -        -        1        1
   Embedded derivatives - reinsurance and participating pension
     contracts...................................................          164      164        -        -
 Separate account assets.........................................       15,645   15,645   18,949   18,949

Liabilities:
 Consumer notes..................................................        1,600    1,532    2,157    2,110
 Debt............................................................          487      474      494      529
 Guaranteed investment contracts and funding agreements..........        4,701    4,603    7,057    6,977
 Fixed rate deferred and immediate annuities.....................        8,128    8,016    8,352    8,607
 Supplementary contracts without life contingencies..............           53       51       59       42
 Derivatives:....................................................
   Interest rate swap agreements.................................        1,903    1,903      523      523
   Cross currency rate swap agreements...........................          469      469    1,017    1,017
   Credit default swaps..........................................            -        -        1        1
   Total return swap agreements..................................           12       12        -        -
   Embedded derivatives - fixed maturities.......................            7        7        4        4
   Embedded derivatives - reinsurance and participating pension
     contracts...................................................            -        -      181      181
   Foreign exchange forward agreements...........................            -        -        2        2

(1) Fixed maturities excludes leveraged leases of $1,976 million and $2,006 million at December 31, 2008 and 2007, respectively, which are carried at the net investment value calculated by accruing income at the lease's expected internal rate of return in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases.

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments - (continued)


SFAS No. 157 resulted in effectively creating the following two primary categories of financial instruments for the purpose of fair value disclosure.

.. Financial Instruments Measured at Fair Value and Reported in the Consolidated Balance Sheets - This category includes assets and liabilities measured at fair value on a recurring and non recurring basis. Financial instruments measured on a recurring basis include fixed maturities, equity securities, short-term investments, derivatives and separate account assets. Assets and liabilities measured at fair value on a non recurring basis include mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which an impairment is recognized.

.. Other Financial Instruments not Reported at Fair Value - This category includes assets and liabilities which do not require the additional SFAS No. 157 disclosures, as follows:

Mortgage loans on real estate - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and takes into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

Policy loans - These loans are carried at unpaid principal balances, which approximates their fair values.

Cash and cash equivalents - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

Consumer notes, guaranteed investment contracts and funding agreements - The fair value associated with these financial instruments are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Debt - The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar type of borrowing arrangements. The carrying values for commercial paper and short-term borrowings approximate fair value.

Fixed-rate deferred and immediate annuities - The fair value of these financial instruments are estimated by projecting multiple interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date.

Financial Instruments Measured at Fair Value on the Consolidated Balance Sheets

Valuation Hierarchy

Following SFAS No. 157 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

.. Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Included in the Level 1 category are publicly traded equities and some separate account assets.

.. Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, foreign currency forward contracts, and certain separate account assets.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments - (continued)


.. Level 3 - Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities ("CBMS"), and other securities that have little or no price transparency. Embedded and complex derivative financial instruments and certain investments in real estate are also included in Level 3.

Determination of Fair Value

The valuation methodologies used to determine the fair values of assets and liabilities under the exit value approach of SFAS No. 157 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted trade prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Fair Value Measurements on a Recurring Basis

Fixed Maturities
For fixed maturities, including corporate, US Treasury, and municipal securities, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility, and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities for which significant pricing inputs are unobservable are classified within Level 3.

Equity Securities
Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices.

Short-term Investments
Short-term investments are comprised of securities due to mature within one year of the date of purchase that are traded in active markets, and are classified within Level 1 as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their short maturities and, as such, their cost generally approximates fair value.

Derivatives
The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments - (continued)


Embedded Derivatives
As defined in SFAS Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), the Company holds assets and liabilities classified as embedded derivatives in the Consolidated Balance Sheets. The fair value of embedded derivatives primarily related to reinsurance agreements is determined based on a total return swap methodology. These total return swaps are included in derivative asset on the Consolidated Balance Sheets and represents the difference between the statutory book value and fair value of the assets with ongoing changes in fair value recorded in income. The estimated fair value of the underlying assets is based on the valuation approach for similar assets described herein.

Separate Account Assets
Separate account assets are reported at fair value and reported as a summarized total on the Consolidated Balance Sheets in accordance with Statement of Position ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. The fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts primarily include: investments in mutual funds, fixed maturity securities, real estate, and short-term investments and cash and cash equivalents.

The fair value of mutual fund investments is based upon quoted market prices or reported net assets values ("NAV"). Open-ended mutual fund investments are included in Level 1. The fair values of fixed maturity securities, equity securities, short-term investments and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

Separate account assets classified as Level 3 consist primarily of debt and equity investments in private companies which own real estate and carry it at fair value. The following is a description of the valuation methodology used to price real estate investments, including the classification pursuant to the valuation hierarchy.

The values of the real estate investments are estimated using generally accepted valuation techniques. A comprehensive appraisal is performed shortly after initial purchase of properties, and at two or three-year intervals thereafter, depending on the property. Appraisal updates are conducted according to client contracts, generally at one-year or six-month intervals. In the quarters in which an investment is not independently appraised or its valuation updated, the market value is reviewed by management. The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation, and upon the independent appraiser's review and concurrence with management. Further, these valuations have been prepared giving consideration to the income, cost and sales comparison approaches of estimating property value. These investments are classified as Level 3 by the companies owning them, and the net asset values of the companies are considered to be Level 3 by the Company.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments - (continued)


The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by SFAS No. 157 fair value hierarchy levels at December 31, 2008:

                                                December 31, 2008
                                  ----------------------------------------
                                  ----------------------------------------
                                        Total
                                      Fair Value Level 1  Level 2  Level 3
                                  ----------------------------------------
                                                  (in millions)
 Assets:
  Fixed maturities (1):..........
    Available-for-sale...........      $ 32,835  $      - $ 29,885 $ 2,950
    Held-for-trading.............         1,057         -    1,016      41
  Equity securities:.............
    Available-for-sale...........           201       201        -       -
  Short-term investments.........             5         -        5       -
  Derivative assets (2)..........         4,846         -    4,635     211
  Embedded derivatives (3).......           164         -      164       -
  Separate account assets (4)....        15,645    11,483    1,190   2,972
                                  ----------------------------------------
 Total assets at fair value            $ 54,753  $ 11,684 $ 36,895 $ 6,174
                                  ========================================

 Liabilities:
  Derivative liabilities (2).....         2,384         -    2,368      16
  Embedded derivatives (3).......             7         -        -       7
                                  ----------------------------------------
 Total liabilities at fair value        $ 2,391  $      - $  2,368 $    23
                                  ========================================

(1) Fixed maturities excludes leveraged leases of $1,976 million which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases.

(2) Derivative assets and derivatives liabilities are amounts are presented gross in the table above to reflect the presentation in the Consolidated Balance Sheets, but are presented net for purposes of the Level 3 roll forward in the following table.

(3) Embedded derivatives are presented within derivative asset in the Consolidated Balance Sheets.

(4) Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by SOP 03-1.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14 -- Fair Value of Financial Instruments - (continued)


Level 3 Financial Instruments

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

                                                                                                       Net          Separate
                                                           Fixed          Equity       Net          Embedded        Account
                                                         Maturities     Securities Derivatives     Derivatives     Assets (6)
                                                     ------------------------------------------------------------------------
                                                                                     (in millions)
Balance at January 1, 2008                                $  4,576         $  4      $   (7)         $  (4)         $  2,882
 Net realized/unrealized gains (losses) included
   in:..............................................
   Net (loss) income................................         (293)  (2)       4          187   (4)      (3)    (5)      (15)
   Other comprehensive income.......................         (978)  (3)       -            -              -                -
 Purchases, issuances, (sales) and (settlements),
   net..............................................         (278)          (8)            5              -              105
 Transfers in and/or (out) of Level 3, net (1)......          (36)            -           10              -                -
                                                     ------------------------------------------------------------------------
Balance at December 31, 2008                              $  2,991         $  -       $  195         $  (7)         $  2,972
                                                     ========================================================================

Gains (losses) for the period included in earnings
  attributable to the change in unrealized gains
  (losses) relating to assets and liabilities still
  held at December 31, 2008.........................      $     34         $  -       $  187         $  (3)         $   (15)

(1) For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.

(2) This amount is included in net realized investments and other gains (losses) on the Consolidated Statements of Operations.

(3) This amount is included in accumulated other comprehensive income (loss) on the balance sheet.

(4) This amount is included in net realized investment and other gains (losses) on the statement of operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2008. All gains and (losses) related to Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure as it is not practicable to track realized and unrealized gains (losses) separately by security.

(5) This amount is included in benefits to policyholders on the statement of operations. All gains and (losses) on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure as it is impracticable to track realized and unrealized gains (losses) separately on a contract by contract basis.

(6) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

Financial Instruments Measured at Fair Value on a Non Recurring Basis

Certain financial assets are reported at fair value on a non recurring basis, including investments such as mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15 -- Goodwill, Value of Business Acquired, and Other Intangible Assets

Goodwill

The changes in the carrying value of goodwill by segment were as follows:

                                                      Wealth       Corporate and
                                     Protection     Management         Other          Total
                                 ------------------------------------------------------
                                                        (in millions)
Balance at January 1, 2008......      $  1,600       $  1,253         $  156         $  3,009
Dispositions and other, net (1).             -              -           (10)             (10)
                                 ------------------------------------------------------
Balance at December 31, 2008....      $  1,600       $  1,253         $  146         $  2,999
                                 ======================================================

                                                      Wealth       Corporate and
                                     Protection     Management         Other          Total
                                 ------------------------------------------------------
                                                       (in millions)
Balance at January 1, 2007......      $  1,600       $  1,253         $  158         $  3,011
Dispositions and other, net (2).             -              -            (2)              (2)
                                 ------------------------------------------------------
Balance at December 31, 2007....      $  1,600       $  1,253         $  156         $  3,009
                                 ======================================================

   (1) The Company reduced goodwill by $10 million for excess severance accruals.

   (2) The Company reduced goodwill by $2 million for excess tax benefits associated with stock options for the year ended December 31, 2007.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment, below its carrying amount. There were no impairments recorded in 2008 or 2007.

Value of Business Acquired

The balance of and changes in VOBA as of and for the years ended December 31, were as follows:

                                                       December 31,
                                                ---------------------
                                                     2008        2007
                                                ---------------------
                                                    (in millions)
Balance, beginning of year.....................     $ 2,375     $ 2,502
Amortization...................................        (59)       (107)
Change in unrealized investment gains (losses).         248        (20)
                                                ---------------------
Balance, end of year...........................     $ 2,564     $ 2,375
                                                =====================

The following table provides estimated future amortization for the periods indicated:

                VOBA
            Amortization
        -----------------
            (in millions)
  2009.         $  75
  2010.            69
  2011.            74
  2012.            69
  2013.            63

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15 -- Goodwill, Value of Business Acquired, and Other Intangible Assets - (continued)

Other Intangible Assets

Other intangible asset balances were as follows:

                                             Gross             Accumulated             Net
                                          Carrying Amount      Net Amortization    Carrying Amount
                                        --------------------------------------------------------
                                                             (in millions)
December 31, 2008
Not subject to amortization:
 Brand name............................     $    600                  -              $    600
 Investment management contracts.......          293                  -                   293
Subject to amortization:
 Distribution networks.................          397                 27                   370
 Other investment management contracts.           64                 21                    43
                                        --------------------------------------------------------
Total..................................     $  1,354              $  48              $  1,306
                                        ========================================================

December 31, 2007
Not subject to amortization:
 Brand name............................     $    600                  -              $    600
 Investment management contracts.......          293                  -                   293
Subject to amortization:
 Distribution networks.................          397                 19                   378
 Other investment management contracts.           64                 17                    47
                                        --------------------------------------------------------
Total..................................     $  1,354              $  36              $  1,318
                                        ========================================================

Amortization expense (net of tax) for other intangible assets were $8 million, $8 million, and $7 million for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization expense for other intangible assets is expected to be approximately $9 million in 2009, $9 million in 2010, $10 million in 2011, $11 million in 2012, and $12 million in 2013.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 16 -- Certain Separate Accounts

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Consolidated Balance Sheets as total separate account assets with an equivalent total reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Consolidated Statements of Operations. In 2008 and 2007, there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

For guarantees of amounts in the event of death, the net amount at risk is defined as the excess of the initial sum insured over the current sum insured for fixed premium variable life insurance contracts, and, for other variable life insurance contracts, is equal to the sum insured when the account value is zero and the policy is still in force.

The following table reflects variable life insurance contracts with guarantees held by the Company:

                                                    December 31,
                                                   -----------------------------
                                                    2008           2007
                                                   -----------------------------
                                                   (in millions, except for age)
Life insurance contracts with guaranteed benefits
 In the event of death............................
 Account value.................................... $ 5,180        $ 7,312
 Net amount at risk related to deposits...........     532             56
 Average attained age of contract holders.........      47             46

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death and income benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary.

The Company sold contracts with Guaranteed Minimum Income Benefit ("GMIB") riders from 1998 to 2004. The GMIB rider provides a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (7 to 15 years), and which may be larger than what the contract account balance would purchase at then-current annuity purchase rates.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 16 -- Certain Separate Accounts - (continued)

The Company had the following variable annuity contracts with guarantees. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                                                           December 31,
                                                         -------------------------------------------
                                                           2008                  2007
                                                         -------------------------------------------
                                                         (in millions, except for ages and percents)

     Guaranteed Minimum Death Benefit
      Return of net deposits............................
      In the event of death.............................
        Account value................................... $  1,340              $  2,310
        Net amount at risk..............................      120                    30
        Average attained age of contract holders........       64                    65

      Return of net deposits plus a minimum return......
      In the event of death.............................
        Account value................................... $    347              $    679
        Net amount at risk..............................      309                   157
        Average attained age of contract holders........       67                    66
        Guaranteed minimum return rate..................       5%                    5%

      Highest specified anniversary account value minus.
      withdrawals post anniversary......................
      In the event of death.............................
        Account value................................... $    436              $    780
        Net amount at risk..............................      208                    47
        Average attained age of contract holders........       61                    63

     Guaranteed Minimum Income Benefit
        Account value................................... $    101              $    194
        Net amount at risk..............................       51                    17
        Average attained age of contract holders........       61                    60

Account balances of variable contracts with guarantees invest in various separate accounts with the following characteristics:

                          December 31,
                      ----------------------
                         2008       2007
                      ----------------------
                          (in millions)
Type of Fund
Domestic Equity......   $  3,154  $   5,262
International Equity.        502        894
Balanced.............      1,045      2,104
Bonds................      1,276      1,518
Money Market.........        540        434
                      ----------------------
   Total.............   $  6,517  $  10,212
                      ======================

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 16 -- Certain Separate Accounts - (continued)


The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                Guaranteed   Guaranteed
                                 Minimum      Minimum
                                  Death        Income
                                 Benefit      Benefit
                                  (GMDB)       (GMIB)     Total
                              ---------------------------------
                                        (in millions)
Balance at January 1, 2008...     $ 51         $ 4       $ 55
Incurred guarantee benefits..     (16)           -       (16)
Other reserve changes........       38           -         38
                              ---------------------------------
Balance at December 31, 2008.     $ 73         $ 4       $ 77
Balance at January 1, 2007...     $ 47         $ 3       $ 50
Other reserve changes........        4           1          5
                              ---------------------------------
Balance at December 31, 2007.     $ 51         $ 4       $ 55

The GMDB gross reserve, was determined in accordance with AICPA Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The GMIB gross reserve held is equal to the accumulation of fees collected on this rider.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2008 and 2007:

  . Data used included 1,000 stochastically generated investment performance scenarios.

  . For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

  . Mean return and volatility assumptions were determined for each of the asset classes noted above.

  . Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

  . Annuity base lapse rates vary by contract type and duration and ranged from 2% to 29%.

  .  The discount rate used was 6.5% for SOP No. 03-01 calculations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 17 -- Deferred Policy Acquisition Costs and Deferred Sales Inducements

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                         December 31,
                                                      --------------------------
                                                       2008          2007
                                                      --------------------------
                                                        (in millions)
Balance, beginning of year........................... $ 1,054        $   853
Capitalization.......................................     303            257
Amortization.........................................     (7)           (55)
Change in unrealized investment gains and losses.....     121            (1)
                                                      --------------------------
Balance, end of year................................. $ 1,471        $ 1,054
                                                      ==========================

The balance of and changes in deferred sales inducements as of and for the years ended December 31, were as follows:

                                                         December 31,
                                                      --------------------------
                                                       2008          2007
                                                      --------------------------
                                                        (in millions)
Balance, beginning of year...........................   $  49          $  37
Capitalization.......................................      19             17
Amortization.........................................      14            (5)
                                                      --------------------------
Balance, end of year.................................   $  82          $  49
                                                      ==========================

Note 18 -- Share-Based Payments

The Company participates in the stock compensation plans of MFC. The Company uses the Black-Scholes-Merton option pricing model to estimate the value of stock options granted to employees. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. GAAP, is recorded in the accounts of the Company in other operating costs and expenses.

Stock Options (ESOP)

Under MFC's Executive Stock Option Plan ("ESOP"), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 74 million common shares have been reserved for issuance under the ESOP.

MFC grants Deferred Share Units ("DSUs") under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors. In 2008, 2007 and 2006, 217,000, 191,000, and 181,000 DSUs, respectively, were issued to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2008 and 2007, 270,000 and 260,000, DSUs were issued to certain employees who elected to defer payment of all or part of their 2004 restricted share units. Restricted share units are discussed below. The DSUs issued in 2008, 2007 and 2006 vested immediately upon grant. The Company recorded compensation expense for stock options granted of $3 million, $2 million, and $2 million for the years ended December 31, 2008, 2007, and 2006, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 18 -- Share-Based Payments - (continued)


Global Share Ownership Plan (GSOP)

Effective January 1, 2001, MFC established the Global Share Ownership Plan ("GSOP") for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee's eligible contributions to certain maximums. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market.

Restricted Share Unit Plan (RSU)

In 2003, MFC established the Restricted Share Unit ("RSU") Plan. For the years ended December 31, 2008, 2007, and 2006, 1.8 million, 1.5 million and
1.6 million RSUs, respectively, were granted to certain eligible employees under this plan. For the years ended December 31, 2008, 2007, and 2006, the Company granted 0.3 million RSUs per year, to certain eligible employees. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest three years from the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $10 million, $12 million, and $8 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 19 -- Subsequent Event - Demand Note

On March 30, 2009, the Company purchased a $500 million demand note issued by MFC. The note was priced at LIBOR plus 185 basis points and has a maturity date of September 30, 2009.

Note 20 -- Subsequent Event - Merger

On December 9, 2009, JHUSA entered into a Merger Agreement (the "Agreement") with JHLICO and John Hancock Variable Life Insurance Company ("JHVLICO"). Pursuant to the Agreement, JHLICO and JHVLICO merged with and into JHUSA on December 31, 2009. JHLICO was formerly a wholly-owned subsidiary of JHFS, and JHVLICO was formerly a wholly-owned subsidiary of JHLICO.

The Agreement, which became effective on December 31, 2009, provides that JHUSA is the surviving corporation of the merger and shall continue to exist as a wholly-owned subsidiary of The Manufacturers Investment Corporation. The Agreement also provides that upon the effectiveness of the merger, JHLICO and JHVLICO ceased to exist and that their respective properties and obligations became the property and obligations of JHUSA.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
Years Ended December 31, 2008, 2007, and 2006

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm....................................... F-2

Audited Consolidated Financial Statements

 Consolidated Balance Sheets-
 As of December 31, 2008 and 2007............................................................. F-3

 Consolidated Statements of Operations-
 For the Years Ended December 31, 2008, 2007, and 2006........................................ F-5

 Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (Loss)-
 For the Years Ended December 31, 2008, 2007, and 2006........................................ F-6

 Consolidated Statements of Cash Flows-
 For the Years Ended December 31, 2008, 2007, and 2006........................................ F-7

 Notes to Consolidated Financial Statements................................................... F-9

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Life Insurance Company (U.S.A.)

We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company (U.S.A.) ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed their method of accounting for collateral related to certain derivative activities and in 2006 the Company changed their method of accounting for defined benefit pension and other postretirement benefit plans.

                                                             /s/ ERNST & YOUNG
                                                               LLP

Boston, Massachusetts
April 16, 2009, except for
Note 18, as to which the
date is January 4, 2010

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                          CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
                                                                           -----------------------
                                                                              2008        2007
                                                                           -----------------------
                                                                                (in millions)
Assets
 Investments
 Fixed maturities:
   Available-for-sale--at fair value
   (amortized cost: 2008--$14,875; 2007--$13,050).........................   $  14,736   $  13,689
 Equity securities:
   Available-for-sale--at fair value
   (cost: 2008--$517; 2007--$781).........................................         415         956
 Mortgage loans on real estate............................................       2,629       2,414
 Investment real estate...................................................       1,719       1,543
 Policy loans.............................................................       2,785       2,519
 Short-term investments...................................................       3,665       2,723
 Other invested assets....................................................         398         325
                                                                           ----------- -----------
   Total Investments......................................................      26,347      24,169

 Cash and cash equivalents................................................       3,477       3,345
 Accrued investment income................................................         319         310
 Goodwill.................................................................          54          54
 Deferred policy acquisition costs and deferred sales inducements.........       8,293       5,928
 Amounts due from and held for affiliates.................................       2,622       2,723
 Reinsurance recoverable..................................................       1,518       1,390
 Embedded derivatives recoverable for certain separate account guarantees.       4,382         586
 Other assets.............................................................       1,504         619
 Separate account assets..................................................      77,681     105,380
                                                                           ----------- -----------
   Total Assets...........................................................   $ 126,197   $ 144,504
                                                                           =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                          December 31,
                                                                                     -----------------------
                                                                                        2008        2007
                                                                                     -----------------------
                                                                                          (in millions)
Liabilities and Shareholder's Equity
Liabilities
 Future policy benefits.............................................................   $  27,796   $  24,594
 Policyholders' funds...............................................................         381         300
 Unearned revenue...................................................................       2,178         543
 Unpaid claims and claim expense reserves...........................................         591         720
 Policyholder dividends payable.....................................................         216         210
 Amounts due to affiliates..........................................................       4,511       4,371
 Current income tax payable.........................................................         142         174
 Deferred income tax liability......................................................         855       1,000
 Embedded derivatives payable for certain separate account guarantees...............       2,859         567
 Other liabilities..................................................................       3,836       1,261
 Separate account liabilities.......................................................      77,681     105,380
                                                                                     ----------- -----------
       Total Liabilities............................................................     121,046     139,120

Commitments, Guarantees, and Legal Proceedings (Note 10)

Shareholder's Equity
 Preferred stock ($1.00 par value; 50,000,000 shares authorized; 100,000 shares
   issued and outstanding at December 31, 2008 and 2007)............................           -           -
 Common stock ($1.00 par value; 50,000,000 shares authorized; 4,728,937 shares issued and outstanding at December 31, 2008; 4,728,935 issued and outstanding at
   December 31, 2007)...............................................................           5           5
 Additional paid-in capital.........................................................       2,704       2,222
 Retained earnings..................................................................       2,534       2,572
 Accumulated other comprehensive (loss) income......................................        (92)         585
                                                                                     ----------- -----------
       Total Shareholder's Equity...................................................       5,151       5,384
                                                                                     ----------- -----------
       Total Liabilities and Shareholder's Equity...................................   $ 126,197   $ 144,504
                                                                                     =========== ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Years ended December 31,
                                                                 -----------------------------
                                                                   2008      2007      2006
                                                                 -----------------------------
                                                                         (in millions)
Revenues
 Premiums.......................................................   $   963   $   875   $ 1,014
 Fee income.....................................................     2,688     3,262     2,483
 Net investment income..........................................     1,435     1,337     1,163
 Net realized investment and other gains........................       426       162        32
                                                                 --------- --------- ---------
     Total revenues.............................................     5,512     5,636     4,692

Benefits and expenses
 Benefits to policyholders......................................     4,500     2,375     1,889
 Policyholder dividends.........................................       421       416       395
 Amortization of deferred policy acquisition costs and deferred
   sales inducements............................................     (388)       584       536
 Other operating costs and expenses.............................     1,320     1,269     1,117
                                                                 --------- --------- ---------
     Total benefits and expenses................................     5,853     4,644     3,937
                                                                 --------- --------- ---------

(Loss) income before income taxes...............................     (341)       992       755

Income tax (benefit) expense....................................     (303)       273       230
                                                                 --------- --------- ---------

Net (loss) income...............................................   $  (38)   $   719   $   525
                                                                 ========= ========= =========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                    EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                         Additional          Accumulated Other     Total
                                                 Capital  Paid-in   Retained   Comprehensive   Shareholder's  Outstanding
                                                  Stock   Capital   Earnings      Income          Equity         Shares
                                                 --------------------------------------------------------------------------
                                                        (in millions, except for shares outstanding)         (in thousands)
Balance at January 1, 2006......................   $ 5    $ 2,045   $ 1,463       $   525         $ 4,038        4,829

Comprehensive income:
 Net income.....................................                        525                           525
   Other comprehensive income, net of tax:
     Net unrealized investment losses...........                                     (46)            (46)
     Foreign currency translation
       adjustment...............................                                      (5)             (5)
     Minimum pension liability..................                                        5               5
                                                                                               -------------
Comprehensive income............................                                                      479

SFAS No. 158 transition adjustment..............                                      (2)             (2)
Employee stock option plan (ESOP)...............               13                                      13
Capital contribution from Parent................               71                                      71
Transfer of real estate to affiliate............               87                                      87
                                                 --------------------------------------------------------------------------
Balance at December 31, 2006....................   $ 5    $ 2,216   $ 1,988       $   477         $ 4,686        4,829

Comprehensive income:
 Net income.....................................                        719                           719
   Other comprehensive income, net of tax:
     Net unrealized investment gains............                                      124             124
     Foreign currency translation
       adjustment...............................                                      (4)             (4)
     Amortization of periodic pension costs.....                                        1               1
     Cash flow hedges...........................                                     (13)            (13)
                                                                                               -------------
Comprehensive income............................                                                      827

Employee stock option plan (ESOP)...............                6                                       6
Dividends paid to Parent........................                      (135)                         (135)
                                                 --------------------------------------------------------------------------
Balance at December 31, 2007....................   $ 5    $ 2,222   $ 2,572       $   585         $ 5,384        4,829

Comprehensive income:
 Net loss.......................................                       (38)                          (38)
   Other comprehensive income, net of tax:
     Net unrealized investment losses...........                                    (645)           (645)
     Foreign currency translation
       adjustment...............................                                     (23)            (23)
     Change in funded status of pension plan
       and amortization of periodic pension
       costs....................................                                     (15)            (15)
     Cash flow hedges...........................                                        6               6
                                                                                               -------------
Comprehensive loss..............................                                                    (715)
Capital contribution from Parent................              477                                     477
Employee stock option plan (ESOP)...............                5                                       5
                                                 --------------------------------------------------------------------------
Balance at December 31, 2008....................   $ 5    $ 2,704   $ 2,534       $  (92)         $ 5,151        4,829
                                                 ==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Years ended December 31
                                                                         ----------------------------------------
                                                                             2008          2007          2006
                                                                         ----------------------------------------
                                                                                      (in millions)
Cash flows from operating activities:
Net (loss) income.......................................................   $      (38)   $      719    $      525
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
 Amortization of premium and accretion of discounts, net--fixed
   maturities...........................................................          (28)            9            13
 Net realized investment and other gains................................         (426)         (162)         (32)
 Amortization of deferred policy acquisition costs and deferred sales
   inducements..........................................................         (388)          584           536
 Capitalization of deferred policy acquisition costs and deferred sales
   inducements..........................................................       (1,687)       (1,700)      (1,154)
 Depreciation and amortization..........................................           59            26            26
 Increase in accrued investment income..................................           (9)          (63)          (1)
 Decrease in other assets and other liabilities, net....................        1,584           448           398
 Increase in policyholder liabilities and accruals, net.................        1,958           781           479
 Increase in deferred income taxes......................................          212            50           237
                                                                         ----------------------------------------
Net cash provided by operating activities...............................        1,237           692         1,027
                                                                         ----------------------------------------

Cash flows from investing activities:
 Sales of:
   Fixed maturities.....................................................        4,008         8,814         9,657
   Equity securities....................................................          411           304           355
   Real estate..........................................................            -             -            27
   Other invested assets................................................          149             -             -
 Maturities, prepayments, and scheduled redemptions of:
   Fixed maturities.....................................................          413           485           658
   Mortgage loans on real estate........................................        1,221         1,453         1,105
 Purchases of:
   Fixed maturities.....................................................       (6,483)      (11,150)     (10,327)
   Equity securities....................................................         (195)         (229)        (690)
   Real estate..........................................................         (205)         (168)         (16)
   Other invested assets................................................         (283)         (121)         (74)
 Mortgage loans on real estate issued...................................       (1,434)       (1,409)      (1,128)
 Issuance of notes receivable from affiliates...........................         (295)            -             -
 Cash received on sale of mortgage backed security to affiliate.........            -            15             -
 Net purchases of short-term investments................................         (939)       (2,013)        (162)
 Other, net.............................................................         (161)         (249)        (281)
                                                                         ----------------------------------------
Net cash used in investing activities...................................       (3,793)       (4,268)        (876)
                                                                         ----------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                     Years ended December 31,
                                                                 ---------------------------------
                                                                    2008       2007       2006
                                                                 ---------------------------------
                                                                           (in millions)
Cash flows from financing activities:
   Capital contribution from Parent.............................   $     477   $     -   $      71
   Dividends paid to Parent.....................................           -     (135)           -
   (Decrease) increase in amounts due to affiliates.............       (666)     1,768          14
   Universal life and investment-type contract deposits.........       4,760     2,748       2,832
   Universal life and investment-type contract maturities and
     withdrawals................................................     (1,422)     (509)     (1,266)
   Net transfers to separate accounts from policyholders' funds.     (1,929)     (881)       (433)
   Excess tax benefits related to share-based payments..........           1         2           2
   Cash received on sale of real estate to affiliate............           -         -         150
   Unearned revenue on financial reinsurance....................       1,592     (149)        (49)
   Net reinsurance recoverable..................................       (125)      (35)          49
                                                                 ---------------------------------
Net cash provided by financing activities.......................       2,688     2,809       1,370
                                                                 ---------------------------------

Net increase (decrease) in cash and cash equivalents............         132     (767)       1,521
Cash and cash equivalents at beginning of year..................       3,345     4,112       2,591
                                                                 ---------------------------------
Cash and cash equivalents at end of year........................   $   3,477   $ 3,345   $   4,112
                                                                 =================================

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

Business. John Hancock Life Insurance Company (U.S.A.) ("JHUSA" or the "Company") is a wholly-owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is a wholly-owned subsidiary of Manulife Holdings (Delaware) LLC ("MHDLLC"), which is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded stock life insurance company.

The Company provides a wide range of insurance and investment products to both individual and institutional customers located primarily in the United States. These products, including individual life insurance, individual and group fixed and variable annuities, and group pension contracts, are sold through an extensive network of agents, securities dealers, and other financial institutions. The Company also offers investment management services with respect to the Company's separate account assets and to mutual funds and institutional customers. The Company is licensed in forty-nine states.

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and or controlled subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. Partnerships, joint venture interests, and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. All significant intercompany transactions and balances have been eliminated. For further discussion regarding VIEs, see Note 3 -- Relationships with Variable Interest Entities.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments. The Company classifies its fixed maturity securities, other than leveraged leases, as available-for-sale and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Interest income is generally recognized on the accrual basis. The amortized cost of fixed maturity securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are included in net investment income. Impairments in value deemed to be other-than-temporary are reported as a component of net realized investment and other gains (losses).

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized investment gains and losses are reflected in shareholder's equity, as described above for available-for-sale fixed maturity securities. Equity securities that do not have readily determinable fair values are carried at cost and are included in other invested assets. Impairments in value deemed to be other-than-temporary are reported as a component of net realized investment and other gains (losses). Dividends are recorded as income on the ex-dividend date.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premium or accretion of discount, less allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)

estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Real estate held-for-sale is carried at the lower of depreciated cost or fair value less expected disposition costs. Any change to the valuation allowance for real estate held-for-sale is reported as a component of net realized investment and other gains (losses). The Company does not depreciate real estate classified as held-for-sale.

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other gains (losses), other than those related to separate accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

Derivative Financial Instruments. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and also to manage the duration of assets and liabilities. All derivative instruments are carried on the Company's Consolidated Balance Sheets in other assets or other liabilities at fair value.

In certain cases, the Company uses hedge accounting by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments, as well as the offsetting changes in fair value of the hedged items, are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses).

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss continues to be reported in accumulated other comprehensive income and then is reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is not probable of occurring, the balance remaining in accumulated other comprehensive income is immediately recognized in earnings.

Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors and swaptions), the premium is amortized into net investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e. the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)


The Company is a party to financial instruments that may contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether bifurcation is required. If it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract. Embedded derivatives are carried at fair value with changes in fair value reported in net realized investment and other gains (losses) for derivatives embedded in investment securities, or benefits to policyholders for the reinsurance recoverable related to guaranteed minimum income benefits and certain separate account guarantees related to guaranteed minimum withdrawal benefits.

Cash and Cash Equivalents. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Goodwill. As a result of the acquisition of Wood Logan Associates, the Company recognized an asset for goodwill representing the excess of the cost over the fair value of the assets acquired and liabilities assumed.

The Company tests goodwill for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred.

Deferred Policy Acquisition Costs and Deferred Sales Inducements. Deferred policy acquisition costs ("DAC") are costs that vary with, and are related primarily to, the production of new business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain policy issuance and underwriting costs, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

DAC related to participating traditional life insurance is amortized over the life of the policies at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the policies. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve, and expected annual policyholder dividends. For annuity, group pension contracts, universal life insurance, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized gains (losses), and mortality and expense margins. DAC amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included in accumulated other comprehensive income.

DAC related to non-participating traditional life insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

The Company offers sales inducements, including enhanced crediting rates or bonus payments, to contract holders on certain of its individual and group annuity products. The Company defers sales inducements and amortizes them over the life of the underlying contracts using the same methodology and assumptions used to amortize DAC.

Reinsurance. Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Consolidated Statements of Operations reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its contract holders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Separate Account Assets and Liabilities. Separate account assets and liabilities reported on the Company's Consolidated Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of contract holders. Net investment income and net realized investment and other gains (losses) generally accrue directly to

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)

such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, surrenders, net investment income, net realized investment and other gains (losses), and the related liability changes of separate accounts are offset within the same line item in the Consolidated Statements of Operations. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

Future Policy Benefits and Policyholders' Funds. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented 27% and 34% of the Company's traditional life net insurance in-force at December 31, 2008 and 2007, respectively, and 77%, 88%, and 93% of the Company's traditional life net insurance premiums for the years ended December 31, 2008, 2007, and 2006, respectively.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

For payout annuities in loss recognition, future policy benefits are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized investment and other gains (losses) associated with the underlying assets.

For non-participating traditional life insurance policies and reinsurance policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, persistency, interest, and expenses established at the policy issue date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

Policyholders' funds for universal life products and group pension contracts are equal to the total of the policyholder account values before surrender charges. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Components of policyholders' funds were as follows:

                                                 December 31,
                                                ---------------
                                                 2008    2007
                                                ---------------
                                                 (in millions)
                Individual and group annuities.   $  65   $  41
                Group pension contracts........      78      82
                Universal life and other.......     238     177
                                                ---------------
                Total policyholders' funds.....   $ 381   $ 300
                                                ===============

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported life claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

Policyholder Dividends. Policyholder dividends for the closed block are approved annually by the Company's Board of Directors. The aggregate amount of policyholder dividends is calculated based upon actual interest, mortality, morbidity, persistency, and expense experience for the year, as well as management's judgment as to the proper level of statutory surplus to be retained by the Company. For additional information on the closed block, see
Note 6 -- Closed Block.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)


Revenue Recognition. Premiums from participating and non-participating traditional life insurance, and reinsurance contracts are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Deposits related to universal life contracts are credited to policyholders' account balances. Revenues from these contracts, as well as annuities and group pension contracts, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

Fee income also includes advisory fees and administration service fees. Such fees and commissions are recognized in the period in which services are performed.

Share-Based Payments. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") on January 1, 2006. The standard requires that the costs resulting from share-based payment transactions with employees be recognized in the financial statements utilizing a fair value based measurement method.

Certain Company employees are provided compensation in the form of stock options, deferred share units, and restricted share units in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units and the intrinsic fair value of the restricted share units granted by MFC to Company employees are recognized in the accounts of the Company over the vesting periods of the units. The share-based payments are a legal obligation of MFC, but in accordance with U.S. GAAP, are recorded in the accounts of the Company in other operating costs and expenses.

Upon adoption of SFAS No. 123(R), the Company was required to determine the portion of additional paid-in capital that was generated from the realization of excess tax benefits prior to the adoption of SFAS No. 123(R) available to offset deferred tax assets that may need to be written off in future periods had the Company adopted the SFAS No. 123 fair value recognition provisions in 2001. The Company elected to calculate this "pool" of additional paid-in capital using the shortcut method as permitted by FASB Staff Position
No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. For the years ended December 31, 2008 and 2007, the Company recognized $1 million and $2 million, respectively, of excess tax benefits related to share-based payments in the Consolidated Statement of Cash Flows. Upon adoption in 2006, the Company recognized $2 million of excess tax benefits related to share-based payments, which was reclassified from net operating cash flows to net financing cash flows.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

Foreign Currency. Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated using the average exchange rates during the year. The resulting net translation adjustments for each year are included in accumulated other comprehensive income. Gains or losses on foreign currency transactions are reflected in earnings.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)


Recent Accounting Pronouncements

  FASB Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF No. 99-20-1")

In January 2009, the Financial Accounting Standards Board ("FASB") issued FSP EITF No. 99-20-1 which helps conform the impairment guidance in EITF No. 99-20 to the impairment guidance of SFAS No. 115. EITF No. 99-20 applies to debt securities backed by securitized financial assets ("ABS"), which are of less than high credit quality and can be contractually prepaid in a way that the investor could lose part of its investment. These securities are categorized as available-for-sale and have fair values below their carrying values. FSP EITF No. 99-20-1 allows the Company to consider its own expectations about probabilities that the ABS can and will be held until the fair values recover, while assessing whether the ABS is other-than-temporarily impaired. EITF
No. 99-20 formerly required the Company to consider only market participant expectations about the ABS future cash flows in this situation. FSP EITF
No. 99-20-1 was effective for the Company on December 31, 2008. Adoption of FSP EITF No. 99-20-1 on January 1, 2009 did not result in any impact to the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

  FASB Staff Position SFAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP SFAS No. 132R-1")

In December 2008, the FASB issued FSP SFAS No. 132R-1 which requires enhanced disclosures of the assets of the Company's pension and other postretirement benefit plans in the Company's consolidated financial statements. FSP SFAS
No. 132R-1 requires a narrative description of investment policies and strategies for plan assets, and discussion of long term rate of return assumptions for plan assets. FSP SFAS No. 132R-1 requires application of SFAS No. 157 style disclosures to fair values of plan assets, including disclosure of fair values of plan assets sorted by asset category and valuation levels 1, 2 and 3, with roll forward of level 3 plan assets, and discussion of valuation processes used. FSP SFAS No. 132R-1 will be effective for the Company's consolidated financial statements at December 31, 2009.

  FASB Staff Position SFAS No. 140-4 and FIN No. 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP SFAS No. 140-4 and FIN No. 46R-8")

In December 2008, the FASB issued FSP SFAS No. 140-4 and FIN No. 46(R)-8 which requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. While the Company is not involved in securitizing financial assets, it does have significant relationships with VIEs. This FSP was effective for the Company at December 31, 2008 and resulted in enhanced disclosures about the Company's relationships with VIEs. See Note 3 -- Relationships with Variable Interest Entities.

  Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161")

In March 2008, the FASB issued SFAS No. 161 which provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and related hedged items which are accounted for under SFAS
No. 133. SFAS No. 161 will be effective for the Company's Consolidated Balance Sheets and Consolidated Statements of Operations in 2009. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

  Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157")

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. SFAS No. 157 provides guidance on how to measure fair value, when required, under existing accounting standards. SFAS No. 157

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)

establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, sorted into three levels ("Level 1, 2, and 3"), with the most observable input level being Level 1. The impact of changing valuation methods to comply with SFAS No. 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $60 million, net of tax, as of January 1, 2008.

Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 ("SFAS 13") and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP No. FAS 157-1")." FSP No. FAS 157-1 amends SFAS No. 157 to provide a scope exception from SFAS No. 157 for the evaluation criteria on lease classification and capital lease measurement under SFAS No. 13, "Accounting for Leases," and other related accounting pronouncements. As a result of adopting FSP No. FAS 157-1, the Company does not apply the provisions of SFAS No. 157 to its leases.

  Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160")

In December 2007, the FASB issued SFAS No. 160 which establishes accounting guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 will require that non-controlling interests be included in shareholders' equity and separately reported there, that a consolidated entity's net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company's statement of changes in equity, and that changes in a parent's ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the company's own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS No. 160 will be effective for the Company's Consolidated Balance Sheets and Consolidated Statements of Operations in 2009, and will be applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

  Statement of Financial Accounting Standards No. 141 (R), "Business Combinations" ("SFAS No. 141(R)")

In December 2007, the FASB issued SFAS No. 141(R) which replaces SFAS No. 141, "Business Combinations". SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changes the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS No. 141(R) include; the acquisition date is defined as the date that the acquirer achieves control over the acquiree; any consideration transferred will be measured at fair value as of acquisition date; and all identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions. SFAS No. 141(R) will be effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred income taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would be subject to SFAS No. 141(R).

  FASB Staff Position Fin No. 39-1, "Amendment of Offsetting of Amounts Related to Certain Contracts" ("FSP FIN No. 39-1")

In April 2007, the FASB Staff issued FSP FIN No. 39-1 to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN No. 39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. The Company early adopted FSP FIN No. 39-1 in the quarter ended December 31, 2007, changing its accounting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty. This accounting policy change was applied retrospectively to all periods presented, resulting in an increase in derivative assets equally offset by an increase in derivative liabilities at December 31, 2007 of $57 million.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 1 -- Summary of Significant Accounting Policies - (continued)


  Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS No. 158")

In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires the Company to recognize in its statement of financial position either assets or liabilities for the overfunded or underfunded status of its defined benefit postretirement plans. Changes in the funded status of a defined benefit postretirement plan are recognized in accumulated other comprehensive income in the year the changes occur.

SFAS No. 158 was effective for the Company on December 31, 2006. As a result of the Company's adoption of SFAS No. 158, the Company recorded a decrease to accumulated other comprehensive income of $2 million, net of tax, as of December 31, 2006 to recognize the funded status of its defined benefit pension and other postretirement benefit plans.

  FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN No. 48")

In June 2006, the FASB issued FIN No. 48. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN No. 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both (a) and (b). FIN No. 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN No. 48 was effective for the Company's consolidated financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 consolidated retained earnings. Adoption of FIN No. 48 had no material impact on the Company's Consolidated Balance Sheets at December 31, 2007 or Consolidated Statements of Operations for the year ended December 31, 2007.

  AICPA Statement of Position No. 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP No. 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP
No. 05-1. SOP No. 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.

SOP No. 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP No. 05-01 as of January 1, 2007, there was no material impact to the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

  Emerging Issues Task Force Issue No. 04-5, "Determining Whether a General Partner or the General Partners as a Group Controls a Limited Partnership or a Similar Entity When the Limited Partners Have Certain Rights" ("EITF No. 04-5")

In July 2005, the Emerging Issues Task Force of the FASB issued EITF No. 04-5. EITF No. 04-5 mandates a rebuttable presumption that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability to remove the general partner without cause by action of simple majority) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should instead be followed.

EITF No. 04-5 was effective for the Company on January 1, 2006. In connection with the Company's adoption of EITF No. 04-5, there was no impact to the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments


Fixed Maturities and Equity Securities

The Company's investments in fixed maturities and equity securities classified as available-for-sale are summarized below:

                                                                                December 31, 2008
                                                                 -----------------------------------------------
                                                                                  Gross      Gross
                                                                                Unrealized Unrealized
                                                                 Amortized Cost   Gains      Losses   Fair Value
                                                                 -----------------------------------------------
                                                                                  (in millions)
Fixed maturities and equity securities:
   Corporate securities.........................................    $ 11,765      $ 508     $   821    $ 11,452
   Asset-backed and mortgage-backed securities..................       1,072          -         143         929
   Obligations of states and political subdivisions.............         201          6           7         200
   Debt securities issued by foreign governments................         995        209           1       1,203
   U.S. Treasury securities and obligations of U.S. government
     corporations and agencies..................................         793        110           -         903
                                                                 -----------------------------------------------
   Fixed maturities.............................................      14,826        833         972      14,687
   Other fixed maturities (1)...................................          49          -           -          49
                                                                 -----------------------------------------------
   Total fixed maturities available-for-sale, at fair value.....      14,875        833         972      14,736
   Equity securities available-for-sale.........................         517         44         146         415
                                                                 -----------------------------------------------
   Total fixed maturities and equity securities.................    $ 15,392      $ 877     $ 1,118    $ 15,151
                                                                 ===============================================

                                                                                December 31, 2007
                                                                 -----------------------------------------------
                                                                                  Gross      Gross
                                                                                Unrealized Unrealized
                                                                 Amortized Cost   Gains      Losses   Fair Value
                                                                 -----------------------------------------------
                                                                                  (in millions)
Fixed maturities and equity securities:
   Corporate securities.........................................    $ 10,292      $ 574     $   121    $ 10,745
   Asset-backed and mortgage-backed securities..................         992         15           2       1,005
   Obligations of states and political subdivisions.............          83          4           -          87
   Debt securities issued by foreign governments................         893        145           -       1,038
   U.S. Treasury securities and obligations of U.S. government
     corporations and agencies..................................         718         24           -         742
                                                                 -----------------------------------------------
   Fixed maturities.............................................      12,978        762         123      13,617
   Other fixed maturities (1)...................................          72          -           -          72
                                                                 -----------------------------------------------
   Total fixed maturities available-for-sale, at fair value.....      13,050        762         123      13,689
   Equity securities available-for-sale.........................         781        193          18         956
                                                                 -----------------------------------------------
   Total fixed maturities and equity securities.................    $ 13,831      $ 955     $   141    $ 14,645
                                                                 ===============================================

(1)The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at each lease's expected internal rate of return.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments - (continued)


The amortized cost and fair value of available-for-sale fixed maturities at December 31, 2008, by contractual maturity, are shown below:

                                                  Amortized Cost Fair Value
                                                  -------------------------
                                                        (in millions)
     Fixed maturities:
     Due in one year or less.....................     $    432     $    432
     Due after one year through five years.......        2,364        2,296
     Due after five years through ten years......        3,626        3,511
     Due after ten years.........................        7,332        7,519
                                                  -------------- ----------
                                                        13,754       13,758
     Asset-backed and mortgage-backed securities.        1,072          929
                                                  -------------- ----------
        Total....................................     $ 14,826     $ 14,687
                                                  ============== ==========

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Fixed Maturities and Equity Securities Impairment Review

The Company has a process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other-than-temporary. These risks and uncertainties include (1) the risk that its assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to its investment professionals who determine the fair value estimates and other-than-temporary impairments, and
(4) the risk that new information obtained by the Company or changes in other facts and circumstances lead it to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed maturity securities and equity securities are net of other-than-temporary impairment charges.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments - (continued)


The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual available-for-sale fixed maturity securities and equity securities have been in a continuous unrealized loss position:

 Unrealized Losses on Available-For-Sale Fixed Maturity Securities and Equity
                        Securities -- By Investment Age

                                                                 Year ended December 31, 2008
                                                  -----------------------------------------------------------
                                                  Less than 12 months  12 months or more         Total
                                                  -----------------------------------------------------------

                                                  Carrying Unrealized Carrying Unrealized Carrying Unrealized
                                                   Value     Losses    Value     Losses    Value     Losses
                                                  -----------------------------------------------------------
                                                                         (in millions)
Corporate securities............................. $ 4,400    $ 431    $ 1,681    $ 390    $ 6,081   $   821
Asset-backed and mortgage-backed securities......     810      116         92       27        902       143
Obligations of states and political subdivisions.      92        7          -        -         92         7
Debt securities issued by foreign governments....      28        1          -        -         28         1
                                                  -----------------------------------------------------------
Total fixed maturities available-for-sale........   5,330      555      1,773      417      7,103       972
Equity securities available-for-sale.............     241      118         34       28        275       146
                                                  -----------------------------------------------------------
Total............................................ $ 5,571    $ 673    $ 1,807    $ 445    $ 7,378   $ 1,118
                                                  ===========================================================

                                                            Year ended December 31, 2007
                                             -----------------------------------------------------------
                                             Less than 12 months  12 months or more         Total
                                             -----------------------------------------------------------

                                             Carrying Unrealized Carrying Unrealized Carrying Unrealized
                                              Value     Losses    Value     Losses    Value     Losses
                                             -----------------------------------------------------------
                                                                    (in millions)
Corporate securities........................ $ 1,521     $ 50    $ 1,462     $ 71    $ 2,983    $ 121
Asset-backed and mortgage-backed securities.      99        2         32        -        131        2
                                             -----------------------------------------------------------
Total fixed maturities available-for-sale...   1,620       52      1,494       71      3,114      123
Equity securities available-for-sale........     145       18          -        -        145       18
                                             -----------------------------------------------------------
Total....................................... $ 1,765     $ 70    $ 1,494     $ 71    $ 3,259    $ 141
                                             ===========================================================

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade available-for-sale fixed maturity securities increased to $79 million at December 31, 2008 from $19 million at December 31, 2007.

At December 31, 2008 and 2007, there were 753 and 339 available-for-sale fixed maturity securities with an aggregate gross unrealized loss of $972 million and $123 million, respectively, of which the single largest unrealized loss was $22 million and $16 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2008 and 2007, there were 550 and 174 equity securities with an aggregate gross unrealized loss of $146 million and $18 million, respectively, of which the single largest unrealized loss was $14 million and $1 million, respectively. The Company anticipates that these equity securities will recover in value in the near term.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments - (continued)


There were no non-income producing available-for-sale securities for the year ended December 31, 2008. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2008.

Securities Lending

The Company participated in a securities lending program for the purpose of enhancing income on securities held in 2007, but there were no securities on loan and no collateral held as of December 31, 2008. At December 31, 2007, $1,476 million of the Company's securities, at market value, were on loan to various brokers/dealers and were fully collateralized by cash and highly liquid securities. The market value of the loaned securities was monitored on a daily basis, and the collateral was maintained at a level of at least 102% of the loaned securities' market value.

Assets on Deposit

As of December 31, 2008 and 2007, fixed maturity securities with a fair value of $9 million and $7 million were on deposit with government authorities as required by law.

Mortgage Loans on Real Estate

At December 31, 2008, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

   Collateral              Carrying      Geographic              Carrying
   Property Type            Amount       Concentration            Amount
   -----------------------------------   -----------------------------------
                         (in millions)                         (in millions)
   Apartments...........    $   356      East North Central...    $   323
   Industrial...........        531      East South Central...         38
   Office buildings.....        955      Middle Atlantic......        463
   Retail...............        468      Mountain.............        243
   Mixed use............        120      New England..........        160
   Agricultural.........         48      Pacific..............        689
   Agri business........         42      South Atlantic.......        551
   Other................        114      West North Central...         14
                                         West South Central...        153

   Provision for losses.         (5)     Provision for losses.         (5)
                         -------------                         -------------

   Total................    $ 2,629      Total................    $ 2,629
                         =============                         =============

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                              Balance at Beginning                      Balance at End of
                                   of Period       Additions Deductions      Period
                              -----------------------------------------------------------
                                                     (in millions)

Year ended December 31, 2008.         $ 3             $ 2       $ -            $ 5

Year ended December 31, 2007.           3               5         5              3

Year ended December 31, 2006.           5               1         3              3

Mortgage loans with a carrying value of $11 million were non-income producing for the years ended December 31, 2008 and 2007. At December 31, 2008, mortgage loans with carrying value of $4 million were delinquent by less than 90 days. There were no mortgage loans delinquent by 90 days or more.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments - (continued)


The total recorded investment in mortgage loans that are considered to be impaired along with the related provision for losses were as follows:

                                                                   December 31,
                                                                  ---------------
                                                                    2008       2007
                                                                  ---------------
                                                                   (in millions)
Impaired mortgage loans on real estate with provision for losses.  $ 16       $ 12
Provision for losses.............................................    (5)        (3)
                                                                  ------     ------
Net impaired mortgage loans on real estate.......................  $ 11       $  9
                                                                  ======     ======

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                     Years ended December 31,
                                                     ------------------------
                                                       2008     2007    2006
                                                     ------------------------
                                                        (in millions)
      Average recorded investment in impaired loans.  $ 14     $ 12    $ 16
      Interest income recognized on impaired loans..     -        -       -

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

There were no restructured mortgage loans as of December 31, 2008 and 2007.

Investment Real Estate

There was no non-income producing real estate for the years ended December 31, 2008 and 2007, respectively. Depreciation expense on investment real estate was $29 million, $26 million, and $26 million, in 2008, 2007, and 2006, respectively. Accumulated depreciation was $248 million and $218 million at December 31, 2008 and 2007, respectively.

Equity Method Investments

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $392 million and $309 million at December 31, 2008 and 2007, respectively. Total combined assets of such investments were $8,051 million and $5,322 million (consisting primarily of investments) and total combined liabilities were $3,753 million and $2,916 million (including $3,219 million and $2,444 million of debt) at December 31, 2008 and 2007, respectively. Total combined revenues and expenses of these investments in 2008 were $1,423 million and $1,513 million, respectively, resulting in $90 million of total combined loss from operations. Total combined revenues and expenses of these investments in 2007 were $560 million and $582 million, respectively, resulting in $22 million of total combined loss from operations. Total combined revenues and expenses in 2006 were $68 million and $110 million, respectively, resulting in $42 million of total combined loss from operations. Net investment (loss) income on investments accounted for on the equity method totaled $(9) million, $2 million, and $0 in 2008, 2007, and 2006, respectively. Depending on the timing of receipt of the audited financial statements of these other assets, the above investee level financial data may be up to one year in arrears.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 -- Investments - (continued)


Net Investment Income and Net Realized Investment and Other Gains (Losses)

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

                                                                Years ended December 31,
                                                                -------------------------
                                                                   2008    2007     2006
                                                                -------------------------
                                                                      (in millions)
Net investment income
   Fixed maturities............................................ $   913  $   798 $   730
   Equity securities...........................................      50       38      24
   Mortgage loans on real estate...............................     161      145     152
   Investment real estate......................................      96      100      98
   Policy loans................................................     202      185     166
   Short-term investments......................................      93      145      61
   Other.......................................................      12        7      (8)
                                                                -------------------------
   Gross investment income.....................................   1,527    1,418   1,223

       Less investment expenses................................      92       81      60
                                                                -------------------------
Net investment income (1)...................................... $ 1,435  $ 1,337 $ 1,163
                                                                =========================

Net realized investment and other gains (losses)
   Fixed maturities............................................ $   (55) $    69 $   (27)
   Equity securities...........................................    (151)      38      44
   Mortgage loans on real estate and real estate held-for-sale.       1       13      20
   Derivatives and other invested assets.......................     631       42      (5)
                                                                -------------------------
Net realized investment and other gains (1).................... $   426  $   162 $    32
                                                                =========================

(1)Includes net investment income and net realized investment and other gains on assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 7 --Related Party Transactions, for information on the associated MRBL reinsurance agreement.

For 2008, 2007, and 2006, net investment income passed through to participating contract holders as interest credited to policyholders' account balances amounted to $1 million, $2 million, and $1 million, respectively.

Gross gains were realized on the sale of available-for-sale securities of $212 million, $203 million, and $189 million for the years ended December 31, 2008, 2007, and 2006, respectively, and gross losses were realized on the sale of available-for-sale securities of $50 million, $51 million, and $132 million for the years ended December 31, 2008, 2007, and 2006, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $341 million, $74 million, and $64 million for the years ended December 31, 2008, 2007, and 2006, respectively, were recognized in the Consolidated Statements of Operations.

Note 3 -- Relationships with Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities ("VIEs") in accordance with FASB Interpretation
No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003)" ("FIN No. 46(R)"). Under FIN No. 46(R), the variable interest holder, if any, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 3 -- Relationships with Variable Interest Entities - (continued)


The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity's expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company's involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

Significant Variable Interests in Unconsolidated Variable Interest Entities

The following table presents the total assets of, investment in, and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests, but it is not the primary beneficiary, and which have not been consolidated. The Company does not record any liabilities related to the unconsolidated VIEs.

                                                    December 31,
                                       ---------------------------------------
                                                        2008
                                       ---------------------------------------
                                                                     Maximum
                                                                   Exposure to
                                       Total Assets Investment (1)  Loss (2)
                                       ---------------------------------------
                                                    (in millions)
 Real estate limited partnerships (3).    $ 142         $ 100         $ 148
 Timber funds (4).....................      205            13            13
                                       ---------------------------------------
 Total................................    $ 347         $ 113         $ 161
                                       =======================================

                                                    December 31,
                                       ---------------------------------------
                                                        2007
                                       ---------------------------------------
                                                                     Maximum
                                                                   Exposure to
                                       Total Assets Investment (1)  Loss (2)
                                       ---------------------------------------
                                                    (in millions)
 Real estate limited partnerships (3).    $ 103          $ 38         $  85
 Timber funds (4).....................      266            17            17
                                       ---------------------------------------
 Total................................    $ 369          $ 55         $ 102
                                       =======================================

(1)The Company's investments in unconsolidated VIEs are included in other invested assets on the Consolidated Balance Sheets.
(2)The maximum exposure to loss related to real estate limited partnerships and timber funds is limited to the Company's investment plus unfunded capital commitments. The maximum loss is expected to occur only upon bankruptcy of the issuer or investee or as a result of a natural disaster in the case of the timber funds.
(3)Real estate limited partnerships include partnerships established for the purpose of investing in real estate that qualifies for low income housing and/or historic tax credits. Limited partnerships are owned by a general partner, who manages the business, and by limited partners, who invest capital, but have limited liability and are not involved in the partnerships' management. The Company is typically the sole limited partner or investor member of each and is not a general partner or managing member of any.
(4)The Company acts as investment manager for the VIEs owning the timberland properties (the timber funds), which the general account and institutional separate accounts invest in. Timber funds are investment vehicles used primarily by large institutional investors, such as public and corporate pension plans, whose primary source of return is derived from the growth and harvest of timber and long-term appreciation of the property. The primary risks of timberland investing include market uncertainty (fluctuation of timber and timberland investments), relative

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 3 -- Relationships with Variable Interest Entities - (continued)

   illiquidity (compared to stocks and other investment assets), and environmental risk (natural hazards or legislation related to threatened or endangered species). These risks are mitigated through effective investment management and geographic diversification of timberland investments. The Company collects an advisory fee from each timber fund and is also eligible for performance and forestry management fees.

Note 4 -- Derivatives and Hedging Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and to manage the duration of assets and liabilities.

Fair Value Hedges. The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

Cross currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Cross currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on cross currency rate swap agreements is accrued and recognized as a component of net investment income.

For the years ended December 31, 2008, and 2006, the Company recognized net losses of $22 million and net gains of $3 million, respectively, related to the ineffective portion of its fair value hedges. These amounts were recorded in net realized investment and other gains (losses). For the year ended
December 31, 2007, no gains or losses related to the ineffective portion of its fair value hedges were recognized. For the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. In 2008, the Company had no hedges of firm commitments.

Cash Flow Hedges. The Company uses interest rate swap agreements to hedge the variable cash flows associated with payments that it will receive on certain floating rate fixed income securities. Amounts are reclassified from accumulated other comprehensive income as a yield adjustment when the payments are made.

For the years ended December 31, 2008, 2007, and 2006, no gains or losses related to the ineffective portion of cash flow hedges were recognized. For the years ended December 31, 2008, 2007, and 2006, all of the Company's hedged forecast transactions qualified as cash flow hedges.

No gains or losses were reclassified from accumulated other comprehensive income to net income in 2008 or 2006. For the year ended December 31, 2007, net gains of $13 million, net of tax, were reclassified from accumulated other comprehensive income to net income. It is anticipated that losses of approximately $4 million will be reclassified from accumulated other comprehensive income to earnings within the next 12 months. The maximum length for which variable cash flows are hedged is 26.4 years.

For the years ended December 31, 2008, 2007, and 2006, no cash flow hedges were discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2008 and 2006, net gains of $6 million, net of tax, and net losses of $10 million, net of tax, respectively, representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges were added to accumulated other comprehensive income. No gains or losses representing the effective portion of the change in fair value were added to accumulated other comprehensive income in 2007.

Derivatives Not Designated as Hedging Instruments. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swaps, interest rate futures contracts, and credit default swaps to manage exposure to interest rates without designating the derivatives as hedging instruments. In addition, the Company uses interest rate floor

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 4 -- Derivatives and Hedging Instruments - (continued)

agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

The Company offers certain variable annuity products with a guaranteed minimum withdrawal benefit ("GMWB") rider. This rider is effectively an embedded option on the basket of the mutual funds, which is sold to contract holders. Beginning in November 2007, for certain contracts, the Company implemented a hedging program to reduce its exposure to the GMWB rider. This dynamic hedging program uses interest rate swaps, equity index futures (including but not limited to the Dow Jones Industrial, Standard & Poor's 500, Russell 2000, and Dow Jones Euro Stoxx 50 indices), and foreign currency futures to match the sensitivities of the GMWB rider liability to the market risk factors.

For the years ended December 31, 2008 and 2007, net gains of $625 million and $22 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts were recorded in net realized investment and other gains (losses).

Embedded Derivatives. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include reinsurance contracts.

Outstanding derivative instruments were as follows:

                                                                December 31,
                                              -------------------------------------------------
                                                        2008                     2007
                                              -------------------------------------------------
                                              Notional Carrying  Fair   Notional Carrying Fair
                                               Amount   Value    Value   Amount   Value   Value
                                              -------------------------------------------------
                                                                (in millions)
Assets:
Derivatives:
 Interest rate swap agreements............... $ 4,190  $   759  $   759 $ 1,653   $  28   $  28
 Cross currency rate swap agreements.........   1,617      321      321   1,214     179     179
 Foreign exchange forward agreements.........      84        3        3      89       9       9
 Embedded derivatives--reinsurance contracts.       -       36       36       -       -       -
                                              -------------------------------------------------
Total Assets................................. $ 5,891  $ 1,119  $ 1,119 $ 2,956   $ 216   $ 216
                                              =================================================

Liabilities:
Derivatives:
 Interest rate swap agreements............... $ 1,991  $   325  $   325 $ 1,818   $  22   $  22
 Cross currency rate swap agreements.........   1,713      377      377   1,567     277     277
 Foreign exchange forward agreements.........      38        3        3     212       9       9
 Credit default swaps........................      24        1        1       -       -       -
 Equity swaps................................      34       15       15       1       1       1
 Embedded derivatives--fixed maturities......       2        -        -       2       -       -
 Embedded derivatives--reinsurance contracts.       -        -        -       -       4       4
                                              -------------------------------------------------
Total Liabilities............................ $ 3,802  $   721  $   721 $ 3,600   $ 313   $ 313
                                              =================================================

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 4 -- Derivatives and Hedging Instruments - (continued)


Credit Risk. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date.

The Company manages its credit risk by entering into transactions with creditworthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for a netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2008 and 2007, the Company had accepted collateral consisting of various securities with a fair value of $225 million and $52 million, respectively, which is held in separate custodial accounts. In addition, as of December 31, 2008, the Company pledged collateral of $439 million, which is included in fixed maturities on the Consolidated Balance Sheets. The Company had no pledged collateral in 2007.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 -- Income Taxes


JHUSA and its subsidiaries join with MIC and other affiliates in filing a consolidated federal income tax return.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

The components of income taxes were as follows:

                                               Years ended December 31,
                                               ------------------------
                                                 2008     2007    2006
                                               ------------------------
                                                   (in millions)
           Current taxes:
            Federal........................... $ (515)  $ 223    $ (7)

           Deferred taxes:
            Federal...........................    212      50     237
                                               ------------------------
           Total income tax (benefit) expense. $ (303)  $ 273   $ 230
                                               ========================

A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations follows:

                                              Years ended December 31,
                                             --------------------------
                                                  2008      2007   2006
                                             --------------------------
                                                   (in millions)
         Tax at 35%......................... $ (119)      $ 348  $ 264
         Add (deduct):
          Prior year taxes..................    (78)/(1)/   (43)    (4)
          Tax credits.......................    (19)        (35)     -
          Tax-exempt investment income......    (88)       (160)   (42)
          Unrecognized tax benefits.........      2         161      9
          Other.............................     (1)          2      3
                                             --------------------------
         Total income tax (benefit) expense. $ (303)      $ 273  $ 230
                                             ==========================

(1)During 2008, the Company performed a detailed analysis of its tax-basis balance sheet and related deferred tax balances. This analysis resulted in an $81 million decrease in the 2008 net deferred tax liability balance due to book/tax differences attributable to prior years. This adjustment has been reflected as a reduction of the 2008 tax expense.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 -- Income Taxes - (continued)


Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each Consolidated Balance Sheet date. Deferred tax assets and liabilities consisted of the following:

                                                    December 31,
                                                   ---------------
                                                     2008    2007
                                                   ---------------
                                                    (in millions)
              Deferred tax assets:
               Policy reserve adjustments......... $ 2,348 $ 2,408
               Net operating loss carryforwards...     309      49
               Tax credits........................     145     126
               Unearned revenue...................     756     190
               Dividends payable to policyholders.      14      12
               Unrealized losses on securities....      61       -
               Other..............................      84      62
                                                   ---------------
                 Total deferred tax assets........   3,717   2,847
                                                   ---------------

              Deferred tax liabilities:
               Deferred policy acquisition costs..   2,394   1,637
               Unrealized gains on securities.....       -     447
               Premiums receivable................      41      24
               Deferred sales inducements.........     121      92
               Deferred gains.....................     609      94
               Investments........................     604      65
               Reinsurance........................     695   1,433
               Other..............................     108      55
                                                   ---------------
                 Total deferred tax liabilities...   4,572   3,847
                                                   ---------------

                   Net deferred tax liabilities... $   855 $ 1,000
                                                   ===============

At December 31, 2008, the Company had $883 million of operating loss carryforwards, which will expire in various years through 2023. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company made income tax payments of $14 million, $28 million, and $9 million in 2008, 2007, and 2006, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 1998.

The Internal Revenue Service ("IRS") completed its examinations for years 1998 through 2003 on December 31, 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of the Company's income tax returns for years 2004 through 2005 in the third quarter of 2007. It is anticipated that the examination will be completed by the end of 2009.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. In connection with the adoption of FIN No. 48, the Company did not recognize an increase or decrease in its liability for unrecognized tax benefits.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 -- Income Taxes - (continued)


A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                  December 31
                                                                 -------------
                                                                  2008   2007
                                                                 -------------
                                                                 (in millions)
  Beginning balance............................................. $ 379  $ 230
  Additions based on tax positions related to the current year..    51     77
  Reductions based on tax positions related to the current year.     -     (7)
  Additions for tax positions of prior years....................    39     89
  Reductions for tax positions of prior years...................   (58)   (10)
                                                                 -------------
  Ending balance................................................ $ 411  $ 379
                                                                 =============

Included in the balances as of December 31, 2008 and 2007, respectively, are $291 million and $291 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balances as of December 31, 2008 and 2007, respectively, are $120 million and $88 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of taxes to an earlier period.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2008, 2007, and 2006, the Company recognized approximately $4 million, ($24) million, and $17 million in interest expense (benefit), respectively. The Company had approximately $44 million and $39 million accrued for interest as of December 31, 2008 and December 31, 2007, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2008, 2007, and 2006.

Note 6 -- Closed Block

The Company operates a separate closed block for the benefit of certain classes of individual or joint traditional participating whole life insurance policies. The closed block was established upon the demutualization of MLI for those designated participating policies that were in-force on September 23, 1999. Assets were allocated to the closed block in an amount that, together with anticipated revenues from policies included in the closed block, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales, assuming experience underlying such dividend scales continues. Assets allocated to the closed block inure solely to the benefit of the holders of the policies included in the closed block and will not revert to the benefit of the shareholders of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed block and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without prior approval of the Michigan Commissioner of Financial and Insurance Regulation (the "Commissioner").

If, over time, the aggregate performance of the closed block's assets and policies is better than was assumed in funding the closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the closed block's assets and policies is less favorable than was assumed in the funding, dividends to policyholders will be reduced.

The assets and liabilities allocated to the closed block are recorded in the Company's Consolidated Balance Sheets and Statements of Operations on the same basis as other similar assets and liabilities. The carrying amount of the closed block's liabilities in excess of the carrying amount of the closed block's assets at the date the closed block was established (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income over the period the policies in the closed block remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 6 -- Closed Block - (continued)


If actual cumulative earnings are greater than expected cumulative earnings, only expected earnings will be recognized in income. Actual cumulative earnings in excess of expected cumulative earnings represents undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to the closed block's policyholders as an additional policyholder dividend unless otherwise offset by future performance of the closed block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in net income.

For all closed block policies, the principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. The amounts shown in the following tables for assets, liabilities, revenues, and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                                      December 31,
                                                                                    -----------------
                                                                                      2008     2007
                                                                                    -----------------
                                                                                      (in millions)
Liabilities
Future policy benefits............................................................. $ 8,680  $ 8,619
Policyholders' funds...............................................................      79       79
Policyholder dividends payable.....................................................     211      206
Other closed block liabilities.....................................................      99       99
                                                                                    -----------------
     Total closed block liabilities................................................ $ 9,069  $ 9,003
                                                                                    =================
Assets
Investments
 Fixed maturities:
   Available-for-sale--at fair value
   (amortized cost: 2008--$3,235; 2007--$3,086).................................... $ 3,128  $ 3,165
 Mortgage loans on real estate.....................................................     583      562
 Policy loans......................................................................   1,700    1,545
 Other invested assets.............................................................     644      740
                                                                                    -----------------
     Total investments.............................................................   6,055    6,012
Cash borrowings and cash equivalents...............................................    (437)    (374)
Accrued investment income..........................................................     115      106
Amounts due from and held for affiliates...........................................   1,752    2,016
Other closed block assets..........................................................     488      202
                                                                                    -----------------
     Total assets designated to the closed block................................... $ 7,973  $ 7,962
                                                                                    =================
Excess of closed block liabilities over assets designated
  to the closed block.............................................................. $ 1,096  $ 1,041
Portion of above representing accumulated other comprehensive income:
   Unrealized appreciation, net of deferred income tax expense of $42 million and
     $174 million, respectively....................................................      78      322
   Adjustment for deferred policy acquisition costs, net of deferred income tax
     benefit of $14 million and $48 million, respectively..........................     (26)     (88)
   Foreign currency translation adjustment.........................................     (21)     (76)
                                                                                    -----------------
          Total amounts included in accumulated other comprehensive income.........      31      158
                                                                                    -----------------
Maximum future earnings to be recognized from closed block assets and liabilities.. $ 1,127  $ 1,199
                                                                                    =================

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 6 -- Closed Block - (continued)


                                                             Years ended December 31,
                                                            --------------------------
                                                              2008     2007     2006
                                                            --------------------------
                                                                  (in millions)
Revenues
Premiums................................................... $   647  $   661  $   678
Net investment income......................................     473      438      423
Net realized investment and other (losses) gains...........      (9)      17       81
                                                            --------------------------
   Total revenues..........................................   1,111    1,116    1,182
Benefits and Expenses
Benefits to policyholders..................................     782      799      862
Policyholder dividends.....................................     411      409      389
Amortization of deferred policy acquisition costs..........    (218)     (50)      15
Other closed block operating costs and expenses............      25       25       27
                                                            --------------------------
   Total benefits and expenses.............................   1,000    1,183    1,293
Revenues, net of benefits and expenses before income taxes.     111      (67)    (111)
Income tax expense (benefit)...............................      39      (24)     (39)
                                                            --------------------------
Revenues, net of benefits and expenses and income taxes.... $    72  $   (43) $   (72)
                                                            ==========================

Maximum future earnings from closed block assets and liabilities:

                                           Years Ended December 31,
                                           ------------------------
                                             2008        2007
                                           ------------------------
                                            (in millions)
                     Beginning of period.. $ 1,199      $ 1,156
                     End of period........   1,127        1,199
                                           ------------------------
                     Change during period. $   (72)     $    43
                                           ========================

Note 7 -- Related Party Transactions

Reinsurance Transactions

Effective October 1, 2008, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurance (Bermuda) Limited ("MRBL"), to reinsure 75% of the group pension business in-force. The reinsurance agreement covers all contracts, excluding the guaranteed benefit rider, issued and in-force as of September 30, 2008. As the underlying contracts being reinsured are considered investment contracts, the agreement does not meet the criteria for reinsurance accounting and was classified as a financial instrument. Under the terms of the agreement, the Company received initial consideration of $1,495 million, which was classified as unearned revenue. The amount is being amortized into income through other operating costs and expenses on a basis consistent with the manner in which the deferred policy acquisition costs on the underlying reinsured contracts are recognized. The balance of unearned revenue related to the initial consideration was $1,484 million as of December 31, 2008.

Effective December 31, 2003, the Company entered into a reinsurance agreement with MRBL to reinsure 90% of the non-reinsured risk of the closed block. As approximately 90% of the mortality risk is covered under previously existing contracts with third party reinsurers and the resulting limited mortality risk is inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. The Company retained title to the invested assets supporting this block of business. These invested assets are held in trust on behalf of MRBL and are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. The amounts held at December 31, 2008 and 2007 were $2,190 million and $2,493 million, respectively, and are accounted for as invested assets available-for-sale.

Effective January 1, 2002, the Company entered into a 90% quota share reinsurance agreement with MRBL to reinsure a block of variable annuity business (the "Original Agreement"). The Original Agreement covered base contracts, but

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 -- Related Party Transactions - (continued)

excluded the guaranteed benefit riders. The primary risk reinsured was investment and lapse risk with only limited coverage, of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting treatment. Under the terms of the Original Agreement, the Company received (paid) a net ceding commission of $113 million, $(23) million, and $(35) million for the years ended December 31, 2008, 2007, and 2006, respectively. These amounts were classified as unearned revenue and were being amortized into income as payments were made to MRBL. The original agreement was amended effective October 1, 2008 as discussed further below. As a result of the amendment, the unearned revenue balance of $580 million as of September 30, 2008 was included in the calculation of cost of reinsurance, which was included with other liabilities on the Consolidated Balance Sheets. The balance of the unearned revenue liability was $437 million as of December 31, 2007.

Effective October 1, 2008, the Company entered into an amended and restated variable annuity reinsurance agreement with MRBL. The base contracts continue to be reinsured on a modified coinsurance basis; however, MRBL now reinsures all substantial risks, including all guaranteed benefits, related to certain specified policies not already reinsured to third parties. Guaranteed benefit reinsurance coverage was apportioned in accordance with the reinsurance agreement provisions between modified coinsurance and coinsurance funds withheld as of December 31, 2008. The assets supporting the reinsured policies remained invested with the Company. As of December 31, 2008, the Company reported a reinsurance payable to MRBL of $781 million, which was included with amounts due to affiliates, a liability for coinsurance funds withheld of $285 million, which was included with other liabilities, and $2,123 million related to the cost of reinsurance, which was included with other liabilities on the Consolidated Balance Sheets. The cost of reinsurance is being amortized into income over the life of the underlying reinsured contracts in proportion to the policyholder fee income received.

Service Agreements

The Company has formal service agreements with MFC and MLI, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC and MLI on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting, and certain other administrative services. Costs incurred under the agreements were $374 million, $336 million, and $323 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008 and December 31, 2007, the Company had amounts receivable from MFC and MLI of $8 million and $18 million, respectively.

There are two service agreements, both effective April 28, 2004, between the Company and an affiliate, John Hancock Life Insurance Company ("JHLICO"). Under one agreement, the Company provides services to JHLICO, and under the other, JHLICO provides services to the Company. In both cases, the Provider of the services can also employ a Provider Affiliate to provide services. In the case of the service agreement where JHLICO provides services to the Company, a Provider Affiliate means JHLICO's parent, John Hancock Financial Services, Inc. ("JHFS"), and its direct and indirect subsidiaries. Net services provided by the Company to JHLICO were $122 million, $126 million, and $111 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008 and 2007, there were accrued receivables from JHLICO to the Company of $12 million and $87 million, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Consolidated Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

Debt Transactions

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $110 million from John Hancock Financial Holdings (Delaware) Inc. ("JHFH"). The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $2 million for the year ended December 31, 2008.

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $295 million from JHFH. The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $5 million for the year ended December 31, 2008.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 -- Related Party Transactions - (continued)


On December 22, 2006, the Company issued a subordinated note to MHDLLC in the amount of $136 million due December 15, 2016 (the "Original Note"). Interest on the Original Note accrued at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 15, June 15, September 15, and December 15, and payable semi-annually on June 15 and December 15 of each year until December 15, 2011 and thereafter at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforesaid until payment in full. On
September 30, 2008 the Original Note was converted to a subordinated surplus note on the same economic terms. Interest on the subordinated surplus note from October 1, 2008 until December 15, 2011 accrues at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 31, June 30, September 30, and December 31 and payable semi-annually on March 31 and September 30 of each year. Thereafter, interest accrues at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforementioned and payable semi-annually on June 15 and September 15 of each year until payment in full. Interest expense was $5 million, $10 million, and $0 for the years ended December 31, 2008, 2007, and 2006, respectively.

The issuance of surplus notes by the Company was approved by the Commissioner, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner.

Pursuant to a demand note dated September 30, 2008, the Company loaned $295 million to JHFS. The interest rate is calculated at a fluctuating rate equal to 3 month LIBOR plus 50 basis points. The note matures on December 31, 2009. Interest income was $3 million for the year ended December 31, 2008.

Pursuant to a senior promissory note dated March 1, 2007, the Company borrowed $477 million from MHDLLC. The note was repaid on September 30, 2008. Interest was calculated at a fluctuating rate equal to 3-month LIBOR plus 33.5 basis points. Interest expense was $13 million and $23 million for the years ended December 31, 2008 and 2007, respectively.

Pursuant to a Note Purchase Agreement dated November 10, 2006, the Company borrowed $90 million from JHLICO. The note provides for interest-only payments of $0.4 million per month commencing January 1, 2007 through November 1, 2011. The interest rate for the term of this note is fixed at 5.73%. The note matures on December 1, 2011 and is secured by a mortgage on the Company's property at 601 Congress Street, Boston, Massachusetts. Interest expense was $5 million, $5 million, and $0 for the years ended December 31, 2008, 2007, and 2006, respectively.

Capital Stock Transactions

On September 30, 2008, the Company issued two shares of common stock to MIC for $477 million in cash.

Other

On December 28, 2006, the Company sold real estate held for investment with a net book value of $17 million to JHILCO for $150 million in cash. Since this sale was accounted for as a transaction between entities under common control, the difference between the net book value and sales price resulted in an increase of $87 million, net of tax, to the Company's additional paid-in-capital as of December 31, 2006.

On September 2, 2008, John Hancock Variable Life Insurance Company ("JHVLICO"), purchased a $60 million funding agreement from the Company.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 -- Related Party Transactions - (continued)


The Company operates a liquidity pool in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreement effective November 13, 2007. The maximum aggregate amounts that the Company can accept into the Liquidity Pool are $5 billion in U.S. dollar deposits and $200 million in Canadian dollar deposits. Under the terms of the agreement, certain participants may receive advances from the Liquidity Pool up to certain predetermined limits. Interest payable on the funds will be reset daily to the one-month London Interbank Bid Rate.

The following table details the affiliates and their participation in the Company's Liquidity Pool:

                                                        December 31,
                                                       ---------------
                                                        2008    2007
                                                       ---------------
                                                        (in millions)
         The Manufacturers Investment Corporation..... $    18 $    25
         Manulife Holdings (Delaware) LLC.............      14      36
         Manulife Reinsurance Ltd.....................     144     158
         Manulife Reinsurance (Bermuda) Ltd...........      54     155
         Manulife Hungary Holdings KFT................      44      48
         John Hancock Life & Health Insurance Company.      40      31
         John Hancock Life Insurance Company..........   1,733   1,736
         John Hancock Variable Life Insurance Company.     347      90
         John Hancock Insurance Company of Vermont....      31      95
         John Hancock Reassurance Co, Ltd.............      37     271
         John Hancock Financial Services, Inc.........     104     550
         The Berkeley Financial Group LLC.............      30      12
         John Hancock Subsidiaries LLC................      85      68
                                                       ---------------
            Total..................................... $ 2,681 $ 3,275
                                                       ===============

The balances above are reported on the Consolidated Balance Sheets as amounts due to affiliates.

MFC provides a claims paying guarantee to certain U.S. policyholders.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 8 -- Reinsurance


The effect of reinsurance on life, health, and annuity premiums written and earned was as follows:

                                                         Years ended December 31,
                                           -----------------------------------------------------
                                                 2008              2007              2006
                                           -----------------------------------------------------
                                               Premiums          Premiums          Premiums
                                           Written   Earned  Written   Earned  Written   Earned
                                           -----------------------------------------------------
                                                               (in millions)
Direct.................................... $ 1,310  $ 1,313  $ 1,148  $ 1,149  $ 1,294  $ 1,294

Assumed...................................     529      521      426      420      369      405

Ceded.....................................    (871)    (871)    (694)    (694)    (685)    (685)
                                           -----------------------------------------------------
   Net life, health, and annuity premiums. $   968  $   963  $   880  $   875  $   978  $ 1,014
                                           =====================================================

For the years ended December 31, 2008, 2007, and 2006, benefits to policyholders under life, health, and annuity ceded reinsurance contracts were $880 million, $725 million, and $423 million, respectively.

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Note 9 -- Pension and Other Postretirement Benefit Plans

Effective December 31, 2006, The Company's Cash Balance Plan was merged into the John Hancock Financial Services, Inc. Pension Plan (the "Plan"), which is a funded qualified defined benefit plan sponsored by JHFS. Pursuant to the merger, all of the assets of the former plans were commingled. The aggregate pool of assets from the former plans is available to meet the obligations of the merged plan. The merger did not have a material impact on the Consolidated Balance Sheets or Statements of Operations of the Company.

Historically, pension benefits were calculated utilizing a traditional formula. Under the traditional formula, benefits are provided based upon length of service and final average compensation. As of July 1, 1998, all defined benefit pension plans were amended to a cash balance basis. Under the cash balance formula, participants are credited with benefits equal to a percentage of eligible pay, as well as interest. In addition, early retirement benefits are subsidized for certain grandfathered employees.

The Company's funding policy for its qualified defined benefit plans is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws and generally, not greater than the maximum amount that can be deducted for federal income tax purposes. In 2008, 2007, and 2006, no contributions were made to the qualified plans. The Company expects that no contributions will be made in 2009.

Pension plan assets of $19 million and $26 million at December 31, 2008 and 2007, respectively, were investments managed by related parties.

The Company also participates in an unfunded non-qualified defined benefit plan, which is also sponsored by JHFS. This plan provides supplemental benefits in excess of the compensation limit outlined in the Internal Revenue Code, for certain employees.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Pension and Other Postretirement Benefit Plans - (continued)


The Company participates in a new non-qualified defined contribution pension plan, maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for the new plan was $5 million in 2008. The prior plan was frozen as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company's funding policy for its non-qualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The contribution to the non-qualified plans was $1 million, $3 million, and $2 million in 2008, 2007, and 2006, respectively. The Company expects to contribute approximately $2 million to its non-qualified pension plans in 2009.

The Company provides postretirement medical and life insurance benefits for its retired employees and their spouses through its participation in the John Hancock Financial Services, Inc. Employee Welfare Plan, sponsored by JHFS. Certain employees hired prior to 2005 who meet age and service criteria may be eligible for these postretirement benefits in accordance with the plan's provisions. The majority of retirees contribute a portion of the total cost of postretirement medical benefits. Life insurance benefits are based on final compensation subject to the plan maximum.

The John Hancock Financial Services Inc. Employee Welfare Plan was amended effective January 1, 2007 whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. Also the number of years of service required to be eligible for the benefit was increased to 15 years for all participants. The future retiree life insurance coverage amount was frozen as of December 31, 2006.

The Company's policy is to fund its other postretirement benefits in amounts at or below the annual tax qualified limits. The contribution for the other postretirement benefits was $2 million, $1 million, and $2 million in 2008, 2007, and 2006, respectively.

The Company participates in qualified defined contribution plans for its employees who meet certain eligibility requirements, sponsored by JHFS. These plans include the Investment-Incentive Plan for John Hancock Employees and the John Hancock Savings and Investment Plan. The expense for the defined contribution plans was $7 million, $7 million, and $3 million in 2008, 2007, and 2006, respectively.

The Company uses a December 31 measurement date to account for its pension and other postretirement benefit plans.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Pension and Other Postretirement Benefit Plans - (continued)


Obligations and Funded Status of Defined Benefit Plans

The amounts disclosed below represent the Company's share of the pension and other postretirement benefit plans described above:

                                                               Years Ended December 31,
                                                               -------------------------------------
                                                                                Other Postretirement
                                                               Pension Benefits  Benefits
                                                               -------------------------------------
                                                                2008     2007   2008       2007
                                                               -------------------------------------
                                                                     (in millions)
Change in benefit obligation:
Benefit obligation at beginning of year....................... $ 124    $ 121   $ 30       $ 28
Service cost..................................................     9        7      -          -
Interest cost.................................................     7        7      2          2
Actuarial loss (gain).........................................     -        9     (3)         1
Plan amendments...............................................     -       (7)     -          -
Curtailments..................................................     -       (4)     -          -
Benefits paid.................................................    (4)      (9)    (2)        (1)
                                                               -------------------------------------
Benefit obligation at end of year............................. $ 136    $ 124   $ 27       $ 30
                                                               =====================================

Change in plan assets:
Fair value of plan assets at beginning of year................ $  75    $  75   $  -       $  -
Actual return on plan assets..................................   (22)       6      -          -
Employer contributions........................................     1        3      2          1
Benefits paid.................................................    (4)      (9)    (2)        (1)
                                                               -------------------------------------
Fair value of plan assets at end of year...................... $  50    $  75   $  -       $  -
                                                               =====================================

Funded status at end of year.................................. $ (86)   $ (49)  $(27)      $(30)
                                                               =====================================

Amounts recognized on Consolidated Balance Sheets:
Assets........................................................ $   -    $   -   $  -       $  -
Liabilities...................................................   (86)     (49)   (27)       (30)
                                                               -------------------------------------
Net amount recognized......................................... $ (86)   $ (49)  $(27)      $(30)
                                                               =====================================

Amounts recognized in accumulated other comprehensive income:
Prior service cost............................................ $  (4)   $  (5)  $  -       $  -
Net actuarial loss (gain).....................................    73       48    (14)       (11)
                                                               -------------------------------------
Total......................................................... $  69    $  43   $(14)      $(11)
                                                               =====================================

The accumulated benefit obligation for all defined benefit plans was $130 million and $117 million at December 31, 2008 and 2007, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Pension and Other Postretirement Benefit Plans - (continued)


The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

                                                  December 31,
                                                  -------------
                                                  2008   2007
                                                  -------------
                                                  (in millions)
                  Accumulated benefit obligation. $ 130  $ 117
                  Projected benefit obligation...   136    124
                  Fair value of plan assets......    50     75

Components of Net Periodic Benefit Cost

                                           Years Ended December 31,
                                        ----------------------------------------------
                                        Pension Benefits Other Postretirement Benefits
                                        ----------------------------------------------
                                        2008  2007 2006  2008      2007      2006
                                        ----------------------------------------------
                                                 (in millions)
        Service cost................... $  9  $ 7  $  6  $ -       $ -       $ -
        Interest cost..................    7    7     6    2         2         2
        Expected return on plan assets.   (5)  (6)   (5)   -         -         -
        Recognized actuarial loss......    -    1     3    -         -         -
                                        ----------------------------------------------
        Net periodic benefit cost...... $ 11  $ 9  $ 10  $ 2       $ 2       $ 2
                                        ==============================================

There are no amounts included in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2009.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Pension and Other Postretirement Benefit Plans - (continued)


Assumptions

Weighted-average assumptions used to determine benefit obligations were as follows:

                                                    Years Ended December 31,
                                                    -------------------------------------
                                                                     Other Postretirement
                                                    Pension Benefits  Benefits
                                                    -------------------------------------
                                                    2008     2007    2008       2007
                                                    -------------------------------------
    Discount rate.................................. 6.00%    6.00%   6.00%      6.00%
    Rate of compensation increase.................. 4.10%    5.10%    N/A        N/A
    Health care cost trend rate for following year.                  8.50%      9.00%
    Ultimate trend rate............................                  5.00%      5.00%
    Year ultimate rate reached.....................                  2016       2016

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                    Years Ended December 31,
                                                    -------------------------------------
                                                                     Other Postretirement
                                                    Pension Benefits  Benefits
                                                    -------------------------------------
                                                    2008     2007    2008       2007
                                                    -------------------------------------
    Discount rate.................................. 6.00%    5.75%   6.00%      5.75%
    Expected long-term return on plan assets....... 8.00%    8.25%    N/A        N/A
    Rate of compensation increase.................. 5.10%    4.00%    N/A        N/A
    Health care cost trend rate for following year.                  9.00%      9.50%
    Ultimate trend rate............................                  5.00%      5.00%
    Year ultimate rate reached.....................                  2016       2016

The expected long-term return on plan assets is based on the rate expected to be earned for plan assets. The asset mix based on the long-term investment policy and range of target allocation percentages of the plans and the Capital Asset Pricing Model are used as part of that determination. Current conditions and published commentary and guidance from U.S. Securities and Exchange Commission ("SEC") staff are also considered.

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                     One-Percentage One-Percentage
                                                                     Point Increase Point Decrease
                                                                     -------------- --------------
                                                                             (in millions)
Effect on total service and interest costs in 2008..................      $  -           $  -
Effect on postretirement benefit obligation as of December 31, 2008.        (2)            (2)

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Pension and Other Postretirement Benefit Plans - (continued)


Plan Assets

The Company's weighted-average asset allocations for its defined benefit plans by asset category were as follows:

                                                  Pension
                                                 Plan Assets
                                                 at December 31,
                                                 ---------------
                                                 2008    2007
                                                 ---------------
                      Asset Category
                      Equity securities.........  51%     64%
                      Fixed maturity securities.  35      26
                      Real estate...............   5       3
                      Other.....................   9       7
                                                 ---------------
                         Total.................. 100%    100%
                                                 ===============

The target allocations for assets of the Company's defined benefit plans are summarized below for major asset categories:

                      Asset Category
                      Equity securities......... 50% - 80%
                      Fixed maturity securities. 23% - 35%
                      Real estate...............  0% - 5%
                      Other.....................  5% - 15%

The plans do not own any of the Company's or MFC's common stock at December 31, 2008 and 2007.

Cash Flows

Expected Future Benefit Payments for Defined Benefit Plans

Projections for benefit payments for the next ten years are as follows:

                                                                 Other
                                                            Postretirement
                                                               Benefits-
                                     Other Postretirement   Medicare Part D
                   Pension Benefits Benefits Gross Payments     Subsidy
     ----------------------------------------------------------------------
                                        (in millions)
        2009......       $ 12                $  2                 $ -
        2010......         12                   2                   -
        2011......         13                   2                   -
        2012......         14                   2                   -
        2013......         11                   2                   -
        2014-2018.         62                  10                   1

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 10 -- Commitments, Guarantees, and Legal Proceedings


Commitments. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $231 million and $27 million, respectively, at December 31, 2008. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 2009.

The Company leases office space under non-cancelable operating lease agreements of various expiration dates. Rental expenses, net of sub-lease income, were $14 million, $12 million, and $11 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The future minimum lease payments, by year and in the aggregate, under the remaining non-cancelable operating leases along with the associated sub-lease income are presented below.

                                       Non-
                                    cancelable
                                    Operating  Sub-lease
                                      Leases    Income
                                    --------------------
                                       (in millions)
                        2009.......   $   9       $ 1
                        2010.......       6         -
                        2011.......       5         -
                        2012.......       5         -
                        2013.......       4         -
                        Thereafter.     196         -
                                    --------------------
                        Total......   $ 225       $ 1
                                    ====================

Guarantees. In the course of business, the Company enters into guarantees which vary in nature and purpose and which are accounted for and disclosed under U.S. GAAP specific to the insurance industry. The Company had no material guarantees outstanding outside the scope of insurance accounting at December 31, 2008.

Legal Proceedings. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer, and taxpayer. In addition, state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

Note 11 -- Shareholder's Equity

Capital Stock

The Company has two classes of capital stock, preferred stock and common stock. All of the outstanding preferred and common stock of the Company is owned by MIC, its parent.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 11 -- Shareholder's Equity - (continued)


Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

                                                                                                        Additional
                                                                       Net                             Pension and
                                                                   Accumulated   Foreign    Minimum   Postretirement
                                                    Net Unrealized Gain (Loss)  Currency    Pension    Unrecognized
                                                      Investment     on Cash   Translation Liability   Net Periodic
                                                    Gains (Losses) Flow Hedges Adjustment  Adjustment  Benefit Cost
                                                    ----------------------------------------------------------------
                                                                                    (in millions)
Balance at January 1, 2006.........................     $ 506          $ 8        $ 36       $ (25)       $   -
Gross unrealized investment losses (net of
  deferred income tax benefit of $32 million)......       (60)
Reclassification adjustment for losses realized in
  net income (net of deferred income tax benefit
  of $2 million)...................................         5
Adjustment for policyholder liabilities, (net of
  deferred income tax expense of $16 million)......        30
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and unearned
  revenue liability (net of deferred income tax
  benefit of $11 million)..........................       (21)
                                                    --------------
Net unrealized investment losses...................       (46)
Foreign currency translation adjustment............                                 (5)
Minimum pension liability (net of deferred
  income tax expense of $3 million)................                                              5
SFAS No. 158 transition adjustment (net of
  deferred income tax benefit of $1 million).......                                             20          (22)
                                                    ----------------------------------------------------------------
Balance at December 31, 2006.......................     $ 460          $ 8        $ 31       $   -        $ (22)
                                                    ================================================================


                                                     Accumulated
                                                        Other
                                                    Comprehensive
                                                       Income
                                                    --------------

Balance at January 1, 2006.........................     $ 525
Gross unrealized investment losses (net of
  deferred income tax benefit of $32 million)......       (60)
Reclassification adjustment for losses realized in
  net income (net of deferred income tax benefit
  of $2 million)...................................         5
Adjustment for policyholder liabilities, (net of
  deferred income tax expense of $16 million)......        30
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and unearned
  revenue liability (net of deferred income tax
  benefit of $11 million)..........................       (21)
                                                    -------------
Net unrealized investment losses...................       (46)
Foreign currency translation adjustment............        (5)
Minimum pension liability (net of deferred
  income tax expense of $3 million)................         5
SFAS No. 158 transition adjustment (net of
  deferred income tax benefit of $1 million).......        (2)
                                                    --------------
Balance at December 31, 2006.......................     $ 477
                                                    ==============

                                                                                                 Additional
                                                                           Net                  Pension and
                                                                       Accumulated   Foreign   Postretirement  Accumulated
                                                        Net Unrealized Gain (Loss)  Currency    Unrecognized      Other
                                                          Investment     on Cash   Translation  Net Periodic  Comprehensive
                                                        Gains (Losses) Flow Hedges Adjustment   Benefit Cost     Income
                                                        -------------------------------------------------------------------
                                                                                   (in millions)
Balance at January 1, 2007.............................     $ 460         $   8       $ 31         $ (22)         $ 477
Gross unrealized investment gains (net of deferred
  income tax expense of $135 million)..................       250                                                   250
Reclassification adjustment for gains realized in net
  income (net of deferred income tax expense of
  $51 million).........................................       (94)                                                  (94)
Adjustment for policyholder liabilities (net of
  deferred income tax expense of $4 million)...........         6                                                     6
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and unearned revenue
  liability (net of deferred income tax benefit of $20
  million).............................................       (38)                                                  (38)
                                                        --------------                                        -------------
Net unrealized investment gains........................       124                                                   124
Foreign currency translation adjustment................                                 (4)                          (4)
Amortization of periodic pension costs.................                                                1              1
Reclassification of net cash flow hedge gains to net
  income (net of deferred income tax benefit of
  $7 million)..........................................                     (13)                                    (13)
                                                        -------------------------------------------------------------------
Balance at December 31, 2007...........................     $ 584         $  (5)      $ 27         $ (21)         $ 585
                                                        ===================================================================

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 11 -- Shareholder's Equity - (continued)


                                                                                                Additional
                                                                          Net                  Pension and
                                                                      Accumulated   Foreign   Postretirement  Accumulated
                                                       Net Unrealized Gain (Loss)  Currency    Unrecognized      Other
                                                         Investment     on Cash   Translation  Net Periodic  Comprehensive
                                                       Gains (Losses) Flow Hedges Adjustment   Benefit Cost  Income (Loss)
                                                       -------------------------------------------------------------------
                                                                                  (in millions)
Balance at January 1, 2008............................     $  584        $ (5)       $  27        $ (21)        $  585
Gross unrealized investment losses (net of deferred
  income tax benefit of $360 million).................       (668)                                                (668)
Reclassification adjustment for gains realized in net
  income (net of deferred income tax benefit of
  $146 million).......................................       (272)                                                (272)
Adjustment for policyholder liabilities (net of
  deferred income tax benefit of $72 million).........        134                                                  134
Adjustment for deferred policy acquisition costs,
  deferred sales inducements, and unearned
  revenue liability (net of deferred income tax
  expense of $86 million).............................        161                                                  161
                                                       --------------                                        -------------
Net unrealized investment losses......................       (645)                                                (645)
Foreign currency translation adjustment...............                                 (23)                        (23)
Change in funded status of pension plan and
  amortization of periodic pension costs (net of
  deferred income tax benefit of $8 million)..........                                              (15)           (15)
Net gains on the effective portion of the change in
  fair value of cash flow hedges (net of deferred
  income tax expense of $4 million)...................                      6                                        6
                                                       -------------------------------------------------------------------
Balance at December 31, 2008..........................     $  (61)       $  1        $   4        $ (36)        $  (92)
                                                       ===================================================================

Net unrealized investment gains (losses) included on the Company's Consolidated Balance Sheets as a component of shareholder's equity are summarized below:

                                                                                       December 31,
                                                                                 -------------------------
                                                                                  2008     2007     2006
                                                                                 -------------------------
                                                                                       (in millions)
Balance, end of year comprises:
 Unrealized investment (losses) gains on:
   Fixed maturities............................................................. $  (78) $   855  $   634
   Equity investments...........................................................    (88)     435      417
   Other investments............................................................      3       (6)      (7)
                                                                                 -------------------------
 Total (1)......................................................................   (163)   1,284    1,044

Amounts of unrealized investment (losses) gains attributable to:
   Deferred policy acquisition costs, deferred sales inducements, and unearned
     revenue liability..........................................................    (58)     187      129
   Policyholder liabilities.....................................................     (9)     197      209
   Deferred income taxes........................................................    (35)     316      246
                                                                                 -------------------------
 Total..........................................................................   (102)     700      584
                                                                                 -------------------------

Net unrealized investment (losses) gains........................................ $  (61) $   584  $   460
                                                                                 =========================

(1)Includes unrealized investments gains (losses) on invested assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 7 -- Related Party Transactions, for information on the associated MRBL reinsurance agreement.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 11 -- Shareholder's Equity - (continued)


Statutory Results

The Company and its domestic insurance subsidiary are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance departments of their states of domicile, which are Michigan and New York.

At December 31, 2008, JH USA, with the explicit permission of the Commissioner, used the implied forward rates from the rolling average of the swap rates that have been observed over the past three years instead of the implied forward rates from the swap curve observed at December 31, 2008 for purposes of its C-3 Phase II calculation. The impact of using this approach was a $53 million decrease in JH USA's authorized control level risk-based capital as of December 31, 2008. This permitted practice is effective for reporting periods beginning on or after December 31, 2008 and ending September 30, 2009.

At December 31, 2008, JH USA, with the explicit permission of the Commissioner, recorded an increase in the net admitted deferred tax asset ("DTA") instead of the deferred tax calculation required by prescribed statutory accounting practices. If the net admitted DTA were reflected on the statutory balance sheet based on prescribed practices the DTA and statutory surplus at December 31, 2008 would both be decreased by $84 million. The permitted practice had no effect on statutory net income. This permitted practice is effective for reporting periods beginning on or after December 31, 2008 and ending September 30, 2009.

The Company's statutory net (loss) income for the years ended December 31, 2008, 2007, and 2006 was $(2,011) million (unaudited), ($41) million, and $202 million, respectively.

The Company's statutory capital and surplus as of December 31, 2008 and 2007 was $2,008 million (unaudited) and $1,504 million, respectively.

Under Michigan insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned surplus without the prior approval of the Commissioner. Michigan law also limits the dividends an insurer may pay, without the prior permission of the Commissioner, to the greater of (i) 10% of its statutory surplus earnings as of December 31 of the preceding year or
(ii) the company's statutory net gain from operations for the 12 month period ending December 31 of the immediately preceding year, if such insurer is a life company.

Note 12 -- Segment Information

The Company operates in the following three business segments: (1) Protection and (2) Wealth Management, which primarily serve retail customers and institutional customers and (3) Corporate and Other, which includes reinsurance operations and the corporate account.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

Protection Segment. Offers a variety of individual life insurance products, including participating whole life, term life, universal life, and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management Segment. Offers individual and group annuities and group pension contracts. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, and variable annuities. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Corporate and Other Segment. Primarily consists of certain corporate and reinsurance operations. Corporate operations primarily include certain financing activities and income on capital not specifically allocated to the reporting segments. Reinsurance refers to the transfer of all or part of certain risks related to policies issued by the Company to a reinsurer, or to the assumption of risk from other insurers.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 12 -- Segment Information - (continued)


The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following table summarizes selected financial information by segment for the periods indicated. Included in the Protection Segment for all periods presented are the assets, liabilities, revenues, and expenses of the closed block. For additional information on the closed block, see Note 6 -- Closed Block.

                                                                                    Wealth   Corporate
                                                                       Protection Management and Other   Total
                                                                       ------------------------------------------
                                                                                     (in millions)
                                                                       ------------------------------------------
2008
 Revenues from external customers.....................................  $  1,436  $   1,964  $    251  $   3,651
 Net investment income................................................       857        225       353      1,435
 Net realized investment and other (losses) gains.....................       (57)       719      (236)       426
                                                                       ------------------------------------------
 Revenues.............................................................  $  2,236  $   2,908  $    368  $   5,512
                                                                       ==========================================

 Net income (loss)....................................................  $     72  $    (113) $      3  $     (38)
                                                                       ==========================================
Supplemental Information:
 Equity in net income (loss) of investees accounted for by the equity
   method.............................................................  $      1  $       4  $    (14) $      (9)
 Carrying value of investments accounted for under the equity
   method.............................................................        17        157       218        392
 Amortization of deferred policy acquisition costs and deferred sales
   inducements........................................................      (397)         4         5       (388)
 Interest expense.....................................................         -         23        11         34
 Income tax expense (benefit).........................................        32       (204)     (131)      (303)
 Segment assets.......................................................  $ 21,832  $  90,968  $ 13,397  $ 126,197

                                                                                    Wealth   Corporate
                                                                       Protection Management and Other   Total
                                                                       ------------------------------------------
                                                                                     (in millions)
                                                                       ------------------------------------------
2007
 Revenues from external customers.....................................  $  1,844  $   2,057  $    236  $   4,137
 Net investment income................................................       782        242       313      1,337
 Net realized investment and other gains (losses).....................        68         (6)      100        162
                                                                       ------------------------------------------
 Revenues.............................................................  $  2,694  $   2,293  $    649  $   5,636
                                                                       ==========================================

 Net income...........................................................  $    210  $     318  $    191  $     719
                                                                       ==========================================
Supplemental Information:
 Equity in net (loss) income of investees accounted for by the equity
   method.............................................................  $     (1) $      (2) $      5  $       2
 Carrying value of investments accounted for under the equity
   method.............................................................        17         90       202        309
 Amortization of deferred policy acquisition costs and deferred sales
   inducements........................................................       301        277         6        584
 Interest expense.....................................................         -         27        41         68
 Income tax expense...................................................       108         55       110        273
 Segment assets.......................................................  $ 21,192  $ 111,302  $ 12,010  $ 144,504

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 12 -- Segment Information - (continued)


                                                                                    Wealth   Corporate
                                                                       Protection Management and Other  Total
                                                                       ---------------------------------------
                                                                                    (in millions)
                                                                       ---------------------------------------
2006
 Revenues from external customers.....................................  $ 1,483    $ 1,632     $ 382   $ 3,497
 Net investment income................................................      712        225       226     1,163
 Net realized investment and other gains (losses).....................      104         20       (92)       32
                                                                       ---------------------------------------
 Revenues.............................................................  $ 2,299    $ 1,877     $ 516   $ 4,692
                                                                       =======================================

 Net income (loss)....................................................  $   208    $   324     $  (7)  $   525
                                                                       =======================================
Supplemental Information:
 Equity in net (loss) income of investees accounted for by the equity
   method.............................................................  $    (1)   $     1     $   -   $     -
 Carrying value of investments accounted for under the equity method..       17         34        46        97
 Amortization of deferred policy acquisition costs and deferred sales
   inducements........................................................      242        303        (9)      536
 Interest expense.....................................................        -         21         5        26
 Income tax expense...................................................      111        115         4       230

The Company operates primarily in the United States and has no reportable major customers.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments


The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                          December 31,
                                              -------------------------------------
                                                    2008               2007
                                              -------------------------------------
                                              Carrying  Fair    Carrying    Fair
                                               Value    Value    Value      Value
                                              -------------------------------------
                                                          (in millions)
Assets:
 Fixed maturities (1):
   Available-for-sale........................ $ 14,687 $ 14,687 $  13,617 $  13,617
 Equity securities:
   Available-for-sale........................      415      415       956       956
 Mortgage loans on real estate...............    2,629    2,649     2,414     2,424
 Policy loans................................    2,785    2,785     2,519     2,519
 Short-term investments......................    3,665    3,665     2,723     2,723
 Cash and cash equivalents...................    3,477    3,477     3,345     3,345
 Derivatives:
   Interest rate swap agreements.............      759      759        28        28
   Cross currency rate swap agreements.......      321      321       179       179
   Foreign exchange forward agreements.......        3        3         9         9
   Embedded derivatives......................    4,418    4,418       586       586
 Assets held in trust........................    2,190    2,190     2,493     2,493
 Separate account assets.....................   77,681   77,681   105,380   105,380

Liabilities:
 Fixed rate deferred and immediate annuities.    1,852    1,843     1,665     1,665
 Derivatives:
   Interest rate swap agreements.............      325      325        22        22
   Cross currency rate swap agreements.......      377      377       277       277
   Credit default swaps......................        1        1         -         -
   Equity swaps..............................       15       15         1         1
   Embedded derivatives......................    2,859    2,859       572       572
   Foreign exchange forward agreements.......        3        3         9         9

(1)Fixed maturities exclude leveraged leases of $49 million and $72 million for 2008 and 2007, respectively, which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with SFAS No. 13, "Accounting for Leases".

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

SFAS No. 157 resulted in effectively creating the following two primary categories of financial instruments for the purpose of fair value disclosure:

..  Financial Instruments Measured at Fair Value and Reported in the
   Consolidated Balance Sheets - This category includes assets and liabilities measured at fair value on a recurring and non recurring basis. Financial instruments measured on a recurring basis include fixed maturities, equity securities, short-term investments, derivatives and separate accounts. Assets and liabilities measured at fair value on a non recurring basis include mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which impairment is recognized.
.. Other Financial Instruments not Reported at Fair Value - This category includes assets and liabilities which do not require the additional SFAS No. 157 disclosures, as follows:

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments - (continued)


Mortgage loans on real estate - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and take into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

Policy loans - These loans are carried at unpaid principal balances, which approximate their fair values.

Cash and cash equivalents - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

Fixed-rate deferred and immediate annuities - The fair value of these financial instruments are estimated by projecting multiple stochastically generated interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date.

Financial Instruments Measured at Fair Value on the Consolidated Balance Sheets

Valuation Hierarchy
Following SFAS No. 157 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

.. Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Level 1 securities primarily include exchange traded equity securities and separate account assets.

.. Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.), and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

.. Level 3 - Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk. Level 3 securities include structured asset-backed securities ("ABS"), commercial mortgage-backed securities ("CMBS"), other securities that have little or no price transparency, and certain derivatives.

Determination of Fair Value
The valuation methodologies used to determine the fair values of assets and liabilities under SFAS No. 157 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted market prices to determine fair value, and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques, which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments - (continued)


Fair Value Measurements on a Recurring Basis

Fixed Maturities
For fixed maturities, including corporate, U.S. Treasury, and municipal securities, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities with significant pricing inputs which are unobservable are classified within Level 3.

Equity Securities
Equity securities with active markets are classified within Level 1 as fair values are based on quoted market prices.

Short-term Investments
Short-term investments are comprised of securities due to mature within one year of the date of purchase that are traded in active markets, and are classified within Level 1 as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their short maturities and, as such, their cost generally approximates fair value.

Derivatives
The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The Company's derivatives are generally classified within Level 2 given the significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data and would be classified within Level 3. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements.

Embedded Derivatives
As defined in SFAS Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), the Company holds assets and liabilities classified as embedded derivatives in the Consolidated Balance Sheets. Those assets include guaranteed minimum income benefits that are ceded under modified coinsurance reinsurance arrangements ("Reinsurance GMIB Assets"). Liabilities include policyholder benefits offered under variable annuity contracts such as guaranteed minimum withdrawal benefits with a term certain ("GMWB") and embedded reinsurance derivatives.

Embedded derivatives are recorded in the Consolidated Balance Sheets at fair value, separately from their host contract, and the change in their fair value is reflected in net income. Many factors including, but not limited to, market conditions, credit ratings, variations in actuarial assumptions regarding policyholder liabilities and risk margins related to non-capital market inputs may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments - (continued)


The fair value of embedded derivatives is estimated as the present value of future benefits less the present value of future fees. The fair value calculation includes assumptions for risk margins including nonperformance risk.

Risk margins are established to capture the risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, persistency, partial withdrawal, and surrenders. The establishment of these actuarial assumptions, risk margins, nonperformance risk, and other inputs requires the use of significant judgment.

Nonperformance risk refers to the risk that the obligation will not be fulfilled and affects the value of the liability. The fair value measurement assumes that the nonperformance risk is the same before and after the transfer. Therefore, fair value reflects the reporting entity's own credit risk.

Nonperformance risk for liabilities held by the Company is based on MFC's own credit risk, which is determined by taking into consideration publicly available information relating to MFC's debt as well as its claims paying ability. Nonperformance risk is also reflected in the Reinsurance GMIB assets held by the Company. The credit risk of the reinsurance companies is most representative of the nonperformance risk for the Reinsurance GMIB assets, and is derived from publicly available information relating to the reinsurance companies' publicly issued debt.

The fair value of embedded derivatives related to reinsurance agreements is determined based on a total return swap methodology. These total return swaps are reflected as liabilities on the Consolidated Balance Sheets representing the difference between the statutory book value and fair value of the related modified coinsurance assets with ongoing changes in fair value recorded in income. The fair value of the underlying assets is based on the valuation approach for similar assets described herein.

Separate Account Assets
Separate account assets are reported at fair value and reported as a summarized total on the Consolidated Balance Sheets in accordance with Statement of Position ("SOP 03-1"), "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". The fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts primarily include: investments in mutual funds, fixed maturity securities, equity securities, and short-term investments and cash and cash equivalents.

The fair value of mutual fund investments is based upon quoted prices or reported net assets values ("NAV"). Open-ended mutual fund investments are included in Level 1. The fair values of fixed maturity securities, equity securities, short-term investments and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments - (continued)


The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by SFAS No. 157 fair value hierarchy levels, as of December 31, 2008.

                                               December 31, 2008
                                      ------------------------------------
                                      ------------------------------------
                                      Total Fair
                                        Value    Level 1  Level 2  Level 3
                                      ------------------------------------
                                                 (in millions)
     Assets:
      Fixed maturities (1):
        Available-for-sale........... $  14,687  $      - $ 14,325 $   362
      Equity securities:
        Available-for-sale...........       415       415        -       -
      Short-term investments.........     3,665         -    3,665       -
      Derivative assets (2)               1,083         -    1,083       -
      Embedded derivatives...........     4,418         -       36   4,382
      Assets held in trust (3).......     2,190       497    1,693       -
      Separate account assets (4)....    77,681    77,626       55       -
                                      ------------------------------------
     Total assets at fair value...... $ 104,139  $ 78,538 $ 20,857 $ 4,744
                                      ====================================

     Liabilities:
      Derivative liabilities (2)..... $     721  $      - $    721 $     -
      Embedded derivatives...........     2,859         -        -   2,859
                                      ------------------------------------
     Total liabilities at fair value. $   3,580  $      - $    721 $ 2,859
                                      ====================================

(1)Fixed maturities excludes leveraged leases of $49 million which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with SFAS No. 13, "Accounting for Leases".
(2)Derivative assets are presented within other assets and derivative liabilities are presented within other liabilities in the Consolidated Balance Sheets. The amounts are presented gross in the table above to reflect the presentation in the Consolidated Balance Sheets, but are presented net for purposes of the Level 3 roll forward in the following table.
(3)Represents the fair value of assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 7 -- Related Party Transactions, for information on the associated MRBL reinsurance agreement. The fair value of the trust assets are determined on a basis consistent with the methodologies described herein for similar financial instruments.
(4)Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by SOP 03-1.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Fair Value of Financial Instruments - (continued)


Level 3 Financial Instruments

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

                                                                                                                      Net
                                                                                                      Fixed        Embedded
                                                                                                    Maturities    Derivatives
                                                                                                   -----------------------------
Balance at January 1, 2008........................................................................   $  447         $    18
 Net realized/unrealized gains (losses) included in:
   Net income.....................................................................................     (161)/(2)/     1,505/(4)/
   Other comprehensive income.....................................................................       79/(3)/          -
 Purchases, issuances, (sales) and (settlements), net.............................................      (12)              -
 Transfers in and/or (out) of Level 3, net (1)....................................................        9               -
                                                                                                   -----------------------------
Balance at December 31, 2008......................................................................   $  362         $ 1,523
                                                                                                   =============================
Gains (losses) for the period included in earnings attributable to the change in unrealized gains
  (losses) relating to assets and liabilities still held at December 31, 2008.....................   $    -         $ 1,505

(1)For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.
(2)This amount is included in net realized investments and other gains (losses) on the Consolidated Statement of Operations.
(3)This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.
(4)This amount is included in benefits to policyholders on the Consolidated Statement of Operations. All gains and losses on Level 3 liabilities are classified as net realized investment and other gains (losses) for the purpose of this disclosure because it is not practicable to track realized and unrealized gains (losses) separately on a contract by contract basis.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

Financial Instruments Measured at Fair Value on a Non Recurring Basis
Certain financial assets are reported at fair value on a non recurring basis, including investments such as mortgage loans, joint ventures and limited partnership interests, which are reported at fair value only in a period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Note 14 -- Goodwill

The changes in the carrying value of goodwill by segment were as follows:

                                                 Wealth   Corporate
                                    Protection Management and Other Total
                                    -------------------------------------
                                                (in millions)
      Balance at January 1, 2008...    $ -        $ 54       $ -    $ 54
      Dispositions and other, net..      -           -         -       -
                                    -------------------------------------
      Balance at December 31, 2008.    $ -        $ 54       $ -    $ 54
                                    =====================================

                                                 Wealth   Corporate
                                    Protection Management and Other Total
                                    -------------------------------------
                                                (in millions)
      Balance at January 1, 2007...    $ -        $ 54       $ -    $ 54
      Dispositions and other, net..      -           -         -       -
                                    -------------------------------------
      Balance at December 31, 2007.    $ -        $ 54       $ -    $ 54
                                    =====================================

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 14 -- Goodwill - (continued)


The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment, below its carrying amount. There were no impairments recorded in 2008 or 2007.

Note 15 -- Certain Separate Accounts

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Consolidated Balance Sheets as total separate account assets with an equivalent total reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Consolidated Statements of Operations. For the years ended December 31, 2008, and 2007 there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

For guarantees of amounts in the event of death, the net amount at risk is defined as the excess of the initial sum insured over the current sum insured for fixed premium variable life insurance contracts, and, for other variable life insurance contracts, is equal to the sum insured when the account value is zero and the policy is still in force.

The following table reflects variable life insurance contracts with guarantees held by the Company:

                                                            December 31,
                                                            -----------------------------
                                                            2008           2007
                                                            -----------------------------
                                                            (in millions, except for age)
         Life insurance contracts with guaranteed benefits
          In the event of death
          Account value.................................... $ 559          $ 422
          Net amount at risk related to deposits...........    86             56
          Average attained age of contract holders.........    44             43

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death, income, and/or withdrawal benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either
(a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary.

The Company sold contracts with GMIB riders from 1998 to 2004. The GMIB rider provides a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (7 to 10 years), and which may be larger than what the contract account balance would purchase at then-current annuity purchase rates.

In 2004, the Company introduced a GMWB rider and has since offered multiple variations of this optional benefit. The GMWB rider provides contract holders a guaranteed annual withdrawal amount over a specified time period or in some cases for as long as they live. In general, guaranteed annual withdrawal amounts are based on deposits and may be reduced if withdrawals exceed allowed amounts. Guaranteed amounts may also be increased as a result of "step-up" provisions which increase the benefit base to higher account values at specified intervals. Guaranteed amounts may also be increased if withdrawals are deferred over a specified period. In addition, certain versions of the GMWB rider extend lifetime guarantees to spouses.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 15 -- Certain Separate Accounts - (continued)


Unaffiliated and affiliated reinsurance has been utilized to mitigate risk related to some of the guarantee benefit riders. Hedging has also been utilized to mitigate risk related to some of the GMWB riders.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For GMWB, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

The Company had the following variable annuity contracts with guarantees. Amounts at risk are shown net of reinsurance. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                                                                                    December 31,
                                                                                 -------------------------------------------
                                                                                   2008                  2007
                                                                                 -------------------------------------------
                                                                                 (in millions, except for ages and percents)
Guaranteed Minimum Death Benefit
 Return of net deposits
 In the event of death
   Account value................................................................ $ 15,224              $ 17,510
   Net amount at risk- net of reinsurance.......................................      766                    47
   Average attained age of contract holders.....................................       54                    55

 Return of net deposits plus a minimum return
 In the event of death
   Account value................................................................ $    428              $    714
   Net amount at risk- net of reinsurance.......................................        5                     -
   Average attained age of contract holders.....................................       65                    65
   Guaranteed minimum return rate...............................................        5%                    5%

 Highest specified anniversary account value minus withdrawals post anniversary
 In the event of death
   Account value................................................................ $ 22,508              $ 32,750
   Net amount at risk- net of reinsurance.......................................    1,248                   190
   Average attained age of contract holders.....................................       54                    54

Guaranteed Minimum Income Benefit
   Account value................................................................ $  5,387              $  9,552
   Net amount at risk- net of reinsurance.......................................       45                    29
   Average attained age of contract holders.....................................       52                    52

Guaranteed Minimum Withdrawal Benefit
   Account value................................................................ $ 24,769              $ 28,582
   Net amount at risk...........................................................    1,812                   116
   Average attained age of contract holders.....................................       52                    54

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 15 -- Certain Separate Accounts - (continued)


Account balances of variable contracts with guarantees invest in various separate accounts with the following characteristics:

                                              December 31,
                                              ------------
                                              2008    2007
                                              ------------
                                              (in billions)
                        Type of Fund
                        Domestic Equity...... $  7    $ 13
                        International Equity.    2       3
                        Balanced.............   23      30
                        Bonds................    3       4
                        Money Market.........    2       1
                                              ------------
                           Total............. $ 37    $ 51
                                              ============

The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                    Guaranteed Guaranteed Guaranteed
                                     Minimum    Minimum    Minimum
                                      Death      Income   Withdrawal
                                     Benefit    Benefit    Benefit
                                      (GMDB)     (GMIB)     (GMWB)     Total
                                    ------------------------------------------
                                                  (in millions)
  Balance at January 1, 2008.......   $   89    $    156   $    568  $    813
  Incurred guarantee benefits......     (110)        (74)         -      (184)
  Other reserve changes............      372         356      2,322     3,050
                                    ------------------------------------------
  Balance at December 31, 2008.....   $  351    $    438   $  2,890  $  3,679
  Reinsurance recoverable..........     (259)     (2,056)    (2,352)   (4,667)
                                    ------------------------------------------
  Net balance at December 31, 2008.   $   92    $ (1,618)  $    538  $   (988)
                                    ==========================================

  Balance at January 1, 2007.......   $   80    $    208   $     95  $    383
  Incurred guarantee benefits......      (48)       (122)         -      (170)
  Other reserve changes............       57          70        473       600
                                    ------------------------------------------
  Balance at December 31, 2007.....   $   89    $    156   $    568  $    813
  Reinsurance recoverable..........      (36)       (586)         -      (622)
                                    ------------------------------------------
  Net balance at December 31, 2007.   $   53    $   (430)  $    568  $    191
                                    ==========================================

The GMDB gross and ceded reserves, the GMIB gross reserves, and the life portion of the GMWB reserves were determined in accordance with SOP 03-1, and the GMIB reinsurance recoverable and GMWB gross reserve were determined in accordance with SFAS No. 133.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2008 and 2007:

    . Data used included 1,000 stochastically generated investment performance scenarios. For SFAS No. 133 calculations, risk neutral scenarios were used.

    . For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

    . Mean return and volatility assumptions were determined by asset class. Market consistent observed volatilities were used where available for SFAS No. 133 calculations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 15 -- Certain Separate Accounts - (continued)


    . Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

    . Annuity base lapse rates vary by contract type and duration and ranged from 2% to 41.5%.

    . The discount rate is 7% (in-force issued before 2004) or 6.4% (in-force issued after 2003) in the SOP 03-01 calculations. The discount rates used for SFAS No. 133 calculations are based on the term structure of swap curves with a credit spread based on the credit standing of MFC (for GMWB) and the reinsurers (for GMIB).

Note 16 -- Deferred Policy Acquisition Costs and Deferred Sales Inducements

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                           December 31,
                                                         ----------------
                                                          2008     2007
                                                         ----------------
                                                          (in millions)
       Balance, beginning of year....................... $ 5,664 $ 4,655
       Capitalization...................................   1,590   1,637
       Amortization (1).................................     405    (550)
       Change in unrealized investment gains and losses.     289     (78)
                                                         ----------------
       Balance, end of year............................. $ 7,948 $ 5,664
                                                         ================

(1)In 2008, DAC amortization includes significant unlocking due to the impact of lower estimated gross profits arising from higher benefits to policyholders related to certain separate account guarantees. This unlocking contributed to the overall negative amortization during the year.

The balance of and changes in deferred sales inducements as of and for the years ended December 31, were as follows:

                                                          December 31,
                                                          -------------
                                                           2008   2007
                                                          -------------
                                                          (in millions)
        Balance, beginning of year....................... $ 264  $ 235
        Capitalization...................................    97     63
        Amortization.....................................   (17)   (34)
        Change in unrealized investment gains and losses.     1      -
                                                          -------------
        Balance, end of year............................. $ 345  $ 264
                                                          =============

Note 17 -- Share-Based Payments

The Company participates in the stock compensation plans of MFC. The Company uses the Black-Scholes-Merton option pricing model to estimate the value of stock options granted to employees. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. GAAP, is recorded in the accounts of the Company in other operating costs and expenses.

Stock Options (ESOP)

Under MFC's Executive Stock Option Plan ("ESOP"), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73.6 million common shares have been reserved for issuance under the ESOP.

MFC grants Deferred Share Units ("DSUs") under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 17 -- Share Based Payments - (continued)


Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of 1 million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors. In 2008, 2007 and 2006, 217,000, 191,000, and 181,000
DSUs, respectively, were issued to certain employees who elected to defer receipt of all or part of their annual bonus. Also, in 2008 and 2007, 269,000 and 260,000 DSUs were issued to certain employees who elected to defer payment of all or part of their restricted share units. Restricted share units are discussed below. The DSUs issued in 2008, 2007 and 2006 vested immediately upon grant. The Company recorded compensation expense for stock options granted of $6 million, $5 million, and $5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Global Share Ownership Plan (GSOP)

Effective January 1, 2001, MFC established the Global Share Ownership Plan ("GSOP") for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee's eligible contributions to certain maximums. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market. The Company's compensation expense related to the GSOP was $1 million for each of the three years ended December 31, 2008, 2007, and 2006.

Restricted Share Unit Plan (RSU)

In 2003, MFC established the Restricted Share Unit ("RSU") Plan. For the years ended December 31, 2008, 2007, and 2006, 1.8 million, 1.5 million and
1.6 million RSUs, respectively, were granted to certain eligible employees under this plan. For the years ended December 31, 2008, 2007, and 2006, the Company granted 0.4 million, 0.4 million, and 0.4 million RSUs, respectively, to certain eligible employees. RSUs entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest three years from the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $14 million, $16 million, and $14 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 18 -- Subsequent Event

On December 9, 2009, JHUSA entered into a Merger Agreement (the "Agreement") with JHLICO and JHVLICO. Pursuant to the Agreement, JHLICO and JHVLICO merged with and into JHUSA on December 31, 2009. JHLICO was formerly a wholly-owned subsidiary of JHFS, and JHVLICO was formerly a wholly-owned subsidiary of JHLICO.

The Agreement, which became effective on December 31, 2009, provides that JHUSA is the surviving corporation of the merger and shall continue to exist as a wholly-owned subsidiary of MIC. The Agreement also provides that upon the effectiveness of the merger, JHLICO and JHVLICO ceased to exist and that their respective properties and obligations became the property and obligations of JHUSA.

AUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
Years Ended December 31, 2008, 2007, and 2006

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

        INDEX TO AUDITED SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ..................   F-2
Audited Supplemental Consolidated Financial Statements
Supplemental Consolidated Balance Sheets-As of December 31, 2008
   and 2007 ..............................................................   F-3
Supplemental Consolidated Statements of Operations- For the Years Ended
   December 31, 2008, 2007, and 2006 .....................................   F-5
Supplemental Consolidated Statements of Changes in Shareholder's Equity
   and Comprehensive Income (Loss)-For the Years Ended December 31,
   2008, 2007, and 2006 ..................................................   F-6
Supplemental Consolidated Statements of Cash Flows-For the Years Ended
  December 31, 2008, 2007, and 2006 ......................................   F-7
Notes to Supplemental Consolidated Financial Statements ..................   F-9

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Life Insurance Company (U.S.A.)

We have audited the accompanying supplemental consolidated balance sheets of John Hancock Life Insurance Company (U.S.A.) ("the Company") as of December 31, 2008 and 2007, and the related supplemental consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company (U.S.A.) at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the supplemental consolidated financial statements, in 2008 the Company changed their method of accounting and reporting for certain assets to a fair value measurement approach, in 2007 the Company changed their method of accounting for income tax related cash flows generated by investments in leveraged leases and collateral related to certain derivative activities, and in 2006 the Company changed their method of accounting for defined benefit pension and other postretirement benefit plans.

                                        /s/ ERNST & YOUNG
                                        LLP

Boston, Massachusetts
January 4, 2010

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                   SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
                                                                               -------------------
                                                                                 2008        2007
                                                                               --------   --------
                                                                                  (in millions)
Assets
   Investments
   Fixed maturities:
      Available-for-sale--at fair value
         (amortized cost: 2008--$52,953; 2007--$55,929) ....................   $ 49,547   $ 56,528
      Held-for-trading--at fair value
         (cost: 2008--$1,228; 2007--$0) ....................................      1,057         --
   Equity securities:
   Available-for-sale--at fair value
      (cost: 2008--$745; 2007--$903) .......................................        616      1,104
   Mortgage loans on real estate ...........................................     12,472     11,763
   Investment real estate, agriculture, and timber .........................      2,983      2,815
   Policy loans ............................................................      4,918      4,618
   Short-term investments ..................................................      3,670      2,723
   Other invested assets ...................................................      3,295      3,258
                                                                               --------   --------
      Total Investments ....................................................     78,558     82,809
   Cash and cash equivalents ...............................................      4,850      4,763
   Accrued investment income ...............................................        913        925
   Goodwill ................................................................      3,053      3,063
   Value of business acquired ..............................................      2,564      2,375
   Deferred policy acquisition costs and deferred sales inducements ........      9,846      7,031
   Amounts due from and held for affiliates ................................      2,606      2,630
   Intangible assets .......................................................      1,308      1,320
   Reinsurance recoverable .................................................      7,060      6,443
   Derivative asset ........................................................      6,129      1,853
   Embedded derivatives recoverable for certain separate account
      guarantees ...........................................................      4,382        586
   Other assets ............................................................      1,560      2,164
   Separate account assets .................................................     93,326    124,329
                                                                               --------   --------
      Total Assets .........................................................   $216,155   $240,291
                                                                               ========   ========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                                   December 31,
                                                                                               --------   --------
                                                                                                 2008       2007
                                                                                               --------   --------
                                                                                                  (in millions)
Liabilities and Shareholder's Equity
Liabilities
   Future policy benefits ..................................................................   $ 75,087   $ 71,104
   Policyholders' funds ....................................................................      9,088     11,309
   Unearned revenue ........................................................................      2,513        670
   Unpaid claims and claim expense reserves ................................................        890        953
   Policyholder dividends payable ..........................................................        637        630
   Amounts due to affiliates ...............................................................      2,125      2,296
   Short-term debt .........................................................................          4          9
   Long-term debt ..........................................................................        483        485
   Consumer notes ..........................................................................      1,600      2,157
   Current income tax payable ..............................................................        282        272
   Deferred income tax liability ...........................................................        682      1,679
   Coinsurance funds withheld ..............................................................      4,263      2,801
   Derivative liability ....................................................................      3,112      2,041
   Embedded derivatives payable for certain separate account guarantees ....................      2,859        567
   Other liabilities .......................................................................      5,925      2,786
   Separate account liabilities ............................................................     93,326    124,329
                                                                                               --------   --------
      Total Liabilities ....................................................................    202,876    224,088
Commitments, Guarantees, Contingencies, and Legal Proceedings (Note 11)
   Minority interest .......................................................................        183        143
Shareholder's Equity
   Preferred stock ($1.00 par value; 50,000,000 shares authorized; 100,000 shares issued
      and outstanding at December 31, 2008 and 2007) .......................................         --         --
   Common stock ($1.00 par value; 50,000,000 shares authorized; 4,728,938 and
      4,728,936 shares issued and outstanding at December 31, 2008 and 2007,
      respectively) ........................................................................          5          5
   Additional paid-in capital ..............................................................     12,412     11,926
   Retained earnings .......................................................................      1,765      3,046
   Accumulated other comprehensive (loss) income ...........................................     (1,086)     1,083
                                                                                               --------   --------
      Total Shareholder's Equity ...........................................................     13,096     16,060
                                                                                               --------   --------
      Total Liabilities and Shareholder's Equity ...........................................   $216,155   $240,291
                                                                                               ========   ========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         Years ended December 31,
                                                                                        --------------------------
                                                                                         2008      2007      2006
                                                                                        ------   -------   -------
                                                                                             (in millions)
Revenues
   Premiums .........................................................................   $   81   $ 3,707   $ 3,702
   Fee income .......................................................................    3,427     4,449     3,534
   Net investment income ............................................................    4,441     4,839     4,691
   Net realized investment and other (losses) gains .................................     (231)      290        38
   Other revenue ....................................................................       62        68        30
                                                                                        ------   -------   -------
      Total revenues ................................................................    7,780    13,353    11,995
Benefits and expenses
   Benefits to policyholders ........................................................    4,771     6,854     6,143
   Policyholder dividends ...........................................................      939       942       905
   Amortization of deferred policy acquisition costs, deferred sales inducements, and
      value of business acquired ....................................................     (336)      751       835
   Other operating costs and expenses ...............................................    3,072     2,664     2,510
                                                                                        ------   -------   -------
      Total benefits and expenses ...................................................    8,446    11,211    10,393
                                                                                        ------   -------   -------
(Loss) income before income taxes ...................................................     (666)    2,142     1,602
Income tax (benefit) expense ........................................................     (339)      652       497
                                                                                        ------   -------   -------
Net (loss) income ...................................................................   $ (327)  $ 1,490   $ 1,105
                                                                                        ======   =======   =======

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

       SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                    EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                                  Accumulated Other
                                                                   Additional  -----------------------      Total
                                                          Capital    Paid-in   Retained  Comprehensive  Shareholder's   Outstanding
                                                           Stock     Capital   Earnings  Income (Loss)      Equity        Shares
                                                          -------  ----------  --------  -------------  ------------- --------------
                                                                 (in millions, except for shares outstanding)         (in thousands)
Balance at January 1, 2006, as previously reported after
giving retroactive effect to the Merger (Note 1) .......    $ 5      $11,798    $1,739      $   869        $14,411         4,829
Comprehensive income:
   Net income ..........................................                         1,105                       1,105
      Other comprehensive income, net of tax:
         Net unrealized investment losses ..............                                        (20)           (20)
         Foreign currency translation adjustment .......                                         (4)            (4)
         Minimum pension liability .....................                                        (11)           (11)
         Cash flow hedges ..............................                                        (76)           (76)
                                                                                                           -------
Comprehensive income                                                                                           994
SFAS No. 158 transition adjustment .....................                                        158            158
Share-based payments ...................................                 (21)                                  (21)
Employee stock option plan (ESOP) ......................                  48                                    48
Capital contribution from Parent .......................                  71                                    71
Dividends paid to Parent ...............................                          (561)                       (561)
                                                            ---      -------    ------      -------        -------         -----
Balance at December 31, 2006 ...........................    $ 5      $11,896    $2,283      $   916        $15,100         4,829
Comprehensive income:
 Net income                                                                      1,490                       1,490
   Other comprehensive income, net of tax:
      Net unrealized investment gains ..................                                        100            100
      Foreign currency translation adjustment ..........                                         (4)            (4)
      Pension and postretirement benefits:
         Change in prior service cost ..................                                         24             24
         Change in net actuarial gain ..................                                         (8)            (8)
      Cash flow hedges .................................                                         55             55
                                                                                                          --------
Comprehensive income ...................................                                                     1,657
Adoption of FSP FAS 13-2 ...............................                          (133)                       (133)
Transfer of invested assets with affiliates ............                  10                                    10
Share-based payments ...................................                  14                                    14
Employee stock option plan (ESOP) ......................                   6                                     6
Dividends paid to Parent ...............................                          (594)                       (594)
                                                            ---      -------    ------      -------        -------         -----
Balance at December 31, 2007 ...........................    $5       $11,926    $3,046      $ 1,083        $16,060         4,829
Comprehensive loss:
   Net loss                                                                       (327)                       (327)
      Other comprehensive loss, net of tax:
         Net unrealized investment losses ..............                                     (2,534)        (2,534)
         Foreign currency translation adjustment .......                                        (23)           (23)
         Pension and postretirement benefits:
            Change in prior service cost ...............                                         (1)            (1)
            Change in net actuarial loss ...............                                       (666)          (666)
         Cash flow hedges ..............................                                      1,055          1,055
                                                                                                           -------
Comprehensive loss                                                                                          (2,496)
Adoption of SFAS No. 159 ...............................                             7                           7
Adoption of EITF No. 06-4 and No. 06-10 ................                            (1)                         (1)
Share-based payments ...................................                   4                                     4
Employee stock option plan (ESOP) ......................                   5                                     5
Capital contribution from Parent .......................                 477                                   477
Dividends paid to Parent ...............................                          (960)                       (960)
                                                            ---      -------    ------      -------        -------         -----
Balance at December 31, 2008 ...........................    $ 5      $12,412    $1,765      $(1,086)       $13,096         4,829
                                                            ===      =======    ======      =======        =======         =====

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years ended December 31
                                                                                  ------------------------------
                                                                                    2008       2007       2006
                                                                                  --------   --------   --------
                                                                                           (in millions)
Cash flows from operating activities:
Net (loss) income .............................................................   $   (327)  $  1,490   $  1,105
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Amortization of premiums and accretion of discounts associated with
      investments, net ........................................................        168        296        467
   Net realized investment and other losses (gains) ...........................        231       (290)       (38)
   Amortization of deferred policy acquisition costs and deferred sales
      inducements .............................................................       (395)       644        700
   Amortization of value of business acquired .................................         59        107        135
   Capitalization of deferred policy acquisition costs and deferred sales
      inducements .............................................................     (2,009)    (1,974)    (1,550)
   Depreciation and amortization ..............................................        129        125         78
   Net cash flows from trading securities .....................................         46         --          4
   Decrease (increase) in accrued investment income ...........................         12        (68)       105
   Decrease in other assets and other liabilities, net ........................      2,038      1,174        239
   Increase in policyholder liabilities and accruals, net .....................      4,178      3,256      1,355
   Increase in deferred income taxes ..........................................        114        443        367
                                                                                  --------   --------   --------
Net cash provided by operating activities .....................................      4,244      5,203      2,967
Cash flows from investing activities:
   Sales of:
      Fixed maturities ........................................................     10,428     15,561     20,038
      Equity securities .......................................................        422      1,453        522
      Real estate .............................................................          7         29         53
      Other invested assets ...................................................        884        646      1,400
   Maturities, prepayments, and scheduled redemptions of:
      Fixed maturities ........................................................      2,318      2,235      1,584
      Mortgage loans on real estate ...........................................      2,056      3,428      2,982
   Purchases of:
      Fixed maturities ........................................................    (12,491)   (18,035)   (21,399)
      Equity securities .......................................................       (288)      (555)    (1,153)
      Real estate .............................................................       (233)      (201)      (482)
      Other invested assets ...................................................     (1,056)    (1,056)      (626)
   Mortgage loans on real estate issued .......................................     (2,627)    (2,766)    (2,222)
   (Issuance) repayments of notes receivable from affiliates ..................       (755)        43         18
   Net cash received related to sales of businesses ...........................         --         --         38
   Net purchases of short-term investments ....................................       (944)    (1,997)      (106)
   Other, net .................................................................        692        (61)      (202)
                                                                                  --------   --------   --------
Net cash (used in) provided by investing activities ...........................     (1,587)    (1,276)       445

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                         Years ended December 31,
                                                                         2008      2007      2006
                                                                       -------   -------   -------
                                                                              (in millions)
Cash flows from financing activities:
   Capital contribution from Parent ................................   $   477   $    --   $    71
   Dividends paid to Parent ........................................      (500)     (594)     (560)
   (Decrease) increase in amounts due to affiliates ................      (964)      507       754
   Universal life and investment-type contract deposits ............     7,375     4,964     6,245
   Universal life and investment-type contract maturities and
      withdrawals ..................................................    (7,948)   (6,580)   (8,674)
   Net transfers to separate accounts from policyholders' funds ....    (1,918)     (844)     (155)
   Excess tax benefits related to share-based payments .............         2        17        21
   Repayments of consumer notes, net ...............................      (557)     (297)      (33)
   Issuance of short-term debt .....................................        --        --       478
   Issuance of long-term debt ......................................         2         1         3
   Repayments of short-term debt ...................................        --      (477)      (68)
   Repayments of long-term debt ....................................        (6)       (2)       (8)
   Unearned revenue on financial reinsurance .......................     1,592      (149)      (49)
   Net reinsurance recoverable .....................................      (125)      (35)       49
                                                                       -------   -------   -------
Net cash used in financing activities ..............................    (2,570)   (3,489)   (1,926)
                                                                       -------   -------   -------
Net increase in cash and cash equivalents ..........................        87       438     1,486
Cash and cash equivalents at beginning of year .....................     4,763     4,325     2,839
                                                                       -------   -------   -------
Cash and cash equivalents at end of year ...........................   $ 4,850   $ 4,763   $ 4,325
                                                                       =======   =======   =======
Non-cash financing activities during the year:
Dividend of note receivable to Parent ..............................   $  (460)  $    --   $    --

The accompanying notes are an integral part of these supplemental consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

Business. John Hancock Life Insurance Company (U.S.A.) ("JHUSA" or the "Company") is a wholly-owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is a wholly-owned subsidiary of John Hancock Holdings (Delaware) LLC ("JHHLLC"), which is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded stock life insurance company.

The Company provides a wide range of insurance and investment products to both individual and institutional customers located primarily in the United States. These products, including individual life insurance, individual and group fixed and variable annuities, individual and group long-term care insurance, group pension contracts, and mutual funds, are sold through an extensive network of agents, securities dealers, and other financial institutions. The Company also offers investment management services with respect to the Company's separate account assets and to mutual funds and institutional customers. The Company is licensed in forty-nine states.

JHUSA executed an Agreement and Plan of Merger on December 9, 2009 with both John Hancock Life Insurance Company ("JHLICO"), which was a wholly-owned subsidiary of John Hancock Financial Services, Inc. ("JHFS"), and John Hancock Variable Life Insurance Company ("JHVLICO"), which was a wholly-owned subsidiary of JHLICO, whereby JHLICO and JHVLICO have been merged with and into JHUSA. The agreement was effective December 31, 2009 and provides that JHUSA is the surviving corporation of the merger and shall continue to exist as a wholly-owned subsidiary of MIC. The merger agreement also provides that, upon effectiveness of the merger, JHLICO and JHVLICO ceased to exist and the companies' property and obligations became the property and obligations of JHUSA.

As a result of the merger, which will be reported in JHUSA's audited financial statements for the year ended December 31, 2009, amounts for the years presented have been restated to include financial results for JHLICO and JHVLICO. Below is a summary of the individual and consolidated revenues and net (loss) income for JHUSA and JHLICO for the years ended December 31, 2008, 2007, and 2006:

                   2008, As Previously Reported                   2008
                ----------------------------------   ------------------------------
                John Hancock Life    John Hancock
                Insurance Company   Life Insurance        Merger       Supplemental
(in millions)       (U.S.A.)         Company (1)     Adjustments (2)   Consolidated
                -----------------   --------------   ---------------   ------------
Revenues.....         $5,512            $2,618            $(350)          $7,780
Net loss.....         $  (38)           $ (304)           $  15           $ (327)

                   2007, As Previously Reported                   2007
                ----------------------------------   ------------------------------
                John Hancock Life    John Hancock
                Insurance Company   Life Insurance        Merger       Supplemental
(in millions)        (U.S.A.)         Company (1)    Adjustments (2)   Consolidated
                -----------------   --------------   ---------------   ------------
Revenues.....         $5,636            $7,843           $(126)          $13,353
Net income...         $  719            $  771           $  --           $ 1,490

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                   2006, As Previously Reported                   2006
                ----------------------------------   ------------------------------
                John Hancock Life    John Hancock
                Insurance Company   Life Insurance        Merger       Supplemental
(in millions)       (U.S.A.)          Company (1)    Adjustments (2)   Consolidated
                -----------------   --------------   ---------------   ------------
Revenues.....         $4,692            $7,385            $(82)          $11,995
Net income...         $  525            $  581            $ (1)          $ 1,105

(1)  Includes the results of JHVLICO.

(2) Represents the elimination of significant intercompany transactions and balances.

On December 16, 2009, JHFS executed an Agreement and Plan of Merger with MIC, whereby JHFS ceased to exist and the company's property and obligations became the property and obligations of MIC. JHFS was a wholly-owned subsidiary of JHHLLC.

On December 11, 2009, Manulife Holdings (Delaware) LLC ("MHDLLC") executed an Agreement and Plan of Merger with JHHLLC, whereby MHDLLC ceased to exist and the company's property and obligations became the property and obligations of JHHLLC. MHDLLC was the parent company of MIC.

Basis of Presentation. The accompanying supplemental consolidated financial statements of the Company give effect to the merger of JHUSA with JHLICO and JHVLICO, which will be reflected in JHUSA's audited consolidated financial statements for the year ended December 31, 2009, as a merger of entities under common control.

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the supplemental consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying supplemental consolidated financial statements include the accounts of the Company and its majority-owned and or controlled subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. Partnerships, joint venture interests, and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. All significant intercompany transactions and balances have been eliminated. For further discussion regarding VIEs, see
Note 3 - Relationships with Variable Interest Entities.

Investments. The Company classifies its fixed maturity securities, other than leveraged leases, as either available-for-sale or held-for-trading and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Unrealized investment gains and losses related to held-for-trading securities are reflected in net realized investment and other gains (losses). Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are included in net investment income. Impairments in value deemed to be other-than-temporary are reported as a component of net realized investment and other gains (losses).

The Company classifies its leveraged leases as fixed maturity securities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at the lease's expected internal rate of return.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized investment gains and

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

losses are reflected in shareholder's equity, as described above for available-for-sale fixed maturity securities. Equity securities that do not have readily determinable fair values are carried at cost and are included in other invested assets. The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. Impairments in value deemed to be other-than-temporary are reported as a component of net realized investment and other gains (losses). Dividends are recorded as income on the ex-dividend date.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premiums or accretion of discounts, less an allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, agriculture, and timber, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate, agriculture, and timber is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Real estate held-for-sale is carried at the lower of depreciated cost or fair value less expected disposition costs. Any change to the valuation allowance for real estate held-for-sale is reported as a component of net realized investment and other gains (losses). The Company does not depreciate real estate classified as held-for-sale.

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other gains (losses), other than those related to separate accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

Derivative Financial Instruments. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and also to manage the duration of assets and liabilities. All derivative instruments are carried on the Company's Supplemental Consolidated Balance Sheets at fair value.

In certain cases, the Company uses hedge accounting by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments, as well as the offsetting changes in fair value of the hedged items, are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses).

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss continues to be reported in accumulated other comprehensive income and then is reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is not probable of occurring, the balance remaining in accumulated other comprehensive income is immediately recognized in earnings.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors and swaptions), the premium is amortized into net investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

The Company is a party to financial instruments that may contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether bifurcation is required. If it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract. Embedded derivatives are carried at fair value with changes in fair value reported in net realized investment and other gains (losses) for derivatives embedded in investment securities or benefits to policyholders for the reinsurance recoverable related to guaranteed minimum income benefits and certain separate account guarantees related to guaranteed minimum withdrawal benefits.

Cash and Cash Equivalents. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Goodwill, Value of Business Acquired, and Other Intangible Assets. On April 28, 2004 (the "acquisition date"), MFC acquired JHFS and its subsidiaries, including JHLICO and JHVLICO, which was accounted for using the purchase method of accounting. The allocation of purchase consideration resulted in the recognition of goodwill, value of business acquired ("VOBA"), and other intangible assets as of the acquisition date.

Goodwill recorded on the Company's Supplemental Consolidated Balance Sheets represents primarily the excess of the cost over the fair value of identifiable net assets acquired by MFC.

VOBA is the present value of estimated future profits of insurance policies in-force related to businesses acquired by MFC. The Company amortizes VOBA using the same methodology and assumptions used to amortize deferred policy acquisition costs ("DAC") and tests for recoverability at least annually.

Other intangible assets include brand name, investment management contracts (fair value of the investment management relationships between the Company and the mutual funds managed by the Company), distribution networks, and other investment management contracts (institutional investment management contracts managed by the Company's investment management subsidiaries) recognized at the acquisition date. Brand name and investment management contracts are not subject to amortization. Distribution networks and other investment management contracts are amortized over their respective estimated lives in other operating costs and expenses.

The Company tests goodwill, brand name, and investment management contracts for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Distribution networks and other investment contracts are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever an intangible asset's fair value is deemed to be less than its carrying value.

Deferred Policy Acquisition Costs and Deferred Sales Inducements. DAC are costs that vary with, and are related primarily to, the production of new business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain policy issuance and underwriting costs, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

DAC related to participating traditional life insurance is amortized over the life of the policies at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the policies. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

net level premium reserve, and expected annual policyholder dividends. For annuity, group pension contracts, universal life insurance, and investment-type products, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized gains (losses), and mortality and expense margins. DAC amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included in accumulated other comprehensive income.

DAC related to non-participating traditional life and long-term care insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

The Company offers sales inducements, including enhanced crediting rates or bonus payments, to contract holders on certain of its individual and group annuity products. The Company defers sales inducements and amortizes them over the life of the underlying contracts using the same methodology and assumptions used to amortize DAC.

Reinsurance. Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Supplemental Consolidated Statements of Operations reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its contract holders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Separate Account Assets and Liabilities. Separate account assets and liabilities reported on the Company's Supplemental Consolidated Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of contract holders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, surrenders, net investment income, net realized investment and other gains (losses), and the related liability changes of separate accounts are offset within the same line item in the Supplemental Consolidated Statements of Operations. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

Future Policy Benefits and Policyholders' Funds. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented 41% and 45% of the Company's traditional life net insurance in-force at December 31, 2008 and 2007, respectively, and 85%, 91%, and 93% of the Company's traditional life net insurance premiums for the years ended December 31, 2008, 2007, and 2006, respectively.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

For payout annuities in loss recognition, future policy benefits are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized investment and other gains (losses) associated with the underlying assets.

Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, and interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management.

For non-participating traditional life insurance policies, reinsurance policies, and accident and health policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, persistency, interest, and expenses established at the policy issue or acquisition date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Policyholders' funds for universal life insurance, group pension contracts, and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the total of the policyholder account values before surrender charges, additional reserves established to adjust for lower market interest rates as of the acquisition date, and additional reserves established on certain guarantees offered in certain investment-type products. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Components of policyholders' funds were as follows:

                                                            December 31,
                                                          ----------------
                                                          2008      2007
                                                          ------   -------
                                                           (in millions)
Guaranteed investment contracts .......................   $1,057   $ 1,804
Funding agreements ....................................    3,644     5,253
Other investment-type products ........................    1,975     1,996
                                                          ------   -------
   Total liabilities for investment-type products .....    6,676     9,053
Individual and group annuities ........................      173       132
Group pension contracts ...............................       78        82
Universal life and other ..............................    2,161     2,042
                                                          ------   -------
Total policyholders' funds ............................   $9,088   $11,309
                                                          ======   =======

Included in funding agreements at December 31, 2008 and 2007, are $3,502 million and $5,113 million, respectively, of funding agreements purchased from the Company by special purpose entities ("SPEs"), which in turn issued medium-term notes to global investors that are non-recourse to the Company. The SPEs are not consolidated in the Company's consolidated financial statements.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

Policyholder Dividends. Policyholder dividends for the closed blocks are approved annually by the Company's Board of Directors. The aggregate amount of policyholder dividends is calculated based upon actual interest, mortality, morbidity, persistency, and expense experience for the year as appropriate, as well as management's judgment as to the proper level of statutory surplus to be retained by the Company. For policies included in the JHUSA closed block, expense experience is included in determining policyholder dividends. Expense experience is not included for policies included in the JHLICO closed block. For additional information on the closed blocks, see Note 6 -- Closed Blocks.

Revenue Recognition. Premiums from participating and non-participating traditional life insurance, annuity policies with life contingencies, and reinsurance contracts are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Premiums from long-term care insurance contracts are recognized as income when due.

Deposits related to universal life and investment-type products are credited to policyholders' account balances. Revenues from these contracts, as well as annuities and group pension contracts, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Fee income also includes advisory fees, broker-dealer commissions and fees, and administration service fees. Such fees and commissions are recognized in the period in which services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income when received. Selling commissions paid to the selling broker-dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods ranging from one to six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

Share-Based Payments. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), on January 1, 2006. The standard requires that the costs resulting from share-based payment transactions with employees are recognized in the financial statements utilizing a fair value-based measurement method.

Certain Company employees are provided compensation in the form of stock options, deferred share units, and restricted share units in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units and the intrinsic fair value of the restricted share units granted by MFC to Company employees are recognized in the accounts of the Company over the vesting periods of the units. The share-based payments are a legal obligation of MFC, but in accordance with U.S. GAAP, are recorded in the accounts of the Company in other operating costs and expenses.

Upon adoption of SFAS No. 123(R), the Company was required to determine the portion of additional paid-in capital that was generated from the realization of excess tax benefits prior to the adoption of SFAS No. 123(R) available to offset deferred tax assets that may need to be written off in future periods had the Company adopted the SFAS No. 123 fair value recognition provisions in 2001. The Company elected to calculate this "pool" of additional paid-in capital using the shortcut method as permitted by FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. For the years ended December 31, 2008 and 2007, the Company recognized $2 million and $17 million, respectively, of excess tax benefits related to share-based payments in the Supplemental Consolidated Statements of Cash Flows. Upon adoption in 2006, the Company recognized $21 million of excess tax benefits related to share-based payments, which was reclassified from net operating cash flows to net financing cash flows.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

Foreign Currency. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated using the average exchange rates during the year. The resulting net translation adjustments for each year are included in accumulated other comprehensive income. Gains or losses on foreign currency transactions are reflected in earnings.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162" ("SFAS No. 168")

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, which establishes the FASB Accounting Standards Codification(TM) ("Codification") as the source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification is not intended to change U.S. GAAP, but is a new structure which takes accounting pronouncements and organizes them by accounting topic. SFAS No. 168 will be effective for the Company beginning with the annual reporting period ending December 31, 2009 and will impact the way the Company references U.S. GAAP accounting standards in the consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167")

In June 2009, the FASB issued SFAS No. 167, which revises certain consolidation principles of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003)" ("FIN No. 46(R)"), and requires enhanced disclosures. The concept of a variable interest entity ("VIE") is retained along with the requirement that the primary beneficiary of a VIE must consolidate it; however, primary beneficiary status is no longer based on exposure to majority of a VIE's variability, rather it is based on which party controls the VIE. The Statement's definition of control couples the ability to direct the most significant economic activities of the VIE with exposure to potentially significant variability of the VIE. SFAS No. 167 provides expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, leading to consolidation by the decision maker. It establishes a bright line test for removal rights over an entity's decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised unilaterally by a single party. This new definition of control also effects the determination of whether an entity is a VIE. SFAS No. 167 provides new guidance for related party status among parties to a VIE and how to select a primary beneficiary from among them. The Statement removes FIN No. 46(R)'s scope exception for qualifying special purpose entities while retaining the scope exception for investment companies' application of VIE principles to their portfolio of investments. SFAS No. 167 will be effective for the Company on January 1, 2010. The Company is currently evaluating the impact this standard will have on the Consolidated Balance Sheets and Consolidated Statements of Operations.

Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS No. 166")

In June 2009, the FASB issued SFAS No. 166. This Statement focuses on securitization activity, amending the transferor's derecognition guidance in Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for assets transferred. SFAS No. 166 eliminates the qualifying status concept of qualifying special purpose entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, it disallows derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. SFAS No. 166 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. It requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred. SFAS No. 166 will be effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010. The Company is currently evaluating the impact this standard will have on the Consolidated Balance Sheets and Consolidated Statements of Operations.

Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS No. 165")

In May 2009, the FASB issued SFAS No. 165, which establishes standards for reporting events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The Company will adopt SFAS No. 165 effective April 1, 2009. Adoption of this guidance will have no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FASB Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2")

In April 2009, the FASB issued FSP FAS 115-2, which amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements for other-than-temporary impairments on debt and equity securities in the financial statements. Under FSP FAS 115-2, an impairment loss is recorded in earnings on an available-for-sale debt security only when management does not expect to recover the amortized cost of the security. Prior to the adoption of this new guidance, the Company recognized in earnings an other-than-temporary impairment for a debt security in an unrealized loss position unless it could assert that it had both the intent and ability to hold the debt security for a period of time sufficient to allow for a recovery of fair value to the security's amortized cost basis.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company will adopt FSP FAS 115-2 effective April 1, 2009. Adoption of this guidance will require reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for available-for-sale debt securities and other actuarial related amounts included in accumulated other comprehensive income, and the related impact on deferred policy acquisition costs, as of April 1, 2009.

As a result of adoption of FSP FAS 115-2, the Company will recognize an increase in retained earnings of $730 million, net of tax, on April 1, 2009 with a corresponding (decrease) increase in accumulated other comprehensive income of ($761) million, net of tax, attributable to (1) available-for-sale debt securities of ($898) million, (2) unearned revenue liability of ($5) million,
(3) deferred policy acquisition costs and deferred sales inducements of $96 million, (4) value of business acquired of $30 million, and (5) future policy benefits of $16 million. Other balance sheet items will be impacted as follows: value of business acquired will decrease by $36 million, deferred policy acquisition costs and deferred sales inducements will decrease by $11 million, deferred income tax liability will decrease by $17 million, and future policy benefits will increase by $1 million.

FASB Staff Position No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1")

In January 2009, the FASB issued FSP EITF 99-20-1, which helps conform the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF No. 99-20"), to the impairment guidance of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 99-20 applies to debt securities backed by securitized financial assets ("ABS"), which are of less than high credit quality and can be contractually prepaid in a way that the investor could lose part of its investment. These securities are categorized as available-for-sale and most have fair values below their carrying values. FSP EITF 99-20-1 allows the Company to consider its own expectations about probabilities that the ABS can and will be held until the fair values recover, while assessing whether the ABS is other-than-temporarily impaired. EITF No. 99-20 formerly required the Company to consider only market participant expectations about the ABS future cash flows in this situation. FSP EITF 99-20-1 was effective for the Company on December 31, 2008. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1")

In December 2008, the FASB issued FSP FAS 132(R)-1, which requires enhanced disclosures of the assets of the Company's pension and other postretirement benefit plans in the Company's consolidated financial statements. FSP FAS 132(R)-1 requires a narrative description of investment policies and strategies for plan assets and discussion of long-term rate of return assumptions for plan assets. FSP FAS 132(R)-1 requires application of SFAS No. 157 style disclosures to fair values of plan assets, including disclosure of fair values of plan assets sorted by asset category and valuation levels 1, 2, and 3, with roll forward of level 3 plan assets and discussion of valuation processes used. FSP FAS 132(R)-1 is effective for the Company's consolidated financial statements at December 31, 2009. The adoption of FSP FAS 132(R)-1 will have no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8")

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, which requires enhanced disclosures about transfers of financial assets and interests in VIEs. While the Company is not involved in securitizing financial assets, it does have significant relationships with VIEs. This FSP was effective for the Company on December 31, 2008 and resulted in enhanced disclosures about the Company's relationships with VIEs. See Note 3--Relationships with Variable Interest Entities.

Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161")

In March 2008, the FASB issued SFAS No. 161, which provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

related hedged items that are accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 161 was effective for the Company's consolidated financial statements beginning January 1, 2009. The adoption of this guidance will result in expanded disclosures related to derivative instruments and hedging activities in the December 31, 2009 consolidated financial statements, but will have no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157")

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. SFAS No. 157 provides guidance on how to measure fair value, when required, under existing accounting standards. SFAS No. 157 establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, sorted into three levels ("Level 1, 2, and 3"), with the most observable input level being Level 1. The impact of changing valuation methods to comply with SFAS No. 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $60 million, net of tax, on January 1, 2008.

FASB Staff Position No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1")

Effective January 1, 2008, the Company adopted FSP FAS 157-1, which amends SFAS No. 157 to provide a scope exception from SFAS No. 157 for the evaluation criteria on lease classification and capital lease measurement under Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS No. 13"), and other related accounting pronouncements. As a result of adopting FSP FAS 157-1, the Company does not apply the provisions of SFAS No. 157 to its leases.

FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2")

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 to the Company's fiscal years beginning January 1, 2009 for nonfinancial assets and liabilities that are not fair valued on a recurring basis. As a result of the issuance of FSP FAS 157-2, the Company did not apply the provisions of SFAS No. 157 to nonfinancial assets and liabilities during 2008. Expiration of FSP FAS 157-2's deferral on January 1, 2009 had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3")

In October 2008, the FASB issued FSP FAS 157-3, which provides additional guidance on determining fair values of illiquid securities. This FSP was immediately effective, retroactive to prior reporting periods for which financial statements had not yet been issued. The Company determined that the provisions of FSP FAS 157-3 did not impact the assessment of fair values of any of its financial assets or liabilities.

FASB Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4")

In April 2009, the FASB issued FSP FAS 157-4, which supersedes FSP FAS 157-3. In addition, FSP FAS 157-4 amends SFAS No. 157 to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities and (2) identifying transactions that are not orderly. Further, this FSP requires additional disclosures about fair value measurements in interim and annual reporting periods. The

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Company will adopt the guidance effective April 1, 2009. FSP FAS 157-4 must be applied prospectively and does not require disclosure for earlier periods presented for comparative purposes at initial adoption. Adoption of FSP FAS 157-4 will have no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159")

In February 2007, the FASB issued SFAS No. 159 to provide companies with the opportunity to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable and can be applied on an instrument-by-instrument basis.

On January 1, 2008, the Company elected to adopt SFAS No. 159 for certain bonds classified as available-for-sale that support certain actuarial liabilities to participating policyholders. The book and market value for these bonds prior to the election of SFAS No. 159 were $1,307 million and $1,314 million, respectively. The amount of net unrealized gains reclassified from accumulated other comprehensive income on January 1, 2008 was $7 million. The actuarial liabilities in these products are recorded at fair value through earnings based on fluctuations in the fair value of the underlying bonds. The bonds were classified as held-for-trading on the Supplemental Consolidated Balance Sheet at December 31, 2008. The adoption of SFAS No. 159 resulted in an adjustment to retained earnings of $7 million as of January 1, 2008.

Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160")

In December 2007, the FASB issued SFAS No. 160, which establishes accounting guidance for noncontrolling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS No. 160 requires that noncontrolling interests be included as a separate component of shareholders' equity, that net income attributable to both the controlling and noncontrolling interests be presented separately, and that changes in a parent's ownership of a subsidiary, which do not result in deconsolidation, be accounted for as transactions in the company's own stock. Deconsolidation typically results in recognition of a gain or loss, with any retained noncontrolling interest measured initially at fair value. SFAS No. 160 was effective for the Company's consolidated financial statements beginning January 1, 2009 and was applied prospectively, except for the presentation and disclosure requirements, which were applied retrospectively. Adoption of this guidance will not have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FASB Staff Position No. FIN 39-1, "Amendment of Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1")

In April 2007, the FASB issued FSP FIN 39-1, which amends the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN 39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. The Company early adopted FSP FIN 39-1 in the quarter ended December 31, 2007, changing its accounting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty. This accounting policy change was applied retrospectively to all periods presented, resulting in an increase in derivative assets equally offset by an increase in derivative liabilities at December 31, 2007 of $673 million.

Emerging Issues Task Force Issue No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF No. 06-10")

In March 2007, the EITF of the FASB issued EITF No. 06-10. EITF No. 06-10 requires employers to recognize a liability for the postretirement benefit related to collateral assignment split-dollar life insurance arrangements in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"), or Accounting Principles Board Opinion No. 12, "Omnibus Opinion" ("APB No. 12"). EITF No. 06-10 also requires employers to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

EITF No. 06-10 was effective for the Company's consolidated financial statements beginning January 1, 2008. The impact of adoption was recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Adoption of EITF No. 06-10 did not have a material impact on the Company's Supplemental Consolidated Balance Sheets or Supplemental Consolidated Statements of Operations.

Emerging Issues Task Force Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF No. 06-4")

In September 2006, the EITF of the FASB issued EITF No. 06-4. EITF No. 06-4 requires employers that enter into endorsement split-dollar life insurance arrangements that provide an employee with a postretirement benefit to recognize a liability for the future benefits promised based on the substantive agreement made with the employer in accordance with SFAS No. 106 or APB No. 12. Whether the accrual is based on a death benefit or on the future cost of maintaining the insurance depends on what the employer has effectively agreed to provide during the employee's retirement. The purchase of an endorsement-type life insurance policy does not qualify as a settlement of the liability.

EITF No. 06-4 was effective for the Company's consolidated financial statements beginning January 1, 2008. The impact of adoption was recorded directly to the beginning balance of retained earnings and reported as a change in accounting principle. Adoption of EITF No. 06-4 did not have a material impact on the Company's Supplemental Consolidated Balance Sheets or Supplemental Consolidated Statements of Operations.

Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS No. 158")

In September 2006, the FASB issued SFAS No. 158, which requires the Company to recognize in its balance sheet either assets or liabilities for the overfunded or underfunded status of its defined benefit postretirement plans. Changes in the funded status of a defined benefit postretirement plan are recognized in accumulated other comprehensive income in the year the changes occur.

SFAS No. 158 was effective for the Company's consolidated financial statements on December 31, 2006. As a result of the Company's adoption of SFAS No. 158, the Company recorded an increase to accumulated other comprehensive income of $158 million, net of tax, as of December 31, 2006 to recognize the funded status of its defined benefit pension and other postretirement benefit plans.

FASB Staff Position No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" ("FSP FAS 13-2")

In September 2006, the FASB issued FSP FAS 13-2, which requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.

FSP FAS 13-2 was effective for the Company's consolidated financial statements beginning January 1, 2007 and cannot be retrospectively applied. Adoption of FSP FAS 13-2 resulted in a charge to opening retained earnings at January 1, 2007 of $133 million, net of tax.

FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN No. 48")

In June 2006, the FASB issued FIN No. 48, which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN No. 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both (a) and
(b). FIN No. 48 requires recording a cumulative effect of adoption in retained earnings as of the beginning of the year of adoption.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

FIN No. 48 was effective for the Company's consolidated financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 consolidated retained earnings. Adoption of FIN No. 48 did not have a material impact on the Company's Supplemental Consolidated Balance Sheets at December 31, 2007 or Supplemental Consolidated Statements of Operations for the year ended December 31, 2007.

AICPA Statement of Position No. 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP No. 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP No. 05-1. SOP No. 05-1 provides guidance on accounting for deferred policy acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred policy acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.

SOP No. 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. Adoption of SOP No. 05-01 on January 1, 2007 did not have a material impact on the Company's Supplemental Consolidated Balance Sheets or Supplemental Consolidated Statements of Operations.

Note 2 -- Investments

Fixed Maturities and Equity Securities

The Company's investments in fixed maturities and equity securities classified as available-for-sale are summarized below:

                                                                                      December 31, 2008
                                                                    -----------------------------------------------------
                                                                                        Gross        Gross
                                                                                     Unrealized   Unrealized
                                                                    Amortized Cost      Gains       Losses     Fair Value
                                                                    --------------   ----------   ----------   ----------
                                                                                        (in millions)
Fixed maturities and equity securities:
   Corporate securities .........................................       $41,401        $  863       $3,861       $38,403
   Asset-backed and mortgage-backed securities ..................         6,899            42          840         6,101
   Obligations of states and political subdivisions .............           269             9            9           269
   Debt securities issued by foreign governments ................         1,083           209           26         1,266
   U.S. Treasury securities and obligations of U.S. government
      corporations and agencies .................................         1,276           207           --         1,483
                                                                        -------        ------       ------       -------
   Fixed maturities .............................................        50,928         1,330        4,736        47,522
   Other fixed maturities (1) ...................................         2,025            --           --         2,025
                                                                        -------        ------       ------       -------
   Total fixed maturities available-for-sale, at fair value .....        52,953         1,330        4,736        49,547
   Equity securities available-for-sale .........................           745            62          191           616
                                                                        -------        ------       ------       -------
   Total fixed maturities and equity securities .................       $53,698        $1,392       $4,927       $50,163
                                                                        =======        ======       ======       =======

(1) The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at each lease's expected internal rate of return.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                      December 31, 2007
                                                                    -----------------------------------------------------
                                                                                        Gross        Gross
                                                                                     Unrealized   Unrealized
                                                                    Amortized Cost      Gains       Losses     Fair Value
                                                                    --------------   ----------   ----------   ----------
                                                                                        (in millions)
Fixed maturities and equity securities:
   Corporate securities .........................................       $43,093        $  987        $593        $43,487
   Asset-backed and mortgage-backed securities ..................         8,578            84          60          8,602
   Obligations of states and political subdivisions .............           110             4          --            114
   Debt securities issued by foreign governments ................         1,034           147           3          1,178
   U.S. Treasury securities and obligations of U.S. government
     corporations and agencies ..................................         1,036            33          --          1,069
                                                                        -------        ------        ----        -------
   Fixed maturities .............................................        53,851         1,255         656         54,450
   Other fixed maturities (1) ...................................         2,078            --          --          2,078
                                                                        -------        ------        ----        -------
   Total fixed maturities available-for-sale, at fair value .....        55,929         1,255         656         56,528
   Equity securities available-for-sale .........................           903           222          21          1,104
                                                                        -------        ------        ----        -------
   Total fixed maturities and equity securities .................       $56,832        $1,477        $677        $57,632
                                                                        =======        ======        ====        =======

(1) The Company classifies its leveraged leases as fixed maturities and records as its carrying value the net investment of its leveraged leases calculated by accruing income at each lease's expected internal rate of return.

The amortized cost and fair value of available-for-sale fixed maturities at December 31, 2008, by contractual maturity, are shown below:

                                                  Amortized Cost
                                                    Fair Value
                                                -----------------
                                                  (in millions)
Fixed maturities:............................
Due in one year or less......................   $ 2,224   $ 2,188
Due after one year through five years........    12,525    11,892
Due after five years through ten years.......    12,010    11,087
Due after ten years..........................    17,270    16,254
                                                -------   -------
                                                 44,029    41,421
Asset-backed and mortgage-backed securities..     6,899     6,101
                                                -------   -------
   Total.....................................   $50,928   $47,522
                                                =======   =======

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

Fixed Maturities and Equity Securities Impairment Review

The Company has a process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more or if there is a significant unrealized loss at the balance sheet date to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other-than-temporary. These risks and uncertainties include (1) the risk that the Company's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that fraudulent information could be provided to the Company's investment professionals who determine the fair value estimates and other-than-temporary impairments; and (4) the risk that new information obtained by the Company or changes in other facts and circumstances lead it to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed maturity securities and equity securities are net of other-than-temporary impairment charges.

The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual available-for-sale fixed maturity securities and equity securities have been in a continuous unrealized loss position:

Unrealized Losses on Available-For-Sale Fixed Maturity Securities and Equity Securities -- By Investment Age

                                                                      Year ended December 31, 2008
                                                      ---------------------------------------------------------------------
                                                                   Less than 12 months  12 months or more Total
                                                      ---------------------------------------------------------------------
                                                      Carrying   Unrealized   Carrying   Unrealized   Carrying   Unrealized
                                                        Value      Losses       Value      Losses       Value     Losses
                                                      --------   ----------   --------   ----------   --------   ----------
                                                                                  (in millions)
Corporate securities ..............................   $17,185      $1,916      $ 9,530     $1,945      $26,715     $3,861
Asset-backed and mortgage-backed securities .......     3,232         448        1,432        392        4,664        840
Obligations of states and political subdivisions ..       110           8           11          1          121          9
Debt securities issued by foreign governments .....        28           1           61         25           89         26
                                                      -------      ------      -------     ------      -------     ------
Total fixed maturities available-for-sale .........    20,555       2,373       11,034      2,363       31,589      4,736
Equity securities available-for-sale ..............       347         161           40         30          387        191
                                                      -------      ------      -------     ------      -------     ------
Total .............................................   $20,902      $2,534      $11,074     $2,393      $31,976     $4,927
                                                      =======      ======      =======     ======      =======     ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                       Year ended December 31, 2007
                                                  ----------------------------------------------------------------------
                                                               Less than 12 months  12 months or more Total
                                                  ----------------------------------------------------------------------
                                                   Carrying   Unrealized   Carrying   Unrealized   Carrying   Unrealized
                                                    Value       Losses       Value      Losses       Value      Losses
                                                  ---------   ----------   --------   ----------   --------   ----------
                                                                      (in millions)
Corporate securities ..........................     $6,688       $172       $12,870      $421       $19,558      $593
Asset-backed and mortgage-backed securities ...      1,108         23         1,755        37         2,863        60
Debt securities issued by foreign governments .        106          3            10        --           116         3
                                                    ------       ----       -------      ----       -------      ----
Total fixed maturities available-for-sale .....      7,902        198        14,635       458        22,537       656
Equity securities available-for-sale ..........        159         21             5        --           164        21
                                                    ------       ----       -------      ----       -------      ----
Total .........................................     $8,061       $219       $14,640      $458       $22,701      $677
                                                    ======       ====       =======      ====       =======      ====

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade available-for-sale fixed maturity securities increased to $754 million at December 31, 2008 from $84 million at December 31, 2007.

At December 31, 2008 and 2007, there were 2,176 and 1,704 available-for-sale fixed maturity securities with an aggregate gross unrealized loss of $4,736 million and $656 million, respectively, of which the single largest unrealized loss was $48 million and $16 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2008 and 2007, there were 633 and 182 equity securities with an aggregate gross unrealized loss of $191 million and $21 million, respectively, of which the single largest unrealized loss was $14 million and $1 million, respectively. The Company anticipates that these equity securities will recover in value in the near term.

Available-for-sale securities with amortized cost of $128 million were non-income producing for the year ended December 31, 2008. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2008.

Securities Lending

The Company participated in a securities lending program for the purpose of enhancing income on securities held in 2008 and 2007, but there were no securities on loan and no collateral held as of December 31, 2008. At December 31, 2007, $1,719 million of the Company's securities, at market value, were on loan to various broker-dealers and were fully collateralized by cash and highly liquid securities. The market value of the loaned securities was monitored on a daily basis, and the collateral was maintained at a level of at least 102% of the loaned securities' market value.

Assets on Deposit

As of December 31, 2008 and 2007, fixed maturity securities with a fair value of $59 million and $64 million, respectively, were on deposit with government authorities as required by law.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Mortgage Loans on Real Estate

At December 31, 2008, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

Collateral                  Carrying
Property Type                Amount
-------------            -------------
                         (in millions)
Apartments............      $ 1,765
Hotels................           18
Industrial............        1,689
Office buildings......        2,875
Retail................        3,370
Mixed use.............          246
Agricultural..........          869
Agri business.........        1,155
Other.................          514
Provision for losses..          (29)
                            -------
Total.................      $12,472
                            =======

Geographic              Carrying
Concentration            Amount
-------------            -------------
                         (in millions)
East North Central....      $ 1,294
East South Central....          403
Middle Atlantic.......        1,951
Mountain..............          920
New England...........          997
Pacific...............        3,356
South Atlantic........        2,132
West North Central....          370
West South Central....          915
Canada/Other..........          163
Provision for losses..         (29)
                           -------
Total ................     $12,472
                           =======

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                                   Balance at Beginning                             Balance at End of
                                         of Period        Additions   Deductions         Period
                                   --------------------   ---------   -----------   -----------------
                                                     (in millions)
Year ended December 31, 2008 ...            $17               $15         $ 3              $29
Year ended December 31, 2007 ...             41                13          37               17
Year ended December 31, 2006 ...             72                26          57               41

Mortgage loans with a carrying value of $46 million were non-income producing for the year ended December 31, 2008. At December 31, 2008, mortgage loans with a carrying value of $18 million were delinquent by less than 90 days and $2 million were delinquent by 90 days or more.

The total recorded investment in mortgage loans that are considered to be impaired along with the related provision for losses were as follows:

                                                                      December 31,
                                                                     -------------
                                                                     2008    2007
                                                                     -----   -----
                                                                     (in millions)
Impaired mortgage loans on real estate with provision for losses..   $  75   $ 46
Provision for losses..............................................     (29)   (17)
                                                                     -----   ----
Net impaired mortgage loans on real estate........................   $  46   $ 29
                                                                     =====   ====

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                        Years ended
                                                        December 31,
                                                     ------------------
                                                     2008   2007   2006
                                                     ----   ----   ----
                                                        (in millions)
Average recorded investment in impaired loans ....    $60    $94   $197
Interest income recognized on impaired loans .....     --     --     --

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Investment Real Estate, Agriculture, and Timber

Investment real estate, agriculture, and timber of $43 million was non-income producing for the year ended December 31, 2008. Depreciation expense on investment real estate, agriculture, and timber was $51 million, $53 million, and $44 million in 2008, 2007, and 2006, respectively. Accumulated depreciation was $367 million and $311 million at December 31, 2008 and 2007, respectively.

Equity Method Investments

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $2,774 million and $2,407 million at December 31, 2008 and 2007, respectively. Total combined assets of such investments were $39,647 million and $26,154 million (consisting primarily of investments) and total combined liabilities were $13,769 million and $5,312 million (including $10,088 million and $4,657 million of debt) at December 31, 2008 and 2007, respectively. Total combined revenues and expenses of these investments in 2008 were $4,435 million and $4,895 million, respectively, resulting in $460 million of total combined loss from operations. Total combined revenues and expenses of these investments in 2007 were $1,844 million and $1,589 million, respectively, resulting in $255 million of total combined income from operations. Total combined revenues and expenses in 2006 were $1,466 million and $1,048 million, respectively, resulting in $418 million of total combined income from operations. Net investment (loss) income on investments accounted for under the equity method totaled $(5) million, $215 million, and $185 million in 2008, 2007, and 2006, respectively. Depending on the timing of receipt of the audited financial statements of these other assets, the above investee level financial data may be up to one year in arrears.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Net Investment Income and Net Realized Investment and Other Gains (Losses)

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

                                                                     Years ended December 31,
                                                                    -------------------------
                                                                      2008     2007     2006
                                                                    -------   ------   ------
                                                                      (in millions)
Net investment income
   Fixed maturities .............................................   $ 3,286   $3,422   $3,394
   Equity securities ............................................        56       45       65
   Mortgage loans on real estate ................................       714      683      730
   Investment real estate, agriculture, and timber ..............       155      181      158
   Policy loans .................................................       322      304      279
   Short-term investments .......................................       182      251      133
   Equity method investments and other ..........................        (8)     217      151
                                                                    -------   ------   ------
   Gross investment income ......................................     4,707    5,103    4,910
       Less investment expenses .................................       266      264      219
                                                                    -------   ------   ------
Net investment income (1) .......................................   $ 4,441   $4,839   $4,691
                                                                    =======   ======   ======
Net realized investment and other gains (losses)
   Fixed maturities .............................................   $(1,577)  $  (41)  $   (2)
   Equity securities ............................................      (129)     124       85
   Mortgage loans on real estate and real estate held-for-sale ..       (23)      76       62
   Derivatives and other invested assets ........................     1,309      140     (108)
   Amounts credited to participating contract holders ...........       189       (9)       1
                                                                    -------   ------   ------
Net realized investment and other gains (losses) (1) ............   $  (231)  $  290   $   38
                                                                    =======   ======   ======

(1) Includes net investment income and net realized investment and other gains on assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Supplemental Consolidated Balance Sheets. See Note 8 - Related Party Transactions for information on the associated MRBL reinsurance agreement.

The change in net unrealized loss on fixed maturities classified as held-for-trading of $216 million is included in net realized investment losses for the year ended December 31, 2008. There were no fixed maturities classified as held-for-trading for the years ended December 31, 2007 and 2006.

For 2008, 2007, and 2006, net investment income passed through to participating contract holders as interest credited to policyholders' account balances amounted to $138 million, $133 million, and $135 million, respectively.

Gross gains were realized on the sale of available-for-sale securities of $352 million, $418 million, and $483 million for the years ended December 31, 2008, 2007, and 2006, respectively, and gross losses were realized on the sale of available-for-sale securities of $30 million, $100 million, and $290 million for the years ended December 31, 2008, 2007, and 2006, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $1,767 million, $386 million, and $199 million for the years ended December 31, 2008, 2007, and 2006, respectively, were recognized in the Supplemental Consolidated Statements of Operations.

Note 3 -- Relationships with Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities ("VIEs") in accordance with FIN No. 46(R).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Under FIN No. 46(R), the variable interest holder, if any, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity's expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company's involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

Consolidated Variable Interest Entities

The Company's separate accounts are considered the primary beneficiary of certain timberland VIEs, as discussed further below. The consolidation of these VIEs in the separate accounts of the Company resulted in an increase in separate account assets of $192 million, with an equal increase in separate account liabilities at December 31, 2008 and an increase in separate account assets of $191 million, with an equal increase in separate account liabilities at December 31, 2007.

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general assets; rather they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

Significant Variable Interests in Unconsolidated Variable Interest Entities

The following table presents the total assets of, investment in, and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests, but it is not the primary beneficiary, and which have not been consolidated. The Company does not record any liabilities related to the unconsolidated VIEs.

                                                            December 31,
                                            -------------------------------------------
                                                                2008
                                            -------------------------------------------
                                                                            Maximum
                                                                            Exposure to
                                            Total Assets   Investment (1)     Loss (2)
                                            ------------   --------------   -----------
                                                            (in millions)
Collateralized debt obligations (3) .....      $2,039           $ 27           $ 27
Real estate limited partnerships (4)  ...       1,208            486            537
Timber funds (5) ........................       5,413            176            182
                                               ------           ----           ----
Total ...................................      $8,660           $689           $746
                                               ======           ====           ====

                                                            December 31,
                                            -------------------------------------------
                                                                2007
                                            -------------------------------------------
                                                                              Maximum
                                                                            Exposure to
                                            Total Assets   Investment (1)     Loss (2)
                                            ------------   --------------   -----------
                                                            (in millions)
Collateralized debt obligations (3) .....      $5,800           $ 29           $ 29
Real estate limited partnerships (4)  ...       1,194            446            504
Timber funds (5) ........................       2,725            145            179
                                               ------           ----           ----
Total ...................................      $9,719           $620           $712
                                               ======           ====           ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(1) The Company's investments in unconsolidated VIEs are included in other invested assets on the Supplemental Consolidated Balance Sheets.

(2) The maximum exposure to loss related to collateralized debt obligations ("CDOs") is limited to the investment reported on the Company's Supplemental Consolidated Balance Sheets. The maximum exposure to loss related to real estate limited partnerships and timber funds is limited to the Company's investment plus unfunded capital commitments. The maximum loss is expected to occur only upon bankruptcy of the issuer or investee or as a result of a natural disaster in the case of the timber funds.

(3) The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as CDOs, for which it collects a management fee. In addition, the Company may invest in debt or equity securities issued by these CDOs or by CDOs managed by others. CDOs raise capital by issuing debt and equity securities and use the proceeds to purchase investments.

(4) Real estate limited partnerships include partnerships established for the purpose of investing in real estate that qualifies for low income housing and/or historic tax credits. Limited partnerships are owned by a general partner, who manages the business, and by limited partners, who invest capital, but have limited liability and are not involved in the partnerships' management. The Company is typically the sole limited partner or investor member of each and is not a general partner or managing member.

(5) The Company acts as investment manager for the VIEs owning the timberland properties (the "timber funds"), which the general account and institutional separate accounts invest in. Timber funds are investment vehicles used primarily by large institutional investors, such as public and corporate pension plans, whose primary source of return is derived from the growth and harvest of timber and long-term appreciation of the property. The primary risks of timberland investing include market uncertainty (fluctuation of timber and timberland investments), relative illiquidity (compared to stocks and other investment assets), and environmental risk (natural hazards or legislation related to threatened or endangered species). These risks are mitigated through effective investment management and geographic diversification of timberland investments. The Company collects an advisory fee from each timber fund and is also eligible for performance and forestry management fees.

Note 4 -- Derivatives and Hedging Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and to manage the duration of assets and liabilities.

Fair Value Hedges. The Company uses interest rate futures contracts, interest rate swap agreements, and cancelable interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate futures contracts are contractual obligations to buy or sell a financial instrument, foreign currency, or other underlying commodity on a pre-determined future date at a specified price. Interest rate futures contracts are agreements with standard amounts and settlement dates that are traded on regulated exchanges. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (i.e., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

Cross currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Cross currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on cross currency rate swap agreements is accrued and recognized as a component of net investment income.

For the years ended December 31, 2008, 2007, and 2006, the Company recognized net losses of $47 million, net gains of $68 million, and net gains of $22 million, respectively, related to the ineffective portion of its fair value hedges. These amounts were recorded in net realized investment and other gains (losses). For the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. At December 31, 2008, the Company had no hedges of firm commitments.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Cash Flow Hedges. The Company uses interest rate swap agreements to hedge the variable cash flows associated with future fixed income asset acquisitions, which will support the Company's long-term care and life insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products. During the periods in the future when the acquired assets are held by the Company, the accumulated gain or loss will be amortized into investment income as a yield adjustment on the assets.

The Company also uses interest rate swap agreements to hedge the variable cash flows associated with payments that it will receive on certain floating rate fixed income securities. Amounts are reclassified from accumulated other comprehensive income as a yield adjustment when the payments are made.

For the years ended December 31, 2008, 2007, and 2006, the Company recognized net gains of $30 million, $8 million, and $3 million, respectively, related to the ineffective portion of its cash flow hedges. These amounts were recorded in net realized investment and other gains (losses). For the years ended December 31, 2008, 2007, and 2006, all of the Company's hedged forecast transactions qualified as cash flow hedges.

For the years ended December 31, 2008, 2007, and 2006, net gains of $31 million, $16 million, and $3 million, net of tax, respectively, were reclassified from accumulated other comprehensive income to net income. It is anticipated that net gains of approximately $22 million will be reclassified from accumulated other comprehensive income to earnings within the next 12 months. The maximum length for which variable cash flows are hedged is 30 years.

For the years ended December 31, 2008, 2007, and 2006, no cash flow hedges were discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2008, 2007, and 2006, net gains of $1,086 million, net gains of $71 million, and net losses of $83 million, net of tax, respectively, representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges were added to accumulated other comprehensive income.

Derivatives Not Designated as Hedging Instruments. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swap agreements, interest rate futures contracts, credit default swaps, and interest rate cap agreements to manage exposure to interest rates or credit-related changes in the value of its investments without designating the derivatives as hedging instruments. Total return swap agreements are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract. Credit default swaps are contracts in which the buyer makes a series of payments to the seller and, in exchange, receives compensation if one of the events specified in the contract occurs. Interest rate cap agreements are contracts with counterparties which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts expensed on interest rate cap agreements are recorded as an adjustment to net investment income.

In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

The Company offers certain variable annuity products with a guaranteed minimum withdrawal benefit ("GMWB") rider. This rider is effectively an embedded option on the basket of the mutual funds, which is sold to contract holders. Beginning in November 2007, for certain contracts, the Company implemented a hedging program to reduce its exposure to the GMWB rider. This dynamic hedging program uses interest rate swap agreements, equity index futures (including but not limited to the Dow Jones Industrial, Standard & Poor's 500, Russell 2000, and Dow Jones Euro Stoxx 50 indices), and foreign currency futures to match the sensitivities of the GMWB rider liability to the market risk factors.

For the years ended December 31, 2008 and 2007, net gains of $957 million and $53 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts were recorded in net realized investment and other gains (losses).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Embedded Derivatives. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include fixed maturities, reinsurance contracts, and participating pension contracts.

Outstanding derivative instruments were as follows:

                                                                                December 31,
                                                       --------------------------------------------------------------
                                                                    2008                             2007
                                                       ------------------------------   -----------------------------
                                                       Notional   Carrying     Fair     Notional   Carrying    Fair
                                                        Amount     Value       Value     Amount     Value      Value
                                                       --------   --------   --------   --------   --------   -------
                                                                              (in millions)
Assets:
Derivatives:
 Interest rate swap agreements......................   $ 25,263   $ 5,183    $ 5,183    $ 17,999   $ 1,007    $ 1,007
 Interest rate cap agreements.......................        437        --         --         742        --         --
 Cross currency rate swap agreements................      3,256       731        731       3,579       835        835
 Foreign exchange forward agreements................         84         3          3          89         9          9
 Credit default swaps...............................         55        12         12          65         1          1
 Total return swap agreements.......................         --        --         --          36         1          1
 Embedded derivatives-fixed maturities..............         --        --         --          15        --         --
 Embedded derivatives-reinsurance and participating
   pension contracts................................         --       200        200          --        --         --
                                                       --------   --------   --------   --------   --------   -------
Total Assets........................................   $ 29,095   $ 6,129    $ 6,129    $ 22,525   $ 1,853    $ 1,853
                                                       ========   ========   ========   ========   ========   =======
Liabilities:
Derivatives:
 Interest rate swap agreements......................   $ 16,626   $ 2,228    $ 2,228    $ 14,152   $   545    $   545
 Cross currency rate swap agreements................      3,513       846        846       4,913     1,294      1,294
 Foreign exchange forward agreements................         38         3          3         220        11         11
 Credit default swaps...............................         36         1          1         105         1          1
 Total return swap agreements.......................         14        12         12          --        --         --
 Equity swaps.......................................         34        15         15           1         1          1
 Embedded derivatives-fixed maturities..............        178         7          7         177         4          4
 Embedded derivatives-reinsurance and participating
   pension contracts................................         --        --         --          --       185        185
                                                       --------   --------   --------   --------   --------   -------
Total Liabilities...................................   $ 20,439   $ 3,112    $ 3,112    $ 19,568   $ 2,041    $ 2,041
                                                       ========   ========   ========   ========   ========   =======

Credit Risk. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date.

The Company manages its credit risk by entering into transactions with creditworthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for a netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2008 and 2007, the Company had accepted collateral consisting of various securities with a fair value of $2,472 million and $805 million, respectively, which is held in separate custodial accounts. In addition, as of December 31, 2008 and 2007, the Company pledged collateral of $546 million and $172 million, respectively, which is included in fixed maturities on the Supplemental Consolidated Balance Sheets.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 -- Income Taxes

The Company files tax returns as part of two consolidated groups, MHDLLC and JHHLLC. MHDLLC includes JHUSA and JHHLLC includes JHLICO and JHVLICO. Beginning in 2010, these groups will be consolidated and reported as one tax group.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

(Loss) income before income taxes includes the following:

                                       Years ended December 31,
                                       -----------------------
                                        2008    2007     2006
                                       -----   ------   ------
                                             (in millions)
Domestic ...........................   $(694)  $2,114   $1,574
Foreign ............................      28       28       28
                                       -----   ------   ------
(Loss) income before income taxes ..   $(666)  $2,142   $1,602
                                       =====   ======   ======

The components of income taxes were as follows:

                                             Years ended
                                             December 31,
                                        ---------------------
                                         2008    2007    2006
                                        -----   -----   -----
                                             (in millions)
Current taxes:
   Federal ..........................   $(460)  $ 195   $ 122
   Foreign ..........................       2       9       4
   State ............................       5       5       4
                                        -----   -----   -----
   Total ............................    (453)    209     130
                                        -----   -----   -----
Deferred taxes:
   Federal ..........................     111     448     365
   Foreign ..........................       2      (4)      3
   State ............................       1      (1)     (1)
                                        -----   -----   -----
   Total ............................     114     443     367
                                        -----   -----   -----
Total income tax (benefit) expense ..   $(339)  $ 652   $ 497
                                        =====   =====   =====

A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations follows:

                                             Years ended
                                             December 31,
                                        ---------------------
                                         2008    2007    2006
                                        -----   -----   -----
                                             (in millions)
Tax at 35% ..........................   $(233)  $ 751   $ 561
Add (deduct):
   Prior year taxes .................      26     (46)    (31)
   Tax credits ......................     (72)    (92)    (61)
   Tax-exempt investment income .....     (86)   (182)    (59)
   Lease income .....................       3      22      13
   Unrecognized tax benefits ........      15     185      61
   Other ............................       8      14      13
                                        -----   -----   -----
Total income tax (benefit) expense ..   $(339)  $ 652   $ 497
                                        =====   =====   =====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 -- Income Taxes - (continued)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each Supplemental Consolidated Balance Sheet date. Deferred tax assets and liabilities consisted of the following:

                                                       December 31,
                                                     ---------------
                                                      2008     2007
                                                     ------   ------
                                                      (in millions)
Deferred tax assets:
   Policy reserve adjustments ....................   $2,434   $1,983
   Net operating loss carryforwards ..............      614       49
   Tax credits ...................................      566      495
   Unearned revenue ..............................      756      190
   Unrealized investment losses on securities ....      595       --
   Deferred compensation .........................      212       42
   Deferred policy acquisition costs .............        2       75
   Federal interest deficiency ...................      221      153
   Dividends payable to policyholders ............      123      120
   Securities and other investments ..............      182       87
   Other .........................................      158      143
                                                     ------   ------
      Total deferred tax assets ..................    5,863    3,337
                                                     ------   ------
Deferred tax liabilities:
   Unrealized investment gains on securities .....        5      717
   Deferred policy acquisition costs .............    2,514    1,699
   Intangibles ...................................    1,296    1,241
   Lease income ..................................      116       52
   Premiums receivable ...........................       41       24
   Deferred sales inducements ....................      121       92
   Deferred gains ................................      609       94
   Securities and other investments ..............    1,738    1,045
   Other .........................................      105       52
                                                     ------   ------
      Total deferred tax liabilities .............    6,545    5,016
                                                     ------   ------
         Net deferred tax liabilities ............   $  682   $1,679
                                                     ======   ======

At December 31, 2008, the Company had $1,754 million of operating loss carryforwards, which will expire in various years through 2023. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company made income tax payments of $13 million, $37 million, and $13 million in 2008, 2007, and 2006, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 1996.

For MHDLLC, the Internal Revenue Service ("IRS") completed its examinations and the appeals process for years 1998 through 2003, and the Company received income tax refunds for these years in April 2009. The IRS commenced an examination of this group's income tax returns for years 2004 and 2005 in the third quarter of 2007 and completed the examination in July 2009. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of this group's income tax returns for years 2006 and 2007 in November 2009.

For JHHLLC, the IRS completed its examinations for years 1996 through 1998 in September 2003 and completed its examinations for years 1999 through 2001 in October 2006. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. In June 2008, the Company and the IRS Appeals Division agreed to compromise settlement on several issues that arose in the 1996 through 1998 examinations and in December 2008, the IRS issued a statutory notice of deficiency covering the remaining issues. In March 2009, the Company filed a petition in U.S. Tax Court contesting the statutory notice of deficiency. IRS Appeals Division proceedings involving the years 1999 through 2001 are ongoing. The IRS commenced an examination of the group's income tax returns for the years 2002 through 2004 in the first quarter of 2007 and completed the examination in August 2009. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. It is anticipated that the IRS examination for years 2005 and 2006 will commence in early 2010.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company adopted the provisions of FIN No. 48 on January 1, 2007. In connection with the adoption of FIN No. 48, the Company did not recognize an increase or decrease in its liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                        December 31
                                                                    -----------------
                                                                      2008      2007
                                                                    -------   -------
                                                                      (in millions)
Beginning balance ...............................................   $ 1,463   $ 1,202
Additions based on tax positions related to the current year ....       182       178
Reductions based on tax positions related to the current year ...       (10)      (15)
Additions for tax positions of prior years ......................       301       156
Reductions for tax positions of prior years .....................       (67)      (58)
                                                                    -------   -------
Ending balance ..................................................   $ 1,869   $ 1,463
                                                                    =======   =======

Included in the balances as of December 31, 2008 and 2007, respectively, are $410 million and $398 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balances as of December 31, 2008 and 2007, respectively, are $1,459 million and $1,065 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of taxes to an earlier period.

An estimate of the change in unrecognized tax benefits attributable to deductions for dividends received cannot be made at this time because there is no specific information available with respect to either the position that will be taken by the U.S. Treasury Department or the effective dates of the anticipated regulations.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2008, 2007, and 2006, the Company recognized approximately $195 million, $95 million, and $129 million in interest expense, respectively. The Company had approximately $634 million and $439 million accrued for interest as of December 31, 2008 and December 31, 2007, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2008, 2007, and 2006.

Note 6 -- Closed Blocks

The Company operates two separate closed blocks for the benefit of certain classes of individual or joint traditional participating whole life insurance policies. The JHUSA closed block was established upon the demutualization of MLI for those designated participating policies that were in-force on September 23, 1999. The JHLICO closed block was established upon the demutualization of JHLICO for those designated participating policies that were in-force on February 1, 2000. Assets were allocated to the closed blocks in an amount that, together with anticipated revenues from policies included in the closed blocks, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales, assuming experience underlying such dividend scales continues. Assets allocated to the closed blocks inure solely to the benefit of the holders of the policies included in the closed blocks and will not revert to the benefit of the shareholders of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed blocks and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without prior approval of the insurance regulators.

If, over time, the aggregate performance of the assets and policies of a closed block is better than was assumed in funding that closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the assets and policies of a closed block is less favorable than was assumed in the funding that closed block, dividends to policyholders for that closed block will be reduced.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 6 -- Closed Blocks - (continued)

The assets and liabilities allocated to the closed blocks are recorded in the Company's Supplemental Consolidated Balance Sheets and Statements of Operations on the same basis as other similar assets and liabilities. The carrying amount of the closed blocks' liabilities in excess of the carrying amount of the closed blocks' assets at the date the closed blocks were established (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed blocks that can be recognized in income over the period the policies in the closed blocks remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

If actual cumulative earnings of a closed block are greater than expected cumulative earnings of that block, only expected earnings will be recognized in that closed block's income. Actual cumulative earnings in excess of expected cumulative earnings of a closed block represent undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to the policyholders of that closed block as an additional policyholder dividend unless otherwise offset by future closed block performance that is less favorable than originally expected. If actual cumulative performance of a closed block is less favorable than expected, only actual earnings for that closed block will be recognized in net income. Recent experience within the JHLICO closed block, in particular realized and unrealized losses, resulted in a reduction of the policyholder dividend obligation to zero during the year ended December 31, 2008.

For all closed block policies, the principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. For the JHLICO closed block policies, the principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and net investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. There are no exclusions applicable to the JHUSA closed block. The amounts shown in the following tables for assets, liabilities, revenues, and expenses of the closed blocks are those that enter into the determination of amounts that are to be paid to policyholders.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following tables set forth certain summarized financial information relating to the closed blocks as of the dates indicated:

JHUSA Closed Block

                                                                                                 December 31,
                                                                                               ----------------
                                                                                                 2008     2007
                                                                                               -------   ------
                                                                                                 (in millions)
Liabilities
Future policy benefits......................................................................   $ 8,680   $8,619
Policyholders' funds........................................................................        79       79
Policyholder dividends payable..............................................................       211      206
Other closed block liabilities..............................................................        99       99
                                                                                               -------   -------
     Total closed block liabilities.........................................................   $ 9,069   $9,003
                                                                                               =======   =======
Assets
Investments
 Fixed maturities:
   Available-for-sale--at fair value
   (amortized cost: 2008--$3,235; 2007--$3,086).............................................   $ 3,128   $3,165
 Mortgage loans on real estate..............................................................       583      562
 Policy loans...............................................................................     1,700    1,545
 Other invested assets......................................................................       644      740
                                                                                               -------   -------
     Total investments......................................................................     6,055    6,012
Cash borrowings and cash equivalents........................................................      (437)    (374)
Accrued investment income...................................................................       115      106
Amounts due from and held for affiliates....................................................     1,752    2,016
Other closed block assets...................................................................       488      202
                                                                                               -------   -------
     Total assets designated to the closed block............................................   $ 7,973   $7,962
                                                                                               =======   =======
Excess of closed block liabilities over assets designated
  to the closed block.......................................................................   $ 1,096   $1,041
Portion of above representing accumulated other comprehensive income:
   Unrealized appreciation, net of deferred income tax expense of $42 million and $174
     million, respectively..................................................................        78      322
   Adjustment for deferred policy acquisition costs, net of deferred income tax benefit of
     $14 million and $48 million, respectively..............................................       (26)     (88)
   Foreign currency translation adjustment..................................................       (21)     (76)
                                                                                               -------   -------
     Total amounts included in accumulated other comprehensive income.......................        31      158
                                                                                               -------   -------
Maximum future earnings to be recognized from closed block assets and liabilities...........   $ 1,127   $1,199
                                                                                               =======   =======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHUSA Closed Block

                                                                Years ended December 31,
                                                               --------------------------
                                                                2008      2007      2006
                                                               ------   -------   -------
                                                                      (in millions)
Revenues
Premiums....................................................   $  647   $   661   $   678
Net investment income.......................................      473       438       423
Net realized investment and other (losses) gains............       (9)       17        81
                                                               ------   -------   -------
   Total revenues...........................................    1,111     1,116     1,182
Benefits and Expenses
Benefits to policyholders...................................      782       799       862
Policyholder dividends......................................      411       409       389
Amortization of deferred policy acquisition costs...........     (218)      (50)       15
Other closed block operating costs and expenses.............       25        25        27
                                                               ------   -------   -------
   Total benefits and expenses..............................    1,000     1,183     1,293
Revenues, net of benefits and expenses before income taxes..      111       (67)     (111)
Income tax expense (benefit)................................       39       (24)      (39)
                                                               ------   -------   -------
Revenues, net of benefits and expenses and income taxes.....   $   72   $   (43)  $   (72)
                                                               ======   =======   =======

Maximum future earnings from closed block assets and liabilities:

                         Years Ended December 31,
                         ------------------------
                               2008     2007
                              ------   ------
                               (in millions)
Beginning of period...        $1,199   $1,156
End of period.........         1,127    1,199
                              ------   ------
Change during period..        $  (72)  $   43
                              ======   ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHLICO Closed Block

                                                                                                December 31,
                                                                                             -----------------
                                                                                               2008      2007
                                                                                             -------   -------
                                                                                                (in millions)
Liabilities
Future policy benefits....................................................................   $10,979   $10,956
Policyholder dividend obligation..........................................................        --       142
Policyholders' funds......................................................................     1,510     1,504
Policyholder dividends payable............................................................       418       417
Other closed block liabilities............................................................       119       128
                                                                                             -------   -------
     Total closed block liabilities.......................................................   $13,026   $13,147
                                                                                             =======   =======
Assets
Investments
 Fixed maturities:
   Available-for-sale--at fair value
   (amortized cost: 2008--$6,747; 2007--$7,375)...........................................   $ 6,159   $ 7,399
 Equity securities:
   Available-for-sale--at fair value
   (cost: 2008--$5; 2007--$7).............................................................         4         6
 Mortgage loans on real estate............................................................     1,684     1,368
 Policy loans.............................................................................     1,533     1,543
 Other invested assets....................................................................       165       188
                                                                                             -------   -------
     Total investments....................................................................     9,545    10,504
Cash (borrowings) and cash equivalents....................................................       162       (83)
Accrued investment income.................................................................       143       149
Other closed block assets.................................................................       426       238
                                                                                             -------   -------
     Total assets designated to the closed block..........................................   $10,276   $10,808
                                                                                             =======   =======
Excess of closed block liabilities over assets designated
  to the closed block.....................................................................   $ 2,750   $ 2,339
Portion of above representing accumulated other comprehensive income:
   Unrealized (depreciation) appreciation, net of deferred income tax benefit of $204
     million and deferred income tax expense of $11 million, respectively.................      (378)       20
   Allocated to the policyholder dividend obligation, net of deferred income tax benefit
     of $0 million and $11 million, respectively..........................................        --       (20)
                                                                                             -------   -------
     Total amounts included in accumulated other comprehensive income.....................      (378)       --
                                                                                             -------   -------
Maximum future earnings to be recognized from closed block assets and liabilities.........   $ 2,372   $ 2,339
                                                                                             =======   =======

                                              Years ended
                                              December 31,
                                             -------------
                                              2008    2007
                                              ----   -----
                                             (in millions)
Change in the policyholder dividend
   obligation:
Balance at beginning of period............    $142   $137
Impact on net income before income taxes..     (83)   (73)
Unrealized investment (gains) losses......     (31)    77
Change in deferred income tax liability...     (28)     1
                                              ----   ----
Balance at end of period..................    $ --   $142
                                              ====   ====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHLICO Closed Block

                                                                             Years ended December 31,
                                                                             ------------------------
                                                                              2008     2007     2006
                                                                             ------   ------   ------
                                                                                   (in millions)
Revenues
Premiums..................................................................   $  699   $  734   $  766
Net investment income.....................................................      581      590      548
Net realized investment and other (losses) gains..........................     (118)      20       32
                                                                             ------   ------   ------
   Total revenues.........................................................    1,162    1,344    1,346
Benefits and Expenses
Benefits to policyholders.................................................      794      841      887
Policyholder dividends....................................................      478      482      464
Change in the policyholder dividend obligation............................      (62)     (88)    (131)
Other closed block operating costs and expenses...........................        2       (2)      (2)
                                                                             ------   ------   ------
   Total benefits and expenses............................................    1,212    1,233    1,218
Revenues, net of benefits and expenses before income taxes................      (50)     111      128
Income tax (benefit) expense, net of amounts credited to the policyholder dividend obligation of $0 million, $1 million, and $1 million,
  respectively............................................................      (17)      39       44
                                                                             ------   ------   ------
Revenues, net of benefits and expenses and income taxes...................   $  (33)  $   72   $   84
                                                                             ======   ======   ======

Maximum future earnings from closed block assets and liabilities:

                           Years Ended
                           December 31,
                         ---------------
                          2008     2007
                         ---------------
                          (in millions)
Beginning of period...   $2,339   $2,411
End of period.........    2,372    2,339
                         ------   ------
Change during period..   $   33   $  (72)
                         ======   ======

Note 7 -- Debt and Line of Credit

External short-term and long-term debt consisted of the following:

                                                                                            December 31,
                                                                                          ---------------
                                                                                           2008     2007
                                                                                          ------   ------
                                                                                            (in millions)
Short-term debt:
Current maturities of long-term debt...................................................   $    4   $    9
Long-term debt:
   Surplus notes, 7.38% maturing in 2024 (1)...........................................      492      494
   Notes payable, interest ranging from 7.0% to 12.1%, due in varying amounts to 2015..       12       18
   Fair value adjustments related to interest rate swaps (1)...........................      (17)     (18)
                                                                                          ------   ------
                                                                                             487      494
Less current maturities of long-term debt..............................................       (4)      (9)
                                                                                          ------   ------
Total long-term debt...................................................................   $  483   $  485
                                                                                          ======   ======
Consumer notes:
   Notes payable, interest ranging from 0.91% to 6.27% due in varying amounts to 2036..   $1,600   $2,157
                                                                                          ======   ======

(1) As part of its interest rate management, the Company uses interest rate swaps to convert the interest expense on the surplus notes from fixed to variable. Under SFAS No. 133, these swaps are designated as fair value hedges, which results in the carrying value of the notes being adjusted for changes in fair value.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Long-Term Debt

Aggregate maturities of long-term debt are as follows: 2009--$4 million; 2010--$1 million; 2011--$0 million; 2012--$0 million; 2013--$0 million; and
thereafter--$455 million.

Interest expense on debt, included in other operating costs and expenses, was $34 million, $39 million, and $36 million in 2008, 2007, and 2006, respectively. Interest paid on debt was $34 million, $41 million, and $36 million in 2008, 2007, and 2006, respectively.

Any payment of interest or principal on the surplus notes requires the prior approval of the Michigan Commissioner of Financial and Insurance Regulation (the "Commissioner").

Consumer Notes

The Company issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes have a variety of maturities, interest rates, and call provisions.

Aggregate maturities of consumer notes, net of unamortized dealer fees, are as follows: 2009--$386 million; 2010--$244 million; 2011--$156 million; 2012--$108 million; 2013--$55 million; and thereafter--$651 million.

Interest expense on consumer notes, included in benefits to policyholders, was $104 million, $115 million, and $126 million in 2008, 2007, and 2006, respectively. Interest paid amounted to $104 million, $112 million, and $122 million in 2008, 2007, and 2006, respectively.

Line of Credit

At December 31, 2008, the Company had a committed line of credit established by MFC totaling $1 billion pursuant to a 364-day revolving credit facility. MFC will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum level of net worth and comply with certain other covenants, which were met at December 31, 2008. At December 31, 2008, the Company had no outstanding borrowings under the agreement.

At December 31, 2008, the Company, MFC, and other MFC subsidiaries had a committed line of credit through a group of banks totaling $250 million pursuant to a multi-year facility, which will expire in 2010. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, MFC is required to maintain certain minimum level of net worth, and MFC and the Company are required to comply with certain other covenants, which were met at December 31, 2008. At December 31, 2008, MFC and its subsidiaries, including the Company, had no outstanding borrowings under the agreement.

Note 8 -- Related Party Transactions

Reinsurance Transactions

Effective December 31, 2008, the Company entered into an amended and restated reinsurance agreement with an affiliate, John Hancock Reassurance Company Limited ("JHRECO"), to reinsure 20% of the risk related to the payout annuity policies issued January 1, 2008 through September 30, 2008 and 65% of the risk related to the payout annuity policies issued prior to January 1, 2008. The reinsurance agreement is written on a modified coinsurance basis where the assets supporting the reinsured policies remain invested with the Company. Under the terms of the agreement, the Company recorded a reduction of $3,640 million in premiums in the Supplemental Consolidated Statements of Operations and recorded a modified coinsurance reserve adjustment of $3,640 million, which reduced benefits to policyholders in the Supplemental Consolidated Statements of Operations. The Company also recorded $55 million related to the cost of reinsurance, which was classified as unearned revenue. The cost of reinsurance will be amortized into income over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 8 -- Related Party Transactions - (continued)

The Company reinsured certain portions of its long-term care insurance and group pension businesses with JHRECO. The Company entered into these reinsurance contracts in order to facilitate its capital management process. These reinsurance contracts are written both on a funds withheld basis where the related financial assets remain invested at the Company and a modified coinsurance agreement. As of July 1, 2008, amendments were made to the contracts to update the calculation of investment income and the expense allowance to reflect current experience and practices. The Company recorded a liability for coinsurance amounts withheld from JHRECO of $3,860 million and $2,672 million at December 31, 2008 and 2007, respectively, on the Company's Supplemental Consolidated Balance Sheets and recorded a reinsurance recoverable from JHRECO of $4,130 million and $3,592 million at December 31, 2008 and 2007, respectively, which was included with other reinsurance recoverables on the Company's Supplemental Consolidated Balance Sheets. Premiums ceded to JHRECO were $656 million, $651 million, and $571 million during the years ended December 31, 2008, 2007, and 2006, respectively.

Effective October 1, 2008, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurance (Bermuda) Limited ("MRBL"), to reinsure 75% of the group pension business in-force. The reinsurance agreement covers all contracts, excluding the guaranteed benefit rider, issued and in-force as of September 30, 2008. As the underlying contracts being reinsured are considered investment contracts, the agreement does not meet the criteria for reinsurance accounting and was classified as a financial instrument. Under the terms of the agreement, the Company received initial consideration of $1,495 million, which was classified as unearned revenue. The amount is being amortized into income through other operating costs and expenses on a basis consistent with the manner in which the deferred policy acquisition costs on the underlying reinsured contracts are recognized. The balance of unearned revenue related to the initial consideration was $1,484 million as of December 31, 2008.

Effective December 31, 2004, the Company entered into a reinsurance agreement with MRBL to reinsure 75% of the non-reinsured risk of the JHLICO closed block. During 2008, the Company amended this treaty to increase the portion of non-reinsured risk reinsured under this treaty to 90%. The reinsurance agreement is written on a modified coinsurance basis where the related financial assets remain invested within the Company. As the reinsurance agreement does not subject the reinsurer to the reasonable possibility of significant loss, it was classified as financial reinsurance and given deposit-type accounting treatment with only the reinsurance risk fee being reported in other operating costs and expenses in the Supplemental Consolidated Statements of Operations.

Effective December 31, 2003, the Company entered into a reinsurance agreement with MRBL to reinsure 90% of the non-reinsured risk of the JHUSA closed block. As approximately 90% of the mortality risk is covered under previously existing contracts with third-party reinsurers and the resulting limited mortality risk is inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. The Company retained title to the invested assets supporting this block of business. These invested assets are held in trust on behalf of MRBL and are included in amounts due from and held for affiliates on the Supplemental Consolidated Balance Sheets. The amounts held at December 31, 2008 and 2007 were $2,190 million and $2,493 million, respectively, and are accounted for as invested assets available-for-sale.

Effective January 1, 2002, the Company entered into a 90% quota share reinsurance agreement with MRBL to reinsure a block of variable annuity business (the "Original Agreement"). The Original Agreement covered base contracts, but excluded the guaranteed benefit riders. The primary risk reinsured was investment and lapse risk with only limited coverage, of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting treatment. Under the terms of the Original Agreement, the Company received (paid) a net ceding commission of $113 million, $(23) million, and $(35) million for the years ended December 31, 2008, 2007, and 2006, respectively. These amounts were classified as unearned revenue and were being amortized into income as payments were made to MRBL. The original agreement was amended effective October 1, 2008, as discussed further below. As a result of the amendment, the unearned revenue balance of $580 million as of September 30, 2008 was included in the calculation of the cost of reinsurance, which was reported with other liabilities on the Supplemental Consolidated Balance Sheets. The balance of the unearned revenue liability was $437 million as of December 31, 2007.

Effective October 1, 2008, the Company entered into an amended and restated variable annuity reinsurance agreement with MRBL. The base contracts continue to be reinsured on a modified coinsurance basis; however, MRBL now reinsures all substantial risks, including all guaranteed benefits, related to certain specified policies not already reinsured to third parties.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Guaranteed benefit reinsurance coverage was apportioned in accordance with the reinsurance agreement provisions between modified coinsurance and coinsurance funds withheld as of December 31, 2008. The assets supporting the reinsured policies remained invested with the Company. As of December 31, 2008, the Company reported a reinsurance payable to MRBL of $781 million, which was included with amounts due to affiliates, a liability for coinsurance funds withheld of $285 million, and $2,123 million related to the cost of reinsurance, which was included with other liabilities on the Supplemental Consolidated Balance Sheets. The cost of reinsurance is being amortized into income over the life of the underlying reinsured contracts in proportion to the policyholder fee income received.

Service Agreements

The Company has formal service agreements with MFC and MLI, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC and MLI on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting, and certain other administrative services. Costs incurred under the agreements were $374 million, $336 million, and $323 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008 and December 31, 2007, the Company had amounts receivable from MFC and MLI of $8 million and $18 million, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Supplemental Consolidated Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

Debt Transactions

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $110 million from an affiliate, John Hancock Financial Holdings (Delaware), Inc. ("JHFH"). The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $2 million for the year ended December 31, 2008.

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $295 million from JHFH. The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $5 million for the year ended December 31, 2008.

On December 22, 2006, the Company issued a subordinated note to MHDLLC in the amount of $136 million due December 15, 2016 (the "Original Note"). Interest on the Original Note accrued at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 15, June 15, September 15, and December 15 and payable semi-annually on June 15 and December 15 of each year until December 15, 2011 and thereafter at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforesaid until payment in full. On September 30, 2008, the Original Note was converted to a subordinated surplus note on the same economic terms. Interest on the subordinated surplus note from October 1, 2008 until December 15, 2011 accrues at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 31, June 30, September 30, and December 31 and payable semi-annually on March 31 and September 30 of each year. Thereafter, interest accrues at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforementioned and payable semi-annually on June 15 and September 15 of each year until payment in full. Interest expense was $5 million, $10 million, and $0 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The issuance of surplus notes by the Company was approved by the Commissioner, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner. The surplus notes were included with amounts due to affiliates on the Supplemental Consolidated Balance Sheets.

Pursuant to a demand note dated September 30, 2008, the Company loaned $295 million to JHFS. The interest rate is calculated at a fluctuating rate equal to 3-month LIBOR plus 50 basis points. Interest income was $3 million for the year ended December 31, 2008.

Pursuant to a senior promissory note dated March 1, 2007, the Company borrowed $477 million from MHDLLC. The note was repaid on September 30, 2008. Interest was calculated at a fluctuating rate equal to 3-month LIBOR plus 33.5 basis points. Interest expense was $13 million and $23 million for the years ended December 31, 2008 and 2007, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Pursuant to a short-term senior promissory note dated December 14, 2006, the Company borrowed $477 million from MHDLLC. The note was repaid on March 1, 2007. Interest expense was $5 million and $1 million for the years ended December 31, 2007 and 2006, respectively.

Capital Stock Transactions

On September 30, 2008, the Company issued two shares of common stock to MIC for $477 million in cash.

On December 14, 2006, the Company issued one share of common stock to MIC for $71 million in cash.

Other

On December 10, 2008, the Company issued a dividend in-kind of $460 million to JHFS as repayment on an outstanding loan.

The Company, in the ordinary course of business, invests funds deposited by customers and manages the resulting invested assets for growth and income for customers. From time to time, successful investment strategies of the Company may attract deposits from affiliates of the Company. At December 31, 2008 and 2007, the Company managed approximately $3,187 million and $3,379 million, respectively.

The Company operates a liquidity pool in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreement effective November 13, 2007. The maximum aggregate amounts that the Company can accept into the Liquidity Pool are $5 billion in U.S. dollar deposits and $200 million in Canadian dollar deposits. Under the terms of the agreement, certain participants may receive advances from the Liquidity Pool up to certain predetermined limits. Interest payable on the funds will be reset daily to the one-month London Interbank Bid Rate.

The following table details the affiliates and their participation in the Company's Liquidity Pool:

                                                     December 31,
                                                    --------------
                                                    2008     2007
                                                    ----   -------
                                                    (in millions)
The Manufacturers Investment Corporation.........   $ 18   $   25
Manulife Holdings (Delaware) LLC.................     14       36
Manulife Reinsurance Limited.....................    144      158
Manulife Reinsurance (Bermuda) Limited...........     54      155
Manulife Hungary Holdings KFT....................     44       48
John Hancock Life Insurance Company of Vermont...     31       95
John Hancock Reassurance Company Limited.........     37      271
John Hancock Financial Services, Inc.............    104      550
John Hancock Financial Holdings (Delaware), Inc..      3       --
                                                    ----   ------
   Total.........................................   $449   $1,338
                                                    ====   ======

The balances above are reported on the Supplemental Consolidated Balance Sheets as amounts due to affiliates.

MFC provides a claims paying guarantee to certain U.S. policyholders.

On July 8, 2005, MFC fully and unconditionally guaranteed the Company's SignatureNotes, both those outstanding at that time and those to be issued subsequently. MFC's guarantee of the SignatureNotes is an unsecured obligation of MFC and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantee of the SignatureNotes. Following July 8, 2005, the Company ceased filing quarterly and annual reports with the SEC pursuant to SEC Rule 12h-5, and MFC began reporting condensed consolidating financial information regarding the Company in MFC's quarterly and annual reports.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 -- Reinsurance

The effect of reinsurance on life, health, and annuity premiums written and earned was as follows:

                                                               Years ended December 31,
                                              ---------------------------------------------------------
                                                     2008                2007                2006
                                              -----------------   -----------------   -----------------
                                                   Premiums            Premiums            Premiums
                                              -----------------   -----------------   -----------------
                                              Written    Earned   Written    Earned   Written    Earned
                                              -------   -------   -------   -------   -------   -------
                                                                  (in millions)
Direct.....................................   $ 5,154   $ 5,157   $ 4,777   $ 4,785   $ 4,344   $ 4,344

Assumed....................................     1,229     1,221     1,133     1,127     1,052     1,088

Ceded......................................    (6,297)   (6,297)   (2,205)   (2,205)   (1,730)   (1,730)
                                              -------   -------   -------   -------   -------   -------
   Net life, health, and annuity premiums..   $    86   $    81   $ 3,705   $ 3,707   $ 3,666   $ 3,702
                                              =======   =======   =======   =======   =======   =======

For the years ended December 31, 2008, 2007, and 2006, benefits to policyholders under life, health, and annuity ceded reinsurance contracts were $2,049 million, $1,619 million, and $1,178 million, respectively.

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and provide additional capacity for growth.

On February 28, 1997, the Company sold a major portion of its group insurance business to UniCare Life & Health Insurance Company ("UniCare"), a wholly-owned subsidiary of WellPoint, Inc. The business sold included the Company's group accident and health business and related group life business, and Cost Care, Inc., Hancock Association Services Group, and Tri-State, Inc., all of which were indirect, wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UniCare through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UniCare does not meet its contractual obligations under the coinsurance agreement.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Note 10 -- Pension and Other Postretirement Benefit Plans

Effective December 31, 2006, the Company's Cash Balance Plan was merged into the John Hancock Financial Services, Inc. Pension Plan (the "Plan"), which is a funded qualified defined benefit plan sponsored by JHFS. Pursuant to the merger, all of the assets of the former plans were commingled. The aggregate pool of assets from the former plans is available to meet the obligations of the merged plan. The merger did not have a material impact on the Company's Supplemental Consolidated Balance Sheets or Supplemental Consolidated Statements of Operations.

Historically, pension benefits were calculated utilizing a traditional formula. Under the traditional formula, benefits are provided based upon length of service and final average compensation. As of January 1, 2002, all defined benefit pension plans were amended to a cash balance basis. Under the cash balance formula, participants are credited with benefits equal to a percentage of eligible pay, as well as interest. Certain grandfathered employees are eligible to receive benefits based upon the greater of the traditional formula or cash balance formula. In addition, early retirement benefits are subsidized for certain grandfathered employees.

The Company's funding policy for its qualified defined benefit plans is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws and generally, not greater than the maximum amount that can be deducted for federal income tax purposes. In 2008, 2007, and 2006, no contributions were made to the qualified plans. The Company expects that no contributions will be made in 2009.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Pension plan assets of $617 million and $868 million at December 31, 2008 and 2007, respectively, were investments managed by related parties.

The Company also participates in an unfunded non-qualified defined benefit plan, which is also sponsored by JHFS. This plan provides supplemental benefits in excess of the compensation limit outlined in the Internal Revenue Code for certain employees.

The Company participates in a new non-qualified defined contribution pension plan maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for the new plan was $7 million in 2008. The prior plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company's funding policy for its non-qualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The contribution to the non-qualified plans was $33 million, $34 million, and $32 million in 2008, 2007, and 2006, respectively. The Company expects to contribute approximately $34 million to its non-qualified pension plans in 2009.

The Company provides postretirement medical and life insurance benefits for its retired employees and their spouses through its participation in the John Hancock Financial Services, Inc. Employee Welfare Plan, sponsored by JHFS. Certain employees hired prior to 2005 who meet age and service criteria may be eligible for these postretirement benefits in accordance with the plan's provisions. The majority of retirees contribute a portion of the total cost of postretirement medical benefits. Life insurance benefits are based on final compensation subject to the plan maximum.

The John Hancock Financial Services, Inc. Employee Welfare Plan was amended effective January 1, 2007 whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. Also, the number of years of service required to be eligible for the benefit was increased to 15 years for all participants. The future retiree life insurance coverage amount was frozen as of December 31, 2006.

The Company's policy is to fund its other postretirement benefits in amounts at or below the annual tax qualified limits. The contribution for the other postretirement benefits was $59 million, $58 million, and $57 million in 2008, 2007, and 2006, respectively.

Employee welfare assets of $120 million and $155 million at December 31, 2008 and 2007, respectively, were investments in related parties.

The Company participates in qualified defined contribution plans for its employees who meet certain eligibility requirements, sponsored by JHFS. These plans include the Investment-Incentive Plan for John Hancock Employees and the John Hancock Savings and Investment Plan. The expense for the defined contribution plans was $19 million, $16 million, and $12 million in 2008, 2007, and 2006, respectively.

The Company uses a December 31 measurement date to account for its pension and other postretirement benefit plans.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Obligations and Funded Status of Defined Benefit Plans

The amounts disclosed below represent the Company's share of the pension and other postretirement benefit plans described above:

                                                                         Years Ended December 31,
                                                                   --------------------------------------
                                                                                     Other Postretirement
                                                                   Pension Benefits    Benefits
                                                                   --------------------------------------
                                                                     2008     2007    2008       2007
                                                                   -------   -------  ------   --------
                                                                             (in millions)
Change in benefit obligation:
Benefit obligation at beginning of year.........................   $ 2,214   $ 2,291   $ 576      $ 601
Service cost....................................................        30        33       1          2
Interest cost...................................................       129       126      34         34
Participant contributions.......................................        --        --       3          4
Actuarial loss (gain)...........................................        42        23      17         (7)
Special termination benefits....................................        --         1      --         --
Plan amendments.................................................        (2)      (38)     --         --
Curtailments....................................................        --       (16)     --         --
Retiree drug subsidy............................................        --        --       4          4
Benefits paid...................................................      (176)     (206)    (62)       (62)
                                                                   -------   -------   -----      -----
Benefit obligation at end of year...............................   $ 2,237   $ 2,214   $ 573      $ 576
                                                                   =======   =======   =====      =====

Change in plan assets:
Fair value of plan assets at beginning of year..................   $ 2,465   $ 2,463   $ 326      $ 304
Actual return on plan assets....................................      (694)      174     (81)        22
Employer contributions..........................................        33        34      59         58
Participant contributions.......................................        --        --       3          4
Benefits paid...................................................      (176)     (206)    (62)       (62)
                                                                   -------   -------   -----      -----
Fair value of plan assets at end of year........................   $ 1,628   $ 2,465   $ 245      $ 326
                                                                   =======   =======   =====      =====

Funded status at end of year....................................   $  (609)  $   251   $(328)     $(250)
                                                                   =======   =======   =====      =====

Amounts recognized on Supplemental Consolidated Balance Sheets:
Assets..........................................................   $    --   $   617   $  --      $  --
Liabilities.....................................................      (609)     (366)   (328)      (250)
                                                                   -------   -------   -----      -----
Net amount recognized...........................................   $  (609)  $   251   $(328)     $(250)
                                                                   =======   =======   =====      =====

Amounts recognized in accumulated other comprehensive income:
Prior service cost..............................................   $   (32)  $   (34)  $  --      $  --
Net actuarial loss (gain).......................................       789      (121)     71        (44)
                                                                   -------   -------   -----      -----
Total...........................................................   $   757   $  (155)  $  71      $ (44)
                                                                   =======   =======   =====      =====

The accumulated benefit obligation for all defined benefit plans was $2,208 million and $2,165 million at December 31, 2008 and 2007, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

                                    December 31,
                                   -------------
                                    2008    2007
                                   ------   -----
                                   (in millions)
Accumulated benefit obligation..   $ 2,208  $ 428
Projected benefit obligation....     2,237    440
Fair value of plan assets.......     1,628     75

Components of Net Periodic Benefit Cost

                                                  Years Ended December 31,
                                     --------------------------------------------------
                                       Pension Benefits   Other Postretirement Benefits
                                     -------------------  -----------------------------
                                      2008   2007   2006  2008      2007      2006
                                      ----   ----   ----  ----      ----      ----
                                                 (in millions)
Service cost........................ $  30  $  33  $  33  $  1      $  2      $  2
Interest cost.......................   129    126    126    34        34        34
Expected return on plan assets......  (181)  (183)  (178)  (26)      (25)      (23)
Special termination benefits........    --      1      3    --        --        --
Curtailment gain....................    --     (1)     -    --        --        --
Amortization of prior service cost..    (3)    (2)     -    --        --        --
Recognized actuarial loss...........     5      1      4    --        --        --
                                      ----   ----   ----  ----      ----      ----
Net periodic benefit cost........... $ (20) $ (25) $ (12) $  9      $ 11      $ 13
                                      ====   ====   ====  ====      ====      ====

The amounts included in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2009 were as follows:

                                                           Other Postretirement
                                        Pension Benefits         Benefits
                                        ----------------   --------------------
                                                    (in millions)
Amortization of prior service cost...         $(3)                  $--
Amortization of actuarial loss, net..           4                    --
                                              ---                   ---
Total................................         $ 1                   $--
                                              ===                   ===

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Assumptions

Weighted-average assumptions used to determine benefit obligations were as follows:

                                                        Years Ended December 31,
                                                 -------------------------------------
                                                                  Other Postretirement
                                                 Pension Benefits  Benefits
                                                 -------------------------------------
                                                 2008     2007    2008       2007
                                                 ----     ----   -----      -----
Discount rate................................... 6.00%    6.00%   6.00%      6.00%
Rate of compensation increase................... 4.10%    5.10%    N/A        N/A
Health care cost trend rate for following year..                  8.50%      9.00%
Ultimate trend rate.............................                  5.00%      5.00%
Year ultimate rate reached......................                  2016       2016

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                        Years Ended December 31,
                                                 -------------------------------------
                                                                  Other Postretirement
                                                 Pension Benefits  Benefits
                                                 -------------------------------------
                                                 2008     2007    2008       2007
                                                 ----     ----    ----       ----
Discount rate................................... 6.00%    5.75%   6.00%      5.75%
Expected long-term return on plan assets........ 8.00%    8.25%   8.00%      8.25%
Rate of compensation increase................... 5.10%    4.00%    N/A        N/A
Health care cost trend rate for following year..                  9.00%      9.50%
Ultimate trend rate.............................                  5.00%      5.00%
Year ultimate rate reached......................                  2016       2016

The expected long-term return on plan assets is based on the rate expected to be earned for plan assets. The asset mix based on the long-term investment policy and range of target allocation percentages of the plans and the Capital Asset Pricing Model are used as part of that determination. Current conditions and published commentary and guidance from SEC staff are also considered.

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                     One-Percentage One-Percentage
                                                                     Point Increase Point Decrease
                                                                     -------------- --------------
                                                                             (in millions)
Effect on total service and interest costs in 2008..................       $ 1           $ (1)
Effect on postretirement benefit obligation as of December 31, 2008.        22            (20)

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Plan Assets

The Company's weighted-average asset allocations for its defined benefit plans by asset category were as follows:

                            Pension
                           Plan Assets
                           at December 31,
                           ---------------
                           2008    2007
                           ----    ----
Asset Category
Equity securities.........  51%     64%
Fixed maturity securities.  35      26
Real estate...............   5       3
Other.....................   9       7
                           ---     ---
   Total.................. 100%    100%
                           ===     ===

The target allocations for assets of the Company's defined benefit plans are summarized below for major asset categories.

Asset Category.............
Equity securities..........   50% - 80%
Fixed maturity securities..   23% - 35%
Real estate................    0% - 5%
Other......................    5% - 15%

The plans do not own any of the Company's or MFC's common stock at December 31, 2008 and 2007.

Other postretirement benefit plan weighted-average asset allocations by asset category were as follows:

                                 Other
                             Postretirement
                                Benefits
                             Plan Assets at
                              December 31,
                             --------------
                              2008   2007
                              ----   ----
Asset Category
Equity securities..........    49%    60%
Fixed maturity securities..    51     40
                              ---    ---
   Total...................   100%   100%
                              ===    ===

Cash Flows

Expected Future Benefit Payments for Defined Benefit Plans

Projections for benefit payments for the next ten years are as follows:

                                                                 Other
                                                            Postretirement
                                                               Benefits-
                                     Other Postretirement   Medicare Part D
                   Pension Benefits Benefits Gross Payments     Subsidy
     ------------------------------ ----------------------- --------------
                                        (in millions)
        2009.......     $ 196                $  58               $  4
        2010.......       199                   57                  4
        2011.......       192                   57                  4
        2012.......       190                   56                  4
        2013.......       187                   55                  4
        2014-2018..       935                  247                 17

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 11 -- Commitments, Guarantees, Contingencies, and Legal Proceedings

Commitments. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $1,386 million and $86 million, respectively, at December 31, 2008. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 2009.

The Company leases office space under non-cancelable operating lease agreements of various expiration dates. Rental expenses, net of sub-lease income, were $22 million, $24 million, and $52 million for the years ended December 31, 2008, 2007, and 2006, respectively.

The future minimum lease payments, by year and in the aggregate, under the remaining non-cancelable operating leases along with the associated sub-lease income are presented below:

                  Non-
               cancelable
                Operating    Sub-lease
                 Leases       Income
               ----------   ----------
                    (in millions)
2009........     $  45         $  19
2010........        39            17
2011........        35            17
2012........        32            17
2013........        29            17
Thereafter..       220            16
                 ------        -----
Total.......     $ 400         $ 103
                 ======        =====

Guarantees. In the course of business, the Company enters into guarantees which vary in nature and purpose and which are accounted for and disclosed under U.S. GAAP specific to the insurance industry. The Company had no material guarantees outstanding outside the scope of insurance accounting at December 31, 2008.

Contingencies. The Company entered into a number of reinsurance arrangements with respect to personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including legal proceedings, with respect to this business. The Company believes it has provided adequately for the exposure. During 2008, the Company received additional information about its potential exposure and reduced its loss reserves by $22 million, net of tax. The Company reduced its loss reserves by $8 million, net of tax, in 2007 and increased its loss reserves by $70 million, net of tax, in 2006.

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2008, the Company increased this provision by $192 million, net of tax. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $281 million at December 31, 2008.

Legal Proceedings. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer, and taxpayer. In addition, state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 12 -- Shareholder's Equity

Capital Stock

The Company has two classes of capital stock, preferred stock and common stock. All of the outstanding preferred and common stock of the Company is owned by MIC, its parent.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

                                                                                                                   Additional
                                                                            Net                                    Pension and
                                                                        Accumulated     Foreign      Minimum     Postretirement
                                                      Net Unrealized    Gain (Loss)     Currency      Pension     Unrecognized
                                                        Investment        on Cash     Translation   Liability     Net Periodic
                                                      Gains (Losses)    Flow Hedges    Adjustment   Adjustment    Benefit Cost
                                                      --------------   ------------   -----------   ----------   --------------
                                                                                    (in millions)
Balance at January 1, 2006.........................        $497            $371           $35         $(34)           $ --
Gross unrealized investment gains (net of
   deferred income tax expense of $26
   million)........................................          46              --            --           --              --
Reclassification adjustment for gains realized in
   net income (net of deferred income tax benefit
   of $49 million).................................         (83)             --            --           --              --
Adjustment for policyholder liabilities (net of
   deferred income tax expense of $16
   million)........................................          29              --            --           --              --
Adjustment for deferred policy acquisition costs,
   deferred sales inducements, value of business
   acquired, and unearned revenue liability (net
   of deferred income tax benefit of $8
   million)........................................         (15)             --            --           --              --
Adjustment for policyholder dividend obligation
   (net of deferred income tax expense of $1
   million)........................................           3              --            --           --              --

Net unrealized investment losses...................         (20)             --            --           --              --
Foreign currency translation adjustment............          --              --            (4)          --              --
Minimum pension liability (net of deferred
   income tax benefit of $6 million)...............          --              --            --          (11)             --
SFAS No. 158 transition adjustment (net of
   income tax expense of $85 million)..............          --              --            --           45             113
Net losses on the effective portion of the change
   in fair value of cash flow hedges (net of
   deferred income tax benefit of $43 million).....          --             (73)           --           --              --
Reclassification of net cash flow hedge gains to
   net income (net of deferred income tax benefit
   of $2 million)..................................          --              (3)           --           --              --
                                                           ----            ----           ---         ----            ----
Balance at December 31, 2006.......................        $477            $295           $31         $ --            $113
                                                           ====            ====           ===         ====            ====

                                                        Accumulated
                                                          Other
                                                       Comprehensive
                                                       Income (Loss)
                                                      --------------
Balance at January 1, 2006.........................        $869
Gross unrealized investment gains (net of
   deferred income tax expense of $26
   million)........................................          46
Reclassification adjustment for gains realized in
   net income (net of deferred income tax benefit
   of $49 million).................................         (83)
Adjustment for policyholder liabilities (net of
   deferred income tax expense of $16
   million)........................................          29
Adjustment for deferred policy acquisition costs,
   deferred sales inducements, value of business
   acquired, and unearned revenue liability (net
   of deferred income tax benefit of $8
   million)........................................         (15)
Adjustment for policyholder dividend obligation
   (net of deferred income tax expense of $1
   million)........................................           3
                                                           ----
Net unrealized investment losses...................         (20)
Foreign currency translation adjustment............          (4)
Minimum pension liability (net of deferred
   income tax benefit of $6 million)...............         (11)
SFAS No. 158 transition adjustment (net of
   income tax expense of $85 million)..............         158
Net losses on the effective portion of the change
   in fair value of cash flow hedges (net of
   deferred income tax benefit of $43 million).....         (73)
Reclassification of net cash flow hedge gains to
   net income (net of deferred income tax benefit
   of $2 million)..................................          (3)
                                                           ----
Balance at December 31, 2006.......................        $916
                                                           ====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                                           Additional
                                                                                   Net                    Pension and
                                                                               Accumulated    Foreign    Postretirement
                                                                Net Unrealized Gain (Loss)   Currency     Unrecognized
                                                                  Investment     on Cash    Translation   Net Periodic
                                                                Gains (Losses) Flow Hedges  Adjustment    Benefit Cost
                                                                -------------- -----------  -----------  --------------
                                                                                           (in millions)
Balance at January 1, 2007.....................................     $ 477         $ 295        $ 31          $ 113
Gross unrealized investment gains (net of deferred income
   tax expense of $215 million).................................      400             -           -              -
Reclassification adjustment for gains realized in net income
   (net of deferred income tax benefit of $109 million).........     (201)            -           -              -
Adjustment for policyholder liabilities (net of deferred
  income tax expense of $3 million)............................         4             -           -              -
Adjustment for deferred policy acquisition costs, deferred
   sales inducements, value of business acquired, and
   unearned revenue liability (net of deferred income tax
   benefit of $28 million)......................................       (53)           -           -              -
Adjustment for policyholder dividend obligation (net of
   deferred income tax benefit of $27 million)..................       (50)           -           -              -
                                                                    -----         -----        ----          -----
Net unrealized investment gains................................       100             -           -              -
Foreign currency translation adjustment........................         -             -          (4)             -
Change in the funded status of the pension plan (net of
   deferred income tax benefit of $9 million)...................         -            -           -             16
Net gains on the effective portion of the change in fair value of cash flow hedges (net of deferred income tax expense of
   $39 million).................................................         -           71           -              -
Reclassification of net cash flow hedge gains to net income
   (net of deferred income tax benefit of $8 million)...........         -          (16)          -              -
                                                                    -----         -----        ----          -----
Balance at December 31, 2007...................................     $ 577         $ 350        $ 27          $ 129
                                                                    =====         =====        ====          =====

                                                                 Accumulated
                                                                    Other
                                                                Comprehensive
                                                                Income (Loss)
                                                                --------------
Balance at January 1, 2007.....................................    $   916
Gross unrealized investment gains (net of deferred income
  tax expense of $215 million).................................        400
Reclassification adjustment for gains realized in net income
  (net of deferred income tax benefit of $109 million).........       (201)
Adjustment for policyholder liabilities (net of deferred
  income tax expense of $3 million)............................          4
Adjustment for deferred policy acquisition costs, deferred
  sales inducements, value of business acquired, and
  unearned revenue liability (net of deferred income tax
  benefit of $28 million)......................................        (53)
Adjustment for policyholder dividend obligation (net of
  deferred income tax benefit of $27 million)..................        (50)
                                                                   -------
Net unrealized investment gains................................        100
Foreign currency translation adjustment........................         (4)
Change in the funded status of the pension plan (net of
  deferred income tax benefit of $9 million)...................         16
Net gains on the effective portion of the change in fair value of cash flow hedges (net of deferred income tax expense of
  $39 million).................................................         71
Reclassification of net cash flow hedge gains to net income
  (net of deferred income tax benefit of $8 million)...........        (16)
                                                                   -------
Balance at December 31, 2007...................................    $ 1,083
                                                                   =======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                                           Additional
                                                                                   Net                    Pension and
                                                                               Accumulated    Foreign    Postretirement
                                                                Net Unrealized Gain (Loss)   Currency     Unrecognized
                                                                  Investment     on Cash    Translation   Net Periodic
                                                                Gains (Losses) Flow Hedges  Adjustment    Benefit Cost
                                                                -------------- -----------  -----------  --------------
                                                                                           (in millions)
Balance at January 1, 2008.....................................    $   577       $  350        $ 27          $ 129
Gross unrealized investment losses (net of deferred income
  tax benefit of $1,473 million)...............................     (2,743)           -           -              -
Reclassification adjustment for gains realized in net income
  (net of deferred income tax benefit of $202 million).........       (376)           -           -              -
Adjustment for policyholder liabilities (net of deferred
  income tax expense of $87 million)...........................        162            -           -              -
Adjustment for deferred policy acquisition costs, deferred
  sales inducements, value of business acquired, and
  unearned revenue liability (net of deferred income tax
  expense of $216 million).....................................        403            -           -              -
Adjustment for policyholder dividend obligation (net of
  deferred income tax expense of $11 million)..................         20            -           -              -
                                                                   -------       ------        ----          -----
Net unrealized investment losses...............................     (2,534)           -           -              -
Foreign currency translation adjustment........................          -            -         (23)             -
Change in the funded status of the pension plan (net of
  deferred income tax benefit of $359 million).................          -            -           -           (667)
Net gains on the effective portion of the change in fair value of cash flow hedges (net of deferred income tax expense of
  $586 million)................................................          -        1,086           -              -
Reclassification of net cash flow hedge gains to net income
  (net of deferred income tax benefit of $17 million)..........          -          (31)          -              -
                                                                   -------       ------        ----          -----
Balance at December 31, 2008...................................    $(1,957)      $1,405        $  4          $(538)
                                                                   =======       ======        ====          =====

                                                                 Accumulated
                                                                    Other
                                                                Comprehensive
                                                                Income (Loss)
                                                                -------------
Balance at January 1, 2008.....................................    $ 1,083
Gross unrealized investment losses (net of deferred income
   tax benefit of $1,473 million)..............................     (2,743)
Reclassification adjustment for gains realized in net income
   (net of deferred income tax benefit of $202 million)........       (376)
Adjustment for policyholder liabilities (net of deferred
   income tax expense of $87 million)..........................        162
Adjustment for deferred policy acquisition costs, deferred
   sales inducements, value of business acquired, and
   unearned revenue liability (net of deferred income tax
   expense of $216 million)....................................        403
Adjustment for policyholder dividend obligation (net of
   deferred income tax expense of $11 million).................         20
                                                                   -------
Net unrealized investment losses...............................     (2,534)
Foreign currency translation adjustment........................        (23)
Change in the funded status of the pension plan (net of
   deferred income tax benefit of $359 million)................       (667)
Net gains on the effective portion of the change in fair value of cash flow hedges (net of deferred income tax expense of
   $586 million)...............................................      1,086
Reclassification of net cash flow hedge gains to net income
   (net of deferred income tax benefit of $17 million).........        (31)
                                                                   -------
Balance at December 31, 2008...................................    $(1,086)
                                                                   =======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Net unrealized investment (losses) gains included on the Company's Supplemental Consolidated Balance Sheets as a component of shareholder's equity are summarized below:

                                                                                                         December 31,
                                                                                                    ----------------------
                                                                                                      2008    2007    2006
                                                                                                    -------  ------  -----
                                                                                                         (in millions)
Balance, end of year comprises:
 Unrealized investment (losses) gains on:..........................................................
   Fixed maturities................................................................................ $(3,345) $  815  $ 456
   Equity securities...............................................................................    (115)    461    501
   Other investments...............................................................................     (55)      4     18
                                                                                                    -------  ------  -----
   Total (1).......................................................................................  (3,515)  1,280    975
Amounts of unrealized investment (losses) gains attributable to:
   Deferred policy acquisition costs, deferred sales inducements, value of business acquired, and
      unearned revenue liability...................................................................     458    (159)   (79)
   Policyholder liabilities........................................................................      49    (200)  (210)
   Policyholder dividend obligation................................................................       -     (31)    46
   Deferred income taxes...........................................................................   1,051    (313)  (255)
                                                                                                    -------  ------  -----
   Total...........................................................................................   1,558    (703)  (498)
                                                                                                    -------  ------  -----

Net unrealized investment (losses) gains........................................................... $(1,957) $  577  $ 477
                                                                                                    =======  ======  =====

(1) Includes unrealized investment (losses) gains on invested assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Supplemental Consolidated Balance Sheets. See Note 8 -- Related Party Transactions, for information on the associated MRBL reinsurance agreement.

Statutory Results

The Company and its wholly-owned subsidiaries, John Hancock Life Insurance Company of New York and John Hancock Life & Health Insurance Company, are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance departments of their states of domicile, which are Michigan, New York, and Delaware, respectively.

At December 31, 2008, JHUSA, with the explicit permission of the Commissioner, used the implied forward rates from the rolling average of the swap rates that have been observed over the past three years instead of the implied forward rates from the swap curve observed at December 31, 2008 for purposes of its C-3 Phase II calculation. The impact of using this approach was a $53 million decrease in JHUSA's authorized control level risk-based capital as of December 31, 2008. This permitted practice is effective for reporting periods beginning on or after December 31, 2008 and ended September 30, 2009.

At December 31, 2008, JHUSA, with the explicit permission of the Commissioner, recorded an increase in the net admitted deferred tax asset ("DTA") instead of the deferred tax calculation required by prescribed statutory accounting practices. If the net admitted DTA was reflected on the statutory balance sheet based on prescribed practices, the DTA and statutory surplus at December 31, 2008 would both be decreased by $84 million. The permitted practice had no effect on statutory net income. This permitted practice is effective for reporting periods beginning on or after December 31, 2008 and ended September 30, 2009.

The Company's statutory net (loss) income for the years ended December 31, 2008 and 2007 was $(2,407) million and $1,069 million (unaudited), respectively.

The Company's statutory capital and surplus as of December 31, 2008 and 2007 was $4,599 million and $5,875 million, respectively.

Under Michigan insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned surplus without the prior approval of the Commissioner. Michigan law also limits the dividends an insurer may pay, without the prior permission of the Commissioner, to the greater of (i) 10% of its statutory surplus earnings as of December 31 of the preceding year or (ii) the company's statutory net gain from operations for the 12 month period ending December 31 of the immediately preceding year, if such insurer is a life company.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Segment Information

The Company operates in the following three business segments: (1) Insurance and
(2) Wealth Management, which primarily serve retail customers and institutional customers and (3) Corporate and Other, which includes the institutional advisory business, the remaining international insurance operations, the reinsurance operations, and the corporate account.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

Insurance Segment. Offers a variety of individual life insurance products, including participating whole life, term life, universal life, and variable life insurance, and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management Segment. Offers individual and group annuities, group pension contracts, and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, institutional advisory accounts, and privately managed accounts. These products are distributed through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

This segment also offers a variety of retirement products to qualified defined benefit plans, defined contribution plans, and non-qualified buyers, including guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund-type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products.

These products are distributed through a combination of dedicated regional representatives, pension consultants, and investment professionals. The segment's consumer notes program is distributed primarily through brokers affiliated with the Company and securities brokerage firms.

Corporate and Other Segment. Primarily consists of the Company's remaining international insurance operations, certain corporate operations, the institutional advisory business, reinsurance operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments, and certain non-recurring expenses not allocated to the segments. Reinsurance refers to the transfer of all or part of certain risks related to policies issued by the Company to a reinsurer or to the assumption of risk from other insurers. The disposed business primarily consists of group health insurance and related group life insurance, property and casualty insurance, and selected broker-dealer operations.

The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following table summarizes selected financial information by segment for the periods indicated. Included in the Insurance Segment for all periods presented are the assets, liabilities, revenues, and expenses of the closed blocks. For additional information on the closed blocks, see Note 6 -- Closed Blocks.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 13 -- Segment Information - (continued)

                                                                                                    Wealth Corporate
                                                                                          Insurance Management and Other Total
                                                                                        ---------------------------------------
                                                                                                     (in millions)
                                                                                        ----------------------------------------
2008
   Revenues from external customers .................................................   $  3,407   $   (357)  $   520   $  3,570
   Net investment income ............................................................      2,300      1,578       563      4,441
   Net realized investment and other gains (losses) .................................        120        102      (453)      (231)
   Inter-segment revenues ...........................................................       --            1        (1)      --
                                                                                        --------   --------   -------   --------
   Revenues .........................................................................   $  5,827   $  1,324   $   629   $  7,780
                                                                                        ========   ========   =======   ========
 Net income (loss) ..................................................................   $    272   $   (360)  $  (239)  $   (327)
                                                                                        ========   ========   =======   ========
Supplemental Information:
   Equity in net income (loss) of investees accounted for under the equity method ...   $      8   $     26   $   (39)  $     (5)
   Carrying value of investments accounted for under the equity method ..............      1,418        991       365      2,774
   Amortization of deferred policy acquisition costs, deferred sales inducements, and
      value of business acquired ....................................................       (362)        21         5       (336)
   Interest expense .................................................................       --           23        45         68
   Income tax expense (benefit) .....................................................        137       (413)      (63)      (339)
   Segment assets ...................................................................   $ 67,127   $123,929   $25,099   $216,155

                                                                                                   Wealth Corporate
                                                                                         Insurance Management and Other Total
                                                                                        ----------------------------------------
                                                                                                  (in millions)
                                                                                        ----------------------------------------
2007
 Revenues from external customers ...................................................    $ 3,931   $  3,525   $   768   $  8,224
 Net investment income ..............................................................      2,246      1,888       705      4,839
 Net realized investment and other gains ............................................        146         11       133        290
 Inter-segment revenues .............................................................       --            1        (1)      --
                                                                                         -------   --------   -------   --------
 Revenues ...........................................................................    $ 6,323   $  5,425   $ 1,605   $ 13,353
                                                                                         =======   ========   =======   ========

 Net income .........................................................................    $   569   $    513   $   408   $  1,490
                                                                                         =======   ========   =======   ========
Supplemental Information:
   Equity in net income (loss) of investees accounted for under the equity method ...    $   139   $     (3)  $    79   $    215
   Carrying value of investments accounted for under the equity method ..............      1,155        369       883      2,407
   Amortization of deferred policy acquisition costs, deferred sales inducements, and
      value of business acquired ....................................................        368        377         6        751
   Interest expense .................................................................          1         27        79        107
   Income tax expense ...............................................................        281         96       275        652
   Segment assets ...................................................................    $68,221   $148,876   $23,194   $240,291

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                                      Wealth     Corporate
                                                                                        Insurance   Management   and Other   Total
                                                                                        ---------   ----------   ---------  --------
                                                                                                       (in millions)
2006
   Revenues from external customers .................................................     $3,433      $2,903       $  930   $  7,266
   Net investment income ............................................................      2,105       1,996          590      4,691
   Net realized investment and other (losses) gains .................................        (40)         69            9         38
                                                                                          ------      ------       ------   --------
   Revenues .........................................................................     $5,498      $4,968       $1,529   $ 11,995
                                                                                          ======      ======       ======   ========
   Net income .......................................................................     $  372      $  575       $  158   $  1,105
                                                                                          ======      ======       ======   ========
Supplemental Information:
   Equity in net income of investees accounted for under the equity method ..........     $  108      $   56       $   21   $    185
   Amortization of deferred policy acquisition costs, deferred sales inducements, and
      value of business acquired ....................................................        427         417           (9)       835
   Interest expense .................................................................          1          21           41         63
   Income tax expense ...............................................................        187         172          138        497

The Company operates primarily in the United States and has no reportable major customers. The following table summarizes selected financial information by geographic location for or at the end of periods presented:

                              (Loss)
                           Income Before Long-Lived
Location          Revenues Income Taxes    Assets    Assets
----------------- -------- ------------- ---------- --------
                                (in millions)
2008
United States.... $ 7,357     $ (694)       $234    $216,009
Foreign -- other.     423         28           -         146
                  -------     -------       -----   --------
Total............ $ 7,780     $ (666)       $234    $216,155
                  =======     ======        ====    ========
2007
United States.... $12,936     $2,114        $238    $239,903
Foreign -- other.     417         28           -         388
                  ------      ------        ----    --------
Total............ $13,353     $2,142        $238    $240,291
                  =======     ======        ====    ========
2006
United States.... $11,590     $1,574
Foreign -- other.     405         28
                  ------      ------
Total............ $11,995     $1,602
                  =======     ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 14 -- Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                                       December 31,
                                                            ----------------------------------
                                                                  2008             2007
                                                            ---------------- -----------------
                                                            Carrying  Fair   Carrying  Fair
                                                             Value    Value   Value    Value
                                                            -------- ------- -------- --------
                                                                   (in millions)
Assets:
   Fixed maturities (1):..................................
      Available-for-sale................................... $47,522  $47,522 $ 54,450 $ 54,450
      Held-for-trading.....................................   1,057    1,057       --       --
   Equity securities:.....................................
      Available-for-sale...................................     616      616    1,104    1,104
   Mortgage loans on real estate..........................   12,472   12,067   11,763   11,600
   Policy loans...........................................    4,918    4,918    4,618    4,618
   Short-term investments.................................    3,670    3,670    2,723    2,723
   Cash and cash equivalents..............................    4,849    4,849    4,763    4,763
   Derivatives:...........................................
      Interest rate swap agreements........................   5,183    5,183    1,007    1,007
      Cross currency rate swap agreements..................     731      731      835      835
      Foreign exchange forward agreements..................       3        3        9        9
      Credit default swaps.................................      12       12        1        1
      Total return swap agreements.........................      --       --        1        1
      Embedded derivatives.................................   4,582    4,582      586      586
   Assets held in trust...................................    2,190    2,190    2,493    2,493
   Separate account assets................................   93,326   93,326  124,329  124,329

Liabilities:
   Consumer notes.........................................    1,600    1,532    2,157    2,110
   Debt...................................................      487      474      494      529
   Guaranteed investment contracts and funding agreements.    4,701    4,603    7,057    6,977
   Fixed rate deferred and immediate annuities............    9,980    9,859   10,017   10,272
   Supplementary contracts without life contingencies.....       53       51       59       42
   Derivatives:...........................................
      Interest rate swap agreements........................   2,228    2,228      545      545
      Cross currency rate swap agreements..................     846      846    1,294    1,294
      Foreign exchange forward agreements..................       3        3       11       11
      Credit default swaps.................................       1        1        1        1
      Total return swap agreements.........................      12       12       --       --
      Equity swaps.........................................      15       15        1        1
      Embedded derivatives.................................   2,866    2,866      756      756

(1) Fixed maturities exclude leveraged leases of $2,025 million and $2,078 million at 2008 and 2007, respectively, which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with SFAS No. 13.

As discussed in Note 1, the Company adopted SFAS No. 157 and SFAS No. 159 effective January 1, 2008. In conjunction with the adoption of SFAS No. 159, the Company elected the fair value option for certain bonds that support certain actuarial liabilities to participating policyholders. These bonds were classified as held-for-trading on the Supplemental Consolidated Balance Sheet at December 31, 2008.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

SFAS No. 157 resulted in effectively creating the following two primary categories of financial instruments for the purpose of fair value disclosure:

- Financial Instruments Measured at Fair Value and Reported in the Supplemental Consolidated Balance Sheets - This category includes assets and liabilities measured at fair value on a recurring and nonrecurring basis. Financial instruments measured on a recurring basis include fixed maturities, equity securities, short-term investments, derivatives, and separate account assets. Assets and liabilities measured at fair value on a nonrecurring basis include mortgage loans, joint ventures, and limited partnership interests, which are reported at fair value only in the period in which an impairment is recognized.

- Other Financial Instruments Not Reported at Fair Value - This category includes assets and liabilities, which do not require the additional SFAS No. 157 disclosures, as follows:

Mortgage loans on real estate - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and takes into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

Policy loans - These loans are carried at unpaid principal balances, which approximate their fair values.

Cash and cash equivalents - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

Consumer notes, guaranteed investment contracts, and funding agreements - The fair values associated with these financial instruments are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Debt - The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar type of borrowing arrangements. The carrying values for commercial paper and short-term borrowings approximate fair value.

Fixed-rate deferred and immediate annuities - The fair value of these financial instruments is estimated by projecting multiple stochastically generated interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date.

Financial Instruments Measured at Fair Value on the Supplemental Consolidated Balance Sheets

Valuation Hierarchy

Following SFAS No. 157 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Level 1 securities primarily include exchange traded equity securities and certain separate account assets.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.), and inputs that are derived from or corroborated by observable market data.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Most debt securities are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, foreign currency forward contracts, and certain separate account assets.

- Level 3 - Fair value measurements using significant nonmarket observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Level 3 securities include less liquid securities, such as structured asset-backed securities, commercial mortgage-backed securities, and other securities that have little or no price transparency. Embedded and complex derivative financial instruments and certain investments in real estate are also included in Level 3.

Determination of Fair Value

The valuation methodologies used to determine the fair values of assets and liabilities under SFAS No. 157 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques, which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Fair Value Measurements on a Recurring Basis

Fixed Maturities

For fixed maturities, including corporate, U.S. Treasury, and municipal securities, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility, and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities with significant pricing inputs which are unobservable are classified within Level 3.

Equity Securities

Equity securities with active markets are classified within Level 1, as fair values are based on quoted market prices.

Short-term Investments

Short-term investments are comprised of securities due to mature within one year of the date of purchase that are traded in active markets and are classified within Level 1, as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their short maturities and, as such, their cost generally approximates fair value.

Derivatives

The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies, and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The Company's derivatives are generally classified within Level 2 given the significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include interest rates, foreign currency exchange rates, and interest rate curves; however, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data and would be classified within Level 3. Inputs that are unobservable generally include broker quotes, volatilities, and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

Embedded Derivatives

As defined in SFAS No. 133, the Company holds assets and liabilities classified as embedded derivatives on the Supplemental Consolidated Balance Sheets. These assets include guaranteed minimum income benefits that are ceded under modified coinsurance reinsurance arrangements ("Reinsurance GMIB Assets"). Liabilities include policyholder benefits offered under variable annuity contracts such as guaranteed minimum withdrawal benefits with a term certain ("GMWB") and embedded reinsurance derivatives.

Embedded derivatives are recorded on the Supplemental Consolidated Balance Sheets at fair value, separately from their host contract, and the change in their fair value is reflected in net income. Many factors including, but not limited to, market conditions, credit ratings, variations in actuarial assumptions regarding policyholder liabilities, and risk margins related to non-capital market inputs may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

The fair value of embedded derivatives is estimated as the present value of future benefits less the present value of future fees. The fair value calculation includes assumptions for risk margins including nonperformance risk.

Risk margins are established to capture the risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, persistency, partial withdrawal, and surrenders. The establishment of these actuarial assumptions, risk margins, nonperformance risk, and other inputs requires the use of significant judgment.

Nonperformance risk refers to the risk that the obligation will not be fulfilled and affects the value of the liability. The fair value measurement assumes that the nonperformance risk is the same before and after the transfer; therefore, fair value reflects the reporting entity's own credit risk.

Nonperformance risk for liabilities held by the Company is based on MFC's own credit risk, which is determined by taking into consideration publicly available information relating to MFC's debt, as well as its claims paying ability. Nonperformance risk is also reflected in the Reinsurance GMIB Assets held by the Company. The credit risk of the reinsurance companies is most representative of the nonperformance risk for the Reinsurance GMIB Assets and is derived from publicly available information relating to the reinsurance companies' publicly issued debt.

The fair value of embedded derivatives related to reinsurance agreements is determined based on a total return swap methodology. These total return swaps are reflected as assets or liabilities on the Supplemental Consolidated Balance Sheets representing the difference between the statutory book value and fair value of the related modified coinsurance assets with ongoing changes in fair value recorded in income. The fair value of the underlying assets is based on the valuation approach for similar assets described herein.

Separate Account Assets

Separate account assets are reported at fair value and reported as a summarized total on the Supplemental Consolidated Balance Sheets in accordance with Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). The fair value of separate account assets is based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts primarily include investments in mutual funds, fixed maturity securities, equity securities, real estate, short-term investments, and cash and cash equivalents.

The fair value of mutual fund investments is based upon quoted market prices or reported net asset values ("NAV"). Open-ended mutual fund investments are included in Level 1. The fair values of fixed maturity securities, equity securities, short-term investments, and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Separate account assets classified as Level 3 consist primarily of debt and equity investments in private companies, which own real estate and carry it at fair value. The values of the real estate investments are estimated using generally accepted valuation techniques. A comprehensive appraisal is performed shortly after initial purchase of properties and at two or three-year intervals thereafter, depending on the property. Appraisal updates are conducted according to client contracts, generally at one-year or six-month intervals. In the quarters in which an investment is not independently appraised or its valuation updated, the market value is reviewed by management. The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the independent appraiser's review and concurrence with management. Further, these valuations are prepared giving consideration to the income, cost, and sales comparison approaches of estimating property value. These investments are classified as Level 3 by the companies owning them, and the NAV of the companies are considered to be Level 3 by the Company.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by SFAS No. 157 fair value hierarchy levels, as of December 31, 2008:

                                                December 31, 2008
                                     -------------------------------------
                                       Total
                                       Fair
                                       Value    Level 1   Level 2   Level 3
                                     --------   -------   -------   -------
                                                 (in millions)
Assets:
   Fixed maturities (1):..........
      Available-for-sale .........   $ 47,522   $    --   $44,210   $ 3,312
      Held-for-trading ...........      1,057        --     1,016        41
   Equity securities:
      Available-for-sale .........        616       616        --        --
   Short-term investments ........      3,670        --     3,670        --
   Derivative assets (2) .........      5,929        --     5,718       211
   Embedded derivatives (3) ......      4,582        --       200     4,382
   Assets held in trust (4) ......      2,190       497     1,693        --
   Separate account assets (5) ...     93,326    89,109     1,245     2,972
                                     --------   -------   -------   -------
Total assets at fair value .......   $158,892   $90,222   $57,752   $10,918
                                     ========   =======   =======   =======

Liabilities:
   Derivative liabilities (2) ....   $  3,105   $    --   $ 3,089   $    16
   Embedded derivatives (3) ......      2,866        --        --     2,866
                                     --------   -------   -------   -------
Total liabilities at fair value...   $  5,971   $    --   $ 3,089   $ 2,882
                                     ========   =======   =======   =======

(1) Fixed maturities exclude leveraged leases of $2,025 million, which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with SFAS No. 13.

(2) Derivative assets and derivative liabilities are presented gross in the table above to reflect the presentation in the Supplemental Consolidated Balance Sheets, but are presented net for purposes of the Level 3 roll forward in the following table.

(3) Embedded derivatives related to fixed maturities, reinsurance contracts, and participating pension contracts are reported as part of the derivative asset or derivative liability on the Supplemental Consolidated Balance Sheets.

(4) Represents the fair value of assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Supplemental Consolidated Balance Sheets. See Note 8 -- Related Party Transactions for information on the associated MRBL reinsurance agreement. The fair value of the trust assets are determined on a basis consistent with the methodologies described herein for similar financial instruments.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(5) Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by SOP 03-1.

Level 3 Financial Instruments

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

                                                                     Fixed            Equity          Net
                                                                   Maturities        Securities   Derivatives
                                                                   ---------------------------------------
                                                                                 (in millions)
Balance at January 1, 2008......................................    $ 5,023             $ 4         $  (7)
   Net realized/unrealized gains (losses) included in:..........
      Net (loss) income.........................................       (454)/(2)/         4           187/(4)/
      Other comprehensive loss..................................       (899)/(3)/        --            --
   Purchases, issuances, (sales), and (settlements), net........       (290)             (8)            5
   Transfers in and/or (out) of Level 3, net (1)................        (27)             --            10
                                                                    -------             ---         -----
Balance at December 31, 2008....................................    $ 3,353             $--         $ 195
                                                                    -------             ---         -----

Gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets
   and liabilities still held at December 31, 2008..............    $    34             $ --        $ 187

                                                                                       Net          Separate
                                                                                    Embedded        Account
                                                                                   Derivatives     Assets (6)
                                                                                   --------------------------
Balance at January 1, 2008......................................................     $   14         $ 2,882
 Net realized/unrealized gains (losses) included in:............................
   Net (loss) income............................................................      1,502/(5)/        (15)
   Other comprehensive loss.....................................................         --              --
 Purchases, issuances, (sales), and (settlements), net..........................         --             105
 Transfers in and/or (out) of Level 3, net (1)..................................         --              --
                                                                                     ------         -------
Balance at December 31, 2008....................................................     $1,516         $ 2,972
                                                                                     ======         =======
Gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at
  December 31, 2008.............................................................     $1,502         $   (15)


(1) For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.

(2) This amount is included in net realized investment and other gains (losses) on the Supplemental Consolidated Statement of Operations.

(3) This amount is included in accumulated other comprehensive income (loss) on the Supplemental Consolidated Balance Sheet.

(4) This amount is included in net realized investment and other gains (losses) on the Supplemental Consolidated Statement of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2008. All gains and losses related to Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure, as it is not practicable to track realized and unrealized gains (losses) separately by security.

(5) This amount is included in benefits to policyholders on the Supplemental Consolidated Statement of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure, as it is not practicable to track realized and unrealized gains (losses) separately on a contract by contract basis.

(6) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose liability is reflected within separate account liabilities.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Financial Instruments Measured at Fair Value on a Nonrecurring Basis
Certain financial assets are reported at fair value on a nonrecurring basis, including investments such as mortgage loans, joint ventures, and limited partnership interests, which are reported at fair value only in the period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Note 15 -- Goodwill, Value of Business Acquired, and Other Intangible Assets

The changes in the carrying value of goodwill by segment were as follows:

                                                 Wealth     Corporate
                                   Insurance   Management    and Other    Total
                                   ---------   ----------   ----------   -------
                                                  (in millions)
Balance at January 1, 2008......     $1,600      $1,307        $156       $3,063
Dispositions and other, net (1).         --          --         (10)         (10)
                                     ------      ------        ----       ------
Balance at December 31, 2008....     $1,600      $1,307        $146       $3,053
                                     ======      ======        ====       ======



                                                 Wealth     Corporate
                                   Insurance   Management    and Other    Total
                                   ---------   ----------   ----------   -------
                                                  (in millions)

Balance at January 1, 2007......    $1,600       $1,307        $158       $3,065     `
Dispositions and other, net (2).        --           --          (2)          (2)
                                    ------       ------        ----       ------
Balance at December 31, 2007....    $1,600       $1,307        $156       $3,063
                                    ======       ======        ====       ======

(1)  The Company reduced goodwill by $10 million for excess severance accruals.

(2) The Company reduced goodwill by $2 million for excess tax benefits associated with stock options.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment, below its carrying amount. There were no impairments recorded in 2008 or 2007.

Value of Business Acquired

The balance of and changes in VOBA as of and for the years ended December 31, were as follows:

                                                     December 31,
                                                  -----------------
                                                    2008     2007
                                                  --------  -------
                                                    (in millions)
Balance, beginning of year.....................    $2,375   $2,502
Amortization...................................       (59)    (107)
Change in unrealized investment gains (losses).       248      (20)
                                                   ------   ------
Balance, end of year...........................    $2,564   $2,375
                                                   ======   ======

The following table provides estimated future amortization for the periods indicated:



            VOBA
        Amortization
        -------------
        (in millions)
2009..      $75
2010..       69
2011..       74
2012..       69
2013..       63

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 15 -- Goodwill, Value of Business Acquired, and Other Intangible Assets - (continued)

Other Intangible Assets

Other intangible asset balances were as follows:



                                                  Gross          Accumulated          Net
                                            Carrying Amount   Net Amortization   Carrying Amount
                                            ---------------   ----------------   ---------------
                                                                  (in millions)
December 31, 2008
Not subject to amortization:
   Brand name ...........................      $  600                $--             $  600
   Investment management contracts ......         295                 --                295
Subject to amortization:
   Distribution networks ................         397                 27                370
   Other investment management contracts           64                 21                 43
                                               ------                ---             ------
Total ...................................      $1,356                $48             $1,308
                                               ======                ===             ======

December 31, 2007
Not subject to amortization:
   Brand name ...........................      $  600                $--             $  600
   Investment management contracts ......         295                 --                295
Subject to amortization:
   Distribution networks ................         397                 19                378
   Other investment management contracts           64                 17                 47
                                               ------                ---             ------
Total ...................................      $1,356                $36             $1,320
                                               ======                ===             ======

Amortization expense (net of tax) for other intangible assets was $8 million, $8 million, and $7 million for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization expense for other intangible assets is expected to be approximately $9 million in 2009, $9 million in 2010, $10 million in 2011, $11 million in 2012, and $12 million in 2013.

Note 16 -- Certain Separate Accounts

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Supplemental Consolidated Balance Sheets as total separate account assets with an equivalent total reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Supplemental Consolidated Statements of Operations. For the years ended December 31, 2008 and 2007, there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

For guarantees of amounts in the event of death, the net amount at risk is defined as the excess of the initial sum insured over the current sum insured for fixed premium variable life insurance contracts, and, for other variable life insurance contracts, is equal to the sum insured when the account value is zero and the policy is still in force.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table reflects variable life insurance contracts with guarantees held by the Company:



                                                        December 31,
                                                      -----------------
                                                       2008      2007
                                                      -----------------
                                                       (in millions,
                                                       except for age)
Life insurance contracts with guaranteed benefits
   In the event of death............................
   Account value....................................  $ 5,739   $ 7,734
   Net amount at risk related to deposits...........      618       112
   Average attained age of contract holders.........       47        44

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death, income, and/or withdrawal benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary.

The Company sold contracts with GMIB riders from 1998 to 2004. The GMIB rider provides a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (7 to 15 years), and which may be larger than what the contract account balance would purchase at then-current annuity purchase rates.

In 2004, the Company introduced a GMWB rider and has since offered multiple variations of this optional benefit. The GMWB rider provides contract holders a guaranteed annual withdrawal amount over a specified time period or in some cases for as long as they live. In general, guaranteed annual withdrawal amounts are based on deposits and may be reduced if withdrawals exceed allowed amounts. Guaranteed amounts may also be increased as a result of "step-up" provisions which increase the benefit base to higher account values at specified intervals. Guaranteed amounts may also be increased if withdrawals are deferred over a specified period. In addition, certain versions of the GMWB rider extend lifetime guarantees to spouses.

Unaffiliated and affiliated reinsurance has been utilized to mitigate risk related to some of the guarantee benefit riders. Hedging has also been utilized to mitigate risk related to some of the GMWB riders.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For GMWB, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

The Company had the following variable annuity contracts with guarantees. Amounts at risk are shown net of reinsurance. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                     December 31,
                                                                                   -----------------
                                                                                    2008       2007
                                                                                   -------   -------
                                                                                      (in millions,
                                                                                    except for ages
                                                                                     and percents)
Guaranteed Minimum Death Benefit
 Return of net deposits
 In the event of death
   Account value ...............................................................   $16,564   $19,820
   Net amount at risk- net of reinsurance ......................................       886        77
   Average attained age of contract holders ....................................        63        63
 Return of net deposits plus a minimum return
 In the event of death
   Account value ...............................................................   $   775   $ 1,393
   Net amount at risk- net of reinsurance ......................................       314       157
   Average attained age of contract holders ....................................        69        68
   Guaranteed minimum return rate ..............................................         5%        5%
 Highest specified anniversary account value minus withdrawals post anniversary
 In the event of death
   Account value ...............................................................   $22,944   $33,530
   Net amount at risk- net of reinsurance ......................................     1,456       237
   Average attained age of contract holders ....................................        64        63
Guaranteed Minimum Income Benefit
   Account value ...............................................................   $ 5,488   $ 9,746
   Net amount at risk- net of reinsurance ......................................        96        46
   Average attained age of contract holders ....................................        63        62
Guaranteed Minimum Withdrawal Benefit
   Account value ...............................................................   $24,769   $28,582
   Net amount at risk ..........................................................     1,812       116
   Average attained age of contract holders ....................................        63        63

Account balances of variable contracts with guarantees invest in various separate accounts with the following characteristics:

                       December 31,
                       -----------
                       2008   2007
                       ----   ----
                          (in
                        billions)
Type of Fund
Domestic Equity......  $ 10   $ 18
International Equity.     3      4
Balanced.............    24     32
Bonds................     4      6
Money Market.........     3      1
                       ----   ----
   Total.............  $ 44   $ 61
                       ====   ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                       Guaranteed   Guaranteed   Guaranteed
                                        Minimum      Minimum      Minimum
                                         Death        Income     Withdrawal
                                        Benefit      Benefit      Benefit
                                         (GMDB)       (GMIB)       (GMWB)        Total
                                       ----------   ----------   ----------   ---------
                                                    (in millions)
Balance at January 1, 2008 .........      $ 140      $   160       $   568      $   868
Incurred guarantee benefits ........       (126)         (74)           --         (200)
Other reserve changes ..............        410          356         2,322        3,088
                                          -----      -------       -------      -------
Balance at December 31, 2008 .......        424          442         2,890        3,756
Reinsurance recoverable ............       (259)      (2,056)       (2,352)      (4,667)
                                          -----      -------       -------      -------
Net balance at December 31, 2008  ..      $ 165      $(1,614)      $   538      $  (911)
                                          =====      =======       =======      =======
Balance at January 1, 2007 .........      $ 127      $   211       $    95      $   433
Incurred guarantee benefits ........        (48)        (122)           --         (170)
Other reserve changes ..............         61           71           473          605
                                          -----      -------       -------      -------
Balance at December 31, 2007 .......        140          160           568          868
Reinsurance recoverable ............        (36)        (586)           --         (622)
                                          -----      -------       -------      -------
Net balance at December 31, 2007  ..      $ 104      $  (426)      $   568      $   246
                                          =====      =======       =======      =======

The GMDB gross and ceded reserves, the GMIB gross reserves, and the life portion of the GMWB reserves were determined in accordance with SOP 03-1, and the GMIB reinsurance recoverable and GMWB gross reserve were determined in accordance with SFAS No. 133.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2008 and 2007:

     - Data used included 1,000 stochastically generated investment performance scenarios. For SFAS No. 133 calculations, risk neutral scenarios were used.

     - For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

     - Mean return and volatility assumptions were determined by asset class. Market consistent observed volatilities were used where available for SFAS No. 133 calculations.

     - Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

     - Annuity base lapse rates vary by contract type and duration and ranged from 2% to 41.5%.

     - The discount rates used in the SOP 03-01 calculations range from 6.4% to 7%. The discount rates used in the SFAS No. 133 calculations were based on the term structure of swap curves with a credit spread based on the credit standing of MFC (for GMWB) and the reinsurers (for
          GMIB).

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 17 -- Deferred Policy Acquisition Costs and Deferred Sales Inducements

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                        December 31,
                                                      ---------------
                                                       2008     2007
                                                      ------   ------
                                                       (in millions)
Balance, beginning of year ........................   $6,718   $5,508
Capitalization ....................................    1,893    1,894
Amortization (1) ..................................      398     (605)
Change in unrealized investment gains and losses ..      410      (79)
                                                      ------   ------
Balance, end of year ..............................   $9,419   $6,718
                                                      ======   ======

(1) In 2008, DAC amortization includes significant unlocking due to the impact of lower estimated gross profits arising from higher benefits to policyholders related to certain separate account guarantees. This unlocking contributed to the overall negative amortization during the year.

The balance of and changes in deferred sales inducements as of and for the years ended December 31, were as follows:

                                                        December 31,
                                                      ---------------
                                                       2008     2007
                                                      ------   ------
                                                       (in millions)
Balance, beginning of year ........................   $  313   $  272
Capitalization ....................................      116       80
Amortization ......................................       (3)     (39)
Change in unrealized investment gains and losses ..        1       --
                                                      ------   ------
Balance, end of year ..............................   $  427   $  313
                                                      ======   ======

Note 18 -- Share-Based Payments

The Company participates in the stock compensation plans of MFC. The Company uses the Black-Scholes-Merton option pricing model to estimate the value of stock options granted to employees. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. GAAP, is recorded in the accounts of the Company in other operating costs and expenses.

Stock Options (ESOP)

Under MFC's Executive Stock Option Plan ("ESOP"), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73.6 million common shares have been reserved for issuance under the ESOP.

MFC grants Deferred Share Units ("DSUs") under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors. In 2008, 2007, and 2006, 217,000, 191,000, and 181,000
DSUs, respectively, were issued to certain employees who elected to defer receipt of all or part of their annual

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

bonus. Also, in 2008 and 2007, 270,000 and 260,000 DSUs were issued to certain employees who elected to defer payment of all or part of their restricted share units. Restricted share units are discussed below. The DSUs issued in 2008, 2007, and 2006 vested immediately upon grant. The Company recorded compensation expense for stock options granted of $9 million, $6 million, and $6 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Global Share Ownership Plan (GSOP)

Effective January 1, 2001, MFC established the Global Share Ownership Plan ("GSOP") for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee's eligible contributions to certain maximums. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market. The Company's compensation expense related to the GSOP was $1 million for each of the three years ended December 31, 2008, 2007, and 2006.

Restricted Share Unit Plan (RSU)

In 2003, MFC established the Restricted Share Unit ("RSU") Plan. For the years ended December 31, 2008, 2007, and 2006, 1.8 million, 1.5 million, and 1.6 million RSUs, respectively, were granted to certain eligible employees under this plan. For the years ended December 31, 2008, 2007, and 2006, the Company granted 0.7 million, 0.7 million, and 0.7 million RSUs, respectively, to certain eligible employees. RSUs entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest three years from the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $24 million, $28 million, and $22 million for the years ended December 31, 2008, 2007, and 2006, respectively.

AUDITED FINANCIAL STATEMENTS

John Hancock Variable Annuity Account JF of
John Hancock Variable Life Insurance Company
December 31, 2008

                   John Hancock Variable Annuity Account JF of
                  John Hancock Variable Life Insurance Company

                          Audited Financial Statements

                                December 31, 2008

                                    CONTENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm ...   1
Statement of Assets and Liabilities ..........................................   2
Statement of Operations and Changes in Contract Owners' Equity ...............   7
Notes to Financial Statements ................................................  17

(ERNST & YOUNG LOGO)                                        ERNST & YOUNG LLP
                                                            200 Clarendon Street
                                                            Boston, MA 02116

                                                            Tel: +1 617 266 2000
                                                            Fax: +1 617 266 5843
                                                            www.ey.com

           REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC
                                 ACCOUNTING FIRM

To the Contract Owners of
John Hancock Variable Annuity Account JF of John Hancock Variable Life Insurance Company

We have audited the accompanying statement of assets and liabilities of John Hancock Variable Annuity Account JF (the "Account") comprised of the following sub-accounts,

500 Index Fund B Series NAV
Active Bond Series NAV
Blue Chip Series NAV
Bond Index Series NAV
Brandes International
Capital Appreciation Series NAV
Equity Income Series NAV
Financial Services Series NAV
Frontier Capital Appreciation
Global Bond Series NAV
Health Series NAV
High Yield Series NAV
International Equity Index Series NAV
Lifestyle Balanced Series NAV
Mid Cap Index Series NAV
Mid Cap Stock Series NAV
Mid Cap Value B Series NAV
Money Market Series NAV
Optimized All Cap Series NAV
Overseas Equity B Series NAV
Real Estate Securities Series NAV
Short-Term Bond Series NAV
Small Cap Emerging Growth Series NAV
Small Cap Index Series NAV
Small Cap Value Series NAV
Total Return Series NAV
Total Stock Index Series NAV

as of December 31, 2008, and the related statement of operations and changes in contract owners' equity for the above mentioned sub-accounts and for the Growth & Income Series NAV and Managed Series NAV sub-accounts (the "closed sub-accounts") for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the underlying Portfolios. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the above mentioned sub-accounts constituting John Hancock Variable Annuity Account JF at December 31, 2008, and the results of their and the closed sub-accounts' operations and changes in contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


                                        (ERNST & YOUNG LLP)

March 31, 2009

                                   A member firm of Ernst & Young Global Limited

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                                                                                               Capital
                            500 Index   Active Bond   Blue Chip  Bond Index                 Appreciation
                              Fund B      Series        Series     Series       Brandes        Series
                            Series NAV      NAV          NAV         NAV     International       NAV
                           -----------  -----------  ----------  ----------  -------------  ------------
TOTAL ASSETS
Investments at fair value  $21,194,697  $13,502,428  $6,935,004  $6,663,874     $ 95,570     $2,418,482
                           ===========  ===========  ==========  ==========     ========     ==========
NET ASSETS
Contracts in accumulation  $21,170,325  $13,502,428  $6,935,004  $6,663,874     $ 95,570     $2,418,482
Contracts in payout
   (annuitization)              24,372           --          --          --           --             --
                           -----------  -----------  ----------  ----------     --------     ----------
Total net assets           $21,194,697  $13,502,428  $6,935,004  $6,663,874     $ 95,570     $2,418,482
                           ===========  ===========  ==========  ==========     ========     ==========
Units outstanding            1,496,471    1,185,317   1,273,304     449,106        7,754        918,374
Unit value                 $     14.16  $     11.39  $     5.45  $    14.84     $  12.33     $     2.63
Shares                       1,885,649    1,707,007     568,443     675,165       10,124        385,723
Cost                       $28,261,112  $16,362,018  $9,599,211  $6,754,242     $197,549     $3,491,370

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                              Equity     Financial     Frontier
                              Income      Services      Capital    Global Bond    Health    High Yield
                            Series NAV   Series NAV  Appreciation   Series NAV  Series NAV  Series NAV
                           -----------  -----------  ------------  -----------  ----------  ----------
TOTAL ASSETS
Investments at fair value  $14,663,311   $4,702,510     $26,219     $2,781,448  $1,390,806  $2,884,713
                           ===========   ==========     =======     ==========  ==========  ==========
NET ASSETS
Contracts in accumulation  $14,649,215   $4,700,502     $26,219     $2,781,448  $1,390,806  $2,884,713
Contracts in payout
   (annuitization)              14,096        2,008          --             --          --          --
                           -----------   ----------     -------     ----------  ----------  ----------
Total net assets           $14,663,311   $4,702,510     $26,219     $2,781,448  $1,390,806  $2,884,713
                           ===========   ==========     =======     ==========  ==========  ==========
Units outstanding            1,369,339      466,904       2,825        188,872     126,490     349,010
Unit value                 $     10.71   $    10.07     $  9.28     $    14.73  $    11.00  $     8.27
Shares                       1,476,668      625,334       1,903        193,022     134,118     492,271
Cost                       $23,489,891   $8,467,248     $25,346     $2,964,275  $1,922,669  $4,515,712

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                           International   Lifestyle    Mid Cap     Mid Cap    Mid Cap
                            Equity Index   Balanced      Index       Stock      Value B   Money Market
                             Series NAV   Series NAV  Series NAV  Series NAV  Series NAV   Series NAV
                           -------------  ----------  ----------  ----------  ----------  ------------
TOTAL ASSETS
Investments at fair value   $ 6,853,117   $6,191,823   $433,386   $4,037,760  $3,425,404   $26,575,841
                            ===========   ==========   ========   ==========  ==========   ===========
NET ASSETS
Contracts in accumulation   $ 6,853,117   $6,191,823   $433,386   $4,037,760  $3,425,404   $26,497,982
Contracts in payout
   (annuitization)                   --           --         --           --          --        77,859
                            -----------   ----------   --------   ----------  ----------   -----------
Total net assets            $ 6,853,117   $6,191,823   $433,386   $4,037,760  $3,425,404   $26,575,841
                            ===========   ==========   ========   ==========  ==========   ===========
Units outstanding               668,199      736,429     49,286      176,007     230,916     2,388,941
Unit value                  $     10.26   $     8.41   $   8.79   $    22.94  $    14.83   $     11.12
Shares                          614,078      719,980     40,617      460,406     509,733    26,575,848
Cost                        $10,403,390   $6,511,359   $721,122   $6,827,750  $5,893,199   $26,575,848

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                                                       Real
                            Optimized    Overseas     Estate    Short-Term     Small Cap      Small Cap
                             All Cap     Equity B   Securities     Bond     Emerging Growth     Index
                           Series NAV   Series NAV  Series NAV  Series NAV     Series NAV    Series NAV
                           -----------  ----------  ----------  ----------  ---------------  ----------
TOTAL ASSETS
Investments at fair value  $10,454,546  $5,218,753  $2,763,191  $5,534,241     $4,717,324    $1,966,661
                           ===========  ==========  ==========  ==========     ==========    ==========
NET ASSETS
Contracts in accumulation  $10,444,330  $5,218,753  $2,763,191  $5,534,241     $4,717,324    $1,966,661
Contracts in payout
   (annuitization)              10,216          --          --          --             --            --
                           -----------  ----------  ----------  ----------     ----------    ----------
Total net assets           $10,454,546  $5,218,753  $2,763,191  $5,534,241     $4,717,324    $1,966,661
                           ===========  ==========  ==========  ==========     ==========    ==========
Units outstanding            2,044,286     615,629     175,381     432,097        602,930       214,081
Unit value                 $      5.11  $     8.48  $    15.76  $    12.81     $     7.82    $     9.19
Shares                       1,210,017     704,285     391,387     794,009        763,321       214,701
Cost                       $17,333,296  $8,436,255  $6,678,399  $7,606,750     $7,061,665    $2,959,194

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2008

                           Small Cap                    Total
                              Value    Total Return  Stock Index
                           Series NAV   Series NAV    Series NAV
                           ----------  ------------  -----------
TOTAL ASSETS
Investments at fair value  $6,159,696   $3,885,473   $ 9,091,253
                           ==========   ==========   ===========
NET ASSETS
Contracts in accumulation  $6,159,696   $3,885,473   $ 9,091,253
Contracts in payout
   (annuitization)                 --           --            --
                           ----------   ----------   -----------
Total net assets           $6,159,696   $3,885,473   $ 9,091,253
                           ==========   ==========   ===========
Units outstanding             272,103      328,043       971,999
Unit value                 $    22.64   $    11.84   $      9.35
Shares                        525,123      289,313     1,140,684
Cost                       $9,663,613   $3,964,787   $12,275,537

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                           500 Index Fund B
                                              Series NAV           Active Bond Series NAV     Blue Chip Series NAV
                                      --------------------------  ------------------------  ------------------------
                                          2008          2007          2008         2007         2008         2007
                                      ------------  ------------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions received    $    646,282  $  1,471,316  $   873,365  $ 1,934,473  $    42,690  $   131,379
Expenses:
   Mortality and expense risk and
      administrative charges              (408,304)     (627,947)    (214,478)    (277,053)    (147,191)    (199,017)
                                      ------------  ------------  -----------  -----------  -----------  -----------
Net investment income (loss)               237,978       843,369      658,887    1,657,420     (104,501)     (67,638)
                                      ------------  ------------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                             216,066            --           --           --      214,004           --
   Net realized gain (loss)                490,305     3,559,925     (563,390)     (89,777)     282,732      846,480
                                      ------------  ------------  -----------  -----------  -----------  -----------
Realized gains (losses)                    706,371     3,559,925     (563,390)     (89,777)     496,736      846,480
                                      ------------  ------------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period    (15,490,140)   (2,154,823)  (2,061,629)    (974,960)  (6,587,180)     960,049
                                      ------------  ------------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations      (14,545,791)    2,248,471   (1,966,132)     592,683   (6,194,945)   1,738,891
                                      ------------  ------------  -----------  -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                        90,991        93,651       16,132       39,090       36,372       43,191
   Transfers between sub-accounts
      and the company                   (1,767,456)   (1,074,859)    (453,124)    (417,799)    (621,428)     870,576
   Withdrawals                          (6,314,392)  (12,933,383)  (4,230,737)  (4,243,858)  (2,281,947)  (2,761,438)
   Annual contract fee                    (100,680)     (140,807)     (42,219)     (52,263)     (37,952)     (47,214)
                                      ------------  ------------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (8,091,537)  (14,055,398)  (4,709,948)  (4,674,830)  (2,904,955)  (1,894,885)
                                      ------------  ------------  -----------  -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             (22,637,328)  (11,806,927)  (6,676,080)  (4,082,147)  (9,099,900)    (155,994)
Contract owners' equity at beginning
   of period                            43,832,025    55,638,952   20,178,508   24,260,655   16,034,904   16,190,898
                                      ------------  ------------  -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                             $ 21,194,697  $ 43,832,025  $13,502,428  $20,178,508  $ 6,935,004  $16,034,904
                                      ============  ============  ===========  ===========  ===========  ===========

                                          2008          2007          2008         2007         2008         2007
                                      ------------  ------------  -----------  -----------  -----------  -----------
Units, beginning of period               1,921,824     2,543,078    1,562,887    1,930,780    1,677,994    1,879,113
Units issued                                44,131        54,052       74,280       54,826      102,058      137,928
Units redeemed                             469,484       675,306      451,850      422,719      506,748      339,047
                                      ------------  ------------  -----------  -----------  -----------  -----------
Units, end of period                     1,496,471     1,921,824    1,185,317    1,562,887    1,273,304    1,677,994
                                      ============  ============  ===========  ===========  ===========  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Brandes         Capital Appreciation
                                        Bond Index Series NAV      International           Series NAV
                                      ------------------------  ------------------  -----------------------
                                          2008         2007       2008      2007        2008        2007
                                      -----------  -----------  --------  --------  -----------  ----------
Income:
   Dividend distributions received    $   355,536  $   868,161  $  4,507  $  3,344  $    18,078  $   18,526
Expenses:
   Mortality and expense risk and
      administrative charges              (91,794)    (110,224)   (1,649)     (886)     (48,037)    (59,019)
                                      -----------  -----------  --------  --------  -----------  ----------
Net investment income (loss)              263,742      757,937     2,858     2,458      (29,959)    (40,493)
                                      -----------  -----------  --------  --------  -----------  ----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --           --    11,189    20,662           --      20,332
   Net realized gain (loss)              (124,755)     (55,636)   (2,365)       (2)     (68,154)     58,909
                                      -----------  -----------  --------  --------  -----------  ----------
Realized gains (losses)                  (124,755)     (55,636)    8,824    20,660      (68,154)     79,241
                                      -----------  -----------  --------  --------  -----------  ----------
Unrealized appreciation
   (depreciation) during the period       161,389     (216,829)  (77,868)  (24,111)  (1,580,613)    410,477
                                      -----------  -----------  --------  --------  -----------  ----------
Net increase (decrease) in contract
   owners' equity from operations         300,376      485,472   (66,186)     (993)  (1,678,726)    449,225
                                      -----------  -----------  --------  --------  -----------  ----------
Changes from principal transactions:
   Purchase payments                        5,874       10,788     1,036        --        5,526      14,420
   Transfers between sub-accounts
      and the company                     189,046     (366,459)   (2,547)  167,359      (22,314)    395,486
   Withdrawals                         (1,874,426)  (1,691,576)     (977)   (1,240)    (833,120)   (751,285)
   Annual contract fee                    (23,466)     (26,307)     (615)     (267)     (10,562)    (11,456)
                                      -----------  -----------  --------  --------  -----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,702,972)  (2,073,554)   (3,103)  165,852     (860,470)   (352,835)
                                      -----------  -----------  --------  --------  -----------  ----------
Total increase (decrease) in
   contract owners' equity             (1,402,596)  (1,588,082)  (69,289)  164,859   (2,539,196)     96,390
Contract owners' equity at beginning
   of period                            8,066,470    9,654,552   164,859        --    4,957,678   4,861,288
                                      -----------  -----------  --------  --------  -----------  ----------
Contract owners' equity at end of
   period                             $ 6,663,874  $ 8,066,470  $ 95,570  $164,859  $ 2,418,482  $4,957,678
                                      ===========  ===========  ========  ========  ===========  ==========

                                          2008         2007       2008      2007        2008        2007
                                      -----------  -----------  --------  --------  -----------  ----------
Units, beginning of period                567,983      719,263     7,946        --    1,168,119   1,264,416
Units issued                               71,113       25,591        51     8,018       88,029     126,242
Units redeemed                            189,990      176,871       243        72      337,774     222,539
                                      -----------  -----------  --------  --------  -----------  ----------
Units, end of period                      449,106      567,983     7,754     7,946      918,374   1,168,119
                                      ===========  ===========  ========  ========  ===========  ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                    Financial Services     Frontier Capital
                                       Equity Income Series NAV         Series NAV           Appreciation
                                      -------------------------  ------------------------  ----------------
                                          2008          2007         2008         2007           2008
                                      ------------  -----------  -----------  -----------  ----------------
Income:
   Dividend distributions received    $    516,401  $   970,795  $    66,373  $   180,348      $    --
Expenses:
   Mortality and expense risk and
      administrative charges              (279,599)    (417,834)     (99,319)    (173,303)         (57)
                                      ------------  -----------  -----------  -----------      -------
Net investment income (loss)               236,802      552,961      (32,946)       7,045          (57)
                                      ------------  -----------  -----------  -----------      -------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                             614,032    3,659,715      485,863    1,783,753          700
   Net realized gain (loss)             (1,027,901)   1,104,815     (552,734)   1,232,669            1
                                      ------------  -----------  -----------  -----------      -------
Realized gains (losses)                   (413,869)   4,764,530      (66,871)   3,016,422          701
                                      ------------  -----------  -----------  -----------      -------
Unrealized appreciation
   (depreciation) during the period     (9,359,564)  (4,475,699)  (4,377,963)  (4,020,671)         874
                                      ------------  -----------  -----------  -----------      -------
Net increase (decrease) in contract
   owners' equity from operations       (9,536,631)     841,792   (4,477,780)    (997,204)       1,518
                                      ------------  -----------  -----------  -----------      -------
Changes from principal transactions:
   Purchase payments                        86,744       75,929        6,736       19,145           --
   Transfers between sub-accounts
      and the company                   (1,340,342)    (587,491)    (413,815)    (624,490)      24,730
   Withdrawals                          (4,053,150)  (5,781,740)  (1,727,461)  (3,313,353)          --
   Annual contract fee                     (76,548)    (104,012)     (15,501)     (25,047)         (29)
                                      ------------  -----------  -----------  -----------      -------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (5,383,296)  (6,397,314)  (2,150,041)  (3,943,745)      24,701
                                      ------------  -----------  -----------  -----------      -------
Total increase (decrease) in
   contract owners' equity             (14,919,927)  (5,555,522)  (6,627,821)  (4,940,949)      26,219
Contract owners' equity at beginning
   of period                            29,583,238   35,138,760   11,330,331   16,271,280           --
                                      ------------  -----------  -----------  -----------      -------
Contract owners' equity at end of
   period                             $ 14,663,311  $29,583,238  $ 4,702,510  $11,330,331      $26,219
                                      ============  ===========  ===========  ===========      =======

                                          2008          2007         2008         2007         2008
                                      ------------  -----------  -----------  -----------  -----------
Units, beginning of period               1,747,916    2,120,699      615,087      813,072           --
Units issued                                50,203       70,542       26,346       14,157        2,828
Units redeemed                             428,780      443,325      174,529      212,142            3
                                      ------------  -----------  -----------  -----------      -------
Units, end of period                     1,369,339    1,747,916      466,904      615,087        2,825
                                      ============  ===========  ===========  ===========      =======

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Global Bond Series NAV  Growth & Income Series NAV     Health Series NAV
                                      -----------------------  --------------------------  -----------------------
                                          2008        2007         2008          2007          2008        2007
                                      -----------  ----------  ------------  -----------   -----------  ----------
Income:
   Dividend distributions received    $    20,103  $  239,891  $    108,869  $   511,185   $        --  $       --
Expenses:
   Mortality and expense risk and
      administrative charges              (40,762)    (36,626)      (88,418)    (363,102)      (25,049)    (32,501)
                                      -----------  ----------  ------------  -----------   -----------  ----------
Net investment income (loss)              (20,659)    203,265        20,451      148,083       (25,049)    (32,501)
                                      -----------  ----------  ------------  -----------   -----------  ----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --          --            --    2,633,324        49,552     494,513
   Net realized gain (loss)                 3,741     (17,190)    1,464,320    2,292,177       (11,270)    116,382
                                      -----------  ----------  ------------  -----------   -----------  ----------
Realized gains (losses)                     3,741     (17,190)    1,464,320    4,925,501        38,282     610,895
                                      -----------  ----------  ------------  -----------   -----------  ----------
Unrealized appreciation
   (depreciation) during the period      (175,874)     36,728    (3,754,087)  (4,089,867)     (714,566)   (188,129)
                                      -----------  ----------  ------------  -----------   -----------  ----------
Net increase (decrease) in contract
   owners' equity from operations        (192,792)    222,803    (2,269,316)     983,717      (701,333)    390,265
                                      -----------  ----------  ------------  -----------   -----------  ----------
Changes from principal transactions:
   Purchase payments                        4,423       6,650         7,374       67,178         1,300       2,015
   Transfers between sub-accounts
      and the company                     578,028     774,691   (22,019,953)  (1,035,799)      (24,533)   (111,369)
   Withdrawals                         (1,193,054)   (342,994)   (1,709,013)  (5,965,188)     (418,920)   (313,243)
   Annual contract fee                    (10,322)     (8,796)      (16,418)     (58,462)       (6,787)     (7,532)
                                      -----------  ----------  ------------  -----------   -----------  ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (620,925)    429,551   (23,738,010)  (6,992,271)     (448,940)   (430,129)
                                      -----------  ----------  ------------  -----------   -----------  ----------
Total increase (decrease) in
   contract owners' equity               (813,717)    652,354   (26,007,326)  (6,008,554)   (1,150,273)    (39,864)
Contract owners' equity at beginning
   of period                            3,595,165   2,942,811    26,007,326   32,015,880     2,541,079   2,580,943
                                      -----------  ----------  ------------  -----------   -----------  ----------
Contract owners' equity at end of
   period                             $ 2,781,448  $3,595,165  $         --  $26,007,326   $ 1,390,806  $2,541,079
                                      ===========  ==========  ============  ===========   ===========  ==========

                                          2008        2007         2008          2007          2008        2007
                                      -----------  ----------  ------------  -----------   -----------  ----------
Units, beginning of period                230,442     204,191     2,769,167    3,481,936       160,072     189,039
Units issued                               65,306      65,884        25,792       19,170        13,056      10,986
Units redeemed                            106,876      39,633     2,794,959      731,939        46,638      39,953
                                      -----------  ----------  ------------  -----------   -----------  ----------
Units, end of period                      188,872     230,442            --    2,769,167       126,490     160,072
                                      ===========  ==========  ============  ===========   ===========  ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                            Lifestyle
                                                                  International Equity      Balanced
                                        High Yield Series NAV       Index Series NAV       Series NAV
                                      ------------------------  ------------------------   ----------
                                          2008         2007         2008         2007         2008
                                      -----------  -----------  -----------  -----------   ----------
Income:
   Dividend distributions received    $   373,898  $   839,731  $   289,898  $   870,403   $  269,006
Expenses:
   Mortality and expense risk and
      administrative charges              (58,065)     (84,497)    (149,660)    (216,413)     (11,272)
                                      -----------  -----------  -----------  -----------   ----------
Net investment income (loss)              315,833      755,234      140,238      653,990      257,734
                                      -----------  -----------  -----------  -----------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --           --      121,990    1,715,937           --
   Net realized gain (loss)              (349,206)     136,048      706,893    1,276,334      (22,989)
                                      -----------  -----------  -----------  -----------   ----------
Realized gains (losses)                  (349,206)     136,048      828,883    2,992,271      (22,989)
                                      -----------  -----------  -----------  -----------   ----------
Unrealized appreciation
   (depreciation) during the period    (1,428,638)    (844,573)  (7,389,900)  (1,318,960)    (319,535)
                                      -----------  -----------  -----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from operations      (1,462,011)      46,709   (6,420,779)   2,327,301      (84,790)
                                      -----------  -----------  -----------  -----------   ----------
Changes from principal transactions:
   Purchase payments                       21,622       23,400       14,578       23,886          560
   Transfers between sub-accounts
      and the company                    (670,685)    (562,703)  (1,138,698)     138,760    6,397,698
   Withdrawals                           (901,897)  (1,101,755)  (2,348,192)  (2,699,787)    (118,488)
   Annual contract fee                    (15,572)     (20,684)     (38,422)     (50,450)      (3,157)
                                      -----------  -----------  -----------  -----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,566,532)  (1,661,742)  (3,510,734)  (2,587,591)   6,276,613
                                      -----------  -----------  -----------  -----------   ----------
Total increase (decrease) in
   contract owners' equity             (3,028,543)  (1,615,033)  (9,931,513)    (260,290)   6,191,823
Contract owners' equity at beginning
   of period                            5,913,256    7,528,289   16,784,630   17,044,920           --
                                      -----------  -----------  -----------  -----------   ----------
Contract owners' equity at end of
   period                             $ 2,884,713  $ 5,913,256  $ 6,853,117  $16,784,630   $6,191,823
                                      ===========  ===========  ===========  ===========   ==========

                                          2008         2007         2008         2007         2008
                                      -----------  -----------  -----------  -----------   ----------
Units, beginning of period                498,257      636,777      898,843    1,044,091           --
Units issued                               43,062       19,250       43,417       71,750      775,273
Units redeemed                            192,309      157,770      274,061      216,998       38,844
                                      -----------  -----------  -----------  -----------   ----------
Units, end of period                      349,010      498,257      668,199      898,843      736,429
                                      ===========  ===========  ===========  ===========   ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Mid Cap
                                         Managed Series NAV       Index Series NAV    Mid Cap Stock Series NAV
                                      ------------------------  --------------------  ------------------------
                                          2008         2007        2008       2007        2008        2007
                                      -----------  -----------  ---------  ---------  -----------  -----------
Income:
   Dividend distributions received    $    50,646  $   562,394  $   6,804  $  13,120  $        --  $       802
Expenses:
   Mortality and expense risk and
      administrative charges              (90,280)    (132,094)    (8,556)   (12,210)     (84,166)    (114,421)
                                      -----------  -----------  ---------  ---------  -----------  -----------
Net investment income (loss)              (39,634)     430,300     (1,752)       910      (84,166)    (113,619)
                                      -----------  -----------  ---------  ---------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                             52,959      203,920     18,624    115,401      207,684    2,340,521
   Net realized gain (loss)            (1,584,364)     119,835    (43,670)    75,478       52,888      669,578
                                      -----------  -----------  ---------  ---------  -----------  -----------
Realized gains (losses)                (1,531,405)     323,755    (25,046)   190,879      260,572    3,010,099
                                      -----------  -----------  ---------  ---------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period      (423,304)    (664,177)  (256,769)  (138,667)  (3,913,920)  (1,079,194)
                                      -----------  -----------  ---------  ---------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations      (1,994,343)      89,878   (283,567)    53,122   (3,737,514)   1,817,286
                                      -----------  -----------  ---------  ---------  -----------  -----------
Changes from principal transactions:
   Purchase payments                       20,045       20,614        931        558        5,705       29,820
Transfers between sub-accounts and
   the company                         (6,998,741)    (287,489)    15,588     61,113     (525,377)     234,861
   Withdrawals                           (921,755)  (1,061,566)  (158,925)  (214,405)  (1,160,482)  (1,586,394)
   Annual contract fee                    (18,613)     (26,615)    (2,339)    (3,078)     (24,555)     (30,607)
                                      -----------  -----------  ---------  ---------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (7,919,064)  (1,355,056)  (144,745)  (155,812)  (1,704,709)  (1,352,320)
                                      -----------  -----------  ---------  ---------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             (9,913,407)  (1,265,178)  (428,312)  (102,690)  (5,442,223)     464,966
Contract owners' equity at beginning
   of period                            9,913,407   11,178,585    861,698    964,388    9,479,983    9,015,017
                                      -----------  -----------  ---------  ---------  -----------  -----------
Contract owners' equity at end of
   period                             $        --  $ 9,913,407  $ 433,386  $ 861,698  $ 4,037,760  $ 9,479,983
                                      ===========  ===========  =========  =========  ===========  ===========

                                          2008         2007        2008       2007        2008         2007
                                      -----------  -----------  ---------  ---------  -----------  -----------
Units, beginning of period                909,223    1,032,083     61,589     73,216      229,539      266,438
Units issued                               24,732       10,320      9,024     13,352       19,598       21,189
Units redeemed                            933,955      133,180     21,327     24,979       73,130       58,088
                                      -----------  -----------  ---------  ---------  -----------  -----------
Units, end of period                           --      909,223     49,286     61,589      176,007      229,539
                                      ===========  ===========  =========  =========  ===========  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                             Optimized
                                           Mid Cap Value B                                    All Cap
                                             Series NAV           Money Market Series NAV    Series NAV
                                      ------------------------  --------------------------  -----------
                                          2008         2007         2008          2007          2008
                                      -----------  -----------  ------------  ------------  -----------
Income:
   Dividend distributions received    $    62,426  $   179,453  $    549,221  $  1,181,527  $   133,500
Expenses:
   Mortality and expense risk and
      administrative charges              (67,311)    (107,600)     (327,697)     (311,991)    (135,708)
                                      -----------  -----------  ------------  ------------  -----------
Net investment income (loss)               (4,885)      71,853       221,524       869,536       (2,208)
                                      -----------  -----------  ------------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                            123,441    1,738,412            --            --           --
   Net realized gain (loss)              (499,552)     525,077         1,322         1,332     (971,691)
                                      -----------  -----------  ------------  ------------  -----------
Realized gains (losses)                  (376,111)   2,263,489         1,322         1,332     (971,691)
                                      -----------  -----------  ------------  ------------  -----------
Unrealized appreciation
   (depreciation) during the period    (1,705,601)  (2,314,859)           --            --   (6,878,753)
                                      -----------  -----------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations      (2,086,597)      20,483       222,846       870,868   (7,852,652)
                                      -----------  -----------  ------------  ------------  -----------
Changes from principal transactions:
   Purchase payments                       18,854       15,222        34,790       115,038       25,599
   Transfers between sub-accounts
      and the company                    (454,266)    (454,645)   19,361,827    21,977,329   20,440,343
   Withdrawals                         (1,167,301)  (1,685,649)  (17,894,617)  (22,041,371)  (2,134,402)
   Annual contract fee                    (18,182)     (26,186)      (73,497)      (66,361)     (24,342)
                                      -----------  -----------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,620,895)  (2,151,258)    1,428,503       (15,365)  18,307,198
                                      -----------  -----------  ------------  ------------  -----------
Total increase (decrease) in
   contract owners' equity             (3,707,492)  (2,130,775)    1,651,349       855,503   10,454,546
Contract owners' equity at beginning
   of period                            7,132,896    9,263,671    24,924,492    24,068,989           --
                                      -----------  -----------  ------------  ------------  -----------
Contract owners' equity at end of
   period                             $ 3,425,404  $ 7,132,896  $ 26,575,841  $ 24,924,492  $10,454,546
                                      ===========  ===========  ============  ============  ===========

                                          2008         2007         2008          2007          2008
                                      -----------  -----------  ------------  ------------  -----------
Units, beginning of period                310,282      400,087     2,258,258     2,262,046           --
Units issued                               10,400       12,487     1,511,230     1,672,014    2,550,927
Units redeemed                             89,766      102,292     1,380,547     1,675,802      506,641
                                      -----------  -----------  ------------  ------------  -----------
Units, end of period                      230,916      310,282     2,388,941     2,258,258    2,044,286
                                      ===========  ===========  ============  ============  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          Overseas Equity B      Real Estate Securities        Short-Term Bond
                                             Series NAV                Series NAV                Series NAV
                                      ------------------------  ------------------------  ------------------------
                                          2008         2007         2008         2007         2008         2007
                                      -----------  -----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions received    $   152,007  $   301,767  $   152,821  $   221,060  $   496,739  $   951,506
Expenses:
   Mortality and expense risk and
      administrative charges             (111,327)    (157,970)     (59,495)    (102,929)     (98,265)    (129,675)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net investment income (loss)               40,680      143,797       93,326      118,131      398,474      821,831
                                      -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                            562,511    1,485,453       71,919    4,027,652           --           --
   Net realized gain (loss)               226,052    1,208,569   (1,472,535)    (291,354)    (425,201)    (114,963)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses)                   788,563    2,694,022   (1,400,616)   3,736,298     (425,201)    (114,963)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period    (5,401,151)  (1,487,302)    (717,496)  (5,165,031)  (1,520,253)    (496,031)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations      (4,571,908)   1,350,517   (2,024,786)  (1,310,602)  (1,546,980)     210,837
                                      -----------  -----------  -----------  -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                       26,542       39,040       27,374       20,306        4,702       16,666
   Transfers between sub-accounts
      and the company                    (840,285)     479,800     (434,633)    (994,897)    (462,060)    (710,990)
   Withdrawals                         (1,875,776)  (2,146,551)    (751,712)  (1,317,431)  (1,445,516)  (1,854,088)
   Annual contract fee                    (28,625)     (36,332)     (15,570)     (22,768)     (27,871)     (33,173)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (2,718,144)  (1,664,043)  (1,174,541)  (2,314,790)  (1,930,745)  (2,581,585)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             (7,290,052)    (313,526)  (3,199,327)  (3,625,392)  (3,477,725)  (2,370,748)
Contract owners' equity at beginning
   of period                           12,508,805   12,822,331    5,962,518    9,587,910    9,011,966   11,382,714
                                      -----------  -----------  -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                             $ 5,218,753  $12,508,805  $ 2,763,191  $ 5,962,518  $ 5,534,241  $ 9,011,966
                                      ===========  ===========  ===========  ===========  ===========  ===========

                                          2008         2007         2008         2007         2008         2007
                                      -----------  -----------  -----------  -----------  -----------  -----------
Units, beginning of period                844,477      962,000      226,517      303,871      565,108      726,049
Units issued                               56,737       90,462        6,393       15,771       44,890       57,661
Units redeemed                            285,585      207,985       57,529       93,125      177,901      218,602
                                      -----------  -----------  -----------  -----------  -----------  -----------
Units, end of period                      615,629      844,477      175,381      226,517      432,097      565,108
                                      ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         Small Cap Emerging          Small Cap Index           Small Cap Value
                                         Growth Series NAV             Series NAV                Series NAV
                                      ------------------------  ------------------------  ------------------------
                                          2008         2007         2008         2007         2008         2007
                                      -----------  -----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions received    $        --  $        --  $    37,560  $    77,482  $   106,490  $   137,649
Expenses:
   Mortality and expense risk and
      administrative charges              (93,340)    (138,385)     (36,758)     (56,148)    (108,555)    (178,526)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net investment income (loss)              (93,340)    (138,385)         802       21,334       (2,065)     (40,877)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                             96,778    2,476,786       31,085      568,908       30,020    2,569,417
   Net realized gain (loss)                69,529      856,684      (65,503)     275,997     (308,512)   1,419,845
                                      -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses)                   166,307    3,333,470      (34,418)     844,905     (278,492)   3,989,262
                                      -----------  -----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period    (3,747,018)  (1,841,453)  (1,127,553)    (974,136)  (2,239,693)  (4,314,202)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations      (3,674,051)   1,353,632   (1,161,169)    (107,897)  (2,520,250)    (365,817)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Changes from principal transactions:
   Purchase payments                       19,489       27,078        3,894       15,298       16,855       29,524
   Transfers between sub-accounts
      and the company                    (517,576)    (627,586)     (22,664)    (273,621)  (1,033,959)  (1,271,363)
   Withdrawals                         (1,421,594)  (2,043,214)    (572,601)    (733,916)  (1,664,758)  (2,515,285)
   Annual contract fee                    (19,309)     (26,725)      (8,965)     (13,048)     (25,053)     (38,275)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,938,990)  (2,670,447)    (600,336)  (1,005,287)  (2,706,915)  (3,795,399)
                                      -----------  -----------  -----------  -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             (5,613,041)  (1,316,815)  (1,761,505)  (1,113,184)  (5,227,165)  (4,161,216)
Contract owners' equity at beginning
   of period                           10,330,365   11,647,180    3,728,166    4,841,350   11,386,861   15,548,077
                                      -----------  -----------  -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                             $ 4,717,324  $10,330,365  $ 1,966,661  $ 3,728,166  $ 6,159,696  $11,386,861
                                      ===========  ===========  ===========  ===========  ===========  ===========

                                          2008         2007         2008         2007         2008         2007
                                      -----------  -----------  -----------  -----------  -----------  -----------
Units, beginning of period                788,226    1,000,013      265,703      333,727      367,247      480,800
Units issued                               37,395       28,005       17,021       13,662        9,805       19,308
Units redeemed                            222,691      239,792       68,643       81,686      104,949      132,861
                                      -----------  -----------  -----------  -----------  -----------  -----------
Units, end of period                      602,930      788,226      214,081      265,703      272,103      367,247
                                      ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                           Total Return           Total Stock Index
                                            Series NAV                Series NAV
                                      ----------------------  -------------------------
                                         2008        2007         2008          2007
                                      ----------  ----------  ------------  -----------
Income:
   Dividend distributions received    $  190,262  $  232,515  $    219,385  $   507,782
Expenses:
   Mortality and expense risk and
      administrative charges             (46,968)    (37,578)     (182,901)    (280,063)
                                      ----------  ----------  ------------  -----------
Net investment income (loss)             143,294     194,937        36,484      227,719
                                      ----------  ----------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                            39,881          --        28,157      811,593
   Net realized gain (loss)                4,744       8,455       169,929    1,292,904
                                      ----------  ----------  ------------  -----------
Realized gains (losses)                   44,625       8,455       198,086    2,104,497
                                      ----------  ----------  ------------  -----------
Unrealized appreciation
   (depreciation) during the period     (134,275)     24,842    (6,692,418)  (1,351,397)
                                      ----------  ----------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations         53,644     228,234    (6,457,848)     980,819
                                      ----------  ----------  ------------  -----------
Changes from principal transactions:
   Purchase payments                       6,895         998        76,839       77,263
   Transfers between sub-accounts
      and the company                  1,121,051     635,846    (1,316,536)    (782,966)
   Withdrawals                          (640,597)   (331,666)   (3,196,728)  (4,151,977)
   Annual contract fee                   (13,428)     (9,739)      (43,912)     (62,217)
                                      ----------  ----------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          473,921     295,439    (4,480,337)  (4,919,897)
                                      ----------  ----------  ------------  -----------
Total increase (decrease) in
   contract owners' equity               527,565     523,673   (10,938,185)  (3,939,078)
Contract owners' equity at beginning
   of period                           3,357,908   2,834,235    20,029,438   23,968,516
                                      ----------  ----------  ------------  -----------
Contract owners' equity at end of
   period                             $3,885,473  $3,357,908  $  9,091,253  $20,029,438
                                      ==========  ==========  ============  ===========

                                         2008        2007          2008         2007
                                      ----------  ----------  ------------  -----------
Units, beginning of period               287,690     260,472     1,329,170    1,652,407
Units issued                             204,982      78,005        23,518       26,562
Units redeemed                           164,629      50,787       380,689      349,799
                                      ----------  ----------  ------------  -----------
Units, end of period                     328,043     287,690       971,999    1,329,170
                                      ==========  ==========  ============  ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2008

1. ORGANIZATION

John Hancock Variable Annuity Account JF (the "Account") is a separate investment account of John Hancock Variable Life Insurance Company (the "Company"), a wholly-owned subsidiary of John Hancock Financial Services, Inc. ("John Hancock"). John Hancock, in turn, is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial. The Account was formed to fund variable annuity contracts issued by the Company. Currently, the Account funds the Declaration, Patriot, Revolution Access, Revolution Extra, Revolution Standard and Revolution Value Contracts. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended (the "Act"), and currently consists of twenty-five sub-accounts which are invested exclusively in a corresponding Portfolio of the John Hancock Trust (the "Trust") and two sub-accounts which were exclusively invested in a corresponding Portfolio of the M Funds (the "Outside Trust").

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the Trust may offer three classes of units to fund variable annuity contracts issued by the Company. These classes, Series I, Series II and Series NAV, respectively, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Series I, Series II and Series NAV shares of the Trust differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets. At December 31, 2008, the 25 sub-accounts invested in Portfolios of the Trust had only issued Series NAV units and were only invested in Series NAV shares of the Trust.

In addition to the Account, certain contract owners may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

Sub-accounts closed or opened in 2008 are as follows:

SUB-ACCOUNTS CLOSED              2008
-----------------------------   ------
Growth & Income Series NAV      Apr 25
Managed Series NAV              Nov 7

SUB-ACCOUNTS OPENED              2008
-----------------------------   ------
Optimized All Cap Series NAV    Apr 25
Frontier Capital Appreciation   Oct 24
Lifestyle Balanced Series NAV   Nov 7

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2008

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

NET ASSETS IN PAYOUT (ANNUITIZATION) PERIOD

A portion of net assets is allocated to annuity policies in the payout period. The liability for these policies is calculated using mortality assumptions and an assumed interest rate. Mortality assumptions are based on the Individual Annuity Mortality Table in effect at the time of annuitization. The assumed interest rate is 3.5%, unless the annuitant elects otherwise, in which case the rate may be 5.0% or 6.0%, as regulated by the laws of the respective states. The mortality risk is borne entirely by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes.

EXPENSES

The Company assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at various annual rates, ranging from 1% to 1.25%, depending on the type of contract, of net assets of the sub-account. The Company makes certain other deductions from contract owner payments for premium taxes, rider fees, surrender fees, and annual contract fees, which are accounted for as a reduction of net assets resulting from contract owner transactions.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at December 31, 2008.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2008

3. TRANSACTIONS WITH AFFILIATES

The Company has an administrative services agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. John Hancock Investment Management Services, LLC ("JHIMS"), a Delaware limited liability company controlled by MFC, serves as investment adviser for the Trust.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted SFAS 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. An exit value is not a forced liquidation or distressed sale.

Following SFAS 157 guidance, the Account has categorized its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Account's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Account has the ability to access at the measurement date. For sub-accounts which invest in shares of other investment trusts, fair value is typically the net asset value ("NAV") of the corresponding portfolio of the registered investment trust.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

- Level 3 - Fair value measurements using significant non market observable inputs.

All of the Account's sub-accounts' investments in a portfolio of the Trust and the Outside Trusts are valued at Level 1.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

5. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases including reinvestment of dividend distributions and proceeds from the sales of investments from the Portfolios of the Trust and the Outside Trust during 2008 were as follows:

                                                          Details of Investments
                                                         -----------------------
Sub-account                                               Purchases      Sales
------------------------------------------------------   ----------   ----------
500 Index Fund B Series NAV                               1,611,420    9,248,913
Active Bond Series NAV                                    1,781,732    5,832,793
Blue Chip Series NAV                                      1,141,084    3,936,535
Bond Index Series NAV                                     1,369,977    2,809,207
Brandes International                                        16,641        5,697
Capital Appreciation Series NAV                             305,700    1,196,130
Equity Income Series NAV                                  1,778,012    6,310,474
Financial Services Series NAV                               904,892    2,602,014
Frontier Capital Appreciation                                25,431           86
Global Bond Series NAV                                    1,071,936    1,713,522
Growth & Income Series NAV                                  357,536   24,075,093
Health Series NAV                                           230,762      655,198
High Yield Series NAV                                       801,803    2,052,502
International Equity Index Series NAV                     1,057,641    4,306,147
Lifestyle Balanced Series NAV                             6,854,680      320,333
Managed Series NAV                                          356,987    8,262,726
Mid Cap Index Series NAV                                    133,217      261,090
Mid Cap Stock Series NAV                                    868,768    2,449,958
Mid Cap Value B Series NAV                                  381,327    1,883,666
Money Market Series NAV                                  17,274,683   15,624,649
Optimized All Cap Series NAV                             21,845,498    3,540,511
Overseas Equity B Series NAV                              1,319,092    3,434,043
Real Estate Securities Series NAV                           345,463    1,354,759
Short-Term Bond Series NAV                                1,185,598    2,717,870
Small Cap Emerging Growth Series NAV                        518,573    2,454,125
Small Cap Index Series NAV                                  267,934      836,382
Small Cap Value Series NAV                                  395,680    3,074,640
Total Return Series NAV                                   2,623,776    1,966,681
Total Stock Index Series NAV                                489,039    4,904,734

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                   AT DECEMBER 31,          FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                           ------------------------------- ----------------------------------------------
                                                   UNIT FAIR VALUE          EXPENSE RATIO INVESTMENT
                                            UNITS    HIGHEST TO     ASSETS   HIGHEST TO     INCOME   TOTAL RETURN HIGHEST
             SUB-ACCOUNT              YEAR (000S)      LOWEST       (000S)     LOWEST*      RATIO**      TO LOWEST***
------------------------------------- ---- ------ ---------------- ------- -------------- ---------- --------------------
500 Index Fund B Series NAV           2008  1,496 $14.22 to $ 7.75 $21,195 1.25% to 1.00%    1.98%   (37.81)% to (37.97)%
                                      2007  1,922  22.93 to  12.46  43,832  1.25 to 1.00     2.92        4.20 to 3.96
                                      2006  2,543  22.06 to  10.94  55,639  1.25 to 1.00     1.18       14.42 to 14.13
                                      2005  3,105  19.32 to   9.57  59,379  1.25 to 1.00     0.22        8.16 to 3.35
                                      2004  1,318  18.70 to  10.08  23,943  1.25 to 1.00     1.78        9.60 to 9.32

Active Bond Series NAV                2008  1,185  14.71 to  11.37  13,502  1.25 to 1.00     5.09     (11.36) to (11.59)
                                      2007  1,563  16.60 to  12.86  20,179  1.25 to 1.00     8.66        3.01 to 2.75
                                      2006  1,931  16.12 to  12.52  24,261  1.25 to 1.00     2.89        3.52 to 3.25
                                      2005  2,378  15.57 to  12.13  28,996  1.25 to 1.00     1.35        1.53 to 1.28
                                      2004  2,844  15.33 to  11.97  34,198  1.25 to 1.00     3.38        3.71 to 3.44

Blue Chip Series NAV                  2008  1,273  24.41 to   7.28   6,935  1.25 to 1.00     0.36     (43.09) to (43.23)
                                      2007  1,678  42.90 to  12.83  16,035  1.25 to 1.00     0.82       11.70 to 11.42
                                      2006  1,879  38.40 to   8.47  16,191  1.25 to 1.00     0.25        8.50 to 8.22
                                      2005  2,107  35.40 to   7.82  16,847  1.25 to 1.00     0.00       12.79 to 6.41

Bond Index Series NAV                 2008    449  15.22 to  14.84   6,664  1.25 to 1.00     4.85        4.74 to 4.48
                                      2007    568  14.53 to  14.21   8,066  1.25 to 1.00     9.81        6.07 to 5.79
                                      2006    719  14.01 to  13.42   9,655  1.25 to 1.00     3.62        3.02 to 2.78
                                      2005    857  13.62 to  13.06  11,189  1.25 to 1.00     1.65        1.37 to 0.66
                                      2004  1,005  13.12 to  12.91  12,977  1.25 to 1.00     4.51        3.02 to 2.75

Brandes International                 2008      8  12.43 to  12.32      96  1.25 to 1.15     3.42     (40.53) to (40.59)
                                      2007      8  20.91 to  20.75     165  1.25 to 1.15     4.61        6.78 to 6.67

Capital Appreciation Series NAV       2008    918   8.33 to   7.17   2,418  1.25 to 1.00     0.47     (37.86) to (38.01)
                                      2007  1,168  13.41 to  11.57   4,958  1.25 to 1.00     0.39       10.59 to 10.32
                                      2006  1,264  12.12 to   3.81   4,861  1.25 to 1.00     0.00        0.99 to 0.82

Equity Income Series NAV              2008  1,369  17.10 to  10.70  14,663  1.25 to 1.00     2.32     (36.57) to (36.73)
                                      2007  1,748  26.96 to  16.92  29,583  1.25 to 1.00     2.89        2.36 to 2.12
                                      2006  2,121  26.34 to  12.12  35,139  1.25 to 1.00     1.59       17.87 to 17.57
                                      2005  2,444  22.34 to  10.30  34,558  1.25 to 1.00     0.00        6.14 to 3.05

Financial Services Series NAV         2008    467  10.36 to  10.07   4,703  1.25 to 1.00     0.84     (45.18) to (45.32)
                                      2007    615  18.92 to  18.42  11,330  1.25 to 1.00     1.30      (7.66) to (7.89)
                                      2006    813  20.49 to  13.53  16,271  1.25 to 1.00     0.47       21.94 to 21.63
                                      2005  1,073  16.60 to  11.12  17,664  1.25 to 1.00     0.00       14.17 to 11.23

Frontier Capital Appreciation         2008      3   9.36 to   9.28      26  1.25 to 1.15     0.00     (42.70) to (42.75)

Global Bond Series NAV                2008    189  18.84 to  14.72   2,781  1.25 to 1.00     0.62      (5.37) to (5.60)
                                      2007    230  19.91 to  15.60   3,595  1.25 to 1.00     8.13        8.52 to 8.26
                                      2006    204  18.35 to  10.06   2,943  1.25 to 1.00     0.00        4.23 to 3.96
                                      2005    241  17.60 to   9.68   3,338  1.25 to 1.00     0.00      (3.25) to (6.76)

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

6. UNIT VALUES-- (CONTINUED)

                                                   AT DECEMBER 31,          FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                           ------------------------------- ----------------------------------------------
                                                   UNIT FAIR VALUE          EXPENSE RATIO INVESTMENT
                                            UNITS    HIGHEST TO     ASSETS   HIGHEST TO     INCOME   TOTAL RETURN HIGHEST
             SUB-ACCOUNT              YEAR (000S)      LOWEST       (000S)     LOWEST*      RATIO**      TO LOWEST***
------------------------------------- ---- ------ ---------------- ------- -------------- ---------- --------------------
Growth & Income Series NAV            2008     -- $15.32 to $ 8.56 $    -- 1.25% to 1.00%    0.49%    (8.66)% to (8.72)%
                                      2007  2,769  16.77 to   9.37  26,007  1.25 to 1.00     1.75        3.04 to 2.78
                                      2006  3,482  16.28 to   9.12  32,016  1.25 to 1.00     0.56       11.61 to 11.33
                                      2005  4,468  14.58 to   8.19  37,044  1.25 to 1.00     0.18        7.90 to 7.63
                                      2004  5,302  13.52 to   7.61  40,779  1.25 to 1.00     1.08        9.86 to 9.57

Health Series NAV                     2008    126  11.00 to  10.18   1,391          1.25     0.00           (30.74)
                                      2007    160  15.88 to  14.70   2,541          1.25     0.00       16.28 to 16.27
                                      2006    189  13.65 to  12.64   2,581          1.25     0.00            7.09
                                      2005    204  12.75 to  11.81   2,600  1.25 to 1.24     0.00       22.08 to 18.07

High Yield Series NAV                 2008    349   8.48 to   8.26   2,885  1.25 to 1.00     8.07     (30.18) to (30.36)
                                      2007    498  12.14 to  11.87   5,913  1.25 to 1.00    12.38        0.65 to 0.39
                                      2006    637  12.07 to  11.28   7,528  1.25 to 1.00     6.56        9.38 to 9.07
                                      2005    763  11.03 to  10.34   8,272  1.25 to 1.00     0.00        5.89 to 3.43

International Equity Index Series NAV 2008    668  10.52 to  10.26   6,853  1.25 to 1.00     2.43     (44.94) to (45.07)
                                      2007    899  19.10 to  18.67  16,785  1.25 to 1.00     5.00       14.67 to 14.38
                                      2006  1,044  19.77 to  16.33  17,045  1.25 to 1.00     0.86       25.85 to 25.53
                                      2005  1,116  15.73 to  13.01  14,511  1.25 to 1.00     0.54       18.03 to 15.39
                                      2004    366  11.44 to  11.27   4,125  1.25 to 1.00     2.23       19.06 to 18.75

Lifestyle Balanced Series NAV         2008    736   9.45 to   9.21   6,192  1.25 to 1.00     4.41      (1.01) to (1.03)

Managed Series NAV                    2008     --   9.54 to   9.31      --  1.25 to 1.00     0.60     (21.89) to (22.06)
                                      2007    909  12.22 to  11.94   9,913  1.25 to 1.00     5.30        0.95 to 0.70
                                      2006  1,032  12.10 to  10.68  11,179  1.25 to 1.00     1.58        6.41 to 6.13
                                      2005  1,278  11.37 to  10.06  13,043  1.25 to 1.00     0.60        1.68 to 0.63
                                      2004  1,417            10.05  14,256          1.25     1.88            6.84

Mid Cap Index Series NAV              2008     49             8.79     433          1.25     1.00           (37.15)
                                      2007     62            13.99     862          1.25     1.34            6.22
                                      2006     73            13.17     964          1.25     0.64            8.38
                                      2005     71            12.15     866  1.25 to 1.24     0.00            16.29

Mid Cap Stock Series NAV              2008    176  22.94 to   8.85   4,038          1.25     0.00           (44.45)
                                      2007    230  41.30 to  15.93   9,480          1.25     0.01            22.06
                                      2006    266  33.84 to  13.05   9,015          1.25     0.00            12.25
                                      2005    297  30.14 to  11.62   8,940  1.25 to 1.24     0.00       26.16 to 16.24

Mid Cap Value B Series NAV            2008    231  14.85 to  14.30   3,425  1.25 to 1.00     1.16     (35.33) to (35.49)
                                      2007    310  23.01 to  22.10   7,133  1.25 to 1.00     2.08      (0.49) to (0.73)
                                      2006    400  23.18 to  12.67   9,264  1.25 to 1.00     0.32       19.14 to 18.85
                                      2005    475  19.50 to  10.66   9,234  1.25 to 1.00     0.04        6.63 to 6.05
                                      2004    502  18.39 to  17.53   9,213  1.25 to 1.00     0.41       17.56 to 17.26

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

6. UNIT VALUES-- (CONTINUED)

                                                   AT DECEMBER 31,          FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                           ------------------------------- ----------------------------------------------
                                                   UNIT FAIR VALUE          EXPENSE RATIO INVESTMENT
                                            UNITS    HIGHEST TO     ASSETS   HIGHEST TO     INCOME   TOTAL RETURN HIGHEST
             SUB-ACCOUNT              YEAR (000S)      LOWEST       (000S)     LOWEST*      RATIO**      TO LOWEST***
------------------------------------- ---- ------ ---------------- ------- -------------- ---------- --------------------
Money Market Series NAV               2008  2,389 $13.49 to $11.09 $26,576 1.25% to 1.00%    2.09%      1.10% to 0.85%
                                      2007  2,258  13.35 to  11.00  24,924  1.25 to 1.00     4.72        3.79 to 3.55
                                      2006  2,262  12.86 to  10.47  24,069  1.25 to 1.00     4.60        3.67 to 3.39
                                      2005  2,364  12.40 to  10.13  24,450  1.25 to 1.00     2.91        1.94 to 1.69
                                      2004  2,908  12.17 to  10.10  29,537  1.25 to 1.00     1.06        0.06 to (0.16)

Optimized All Cap Series NAV          2008  2,044   9.17 to   5.11  10,455  1.25 to 1.00     0.84     (40.13) to (40.23)

Overseas Equity B Series NAV          2008    616   9.09 to  8.69    5,219  1.25 to 1.00     1.71     (42.62) to (42.76)
                                      2007    844  15.89 to  15.15  12,509  1.25 to 1.00     2.38       11.41 to 11.14
                                      2006    962  14.29 to  13.33  12,822  1.25 to 1.00     0.90       18.57 to 18.27
                                      2005  1,052  12.09 to  11.27  11,861  1.25 to 1.00     0.54       20.86 to 16.95
                                      2004  1,213   9.78 to   9.64  11,687  1.25 to 1.00     0.48        9.90 to 9.64

Real Estate Securities Series NAV     2008    175  39.23 to  15.75   2,763  1.25 to 1.00     3.22     (40.00) to (40.15)
                                      2007    227  65.38 to  26.31   5,963  1.25 to 1.00     2.68     (16.40) to (16.61)
                                      2006    304  78.20 to  14.45   9,588  1.25 to 1.00     1.83       36.79 to 36.45
                                      2005    350  57.17 to  10.59   8,259  1.25 to 0.15     0.00       13.08 to 5.88

Short-Term Bond Series NAV            2008    432  12.82 to  10.71   5,534  1.25 to 1.00     6.33     (19.74) to (19.92)
                                      2007    565  16.01 to  13.34   9,012  1.25 to 1.00     9.14        2.20 to 2.00
                                      2006    726  15.70 to  10.40  11,383  1.25 to 1.00     3.43        3.53 to 3.27
                                      2005    846  15.20 to  10.07  12,843  1.25 to 1.00     1.64        1.18 to 0.66
                                      2004  1,034            15.07  15,563          1.25     2.96            0.16

Small Cap Emerging Growth Series NAV  2008    603   8.79 to   8.24   4,717  1.25 to 1.00     0.00     (40.14) to (40.30)
                                      2007    788  14.71 to  13.76  10,330  1.25 to 1.00     0.00       12.86 to 12.57
                                      2006  1,000  13.07 to  11.56  11,647  1.25 to 1.00     0.00       12.34 to 12.06
                                      2005  1,226  11.67 to  10.31  12,772  1.25 to 1.00     0.00       16.65 to 15.87
                                      2004  1,351   9.34 to   8.90  12,148  1.25 to 1.00     0.00        8.36 to 8.09

Small Cap Index Series NAV            2008    214             9.19   1,967          1.25     1.28           (34.53)
                                      2007    266            14.03   3,728          1.25     1.72           (3.28)
                                      2006    334            14.51   4,841          1.25     0.54            16.17
                                      2005    367            12.49   4,586  1.25 to 1.24     0.00            15.70

Small Cap Value Series NAV            2008    272  22.85 to  22.64   6,160  1.25 to 1.15     1.23     (26.92) to (26.99)
                                      2007    367  31.27 to  31.01  11,387  1.25 to 1.15     0.96      (4.02) to (4.12)
                                      2006    481  32.58 to  12.58  15,548  1.25 to 1.15     0.11       17.95 to 17.83
                                      2005    549  27.62 to  10.68  15,077  1.25 to 1.15     0.16        7.96 to 6.76
                                      2004    631            25.43  16,063          1.25     0.88            23.81

Total Return Series NAV               2008    328  11.84 to  11.08   3,885          1.25     5.06        1.49 to 1.48
                                      2007    288  11.67 to  10.92   3,358          1.25     7.68        7.27 to 7.26
                                      2006    260  10.88 to  10.18   2,834          1.25     3.43        2.40 to 2.36
                                      2005    244  10.63 to   9.94   2,594  1.25 to 1.24     0.00        0.57 to (0.62)

Total Stock Index Series NAV          2008    972             9.35   9,091          1.25     1.50           (37.93)
                                      2007  1,329            15.07  20,029          1.25     2.26            3.89
                                      2006  1,652            14.51  23,969          1.25     1.04            13.90
                                      2005  1,963            12.74  25,002  1.25 to 1.24     0.00            10.21

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

6. UNIT VALUES-- (CONTINUED)

* These amounts represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Portfolio are excluded.

** These amounts represent the annualized distributions from net investment income received by the sub-account from the underlying Portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyholder accounts either through the reductions in the unit values or the redemptions of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Portfolio in which the sub-accounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options indicated in footnote 1 with a date notation, if any, denote the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. For closed sub-accounts, the total return is calculated from the beginning of the reporting period to the date the sub-account closed. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2008

7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE    OLD NAME                                NEW NAME
---------------   --------                                --------
January 1, 2005   The  Manufacturers  Life Insurance      John Hancock Life Insurance Company (U.S.A.)
                  Company (U.S.A.)
January 1, 2005   Manulife Financial Securities LLC       John Hancock Distributors LLC
January 1, 2005   Manufacturers Securities Services LLC   John Hancock Investment Management Services LLC
January 1, 2010   John Hancock Variable Annuity Account   John Hancock Life Insurance Company (U.S.A.)
                  JF                                      Separate Account T

                                    * * * * *

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

(A) FINANCIAL STATEMENTS. [FILED HEREWITH]

(1) John Hancock Variable Annuity Account JF (now John Hancock Life Insurance Company (U.S.A.) Separate Account T)

     -    Audited statements of assets and liabilities as of December 31, 2008;

     - Audited statements of operations for the years ended December 31, 2008 and 2007;

     - Audited statements of changes in net assets for the years ended December 31, 2008 and 2007.

(2) Each of John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company:

     -    Audited consolidated balance sheets as of December 31, 2008 and 2007;

     - Audited statements of operations for the years ended December 31, 2008, 2007, and 2006;

     - Audited statements of changes in stockholder's equity and comprehensive income (loss) for the years ended December 31, 2008, 2007, and 2006;

     - Audited statements of cash flows for the years ended December 31, 2008, 2007, and 2006;

(3)  John Hancock Life Insurance Company (U.S.A.):

     -    Audited consolidated balance sheets as of December 31, 2008 and 2007;

     - Audited statements of operations for the years ended December 31, 2008, 2007, and 2006;

     - Audited statements of changes in stockholder's equity and comprehensive income (loss) for the years ended December 31, 2008, 2007, and 2006;

     - Audited statements of cash flows for the years ended December 31, 2008, 2007, and 2006;

     - Audited supplemental consolidated balance sheets as of December 31, 2008 and 2007 (for the combined companies);

     - Audited supplemental consolidated statements of operations for the years ended December 31, 2008, 2007, and 2006 (for the combined companies);

     - Audited supplemental consolidated statements of cash flows for the years ended December 31, 2008, 2007, and 2006 (for the combined companies); and

     - Audited supplemental consolidated statements of changes in stockholder's equity and comprehensive income (loss) for the years ended December 31, 2008, 2007, and 2006 (for the combined companies).

(B) EXHIBITS:

1. (a) John Hancock Variable Life Insurance Company Board Resolution establishing the John Hancock Variable Annuity Account JF, dated November 13, 1995, incorporated by reference to Registration Statement, File No. 033-64947, filed on Form N-4 EL on December 12, 1995.

     (b) John Hancock Life Insurance Company (U.S.A.) Board Resolutions dated September 28, 2009 accepting and renaming the separate account upon merger to John Hancock Life Insurance Company (U.S.A.) Separate Account T. [FILED HEREWITH]

2.        Not Applicable.

3. (a) Distribution and Servicing Agreement dated February 17, 2009 - incorporated by reference to Exhibit (24)(b)(3)(ii) to Post--Effective Amendment No. 31 to Form N-4, File No. 333-70728, filed on April 30, 2009.

     (b) General Agent and Broker-Dealer Selling Agreement - incorporated by reference to Exhibit (24)(b)(3)(b) to Post-effective Amendment No. 7 to Form N-4 Registration Statement of John Hancock Life Insurance Company (File Nos. 333-84771) filed April 3, 2009.

4. (a) Form of group deferred variable annuity contract, incorporated by reference to this Registration Statement, File No. 333- 84767, filed on Form N-4 on August 9, 1999.

     (b) Form of deferred variable annuity certificate, incorporated by reference to this Registration Statement, File No. 333-84767, filed on Form N-4 on August 9, 1999.

     (c)  Reserved.

     (d) Form of waiver of withdrawal charge rider, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 333- 81127, filed on August 9, 1999.

     (e) Form of guaranteed retirement income benefit rider, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 333-81127, filed on August 9, 1999.

     (f) Form of death benefit enhancement rider, incorporated by reference to Post-Effective Amendment No. 6 to File No. 033-64945, filed on Form S-1 on April 16, 2002.

     (g) Form of Accumulated value enhancement rider, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 333-81127, filed on August 9, 1999.

     (h) Form of Endorsement dated December 31, 2009 applicable to contracts, policies or certificates as a result of the merger of John Hancock Variable Life Insurance Company into John Hancock Life Insurance Company (U.S.A.). [FILED HEREWITH]

5. Form of contract application, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 333-81103, filed on August 9, 1999.

6. (a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

     (b) Certificate of Amendment to Certificate of Incorporation of the Company, Name Change July 1984 -- Incorporated by reference to Exhibit
          (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

     (c) Certificate of Amendment to Certificate of Incorporation of the Company changing its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 - Incorporated by reference to Exhibit (b)(6)(iii) to post-effective amendment no. 20 to Registration Statement (File No. 333-70728), filed on May 1, 2007.

     (d) By-Laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated December 2, 1992. - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed with the Commission on July 20, 2000 (File No. 333-41814).

     (e) Amendment to By-Laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated June 7, 2000. - Incorporated by reference to pre-effective) amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (f) Amendment to By-Laws of the John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) dated March 12, 1999. - Incorporated by reference to pre-effective) amendment no. 1 file number 333-126668 filed with the Commission on October 12, 2005.

     (g) Amendment to By-Laws reflecting the Company's name change to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 - Incorporated by reference to Exhibit (b)(6)(v) to post-effective amendment no. 20 to Registration Statement (File No. 333-70728), filed with the Commission on May 1, 2007.

7.        Not Applicable.

8. Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

     a) Service Agreement and Indemnity Combination Coinsurance and Modified Coinsurance Agreement of Variable Annuity Contracts between John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York. [FILED HEREWITH]

     (b) (1) CSC Customer Agreement dated June 30, 2004, incorporated by reference to Exhibit 24(b)(8)(a)(i) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed April 1, 2009.

          (2) Addendum No. 2 to the Remote Service Exhibit Number 1 dated July 1, 2006 with CSC, incorporated by reference to Exhibit 24(b)(8)(a)(ii) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed April 1, 2009.

     (c) (i) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust dated April 20, 2005. Incorporated by reference to pre-effective amendment no. 1 file number 333- 126668 filed with the Commission on October 12, 2005.

          (ii) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

          (iii) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust on behalf of series of the Trust that are feeder funds of the American Funds Insurance Series dated April 16, 2007. Incorporated by reference to post-effective amendment number 9 file number 333-85284 filed with the Commission in April, 2007.

9. (a) Opinion and Consent of counsel as to the legality of securities, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 033-64947, filed on July 16, 1996.

     (b)  Opinion and Consent of Counsel. [FILED HEREWITH]

10. (a) Representation of counsel, incorporated by reference to Pre-Effective Amendment No. 1 to File No. 333-81103, filed on August 9, 1999.

     (b) Representation of counsel (included as part of its opinion filed as Exhibit 9(b) and incorporated herein by reference).

     (c) (i) Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP of Boston, Massachusetts. [FILED HEREWITH]

          (ii) Consent of Independent Registered Public Accounting Firm for Manulife Financial Corporation - Ernst & Young LLP of Toronto, Ontario, Canada. [FILED HEREWITH]

     (d) Powers of Attorney for: John D. DesPrez III; James R. Boyle; Thomas Borshoff, Ruth Ann Fleming, James D. Gallagher, Scott S. Hartz, Bradford J. Race; Rex Schlaybaugh, Jr.; and John G. Vrysen. [FILED HEREWITH]

11.       Not Applicable.

12.       Not Applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                        EFFECTIVE AS OF DECEMBER 15, 2009

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
John D. DesPrez III*                  Chairman and Chief Executive Officer
James R. Boyle*                       Director and President
Jonathan Chiel*                       Executive Vice President and General Counsel
Thomas Borshoff*                      Director
Ruth Ann Fleming*                     Director
James D. Gallagher*                   Director and Executive Vice President
Scott S. Hartz***                     Director, Executive Vice President, and Chief Investment Officer, US Investments
Bradford J. Race*                     Director
Rex Schlaybaugh, Jr.*                 Director
John G. Vrysen*                       Director and Senior Vice President
Warren A. Thomson**                   Senior Executive Vice President
Robert T. Cassato*                    Executive Vice President
Marc Costantini*                      Executive Vice President
Steven A. Finch*                      Executive Vice President
Marianne Harrison+                    Executive Vice President
Peter Levitt**                        Executive Vice President and Treasurer
Katherine  MacMillan**                Executive Vice President
Stephen R. McArthur**                 Executive Vice President
Hugh McHaffie*                        Executive Vice President
Bob Diefenbacher+                     Senior Vice President
Carol Nicholson Fulp*                 Senior Vice President
Peter Gordon***                       Senior Vice President
Allan Hackney*                        Senior Vice President and Chief Information Officer
Naveed Irshad**                       Senior Vice President
Gregory Mack*                         Senior Vice President
Ronald J. McHugh*                     Senior Vice President
Lynn Patterson*                       Senior Vice President and Chief Financial Officer
Craig R. Raymond*                     Senior Vice President, Chief Actuary and Chief Risk Officer
Diana L. Scott*                       Senior Vice President
Alan R. Seghezzi***                   Senior Vice President
Bruce R. Speca*                       Senior Vice President
Tony Teta*                            Senior Vice President
Brooks Tingle***                      Senior Vice President
Emanuel Alves*                        Vice President, Counsel, and Corporate Secretary
John C. S. Anderson***                Vice President
Roy V. Anderson*                      Vice President
Arnold Bergman*                       Vice President
Stephen J. Blewitt***                 Vice President
Robert Boyda*                         Vice President
George H. Braun***                    Vice President
Thomas Bruns*                         Vice President
William Burrow*                       Vice President
Tyler Carr*                           Vice President
Joseph Catalano**                     Vice President
Philip Clarkson+                      Vice President
Brian Collins+                        Vice President
Art Creel*                            Vice President
George Cushnie**                      Vice President
John J. Danello*                      Vice President
Wilma Davis***                        Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                        EFFECTIVE AS OF DECEMBER 15, 2009

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
Anthony J. Della Piana***             Vice President
Brent Dennis***                       Vice President
Robert Donahue++                      Vice President
Lynn L. Dyer***                       Vice President, Counsel and Chief Compliance Officer - U.S. Investments
John Egbert*                          Vice President
David Eisan++                         Vice President
Edward Eng**                          Vice President
Paul Gallagher+++                     Vice President
Wayne A. Gates++                      Vice President
Ann Gencarella***                     Vice President
Richard Harris**                      Vice President and Appointed Actuary
John Hatch*                           Vice President
Dennis Healy+                         Vice President
Kevin Hill***                         Vice President
E. Kendall Hines***                   Vice President
Eugene Xavier Hodge, Jr.***           Vice President
James C. Hoodlet***                   Vice President
Terri Judge+                          Vice President
Roy Kapoor**                          Vice President
Mitchell Karman***                    Vice President, Chief Compliance Officer & Counsel
Frank Knox*                           Vice President, Chief Compliance Officer - Retail Funds/Separate Accounts
Jonathan Kutrubes*                    Vice President
Cynthia Lacasse***                    Vice President
Denise Lang**                         Vice President
Robert Leach*                         Vice President
David Longfritz*                      Vice President
Nathaniel I. Margolis***              Vice President
John Maynard+                         Vice President
Steven McCormick**                    Vice President
Janis K. McDonough***                 Vice President
Scott A. McFetridge***                Vice President
William McPadden***                   Vice President
Catherine Menchen*                    Vice President
Peter J. Mongeau+                     Vice President
Steven Moore*                         Vice President
Curtis Morrison***                    Vice President
Colm D. Mullarkey***                  Vice President
Tom Mullen*                           Vice President
Scott Navin***                        Vice President
Nina Nicolosi*                        Vice President
James O'Brien+                        Vice President
Frank O'Neill*                        Vice President
Jacques Ouimet+                       Vice President
Gary M. Pelletier***                  Vice President
Steven Pinover*                       Vice President
David Plumb+                          Vice President
Krishna Ramdial*                      Vice President, Treasury
S. Mark Ray***                        Vice President
Jill Rebman*                          Vice President
Mark Rizza*                           Vice President
Ian R. Roke*                          Vice President
Andrew Ross**                         Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                        EFFECTIVE AS OF DECEMBER 15, 2009

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
Thomas Samoluk*                       Vice President
Martin Sheerin+                       Vice President
Gordon Shone*                         Vice President
Jonnie Smith****                      Vice President
Yiji S. Starr*                        Vice President
Karen Walsh*                          Vice President
Joseph P. Welch+++                    Vice President
Jeffery Whitehead*                    Vice President and Controller
Henry Wong***                         Vice President
Gaurav Upadhya**                      Vice President
Peter de Vries**                      Vice President
Randy Zipse***                        Vice President

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon Street, Boston, MA 02117

**** Principal business office is 164 Corporate Drive Portsmouth, NH 03801

+    Principal business office is 200 Berkeley Street, Boston, MA 02116

++   Principal business office is 380 Stuart Street, Boston, MA 02116

+++  Principal business office is 200 Clarendon Street, Boston, MA 02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the effective date of this Amendment to the Registration Statement, the Company and its affiliates are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2008 appears below:

                         MANULIFE FINANCIAL CORPORATION
                   PRINCIPAL SUBSIDIARIES - DECEMBER 31, 2008

FOR EXTERNAL USE

                                                       ______________________
                                                      |                      |
                                                      |  Manulife Financial  |
                                                      | Corporation (Canada) |
                                                      |______________________|
                                                                 |
                                                                 |
                                                                 |_______________________________________________________________
                                                                 |                                                               |
                                                       __________|___________                                                    |
                                                      |                      |                                                   |
                                                      |   The Manufacturers  |                                                   |
                                                      |    Life Insurance    |                                                   |
                                                      |   Company (Canada)   |                                                   |
                                                      |______________________|                                                   |
                                                               |                                                                 |
                                                               |                                                                 |
 ______________________________________________________________|______________________________________________                   |
|                |                  |                 |         .        |                 |                  |                  |
|                |                  |                 |         .98.25%  |                 |                  |                  |
|   __________   |   ____________   |   ___________   |   ______._____   |   ___________   |   ____________   |   ___________    |
|  |          |  |  |            |  |  |           |  |  |            |  |  |           |  |  |            |  |  |           |   |
|  |    NAL   |  |  |     MFC    |  |  | Berkshire |  |  |  Manulife  |  |  |  Manulife |  |  | MFC Global |  |  |    MLI    |   |
|  | Resources|  |  |   Global   |  |  | Insurance |  |  |  Insurance |  |__|  Holdings |  |__|    Fund    |  |__| Resources |   |
|__|Management|  |__| Investment |  |__| Services  |  |  | (Thailand) |     | (Bermuda) |     | Management |     |    Inc.   |   |
|  |  Limited |  |  | Management |  |  |   Inc.    |  |  |   Public   |   __|   Limited |     |  (Europe)  |     | (Alberta) |   |
|  | (Canada) |  |  |  (U.S.A.)  |  |  | (Ontario) |  |  |   Company  |  |  | (Bermuda) |     |   Limited  |     |___________|   |
|  |__________|  |  |   Limited  |  |  |___________|  |  |   Limited  |  |  |___________|     |  (England) |           |         |
|                |  |  (Canada)  |  |        |        |  | (Thailand) |  |                    |____________|           |         |
|                |  |____________|  |        |        |  |____________|  |                           |                 |         |
|                |                  |        |        |         |        |                           |                 |         |
|                |                  |        |        |         |99.9999%|                           |                 |99.91%   |
|   __________   |   ___________    |   _____|_____   |   ______|_____   |   _____________     ______|_____       _____|_____    |
|  |          |  |  |           |   |  |           |  |  |            |  |  |             |   |            |     |           |   |
|  | Manulife |  |  |  Manulife |   |  |    JH     |  |  |  Manulife  |  |  |Manufacturers|   | MFC Global |     | Manulife  |   |
|  |  Bank of |  |  |  Holdings |   |  |Investments|  |  |   Asset    |  |__|P&C Limited  |   | Investment |     |   Life    |   |
|__|  Canada  |  |__| (Alberta) |   |  |(Delaware) |  |  | Management |  |  | (Barbados)  |   | Management |     | Insurance |   |
|  | (Canada) |     |  Limited  |   |  |    LLC    |  |  | (Thailand) |  |  |_____________|   |  (Europe)  |     |  Company  |   |
|  |__________|     | (Alberta) |   |  |(Delaware) |  |  |  Company   |  |                    |  Limited   |     |  (Japan)  |   |
|                   |___________|   |  |___________|  |  |  Limited   |  |                    | (England)  |     |___________|   |
|                         |         |                 |  | (Thailand) |  |                    |____________|           |         |
|                         |         |                 |  |____________|  |                                             |         |
|                         |         |                 |                  |                                             |         |
|   ___________      _____|_____    |   __________    |   ___________    |   _____________                       ______|_____    |
|  |           |    |           |   |  |          |   |  |           |   |  |             |                     |            |   |
|  |  Manulife |    |  Manulife |   |  | Manulife |   |  | Manulife  |   |  |Manufacturers|                     | MFC Global |   |
|  |  Canada   |    |  Holdings |   |  |Securities|   |__| (Vietnam) |   |__|    Life     |                     | Investment |   |
|__|   Ltd.    |    | (Delaware)|   |__|Investment|   |  |  Limited  |   |  | Reinsurance |                     | Management |   |
|  | (Canada)  |    |     LLC   |   |  | Services |   |  | (Vietnam) |   |  |   Limited   |                     |  (Japan)   |   |
|  |___________|    | (Delaware)|   |  |   Inc.   |   |  |___________|   |  | (Barbados)  |                     |  Limited   |   |
|                   |___________|   |  | (Canada) |   |        |         |  |_____________|                     |  (Japan)   |   |
|                         |         |  |__________|   |        |         |                                      |____________|   |
|                         |         |                 |        |         |                                                       |
|                         |         |                 |        |         |                                                       |
|   ___________      _____|_______  |   ____________  |   _____|______   |   ______________                                      |
|  |           |    |             | |  |            | |  |            |  |  |              |                                     |
|  |   First   |    |     The     | |  |  Manulife  | |  |  Manulife  |  |  |   Manulife   |                                     |
|  |   North   |    |Manufacturers| |__| Securities | |  |   Vietnam  |  |  |International |                                     |
|__|  American |    |  Investment | |  |Incorporated| |  |    Fund    |  |__|   Holdings   |                                     |
|  | Insurance |    | Corporation | |  | (Ontario)  | |  | Management |     |    Limited   |                                     |
|  |  Company  |    |  (Michigan) | |  |____________| |  |   Company  |     |  (Bermuda)   |                                     |
|  |  (Canada) |    |_____________| |                 |  |   Limited  |     |______________|                                     |
|  |___________|           |        |                 |  |  (Vietnam) |            |                                             |
|                  ________|        |                 |  |____________|            |__________________                           |
|                 |        |        |                 |                            |                  |                          |
|   ___________   |  ______|______  |   ____________  |   ____________       ______|________    ______|______                    |
|  |           |  | |             | |  |            | |  |            |     |               |  |             |                   |
|  |    FNA    |  | |   Manulife  | |  |     EIS    | |  |  Manulife  |     |   Manulife    |  |   Manulife  |                   |
|__| Financial |  | | Reinsurance | |__|  Services  | |__|(Singapore) |     |(International)|  |    Asset    |                   |
   |    Inc.   |  | |    Limited  |    | (Bermuda)  | |  | Pte. Ltd.  |     |    Limited    |  |  Management |                   |
   |  (Canada) |  | |  (Bermuda)  |    |   Limited  | |  |(Singapore) |     |   (Bermuda)   |  |    (Asia)   |                   |
   |___________|  | |_____________|    | (Bermuda)  | |  |____________|     |_______________|  |   Limited   |                   |
         |        |                    |____________| |                            |           |  (Barbados) |                   |
         |        |                                   |                            |           |_____________|                   |
         |        |                                   |                            |51%               |                          |
    _____|_____   |  ____________       ____________  |   ____________       ______|____        ______|_____                     |
   |           |  | |            |     |            | |  |            |     |           |      |            |                    |
   |  Elliott  |  | |    John    |     |    PT      | |  |   Manulife |     |  Manulife |      |   Manulife |                    |
   |   & Page  |  | |   Hancock  |     |  Asuransi  | |  |    Asset   |     | -Sinochem |      |    Asset   |                    |
   |  Limited  |  | |    Life    |     |    Jiwa    |95% | Management |     |    Life   |      | Management |                    |
   | (Ontario) |  |_|  Insurance |     |  Manulife  |____| (Singapore)|     | Insurance |      |(Hong Kong) |                    |
   |___________|    |  Company   |     |  Indonesia | |  |     Pte.   |     |  Co. Ltd. |      |   Limited  |                    |
                    |  (U.S.A.)  |     |     (1)    | |  |     Ltd.   |     |  (China)  |      |(Hong Kong) |                    |
                    | (Michigan) |     | (Indonesia)| |  | (Singapore)|     |___________|      |____________|                    |
                    |____________|     |____________| |  |____________|                               |                          |
          ________________|________          .        |                                               |                          |
         |                |57%     |         .        |                                               |                          |
    _____|______     _____|______  |    _____.______  |   ______________                        ______|______                    |
   |            |   |            | |   |            | |  |              |                      |             |                   |
   |    John    |   |    John    | |   |     PT     | |  |      The     |                      |  Manulife   |                   |
   |  Hancock   |   |  Hancock   | |   |  Manulife  | |  | Manufacturers|                      |    Asset    |                   |
   |Distributors|   | Investment | |   |    Aset    | |__|      Life    |                      |  Management |                   |
   |    LLC     |   | Management | |   | Manajemen  |    | Insurance Co.|                      |(Taiwan) Co.,|                   |
   | (Delaware) |   | Services,  | |   |  Indonesia |    |(Phils.), Inc.|                      |    Ltd.     |                   |
   |____________|   |   LLC(2)   | |   |(Indonesia) |    | (Philippines)|                      |  (Taiwan)   |                   |
                    | (Delaware) | |   |____________|    |______________|                      |_____________|                   |
                    |____________| |                                                                                             |
                       (arrow)     |                                                                                             |
                          |38%     |                                                                                             |
                     _____|_____   |                                                                                             |
                    |           |  |                                                                                             |
                    |    John   |  |                                                                                             |
                    |  Hancock  |  |                                                                                             |
                    |    Life   |  |                                                                                             |
                    | Insurance |__|                                                                                             |
                    |   Company |                                                                                                |
                    |   of New  |                                                                                                |
                    |    York   |                                                                                                |
                    | (New York)|                                                                                                |
                    |___________|                                                                                                |
                                                                                                                                 |
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                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                         ________________________________________________________________________|
                                                        |
                                                        |
                                     ___________________|_____________________
                                    |                                         |
                                    | John Hancock Holdings (Delaware) LLC(2) |
                                    |               (Delaware)                |
                                    |_________________________________________|
                                                        |
                                                        |
                                     ___________________|_____________________
                                    |                                         |
                                    |  John Hancock Financial Services, Inc.  |
                                    |                (Delaware)               |
                                    |_________________________________________|
                                                        |
                                                        |
                                          ______________|___________________________________________
                                _________|_______           ________|________             __________|__________
                               |                 |         |                 |           |                     |
                               |   John Hancock  |         |   John Hancock  |           |     John Hancock    |
                               |  Life Insurance |         |  International  |           | International, Inc. |
                               |     Company     |         |  Holdings, Inc. |           |   (Massachusetts)   |
                               | (Massachusetts) |         | (Massachusetts) |           |_____________________|
                               |_________________|         |_________________|                      |
             ____________________________|             ................ 45.76%                      | 50%
   _________|_________          _________|________     .    __________._________          __________|________
  |                   |        |                  |    .   |                    |        |                   |
  |    John Hancock   |        |    John Hancock  |    .   | Manulife Insurance |        |    John Hancock   |
  |   Variable Life   |     ___| Subsidiaries LLC |    .   |       Berhad       |        |    Tianan Life    |
  | Insurance Company |    |   |     (Delaware)   |    .   |     (Malaysia)     |        | Insurance Company |
  |  (Massachusetts)  |    |   |__________________|    .   |____________________|        |      (China)      |
  |___________________|    |                           .                                 |___________________|
                           |                           .
                           |    ___________________    .    ____________________
                           |   |                   |   .   |                    |
                           |   |    John Hancock   |   .   |   Manulife Asset   |
                           |___| Financial Network,|   ....|     Management     |
                           |   |        Inc.       |       | (Malaysia) Sdn Bhd |
                           |   |   (Massachusetts) | 45.76%|     (Malaysia)     |
                           |   |___________________|       |____________________|
                           |        _____________
                           |       |             |
                           |       |    Hancock  |
                           |       |    Natural  |
                           |_______|   Resource  |
                           |       |    Group,   |
                           |       |     Inc.    |
                           |       |  (Delaware) |
                           |       |_____________|
                           |
                           |        _____________
                           |       |             |
                           |       | Declaration |
                           |_______| Management &|
                           |       | Research LLC|
                           |       |  (Delaware) |
                           |       |_____________|
                           |        _____________
                           |       |             |
                           |       | The Berkeley|
                           |_______|  Financial  |
                                   |  Group LLC  |
                                   |(Delaware)(2)|
                                   |______.______|
                                          .
                                    ______.______
                                   |             |
                                   | John Hancock|
                                   |  Funds LLC  |
                                   |  (Delaware) |
                                   |_____________|

........ Indirect Control
_______ Direct Control

Prepared by: Corporate Tax
Date: March 25, 2008

(1) PT Asuransi Jiwa Manulife Indonesia holds indirectly the remaining 5% of its own equity.

(2) John Hancock Holdings (Delaware) LLC holds indirectly the remaining 5% of John Hancock Investment Management Services LLC through The Berkeley Financial Group LLC.

This chart displays voting shares. All entities are 100% controlled unless otherwise indicated.

ITEM 27. NUMBER OF CONTRACT OWNERS

Outstanding, as of OCTOBER 31, 2009, were 333 qualified contracts and 340 non-qualified contracts of the series offered.

ITEM 28. INDEMNIFICATION

Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

     i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

     ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

     iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

     iv) a transaction from which the director derived an improper personal benefit; or

     v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                           CAPACITY IN WHICH ACTING
--------------------------                                           ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M        Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A     Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account Q        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account W        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account X        Principal Underwriter
John Hancock Variable Life Account UV                                  Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account R        Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account T        Principal Underwriter
John Hancock Variable Life Account S                                   Principal Underwriter
John Hancock Variable Life Account U                                   Principal Underwriter
John Hancock Variable Life Account V                                   Principal Underwriter

(b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, Warren Thomson***, and Karen Walsh*) who have authority to act on behalf of JHD LLC.

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon Street, Boston, MA 02116

(c)  None.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All books and records are maintained at 601 Congress Street, Boston MA 02110.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

ITEM 32. UNDERTAKINGS

(a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

     John Hancock Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

     Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

(c)  Undertakings Pursuant to Item 32 of Form N-4

     (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

     (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, as of this fourth day of January, 2010.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT T
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
    --------------------------------
    John D. DesPrez III
    Chairman and Chief Executive
    Officer


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    --------------------------------
    John D. DesPrez III
    Chairman and Chief Executive
    Officer

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities with the Depositor as of this fourth day of January, 2010.

Signature                               Title
---------                               -----


/s/ John D. DesPrez III                 Chairman & Chief Executive Officer
------------------------------------    (Principal Executive Officer)
John D. DesPrez III


/s/ Lynne Patterson                     Senior Vice President & Chief Financial Officer
------------------------------------    (Principal Financial Officer)
Lynne Patterson


/s/ Jeffery J. Whitehead                Vice President & Controller
------------------------------------    (Principal Accounting Officer)
Jeffery J. Whitehead


                 *                      Director
------------------------------------
Thomas Borshoff


                 *                      Director
------------------------------------
James R. Boyle


                 *                      Director
------------------------------------
Ruth Ann Fleming


                 *                      Director
------------------------------------
James D. Gallagher


                 *                      Director
------------------------------------
Scott S. Hartz


                 *                      Director
------------------------------------
Bradford J. Race, Jr.


                 *                      Director
------------------------------------
Rex Schlaybaugh, Jr.


                 *                      Director
------------------------------------
John Vrysen


*/s/ Arnold R. Bergman                  Chief Counsel - Annuities
------------------------------------
Arnold R. Bergman
Pursuant to Power of Attorney

                                INDEX TO EXHIBITS

                                    FORM N-4

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT T

Exhibits
--------
Item 24. (B) 1 (b)        Board Resolution.

Item 24. (B) 4 (h)        Form of Endorsement dated December 31, 2009.

Item 24. (B) 8 (a)        Service Agreement and Indemnity Combination Coinsurance
                          and Modified Coinsurance Agreement of Variable Annuity
                          Contracts between John Hancock Life Insurance Company
                          (U.S.A.) and John Hancock Life Insurance Company of
                          New York.

Item 24. (B) 9 (b)        Opinion and Consent of Counsel.

Item 24. (B) 10 (b)(i)    Consent of Independent Registered Public Accounting
                          Firm - Ernst & Young LLP of Boston, MA.

Item 24. (B) 10 (b)(ii)   Consent of Independent Registered Public Accounting
                          Firm - Ernst & Young LLP of Toronto, Ontario, Canada.

Item 24. (B) 10 (d)       Powers of Attorney for:  John D. DesPrez III;
                          James R. Boyle; Thomas Borshoff, Ruth Ann Fleming,
                          James D. Gallagher, Scott S. Hartz, Bradford J. Race;
                          Rex Schlaybaugh, Jr.;  and John G. Vrysen.